416


10015488

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orkla

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03998 FISCAL YEAR 12-31-09

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dee

DATE : 4/8/10

082-3998

ANNUAL REPORT 2009

RECEIVED
2010 APR -6 A 8:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-09
AR/S


ORKLA

THE ORKLA GROUP

Orkla operates in the branded consumer goods, aluminium solutions, renewable energy, materials and financial investment sectors. Group sales total approximately NOK 56 billion. Orkla has 30,000 employees and operates in approximately 40 countries.

ORKLA

ORKLA BRANDS

ORKLA Brands

- Foods Nordic
- Brands Nordic
- Brands International
- Food Ingredients

Operating revenues (NOK million): 23,046
EBITA[1] (NOK million): 2,793
Number of man years: 12,866

ORKLA ALUMINIUM SOLUTIONS

sapa:

- Profiles
- Heat Transfer
- Building System

Operating revenues (NOK million): 20,803
EBITA[1] (NOK million): -344
Number of man years: 12,495

ORKLA MATERIALS

Elkem

Borregaard

Operating revenues (NOK million): 11,317
EBITA[1] (NOK million): 436
Number of man years: 3,720

ORKLA ASSOCIATES

REC (39.7 %)

(42.5 %)

ORKLA FINANCIAL INVESTMENTS

ORKLA Financial Investments

- Share portfolio
  Mkt. value (NOK million): 11,037
- Real Estate
- Elkem Energi Handel

Orkla Finans

EBITA[1] (NOK million): -85
Number of man years: 198

[1] Operating profit before amortisation, gain on sale of power assets, restructuring and significant impairment charges.

KEY FIGURES[1]	2009	2008	2007	2006	2005
Operating revenues (NOK million)	**56,228**	65,579	63,867	52,683	55,304
EBITA[2] (NOK million)	**2,448**	4,240	5,112	5,084	4,805
EBITA-margin[2] (%)	**4.4**	6.5	8.0	9.7	8.7
Ordinary profit before tax (NOK million)	**1,071**	-2,015	10,059	8,525	7,206
Earnings per share, diluted (NOK)	**2.5**	-2.8	8.1	10.9	5.6
Return on capital employed, from industrial activities[3] (%)	**5.2**	9.4	11.5	13.0	11.4
Return on Share Portfolio (%)	**39.0**	-45.3	16.2	27.4	38.4
Equity ratio (%)	**51.7**	47.7	58.3	60.4	50.8

[1] Historical figures for 2005-2007
[2] Operating profit before amortisation, gain on sale of power assets, write-down inventory Sapa Profiles in 2008, restructuring and significant impairment charges.
[3] See definition on page 123.

CONTENTS

MISSION STATEMENT AND CORE VALUES

Orkla's primary goal is *"developing people – creating value"*. We base our operations on a common set of values and attitudes designed to enhance our competitiveness and make us a stronger organisation than those with which we compare ourselves.


PERSISTENCE
- In long-term value creation
- In competence development
- In serving our stakeholders
PASSION
- For customer needs
- For innovation
- For cooperation and transparency
PRECISION
- In exploiting opportunities
- In focusing on output
- In executing decisions

ANNUAL FINANCIAL STATEMENTS 2009

STRENGTHENED POSITION IN A CHALLENGING YEAR

2009 was a challenging year. It began in the shadow of the financial crisis, with plummeting economic activity and a recession in the US and Europe. Wide-ranging, coordinated actions on the part of authorities the world over helped to stabilise the financial system. In many countries, moreover, increased public budgets have been used to provide economic stimulus packages.

Orkla's business areas have been affected to varying degrees by the historical low levels of economic activity. In 2009 Orkla Brands and Jotun achieved their best results so far, while Sapa and Elkem experienced particularly weak markets.

Comprehensive action plans were initiated in autumn 2008 to ensure that the Group is able to maintain its maneuverability in the long term. The measures implemented in 2009 have included efficiency improvement programmes and restructuring, as well as the closure of several plants. Cost positions have been improved, but the measures have also resulted in workforce reductions of around 4,500 people over the past two years. These processes have been difficult, placing a heavy burden on employees and management alike.

Increasing cash flow from operating activities and other measures to free up capital have been high priorities in 2009. All the business areas helped to boost cash flow from operating activities to NOK 5.8 billion, an improvement of NOK 3.3 billion on 2008. In addition, capital was freed up through net sales of portfolio shares and sales of hydropower assets that were subject to reversion. All in all, this has strengthened the Group's financial position, while also enabling Orkla to

THE ORKLA WAY


• AMBITIOUS TARGETS
• STRUCTURAL MEASURES
• DEVELOPMENT OF LEADERSHIP CAPACITY AND FUNCTIONAL EXPERTISE
Developing people – creating value
• LEAN SUPPLY CHAIN BASED ON HSE PERFORMANCE
• IMPROVEMENT ORIENTATION
• CUSTOMER FOCUS AND INNOVATIVE ABILITY

undertake strategic acquisitions in the aluminium profiles sector in the US and to participate in the rights issue in REC.

There is uncertainty as regards future economic trends. At Orkla, however, we focus our attention on adapting to and exploiting the market conditions that we actually face, rather than drawing up a variety of conflicting scenarios.

Orkla has a long-term industrial development agenda. Operational efficiency lies at the core of all Orkla's work. Strategies are considerably easier to implement when our operational performance, from customer insight through innovation to material flow, remains at a high level. When operations are unsatisfactory, our strategic options are more limited and create less value.

Orkla's five business areas are undergoing dynamic development. We aim to continue to pursue the growth strategy that we have followed in the past few years. Our plans include further investment in the Nordic region and in global markets, although there is also a need for ongoing productivity improvement and restructuring.

Orkla Brands holds strong positions in the Nordic region. We also aim to develop the Group's companies in Russia, the Baltics and India. Orkla Brands pursues a classic brand strategy that emphasises innovation and market-leading brands based on insight into consumer needs.

Through Sapa, Orkla Aluminium Solutions has established a leading platform in Europe and North America through the acquisition of Alcoa's and Indalex' extruded aluminium profiles businesses. Our focus in the next few years will be on improving profitability to our targeted level, which is well above Orkla's cost of capital, and on seeking profitable growth in Asia.

Orkla Materials comprises Elkem and Borregaard. The business area invests substantial resources in the development of new technologies and processes. Elkem Solar is a prime example of this strategy.

Orkla Associates consists of Orkla's investments in the solar energy company, Renewable Energy Corporation (39.7%) and the paint and coating manufacturer, Jotun (42.5%). Based on the conviction that renewable energy, which includes solar energy, is a long-term macro-trend, Orkla supports REC's efforts to remain a global front-runner in an industry with huge growth potential. A crucial focus in 2010 will be to ensure the success of Orkla's two investments in solar energy through REC and Elkem Solar, which entails completion of the companies' expansion projects and increased capacity utilisation, as well as on their responses to a demanding market situation.

Jotun has a more established business model that is being rolled out in existing and new geographical markets, with emphasis on Asia and the Middle East.

Orkla Financial Investments continues to generate good returns, while contributing to the Group's business development by drawing attention to industrial opportunities.

Orkla aims to gradually increase its presence in Asia. This applies to all of the Group's business areas. Elkem, Borregaard, Sapa and Jotun already have a history in the region. Through the acquisition of MTR Foods in India, Orkla Brands has established its first foothold. REC has invested in an integrated plant in Singapore.



«Experience has taught us that challenging economic conditions can also present opportunities for value-creating industrial initiatives and improvement measures»

The Orkla share ended the year at NOK 56.85, up from NOK 45.45 at the start of 2009. One of Orkla's objectives is to be able to maintain its dividends to shareholders and to increase them over time. In line with this policy, a dividend of NOK 2.25 per share was paid in 2009. The return on shareholders' investment for the year was thus 31%.

Experience has taught us that challenging economic conditions can also present opportunities for value-creating industrial initiatives and improvement measures. Orkla's financial position is strong, and the Group intends to fully exploit its frontier of opportunity in the future.

Dag J. Opedal

Dag J. Opedal
President and CEO

THE BOARD OF DIRECTORS OF ORKLA ASA


7.
11.
10.
12.
2.
6.
9.
8.
5.
4.
1.
3.

Shareholder-elected members of the Board of Directors

1. STEIN ERIK HAGEN, CHAIR OF THE BOARD
Degree from the Retail Institute (now the Norwegian School of Retail).
First elected to the Board in 2004 and up for re-election in 2010. Retailer and founder of RIMI Norge AS and Hakon Gruppen AS as from 1976. Co-founder of ICA AB and retailer from 1999-2004. Owner and Executive Chairman of the Board of Canica AS and associated family-owned companies since 2004. Member of the Board of Treschow Fritzøe AS, Fritzøe Skoger – Mille Marie Treschow, Angvik Investor AS, Berg Jacobsen Gruppen AS, Nøisomhed AS and Sepas AS. Member of the Board of the Stein Erik Hagen Stiftelse for Klinisk Hjerteforskning (Foundation for Clinical Heart Research) since 2007. Member of the Board of the Confederation of Norwegian Business and Industry's Board for Family-Owned Enterprises and Active Ownership. Member of the Council of the Centre for Corporate Governance Research at the Norwegian School of Management (BI). Member of the Madison Council, the Library of Congress (Washington D.C.). Orkla and Canica and/or Stein Erik Hagen have some common business interests. The Board of Directors of Orkla has been informed of these interests, and has taken due note of the information. Mr Hagen and related parties own 239,942,000 shares in Orkla ASA.

2. SVEIN S. JACOBSEN, DEPUTY CHAIR
Degree in Business Economics (siv. økonom) and state-authorised public accountant (Norwegian School of Economics and Business Administration).
First elected to the Board in 2000 and up for re-election in 2010. Director of Finance at Tomra Systems, 1984-1988, CEO of Tomra, 1988-1996. Thereafter member of the Board of Directors of Norwegian and foreign companies. Chairman of the Board of NCA AS, Vensafe AS and PSI Group ASA. Member of the Board of Nordea Bank AB, Isco Group AS and Expert AS. Mr Jacobsen and related parties own 40,000 shares in Orkla ASA.

3. ÅSE AULIE MICHELET
Degree in Pharmacy (Cand.pharm.) (studied in Oslo and Zurich).
First elected to the Board in 2001 and up for re-election in 2010. Various posts in the fields of research, production and marketing at Nycomed, subsequently Nycomed Amersham. From 1999 CEO of Amersham Health, now GE Healthcare AS, and at the same time in charge of global production of contrast media. From 1 March 2008 President and CEO of Marine Harvest ASA. Ms Michelet has served on the Board of several listed companies. Ms Michelet and related parties own 8,500 shares in Orkla ASA.

4. BJØRG VEN
Degree in Law (Cand. jur.) from the University of Oslo.
First elected to the Board in 2006 and up for re-election in 2010. Lawyer in private practice with authorisation to appear before the Supreme Court and partner in the Law Firm of Haavind AS. Chairman of the Appeal Board of the Oslo Stock Exchange and the Norwegian Complaints Board for Public Procurement, Deputy Chairman of the Board of Directors of the Norwegian State Finance Fund. Formerly Chairman of the Board of Folketrygdfondet and member of the Board of several listed companies. Member of the Nomination Committee of Yara International ASA. Ms Ven and related parties own 15,000 shares in Orkla ASA.

5. PETER A. RUZICKA
MBA and degree in Business Economics (handelsøkonom) (Oslo School of Business Administration).
First elected to the Board in 2003 and sat until 2005. Elected as member of the Corporate Assembly in 2006. In 2007 elected as deputy member for the shareholder-elected members of the Board of Directors for 2008. In 2008 elected as Board member and up for re-election in 2010. Mr Ruzicka has 18 years of experience in the retail sector. From 1994 Managing Director of Hakon Gruppen and later in charge of establishing ICA in the Baltic States. From 2000 headed Ahold's operations in the Czech Republic and Slovakia. Managing Director of Jernia ASA from 2003 to 2006, and Managing Director of Canica AS since 2006. Besides being Chairman of the Board of Jernia AS and Chairman of the Board of the Stein Erik Hagen Stiftelse for Klinisk Hjerteforskning (Foundation for Clinical Heart Research) since 2007, his acitivities also include membership of the Board of Komplett ASA. Mr Ruzicka and related parties own 405,250 shares in Orkla ASA.

6. KRISTIN SKOGEN LUND
Bachelor of Arts (University of Oregon) and MBA (Insead).
First elected to the Board in 2008 and up for re-election in 2010. From 1 February 2010 Executive VP at Telenor. From 2007 Managing Director of Aftenposten. Prior to that Commercial Director at Aftenposten, CEO of Scanpix and Managing Director/Editor-in-Chief of Scandinavia Online (SOL), Director of Coca-Cola Beverages Sweden and European Product Director of Unilever. Vice President of the Confederation of Norwegian Enterprise (NHO) and member of the Board of Aftonbladet AB and the Norwegian Chamber Orchestra. Ms Lund and related parties own 1,000 shares in Orkla ASA.

7. LENNART JEANSSON
MBA (siv. økonom) (Gothenburg School of Economics).
First elected to the Board in 2006 and up for re-election in 2010. Long career with the Volvo Group in positions including Managing Director and Deputy Group CEO, 1994-2005. Chairman of the Board of Handel & Industri AB, Stena AB, Sjätte AP-fonden, Halens AB, Volvo Pension Fund and BIL Sweden. Member of the Board of Volvo Lastvagnar, Volvo Construction Equipment and Stena Metall. Member of the Board of the Council for the Sale of Shares in State-owned Enterprises. Mr Jeansson and related parties own 40,000 shares in Orkla ASA.

Employee-elected members of the Board of Directors

8. AAGE ANDERSEN
Chief trade union representative (Orkla), head of the Committee of Representatives of Norwegian Confederation of Trade Unions (LO) members in Orkla, head of Orkla's International Committee of Union Representatives and chief union representative at Borregaard.
First elected to the Board in 2004 and up for re-election in 2010. Mr Andersen and related parties own 2,531 shares in Orkla ASA.

9. GUNN LIABØ
Trade union representative and senior shop steward at Lilleborg Ello (Orkla Brands, Norway).
First elected to the Board in 2004 and up for re-election in 2010. Ms Liabø and related parties own 5,971 shares in Orkla ASA.

10. PER ARNFINN SOLBERG
Chief trade union representative at Stabburet Salg DV (Orkla Foods, Norway) and head of Orkla's Committee of Representatives of Non-Manual Workers.
Up for re-election in 2010. Mr Solberg and related parties own 6,971 shares in Orkla ASA.

Employee-elected Board observers

11. PEER SØRENSEN
Observer, second deputy chairman Orkla Committee of Union Representatives-Working Committee, joint trade union representative Odense Marcipan A/S.
Up for re-election in 2010. Mr Sørensen and related parties own 2,400 shares in Orkla ASA.

12. KENNETH HERTZ
Observer, chief trade union representative from LO at Sapa since 1999. Secretary of Orkla Committee of Union Representatives/Orkla Committee of Union Representatives-Working Committee.
Up for re-election in 2010. Mr Hertz and related parties own no shares in Orkla ASA.

REPORT OF THE BOARD OF DIRECTORS

Towards the end of 2008, the global economy was hit by its most dramatic development since World War II. In 2009, the financial crisis spread to the real economy, bringing about a decline in demand and an economic downturn affecting most OECD countries. The Orkla Group has been negatively impacted by the weak market conditions, but implemented powerful measures at an early stage, not only to adapt the level of costs to reduced demand but also to free up capital. The Group has safely maneuvered through a highly challenging year. Its financial position is stronger at the beginning of 2010, and cost positions and competitiveness have been improved in most business areas. The Group is well positioned to exploit renewed economic growth, but is also well prepared to deal with a weaker trend.

Main trends in 2009

In 2009, profit was affected by very weak markets, especially in the case of Orkla Aluminium Solutions and Orkla Materials. The market for aluminium profiles experienced an estimated annual decline in Europe and North America of 23% and 19% respectively, while Elkem's silicon-related operations achieved an average capacity utilisation of around 60% in 2009.

Extensive measures have been implemented to adapt the cost structure and capacity to the market conditions, and improved cost positions contributed to profit growth during the year. Orkla Brands and Jotun, which both primarily operate in somewhat more stable markets, continued the progress from 2008, and delivered very good results. Stock markets bottomed out during the first quarter of 2009, and have risen significantly since then. The Share Portfolio generated a return of 39%, outperforming the Nordic benchmark (the Morgan Stanley Nordic Index), by about three percentage points.

The Board of Directors has placed great emphasis on securing financial leeway during the crisis. Accordingly, plans were prepared at an early stage both for freeing up capital and for strengthening the capital structure. Through measures to free up working capital and reduce maintenance investments, the Group has achieved cash flow from operating activities of NOK 5.8 billion, despite weak operating results in several business areas. This represents an improvement of NOK 3.3 billion on 2008. The Group sold Elkem's power plants that are subject to reversion, and net sales of portfolio shares totalled NOK 2.9 billion. Loans due in 2009 and 2010 have been refinanced, and the Group has committed drawing facilities which more than cover loans falling due before the end of 2011. The average debt maturity for the debt portfolio was 4.2 years at year-end. The financial position has therefore improved during 2009. Net interest-bearing liabilities have been reduced with NOK 7.6 billion and totalled NOK 19.8 billion at the end of the year.

During 2009, Orkla strengthened its position in the aluminium solutions sector in two main ways. First, it imple-

«The Group has safely maneuvered through a highly challenging year» mented a swap agreement with Alcoa, through which Orkla secured 100% ownership of the world's leading aluminium solutions company, Sapa Profiles. In return, Alcoa took over Elkem's primary aluminium operations. Second, Orkla strengthened its position through the acquisition of the American company Indalex in the summer of 2009. This enhanced Sapa's position as a clear market leader in North America, with a market share of 26%.

The solar market has been particularly demanding in 2009, with an imbalance between supply and demand. This has led to price falls throughout the value chain, as well as significant contract-related activity involving suppliers and customers. The long-term prospects of the solar-power market are nevertheless rated as very good, and both Renewable Energy Corporation (REC) and Elkem Solar are capable of achieving cost-leading positions in the industry in future. REC, in which Orkla has a 39.7% stake, is in the process of completing an extensive investment programme covering three continents. An extensive refinancing was carried out in 2009 to ensure that the programme could be implemented, and Orkla participated proportionately in a share issue totalling NOK 4.5 billion. Elkem Solar's factory in Kristiansand for the production of solar-grade silicon for the solar-power industry suffered a minor fire during production ramp-up, entailing a delay in the ramp-up schedule. The factory is now aiming to be in full production at the end of 2010.

In 2009, the Orkla share price rose from NOK 45.45 to NOK 56.85. Including reinvested dividends, this represents a shareholder return of 31% for the year.

The Board of Directors proposes an ordinary dividend of NOK 2.25 per share.

The financial statements have been prepared and presented in accordance with the International Financial Reporting Standards (IFRS), as adopted by the EU. The Board of Directors confirms that the going concern assumption applies.

Structural changes

Following the Storting's adoption of a new concession act in the autumn of 2008, the Orkla-owned company Elkem entered into agreements to divest parts of its power business in the autumn of 2009. The concession act only permits publicly owned power companies to purchase and build large hydropower plants. The new act also gives publicly owned companies that take over private power plants that are subject to reversion a statutory right to have the reversion condition removed. Accordingly, Orkla is unable to develop its hydropower operations further through the purchase and expansion of power plants. The sale involved Norsk Vannkraftproduksjon AS taking over the shares in Elkem Energi Siso AS and Elkem Energi Lakshola AS (the Salten power plants) for NOK 4,300 million. Further, the shares in Elkem Energy Bremanger AS were taken over by Svelgen Kraft Holding AS for NOK 1,709 million. Both purchasers are publicly owned companies. The divested power plants represent a total production of 1.7 TWh, and Orkla's remaining power production now consists of Elkem's interests in the Saudefaldene plants and Borregaard's power operations in Sarpsborg. The power plants at Sauda, in which Elkem AS has an 85% stake, are regulated by a private-law lease agreement with Statkraft. When the lease expires in 2030, the power plants will be returned to Statkraft, in return for financial compensation equal to the tax written-down residual value of the newly-built facilities. Borregaard's power plant in Sarpsborg was built before the reversion legislation came into force, and can thus in principle be retained indefinitely. The power plants at Sauda and Borregaard will thus be kept, and Orkla's remaining hydropower operations consist of a production of around 2.5 TWh.

On 29 June 2009, Orkla participated in a rights issue of REC shares, subscribing for a total of 67,732,757 shares at a sub-

EARNINGS PER SHARE, DILUTED


12
10
8
6
4
2
0
NOK
10.9
6.9[1]
8.1
5.6
2.5
-2.8
05
06
07
08
09

[1] Earnings per share before contribution to profit and gain on sale of Orkla Media

scription rate of NOK 26.5 per share. In doing so, Orkla utilised its full allocation of subscription rights. Following the issue, Orkla owns 264,157,757 shares in REC, thus maintaining its stake of 39.7%.

The swap agreement between Orkla and Alcoa, through which Orkla secured 100% ownership of the world's leading aluminium solutions company, Sapa Profiles, was concluded towards the end of 2008, but implemented formally in 2009. At the same time Alcoa took over Elkem's primary aluminium operations. Sapa further strengthened its position in North America through the acquisition of 11 plants from Indalex on 31 July 2009. Following the acquisition, Sapa Profiles North America has been restructured further. The plants in Morris, Parsons and Calgary, a paint line in Vancouver, and a cast house in City of Industry were closed down in 2009. The volumes have successfully been transferred to other factories in North America. A provision of NOK 94 million was made in 2009 in connection with the restructuring process. Integration efforts within Sapa Profiles North America have proceeded as planned, and the costs position and competitiveness have been improved significantly. Indalex's results and cash flow were positive during the second half-year.

Orkla Brands International sold the food companies Kotlin and Elbro in Poland on 1 July 2009. The companies have total annual sales of just over NOK 200 million. In the second quarter, the Russian company Krupskaya acquired a small company, Azart, based in St. Petersburg, Russia. In the third quarter, Krupskaya bought the Russian brand Pekar and associated production operations. The company holds a leading position in Northwest Russia in the wafer biscuit, sponge cake, bread roll, pastry and snack segments.

Further information about the Group's results

Group operating revenues totalled NOK 56,228 million, a fall of around 14% from NOK 65,579 million in 2008. The reduction in sales is primarily explained by the weak markets experienced by Orkla Aluminium Solutions and Orkla Materials. Orkla Brands' underlying[2] sales total was about equal to that achieved in 2008.

Group EBITA[1] totalled NOK 2,448 million, compared to NOK 4,240 million in 2008. Orkla Brands continued to perform strongly, achieving profit growth in 2009 as well. EBITA[1] totalled NOK 2,793 million, an improvement of NOK 203 million on 2008, and Orkla Brands' best EBITA[1] ever. Orkla Aluminium Solutions' result was affected by the fact that markets were weaker than in 2008, although volume trends stabilised in 2009. Extensive cost-cutting measures ensured that the result for the second half-year was positive. After a weak first half-year Orkla Aluminium Solutions' full-year EBITA[1] totalled NOK -344 million, compared to NOK 697 million in 2008. As regards Orkla Materials, Elkem Silicon-related experienced weaker growth in 2009, primarily due to low capacity utilisation during the year. Due to the fire in July, Elkem Solar did not achieve normal production in 2009, generating a negative impact on profit of NOK 694 million in 2009 (including depreciation of around NOK 300 million). Elkem Solar has received advances on insurance settlements of NOK 50 million occasioned by interruptions due to the fire. Final settlement is expected in 2010, but the size of the amount is uncertain. Despite weak markets, Borregaard Chemicals has achieved satisfactory results, helped not least by lower variable costs and a favourable exchange-rate situation at the beginning of 2009.

The sale of Elkem's energy operations at Salten and Bremanger generated an accounting gain of approximately NOK 4.2 billion. Pursuant to the IFRS, the gain has to be presented on two lines of the income statement. NOK 3.1 billion has been included in the operating profit, and is shown on a separate line in the



EBITA* [1]


6,000
5,000
4,000
3,000
2,000
1,000
NOK million
4,805
5,084
5,112
4,240
2,448
05
06
07
08
09

* Historical figures for 2005-2007
[1] Operating profit before amortisation, gain on sale of power assets, write-down inventory Sapa Profiles in 2008, restructuring and significant impairment charges.

SALES OUTSIDE NORWAY*


100
80
60
40
20
%
76
77
82
82
79
05
06
07
08
09

*Historical figures for 2005-2007

income statement, while NOK 1.1 billion is reversal of deferred tax, and is therefore shown as an income on the tax line.

Results from foreign units are translated into NOK on the basis of average exchange rates for the year. Due to fluctuations in exchange rates, there were currency translation effects in 2009 of NOK 722 million and NOK -102 million on operating revenues and EBITA[1] respectively.

The Group's restructuring provisions and significant write-downs amounted to NOK -195 million in 2009. The largest items were linked to the aforementioned restructuring of Indalex as well as Sapa's closure of a production line in the Netherlands by Sapa, and a smaller amount related to the sale of Orkla Brands' Polish food companies.

Group operating profit amounted to NOK 5.1 billion in 2009 (NOK 2.4 billion)[3]. This includes the NOK 3.1 billion gain on the sale of the power business, plus amortisation and restructuring.

Associates primarily consist of Orkla's shareholdings in REC (39.7%) and Jotun AS (42.5%). In addition, in its financial statements, Orkla Financial Investments records its investment in Fornebu Utvikling ASA (32.4 %), formerly Scandinavian Property Development, as an associate. These investments are presented according to the equity method on the line for associates. Orkla has, however, decided to use the market price on the balance sheet date as the accounting value of the shareholding in REC as long as the market price is lower than the Group's associates-related carrying value. This value was NOK 56.62 per share as at 31 December 2009, while the market price was NOK 44.75 per share. In isolation, this entails an accounting charge of NOK 3.1 billion in 2009. In future, the accounting value will be adjusted upwards or downwards in accordance with the market price, and the accounting effect will be shown on the line for associates. In total, contributions to profit from associates amounted to NOK -3.9 billion, compared to NOK 2.2 billion in 2008. The 2008 profit was positively affected by the gain of NOK 830 million made on the sale of Hjemmet Mortensen.

The dramatic stock market fall experienced in 2008 turned around in the first half of 2009, and the world's stock markets showed clear growth from April onwards. At the end of 2009, the Share Portfolio had a market value of NOK 11,037 million, and unrealised gains increased by NOK 2,675 million to NOK 3,522 million. Gains and losses/ write-downs relating to the Share Portfolio totalled NOK 584 million in 2009 (NOK -6,043 million)[3], while dividends received amounted to NOK 251 million (NOK 471 million)[3]. As mentioned in the annual reports for 2006–2008, Orkla has assumed that a gain realised in 2006 on subscription rights to convertible bonds in Renewable Energy Corporation ASA (REC) are tax-free under the 'tax exemption method'. However, in December 2008, Orkla was notified of an administrative decision by the Central Taxation Office for Large-Sized Enterprises to the effect that the gain was to be taxed at the full rate. Orkla disagrees with both the alleged basis for tax liability and the valuation used in the decision. In September 2009, the parties agreed that the valuation of the REC share as at the conversion date in March 2006 should be reduced from NOK 81.50 per share to NOK 65 per share. Accordingly, in a new tax assessment decision for 2006, the Central Taxation Office reduced Orkla's tax
on the gain by NOK 189 million. The amount of tax at issue in the case has thus been reduced to NOK 562 million. Even though the valuation issue has now been resolved, Orkla still disagrees with the basis for tax liability, and will continue to contest this in court. In December 2009, Oslo District Court gave judgment in favour of the State as represented by the Central Taxation Office in the tax case brought by Orkla. In January 2010, Orkla appealed the

[1] Operating profit before amortisation, gain on sales of power assets, write-downs of inventory in Sapa Profiles in 2008, restructuring and significant write-downs.
[2] Excluding acquisitions, divestments and currency translation effects.
[3] Figures in parentheses are for the corresponding period in the previous year.

District Court's judgment to Borgarting Court of Appeal.

Orkla's industrial activites are subject to ordinary company tax in the countries in which the Group operates. The Share Portfolio's investment activities in the EEA are largely exempt from taxation. The sale of power assets resulted in an accounting reversal of deferred tax of NOK 1.1 billion, and therefore gave rise to an accounting tax income of NOK 496 million for the Group in 2009.

The swap agreement between Orkla and Alcoa, whereby Orkla took over Alcoa's 45.45% stake in Sapa Profiles in return for its 50% stake in Elkem Aluminium, was completed on 31 March 2009. Low carrying values in Elkem Aluminium helped to ensure that the transaction resulted in a profit contribution of NOK 993 million in Orkla's 2009 financial statements. As the transaction represented the divestment of an entire segment, it is presented on the line for discontinued operations.

Financial situation and capital structure

Cash flow (see also Note 33)

Despite clearly weaker results, the Group generated cash flow from operating activities of NOK 5,802 million in 2009, an improvement of NOK 3,259 million on the NOK 2,543 million figure for 2008. The improvement in cash flow is due to a strong focus on freeing up working capital and tight management of maintenance investments in all of the Group's companies. Expansion investments amounted to NOK 1,765 million in 2009. In Elkem's case, these investments related primarily to the completion of Elkem Solar and the development of the facilities at Sauda, while in Sapa's case they related to the expansion of Heat Transfer's factory in China.

In order to strengthen the Group's financial flexibility, Orkla Financial Investments sold shares for around NOK 2.9 billion in 2009.

The largest items under acquired companies were participation in the REC issue to maintain Orkla's ownership interest (total NOK 1.7 billion), and the acquisition of Indalex for around NOK 700 million. The remainder largely relates to the participation in the equity issue in Fornebu Utvikling ASA and various smaller acquisitions by Orkla Brands.

Sold companies amounted to NOK 5,914 million in 2009. This amount relates primarily to the sale of parts of Elkem's hydropower business. The sale proceeds are, as at 31 December 2009, an interest-bearing claim of the Group, and thus entail a reduction in net interest-bearing liabilities at the turn of the year. Payment of NOK 4,300 million for the plant at Salten was received on 4 January 2010, while payment for Bremanger is expected to be received during the first half of 2010. In addition, Orkla Brands sold the Polish companies Kotlin and Elbro.

In 2009, dividend totalling NOK 2,354 million were paid. Net sales of treasury shares amounted to NOK 94 million. These sales relate to the employee share purchase programme and to the fulfilment of option agreements.

After expansion and net portfolio investments, the Group had a positive cash flow of NOK 5,640 million. Positive currency translation effects contributed an additional NOK 1,936 million. The Group's net interest-bearing liabilities measured in NOK were thus reduced by NOK 7,576 million during the year, and totalled NOK 19,848 million at the end of 2009.

The average interest level was 3.5% on average interest-bearing liabilities of NOK 27,431 million. The interest-bearing liabilities are primarily distributed among the following currencies: SEK, EUR, DKK, USD and NOK.

CASH FLOW FROM INDUSTRIAL ACTIVITIES*


4.3
4.6
4.4
2.5
5,8
6
5
4
3
2
1
NOK billion
05
06
07
08
09

*Historical figures for 2005-2007

CONVERSION OF EBITA[1] TO CASH FLOW


6,000
5,000
4,000
3,000
2,000
1,000
NOK million
2,793
-344
436
2,533
Orkla Brands
Orkla Aluminium Solutions
Orkla Materials
Industrial activities

EBITA[1]
Cash flow from operations

[1] Operating profit before amortisation, gain on sale of power assets, restructuring and significant impairment charges

Foreign currency
In 2009, approximately 80% of Orkla's sales revenues were generated outside Norway. Orkla Brands is relatively moderately exposed to currency fluctuations, while both Elkem Silicon-related and Borregaard Chemicals export extensively from Norway, and their exports are largely priced in EUR and USD. This is partly counteracted by the fact that some of Orkla Brands' purchasing costs are in EUR and USD. The Group's liabilities are spread across currencies in accordance with its net investments in countries outside Norway. Liabilities measured in NOK will therefore fluctuate in step with changes in exchange rates. The acquisition of Indalex and Sapa's increased market shares in North America are expected to increase the Group's underlying currency exposure.

Contracts and financial hedge instruments
Orkla Brands generally has few long-term purchasing or sale contracts. Within Orkla Materials Energy, Elkem has certain long-term power contracts. Elkem Silicon-related also has certain long-term sales contracts, with a life of more than one year. Further details of contracts and financial instruments may be found in note 18 to the Group's consolidated financial statements.

Capital structure
In the course of 2009, the balance sheet total decreased by just over NOK 10 billion. This is largely ascribable to the sale of Elkem Aluminium, the change in value of REC, the reduction in current capital and translation effects. At the end of 2009, the equity-to-total-assets ratio was 51.7%, compared to 47.7% in 2008. Net gearing, defined as net interest-bearing liabilities as a percentage of equity capital, was 0.41 at the end of the year, compared to 0.55 in 2008. The business areas have had a considerable focus on freeing up capital throughout the year, and Orkla Brands and the remaining part of the power operations provide a strong, stable cash flow, even in more turbulent markets. A strong balance sheet combined with large liquid assets have enabled Orkla to maintain its robust financial position and strong maneuverability during the economic downturn. The Group has undrawn, long-term credit facilities that more than cover loan instalments falling due before the end of 2011.

Pensions
In recent years, all of Orkla's Norwegian companies have changed over from defined benefit schemes to defined contribution schemes. Pension schemes outside Norway are also largely defined contribution schemes. Consequently, the Group's exposure to future pension liabilities is more predictable. Pension costs in 2009 were on a par with the previous year.

The Orkla share
At the end of 2009, there were 1,028,930,970 Orkla shares in total. The number of shareholders fell by 2,476 to 48,137. The proportion of shares held by foreign investors increased by 1.1 percentage points to 37%.

The price of the Orkla share was NOK 45.45 at the beginning of the year. At year-end, the price was NOK 56.85. Taking into account reinvested dividends of NOK 2.25, this represents a return of 31%. The returns on the Oslo Stock Exchange Benchmark Index and the Morgan Stanley Nordic Index were 64.8% and 36.1% respectively. Further details concerning shares and shareholders may be found on page 52 of the annual report.

Risk management
It is neither desirable nor possible to eliminate all risk relating to the Group's business activities. The Board of Directors is nevertheless committed to ensuring that risk is managed carefully and systematically in all parts of the Group, and regards this as a prerequisite for long-term value creation for shareholders, employees and society at large.

EQUITY, LIABILITIES AND NET GEARING*


0.6
0.5
0.4
0.3
0.2
0.1
Net gearing
60
50
40
30
20
10
NOK billion
37.9
15.4
48.1
11.4
55.3
16.2
50.1
27.4
48.9
19.8
05
06
07
08
09
Equity (incl. minority interests)
Net interest-bearing liabilities
Net gearing
*Historical figures for 2005-2007

Growth potential must always be assessed against the associated risk picture.

Risk management in the Orkla Group is coordinated by the Chief Risk Officer (CRO). This role is described in more detail in the chapter on corporate governance, on pages 63–67. Orkla's overall risk picture is consolidated and discussed with the Group Executive Board. If unacceptable factors are identified, risk-reducing measures are implemented. The Group's overall risk picture is also presented to the Board of Directors' Audit Committee and to the Board of Directors. The risk picture includes risks relating to profitability, EHS, food safety, information security, financial reporting, reputation and compliance. In addition to this, especially important risk factors are reviewed regularly to assess whether the Group's exposure is acceptable. The goal is to ensure that, over time, the organisation in general and the various decision-making bodies in particular improve their ability to assess risk in relation to the anticipated return. This will help to improve the Group's decision-making processes further.

According to the Group's Risk Management Instructions, risk assessments must be carried out on an ongoing basis in all units, including major projects, and thereafter be reported to the next organisational level. The risk pictures of the various units are presented to and discussed by the various internal boards of directors as part of the budget process. There is a special focus on changes in relation to the previous year and the effect of risk-reducing measures. When important decisions are to be taken, such as decisions concerning acquisitions, divestments or major investments, the same formal requirements apply to risk identification as to ongoing risk management. A unit's risk picture identifies the main risk factors on the basis of the unit's value chain. Each senior executive in the Orkla Group is responsible for ensuring that he or she has knowledge of all significant risk factors within his or her own area of responsibility, so that these risk factors are managed in a financially and administratively sound manner.

Orkla's diversified company and product portfolio reduces the risk of industry-specific volatility, and dampens the effects of economic cycles. At the same time, the breadth of the Group's activities ensures lower net exposure to individual factors (natural hedge). For example, high energy prices may have different impacts on the silicon and energy businesses, so that the Group's net exposure to changes in energy prices is reduced because Orkla is both a consumer and a producer of energy. One operation does well when energy prices are low, while the other operation does well when energy prices are high. Reference is otherwise made to pages 60–62 for a more detailed description of the Group's risk factors.

Comments on the individual business areas

Orkla Brands

Orkla Brands' operating revenues amounted to NOK 23,046 million in 2009, NOK 352 million lower than in 2008. Market conditions were demanding, with more price-conscious consumers and reduced demand from out-of-home companies. EBITA[1] amounted to NOK 2,793 million, an improvement of NOK 203 million on the NOK 2,590 million achieved in 2008. The positive trend is due to extensive improvement programmes and price increases to compensate for higher raw material prices, and to some major innovations. The fact that the Norwegian krone and Swedish krone were weak against key purchasing currencies such as the EUR and the USD had a negative effect through the majority of 2009, although this effect diminished in the fourth quarter. Price hikes due to the Norwegian agricultural settlement have also increased the prices of raw materials like meat and flour products, while the prices of several international raw materials have fallen. While all of the business units achieved growth, Orkla Brands International made the most progress. At the same time, large, important businesses like Lilleborg and Bakers in Norway, and Beauvais and Odense in Denmark, suffered falls in profit. An important priority area in future will be growth initiatives within existing operations and product ranges, but also an increased focus on structural growth.

Orkla Foods Nordic reported operating revenues of NOK 9,754 million, equivalent to an underlying[2] drop of 1% compared to 2008. EBITA[1] was NOK 1,088 million, compared to NOK 1,050 million in 2008. Profit growth was driven by large companies such as Stabburet, Procordia and Abba. In Finland there was positive development as a result of successful launches and efficiency gains. Purchase prices in Sweden increased significantly in 2009 due to a weak Swedish krone. Despite challenging market conditions and a decline in sales in the Baltics, the profit levels of the Baltic operations were only marginally lower than in 2008. Overall, Orkla Foods Nordic maintained its market shares.

The operating revenues of Orkla Brands Nordic totalled NOK 7,722 million in 2009, equivalent to underlying[2] growth of 1%. EBITA[1] was NOK 1,380 million, equivalent to underlying[2] growth of NOK 17 million compared to the previous year. Profit was pulled down by increased purchase prices due to the Norwegian krone and Swedish krone being weaker than in 2008, but profit was also positively affected by one-off factors linked to the revision of an agreement with a major supplier. While Nidar, Chips Group, Lilleborg Profesjonell and Gøteborgs/Sætre showed profit growth in 2009, weakened market shares, particularly in Lilleborg's product categories, have had a negative effect on profit.

Orkla Brands International's operating revenues amounted to NOK 1,939 million, equivalent to underlying[2] growth of 2% compared to 2008. EBITA[1] was NOK 89 million, an underlying[2] improvement of NOK 80 million. Profit growth was primarily linked to price increases in Russia, but can also be ascribed to improvement measures implemented in SladCo and sales growth and cost improvements in Krupskaya.

Orkla Food Ingredients posted operating revenues of NOK 3,966 million in 2009, equivalent to an underlying[2] fall of 2%. EBITA[1] was NOK 236 million, an underlying[2] increase of NOK 44 million. The positive trend was due primarily to the solid performance of the Dragsbæk companies and Orkla Foods Romania, which have strengthened their competitiveness and earnings.

Orkla Aluminium Solutions

Operating revenues for Orkla Aluminium Solutions totalled NOK 20,803 million in 2009, compared to NOK 27,809 million in 2008, equivalent to a drop of 25%. Demand has been very weak, but stable throughout the year. In the fourth quarter, there were signs of positive growth in demand compared to the previous quarter.

EBITA[1] was NOK -344 million, compared to NOK 697 million in 2008. Markets for profiles remained weak in 2009. Apart from the Asian market, which featured strong demand throughout the year, all of Sapa's markets experienced a drop in demand during the first half of 2009. In the second half of the year, there were signs of demand stabilising at lower levels, and a slight positive trend was seen in the North American market. Reduced cost levels have gradually compensated for weak markets, and operating profit for the second half-year was positive.

Heat Transfer saw positive signals in the demand trend in the second half of 2009, while Building System is now feeling the effects of a weak building and construction market. EBITA[1] for Heat Transfer and Building System totalled NOK 230 million (NOK 588 million)[3].

Sapa strengthened its footprint in North America through the acquisition of 11 plants from Indalex on 31 July 2009, which was included in the income statement as of August. Following the acquisition, Sapa Profiles North America has been restructured further, and the factories in Morris, Parsons and Calgary, a paint line in Vancouver, and a cast house in City of Industry were closed down in the fourth quarter. The volumes have successfully been transferred to other factories in North America. The sale of the operation in Catawba has been completed pursuant to the conditions set by the US Department of Justice, but this had no significant effect on volumes or profit.

Orkla Materials

Operating revenues for Orkla Materials amounted to NOK 11,317 million, compared to NOK 13,725 million in 2008. EBITA[1] was NOK 436 million, down from NOK 1,426 million in 2008.

Elkem Silicon-related's operating revenues totalled NOK 6,332 million, compared to NOK 8,025 million in 2008. EBITA[1] was NOK -581 million, a drop of NOK 945 million from 2008. The start-up of Elkem Solar has generated a negative impact on profit of NOK 694 million in 2009, including depreciation of around NOK 300 million.

Market conditions for Elkem Silicon-related were weak in 2009, causing reduced production capacity at the majority of the factories in Norway. However,towards the end of the year, there were signs of growth in demand in some segments. Elkem Silicon-related (excluding Elkem Solar), had an average capacity utilisation of 63% in 2009. In response to the low demand, Elkem has implemented extensive cost-cutting programmes at head office and in other support functions. In total, the number of staff has been reduced by 135 man-years. The reduction in the cost base of around NOK 180 million will have full-year effect in 2010.

In the third quarter, a fire broke out at one of Elkem Solar's processing plants at Fiskaa. There were no personal injuries, and no serious damage to equipment, but the repair of the damage caused a delay in the ramp-up schedule.

Borregaard Chemicals' operating revenues totalled NOK 3,815 million in 2009, a decline of NOK 817 million. EBITA[1] was NOK 216 million, compared to NOK 233 million in 2008. Borregaard Chemicals faced some difficult market conditions as a result of the financial crisis, with lower demand for key product groups. However, the company's specialisation strategy has proven robust, and has contributed to the achievement of close to full operations in 2009.

Borregaard Chemicals achieved overall underlying profit growth compared to 2008. The markets have been weak, but price increases, lower variable costs resulting from lower raw material prices and more favourable exchange rates have compensated for a certain decline in volume. Through capacity reduction achieved by closing down in Switzerland and Finland in 2008 and through the alteration of its product mix, Borregaard has negotiated the challenges faced by the industry in 2009 relatively well.

As at 31.12.2009, the power operations of Elkem and Borregaard will be reported together under "Orkla Materials Energy". Orkla Materials will then consist of the three segments Elkem Silicon-related,

Borregaard Chemicals and Orkla Materials Energy.

Orkla Materials Energy delivered satisfactory results in 2009. Operating revenues and EBITA[1] totalled NOK 1,353 million and NOK 801 million respectively, compared to NOK 1,304 million and NOK 829 million respectively in 2008. Elkem's energy production delivered good results in 2009. The merger of Elkem Fornybar Energi and Norsk Grønnkraft AS contributed to an accounting gain of NOK 58 million. The prices achieved in 2009 were higher than those achieved in 2008, while production was lower. Borregaard's energy business recorded a lower profit in 2009. This is primarily due to lower market prices, reduced access to power and a smaller contribution from power trading. In the second quarter, two new generators were put into operation in Sarpsborg, which will provide increased capacity during periods of high inflow from the Glomma river.

In October 2009, an agreement was concluded for the sale of Elkem's hydropower plants at Salten and Bremanger for approximately NOK 6 billion. The divested operations have a total annual power production of 1.7 TWh, of which Elkem owned 1.5 TWh. Elkem's power operations at Sauda and Borregaard's power plant in Sarpsborg have been retained.

In 2009, Elkem Energi Handel was moved to the business area Orkla Financial Investments.

Orkla Associates

Orkla Associates consists primarily of the investments in Renewable Energy Corporation ASA (REC) (39.7% stake), and Jotun AS (42.5% stake). In Orkla's financial statements, REC and Jotun are presented in accordance with the equity method, and Orkla's share of the post-tax result is shown on the line for profit/ loss from associates. The figures below are on a 100% basis.

REC's operating revenues came to NOK 9,156 million in 2009, compared to NOK 8,191 million in 2008. REC's EBITDA[4] came to NOK 1,741 million, compared to NOK 3,279 million in 2008.

REC continued to expand its operations in 2009. The biggest projects currently being implemented to increase production capacity in the course of 2010 relate to the completion of the plant for production of silane gas and polysilicon in Moses Lake, US, the production of silicon wafers on Herøya and in Glomfjord, Norway, and the completion of a new, integrated factory for the production of wafers, cells and modules in Singapore. More information on REC may be found on the company's website: www.recgroup.com.

Jotun's operating income was NOK 11,219 million, compared to NOK 10,442 million in 2008. The company's operating profit (EBIT) increased to NOK 1,157 million, compared to NOK 919 million in 2008.

Jotun achieved its best result ever in 2009. Jotun has substantial activity in the Middle East and Asia, which continues to show good growth. The global economic downturn has gradually slowed the strong growth achieved by Jotun in the past few years, but performance remained strong in several key areas. Jotun's strategy is based on organic growth and in view of the currently challenging global economy, Jotun has attached importance to maintaining a relatively high level of investment in order to secure future growth. In 2009, new production plants were opened in South Korea and Saudi Arabia. Jotun has also decided to invest over NOK 500 million in a new factory in Sandefjord. The Group is also further developing its activities in North Africa.

Orkla Financial Investments

Pre-tax profit amounted to NOK 761 million, compared to NOK -5,356 million in 2008. The weak trend in the financial markets seen in the autumn of 2008 continued throughout the first quarter of 2009. However, the trend in the subsequent quarters was positive. For the full year, the Share Portfolio generated a return of 39.0%, compared to its benchmark Morgan Stanley Nordic Index' return of 36.1% (Oslo Stock Exchange Benchmark Index return of 64.8%).

Pursuant to the IFRS, write-downs amounting to NOK 1,214 million (NOK 5,656 million)[3], were taken in respect of the Share Portfolio in 2009. In addition, dividends of NOK 251 million were received, and net share sales totalled NOK 2,866 million. At year-end, the Share Portfolio had a market value of NOK 11,037 million, and unrealised gains of NOK 3,522 million.

In 2009, the performance of Orkla Finans, which offers investment services to institutional and private investors, was affected by challenging markets for the fascilitation of investment products. There has been carried out significant restructuring through the year, and one-off costs related to this have been charged against the results. EBITA[1] amounted to NOK -45 million, compared to NOK -66 million in 2008.

Orkla Eiendom (real estate) reported EBITA[1] of NOK -15 million, compared to NOK 13 million in 2008.

Elkem Energi Handel, which was moved from Elkem Energy to Orkla Financial Investments in 2009, reported EBITA[1] of NOK 42 million, compared to NOK -53 million in 2008. The figures for 2008 and 2009 have been restated accordingly.

Øraveien Industripark was transferred from Borregaard to Orkla Eiendom for

[4] Operating profit before depreciation, impairment charges and amortisation.

accounting purposes with effect from 1 January 2009.

Research and Development (R&D)

Research and development have high priority at Orkla. The various business areas have a strong focus on the R&D function, which plays a key role in the development of the various businesses.

Orkla's R&D activities seek to generate results through an inter-disciplinary focus that cuts across the entire organisation. The result is improved transfer of expertise and greater flexibility. Within Elkem Silicon-related, development work takes place in cooperation between industrial plants, the divisions' R&D departments, external parties and the Elkem research centre in Kristiansand. At Borregaard Chemicals, a joint research centre for all business units has provided great flexibility, good transfer of expertise and rapid commercialisation of innovation processes. Borregaard Chemicals also-cooperates widely with institutes and universities in several countries. In addition to its business units' own departments, Sapa has a central R&D department in Finspång, Sweden. At Orkla Brands, consumer and market insight is combined with technological expertise to develop preferred innovations.

Research and development are crucial for the further development of the businesses' market positions. At Orkla Aluminium Solutions, a great deal of the R&D work is related to the long-term strategy to create added value for customers. However, much of the work also concentrates on practical objectives, such as productivity and costs. Sapa has established its own Centre of Excellence for this purpose, and use the Centre to spread new knowledge effectively within the organisation. Elkem aims to be a front runner in the development of new environment- and energy-friendly technologies. In 2009, efforts focused largely on the start-up of Elkem Solar in Kristiansand, the start-up of FSM production at Elkem Iceland and, in cooperation with Alcoa, the continued development of a new aluminium production process. In total, around 250 people work on research and development at Elkem. Borregaard employs around 60 people in total in the R&D sector, and almost one quarter of its industrial sales come from products launched in the past five years. Borregaard also has a special business-development unit, which works primarily on feasibility studies and business and technology development in the fields of biofuels, biochemicals and biomaterials. At Orkla Brands, innovation is incorporated into every stage of the value chain through the targeted, systematic use of normative tools, while deep consumer and customer insight increases the quality of the innovation process.

Personnel and organisation

At year-end, the Orkla Group had 30,167 employees (31,541)[3], of whom 6,306 were located in Norway (6,516)[3], 6,228 were located in the rest of the Nordic region (7,069)[3], and 17,633 were located in countries outside the Nordic region (17,956)[3].

Cooperation between management and the employees' organisations through the established cooperative and representational systems functions well, and makes a valuable contribution to dealing with the challenges faced by the Group and the individual companies in a constructive manner. The cooperative systems are being adapted to the structural changes in the Group. The election of new employee representatives to the Board of Directors and the Corporate Assembly will take place in the spring of 2010.

At the meeting of the Corporate Assembly on 27 May 2009, Stein Erik Hagen was re-elected as Chair of the Board, and Svein S. Jacobsen was re-elected as Deputy Chair of the Board. The other shareholder-elected members; Peter Ruzicka, Kristin Skogen Lund, Åse Aulie Michelet, Bjørg Ven and Lennart Jeansson were re-elected

NUMBER OF EMPLOYEES, BY GEOGRAPHICAL AREA


America/Rest of the world 3,935
Asia 2,116
Rest of Europe 5,110
Central and Eastern Europe 6,472
Norway 6,306
Nordic region excl. Norway 6,228
13 %
21 %
7 %
17 %
21 %
21 %

Number of employees 30,167

for a period of one year. There are three women out of a total of seven shareholder-elected members on Orkla's Board of Directors, while one of the three employee-elected members is a woman. Orkla ASA therefore fulfils the requirement under section 6-11a of the Public Limited Liability Companies Act for the representation of both sexes on the Board of Directors. In the Corporate Assembly, there are four women out of a total of 14 shareholder-elected members. Two of the six employee-elected members are women.

The Group Executive Board consists of President and CEO Dag J. Opedal, Torkild Nordberg, Roar Engeland, Hilde Myrberg, Terje Andersen and Bjørn M. Wiggen. On 30 March 2009, Bjørn M. Wiggen was appointed CEO of Sapa and a member of the Group Executive Board, while Ole Enger resigned from the Group Executive Board to take up the position of President and CEO of REC.

The Board of Directors thanks all employees for their contributions and for the results achieved in 2009.

Equality and diversity

Orkla aims to ensure diversity in the Group, and will recruit, develop and retain the best employees, regardless of gender, ethnicity or disability. An internal diversity committee was established in 2009, which during the course of 2010 will identify and analyse challenges and the need for measures within the Group to promote equality and prevent discrimination.

Recruitment

The Orkla Group recruits equal numbers of women and men. Orkla will continue its cooperation with the Alarga foundation in order to increase the recruitment of candidates with ethnic minority backgrounds. Moreover, in 2009, Orkla concluded an agreement with Ambisjoner.no.

Pay and working conditions

Orkla aims to ensure that all employees are paid in accordance with the pay targets and collective wage agreements drawn up by, among others, the employers' organisations in the relevant countries. Orkla emphasises expertise, the complexity of the position, performance and competitiveness in the market, regardless of gender, ethnicity or disability. A further factor that is considered important with regard to gender-equality efforts is measures that make it easier to combine a career with family life. In the course of 2010, Orkla plans to carry out a global employee opinion survey, with a view to ascertaining employees' views on matters such as equal treatment with regard to pay and working conditions, promotion and development opportunities, by reference to gender, ethnicity and disability.

Promotion and development opportunities

Orkla aims to achieve a more equitable gender balance, and to have more women in leading positions than at present. The Group currently employs 9,931 women, a proportion of 33%. The proportion of women in Group management teams is 14%, compared to 19% in 2008. The number of female managers at Orkla is still too low, and Orkla will continue to take steps to increase the proportion of women. Examples of measures implemented particularly for this purpose in the Nordic businesses, include the mentor programme, focusing especially on female managers in the annual management evaluations, giving women priority in connection with management development courses, the requirement always to identify a female candidate for senior positions, and measurement of gender-distribution trends. In 2009, Orkla worked on planning its second global women's conference, which took place in February 2010. The topics included ways of increasing the proportion of women in senior positions.

Orkla acknowledges that the measures already implemented have thus far not had a sufficient positive effect. Further measures will be considered in connection with the work of Orkla's internal diversity committee.

Protection against harassment

Orkla does not tolerate any form of insulting behaviour, harassment, discrimination or other conduct that colleagues, business contacts or others may find threatening or demeaning. All employees are entitled to fair and equal treatment. The topic of discrimination is included in the general training given on the working environment, and discrimination is defined as a risk factor. There are established routines for dealing with harassment, in the form of a whistle-blowing service on Orkla's website. This service is intended to give employees and others the opportunity to alert the Group's governing bodies to possible breaches of Orkla's ethical guidelines in cases where a matter cannot be resolved at local level. Moreover, procedures have been put in place for dealing with such notifications.

Competence

It is important to build expertise in every part of the Orkla Group in order to maintain and reinforce the Group's competitiveness. Development activities are primarily linked to the training each employee receives on the job. In addition, various centralised training programmes in management and specialised disciplines have been developed under the auspices of the Orkla Academies. These programmes are continuously improved to ensure that they meet the highest quality standards.

As well as enhancing the participants' technical skills, these programmes also play an important role in the development of common attitudes, working methods and a corporate culture that transcends individual company borders.

The Group's corporate culture is based on the value statement "Goals and Values". Following a revision in 2007, the roll-out of "Goals and Values" began in 2008. This implementation has continued in 2009.

The central resource centres in the fields of manufacturing/logistics, purchasing and marketing work closely with the line organisations and the Orkla Academies to ensure that the overall human resource development effort takes place within a consistent framework.

Environment, Health and Safety (EHS)

Efforts to prevent injuries and further develop a strong EHS culture that promotes correct behaviour and attitudes have been a high priority in 2009. This has been reflected in a drop in the injury rate.

In 2009, the Lost Work Day Rate (LWDR), i.e. the number of personal injuries leading to absence per million hours worked, was 4.5, compared to 6.2 in 2008. The positive trend is the result of important EHS principles, such as good order and cleanliness, engagement, expertise-building and willingness to learn from others, being emphasised throughout the organisation.

It is also important to register all types of injury, and to implement improvement measures that prevent these recurring. Accordingly, a target figure that will be followed up on throughout the organisation is the Total Recordable Rate (TRR), i.e. the number of personal injuries leading to absence, a need for medical treatment, or work limitations per million hours worked, which in 2009 totalled 12.8.

Despite efforts to prevent occupational accidents, three tragic accidents occurred in 2009. A female employee at Sapa's factory Sapa Profily in Slovakia was killed when aluminium profiles fell in connection with a lifting and storing operation. At Sapa Heat Transfer in Shanghai, China, an external mechanic died after falling from a crane beam during maintenance work. At Beauvais' factory in Svinninge, Denmark, an external person entered the factory grounds and drowned in a purification plant. These events show that all parts of the organisation must give their full attention to injury prevention efforts.

Sickness absence in the Orkla Group was 4.3% in 2009, while the corresponding figure for 2008 was 3.4%. The rules for registering sickness absence and follow-up of absentees vary from one country to another. In Norway, Orkla complies with the principles of an inclusive work environment, which include active follow-up of absentees and cooperation with the company health service. Similar principles will also be applied to Orkla's operations in other parts of the world. Sickness absence for the Norwegian companies was 6.6% in 2009, which is an increase from 5.7% in 2008.

A conference on workplace health promotion was arranged in 2009. In 2010, Orkla's companies will continue to work on the implementation of this measure, which is an important contribution to the ongoing effort to secure improvements.

Regular employee opinion surveys are carried out in order to survey the working environment.

Orkla is committed to taking responsibility for the environment and limiting environmental impacts throughout the value chain. It carries out life-cycle-assessments to document the impact on the environment and the climate of different products and production processes, and of the use of resources and input factors.

Orkla prepares energy and climate accounts based on the international Greenhouse Gas Protocol Initiative. These accounts are also submitted to the Carbon Disclosure Project (CDP), an independent organisation that provides investors all over the world with a basis for assessing how the world's largest companies are dealing with the challenges to the climate.

TRENDS IN LWDR[1] AT ORKLA*


12
10
8
6
4
2
LWDR
10.7
11.7
7.2
6.2
4.5
05
06
07
08
09

* Historical figures for 2005-2007
[1] Number of injuries leading to absence per million hours worked

TRENDS IN SICKNESS ABSENCE FOR ORKLA IN NORWAY*


8
7
6
5
4
3
2
1
%
7.1
7.4
6.5
5.7
6.6
05
06
07
08
09

* Historical figures for 2005-2007

In 2009, global greenhouse gas emissions from Orkla companies amounted to 1.85 million tonnes of CO_2-equivalents, compared to 2.25 million tonnes of CO_2-equivalents in 2008. If emissions from purchased energy are included, total emissions were 2.7 million tonnes of CO_2-equivalents. The majority of Orkla's greenhouse gas emissions can be ascribed to Elkem Silicon-related's operations, but the business did not utilise its full production capacity in 2009 due to weaker markets. Emissions from Sapa and Borregaard Chemicals' factories and from Orkla's other operations are mainly linked to the production of thermal energy from fossil fuels.

Orkla's total energy consumption in 2009 was 8.2 TWh, compared to 11.1 TWh in 2008. Around 4.9 TWh of this was electricity. The fall is primarily due to reduced production at Elkem's facilities. Orkla's own hydropower plants produced around 3.8 TWh of electricity.

The Orkla companies focus continuously on energy efficiency and investment projects to reduce energy consumption and to ensure that the greatest possible use is made of renewable energy.

Orkla's products will be manufactured using safe raw materials and accepted methods. Orkla requires its suppliers to meet product safety, environmental and ethical production standards. In 2009, the focus on monitoring the Group's suppliers was intensified, and a food safety system has been introduced for approving and auditing suppliers.

Operational efficiency based on compliance with EHS requirements as set out in Orkla's Goals and Values is a value driver in the Group. Accordingly, a focus on EHS must be integrated into Orkla's business activities. EHS efforts are primarily being made at local level in the individual companies, but best practices and lessons learned are increasingly being exchanged across the organisation.

Risk assessments are a key element of EHS activities. All Orkla units must carry out risk assessments, which will help the companies in their efforts to make continuous improvements by prioritising the most important EHS measures and establishing effective action plans.

A safe, good working environment is the fundamental prerequisite for sustainable value creation. Operations must therefore be well organised, so that the Group can operate without risk to life or health and utilise the workforce in a good and efficient manner.

Corporate governance

Orkla's governance systems are based on principles that follow the system used in the Norwegian Code of Conduct for Corporate Governance, and largely conform to current international guidelines on good corporate governance.

A more detailed description of corporate governance at Orkla may be found on pages 63–67 of this annual report.

Pay and other remuneration of senior executives

The Board of Directors has established its own Compensation Committee, which deals with all important matters related to pay and other remuneration of senior executives before such matters are formally discussed and decided by the Board of Directors.

In accordance with Norwegian company legislation, the Board of Directors has also prepared a separate statement of guidelines on the pay and other remuneration of senior executives, included in Note 5 to the financial statements of Orkla ASA, which will be presented and discussed at the Annual General Meeting in 2010. The note also provides details of remuneration and contractual arrangements.

International Financial Reporting Standards (IFRS)

The financial statements for 2009 have been prepared and presented in accordance with IFRS. The financial statements for the parent company have been prepared in accordance with simplified IFRS pursuant to section 3-9 of the Accounting Act.

The explanation of accounting principles on page 73 describes important matters relating to accounting treatment pursuant to IFRS.

Allocation of profit for the year

In 2009, Orkla ASA posted a profit of NOK 4,094 million. The Board of Directors proposes the following allocation (NOK million):

Transferred to other equity	1,801
Provision for dividends	2,293
Total	4,094

Free equity amounted to NOK 25,996 million at year-end.

The Board of Directors proposes an ordinary dividend of NOK 2.25 per share for the 2009 accounting year, which is the same as for the 2008 accounting year.

Outlook for 2010

At the start of 2010, there are again indications of positive economic growth in the OECD area. However, the strength of the growth varies, and there is great uncertainty about the further economic trend in 2010. Orkla is generally well-positioned for a cyclical upturn, but is also prepared to deal with both new setbacks and a prolonged downturn.

In general, the uncertainty in the markets in which Orkla operates remains so great that it is difficult to prepare good forecasts. All of the companies are therefore maintaining a high level of preparedness, so that they can adapt their activities to current market trends throughout 2010.

Orkla Brands expects a relatively stable trend in the Nordic grocery market. No major changes are expected as regards structure or the competitive situation. The pricing situation relating to raw materials is complicated, and is expected to be relatively neutral outside Norway. In Norway, the prices of most agricultural products will continue to rise. Outside the Nordic region, particularly in Russia, the markets are somewhat more demanding at the start of 2010.

In 2009, Orkla Aluminium Solutions reduced its break-even levels significantly through extensive structural and improvement measures. The profit trend was positive during the second half of 2009. Sapa Profiles operates on the basis of very short order cycles, and the uncertainty linked to the market trend is therefore great. Moreover, Sapa Profiles serves many market segments, and these may experience slightly different trends. Overall, however, the market is expected to stabilise further, and there is a possibility of modest growth in the course of the year. Building System has experienced a weaker stream of orders in 2009, and will carry a negative trend into 2010. In addition, cold weather at the start of 2010 will affect the first quarter negatively. A strong car market in China is contributing to high demand for Heat Transfer at the start of 2010.

As regards Orkla Materials, Elkem Silicon-related expects somewhat improved capacity utilisation. Prices may improve somewhat, but markets are generally expected to remain weak in 2010. In the case of Borregaard Chemicals, demand is also weak, but the market is more balanced. A strong NOK against the USD and the EUR will have negative effects for Orkla Materials. Following the sale of Elkem's power plants at Salten and Bremanger, the Group's hydropower assets consist of Borregaard's energy operations and Elkem's operations at Sauda. At the start of 2010, the reservoir level at Sauda was lower than normal for the time of year. As at 31.12.2009, the power operations of Elkem and Borregaard will be reported together under "Orkla Materials Energy". Orkla Materials will then consist of the three segments Elkem Silicon-related, Borregaard Chemicals and Orkla Materials Energy.

The market for solar power is expected to grow significantly over time. In the short-term, however, the market will be highly volatile, and characterized by imbalance between supply and demand throughout the value chain. For both REC and Elkem Solar, the highest priority in 2010 will be completing expansion projects, and establishing and securing long-term competitiveness.

Oslo, 10 February 2010
The Board of Directors of Orkla ASA

Stein Erik Hagen
Chair

Svein S. Jacobsen
Deputy Chair

Aage Andersen

Lennart Jeansson

Gunn Liabø

Kristin Skogen Lund

Åse Aulie Michelet

Peter A. Ruzicka

Per Arnfinn Solberg

Bjørg Ven

Dag J. Opedal
President and CEO

GROUP EXECUTIVE BOARD


1.
2.
3.
4.
5.
6.

1. TORKILD NORDBERG (52), EXECUTIVE VICE PRESIDENT, CEO ORKLA BRANDS
Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH).
Member of Orkla's Group Executive Board with overall responsibility for branded consumer goods since 2005. Managing Director of Orkla Brands Nordic 2002-2007. Director Lilleborg Home and Personal Care, 1997-2006. Director Lilleborg Personal Care Products/Hygiene, 1994-1997. Director Lilleborg Industrial Detergents, 1993-1994. Various management positions in sales and marketing at Lilleborg. Member of the Board of Jotun AS since 1997. Mr Nordberg and related parties own 62,444 shares and 355,000 options in Orkla ASA.

2. BJØRN M. WIGGEN (50), EXECUTIVE VICE PRESIDENT, CEO ORKLA ALUMINIUM SOLUTIONS
Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH).
Executive Vice President since 2008, Managing Director of Sapa AB from April 2009 and Chairman of the Board of Elkem AS and Elkem Solar AS, as well as Managing Director of Orkla ASA with responsibility for Elkem Solar. Managing Director of Elkem, September 2008-April 2009. Head of Orkla Media/Mecom Europe from 2005 to 2007. Prior to that, Managing Director of Pripps Bryggerier, Ringnes and Senior Vice President at Carlsberg Breweries. Deputy Chairman of the Board of Tomra ASA and member of the Board of Midvestfondene. Mr Wiggen and related parties own 78,161 shares and 335,000 options in Orkla ASA.

3. TERJE ANDERSEN (52), EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER
Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH).
Chief Financial Officer at Orkla since 2000. Member of Orkla's Group Executive Board since 2005. Prior to that, Finance Director at Orkla Brands and Lilleborg, and has experience from management positions at Deloitte Consulting and Nevi Finans. Mr Andersen and related parties own 35,190 shares and 220,000 options in Orkla ASA.

4. DAG J. OPEDAL (50), PRESIDENT & CEO
Degree (siv. økonom) from the Norwegian School of Economics and Business Administration (NHH) and MBA from INSEAD, France.
President and CEO since 2005. Member of Orkla's Group Executive Board since 2001 with responsibility for Orkla Brands and Foods. Previously Managing Director of Orkla Foods and Stabburet. Prior to that, Finance Director at Nora Foods, head of business development at Nora and Company Secretary/Group Controller at Dyno Industrier. Chairman of the Board of Renewable Energy Corporation ASA. Member of the Board of Jotun AS, member of the Supervisory Board of DnB NOR ASA, and FAFO Council member. Mr Opedal and related parties own 342,173 shares and 1,270,000 options in Orkla ASA.

5. ROAR ENGELAND (50), EXECUTIVE VICE PRESIDENT, CEO ORKLA FINANCIAL INVESTMENTS AND CORPORATE DEVELOPMENT
Magister Artium degree in Philosophy from the University of Oslo, MBA from INSEAD, France and graduate of the Norwegian Military Academy, Oslo.
Member of Orkla's Group Executive Board since 2001. Head of Orkla's Corporate Development Department since 1996. Prior to that, a consultant at McKinsey & Company, following a military career. Chairman of the Board of Fornebu Utvikling ASA, member of the Board of Renewable Energy Corporation ASA and member of the Supervisory Board of Storebrand ASA.
Mr Engeland and related parties own 178,278 shares and 615,000 options in Orkla ASA.

6. HILDE MYRBERG (52), EXECUTIVE VICE PRESIDENT, CORPORATE FUNCTIONS
Degree in Law (Cand. jur.) from the University of Oslo and MBA from INSEAD, France.
Member of Orkla's Group Executive Board since 2006. Director at Norsk Hydro ASA in charge of the Markets Sector at Hydro Oil & Energy from 2002-2006. Has held various positions at Hydro, including the posts of head of corporate development and marketing at Hydro Energy and corporate lawyer. Deputy Chairman of the Board of Petoro AS, member of the Board of Renewable Energy Corporation ASA and member of the Corporate Assembly of Jotun AS. Ms Myrberg and related parties own 11,959 shares and 185,000 options in Orkla ASA.

ORKLA'S BUSINESS AREAS



ORKLA BRANDS


SMAK FORSKJELLEN!
Big One
DOUBLE PEPPERONI
TO TYPER PEPPERONI FOR DOBBEL SMAK
HELT NY BUNN!
NYHET!
100 % naturlige råvarer
Nidar
Bergene

CONTINUED PROGRESS

Despite challenging market conditions in 2009, Orkla Brands achieved 8% profit growth. All business units reported higher profit, but Orkla Brands International posted the greatest improvement. Volume growth and market share performance were weak, but strengthened gradually through the year. Higher purchasing costs were compensated for by the implementation of improvement programmes throughout the value chain, and by price increases. Some major product launches, primarily by Stabburet and Nidar, also contributed positively.


EKTE MARSIPAN
50% MANDLER
PERFEKT TIL KONFEKT, BAKVERK OG DESSERT
Odense
OPPSKRIFTER
www.odense-marcipan.com
TIPS OG IDEER
Laget med ren norsk melk
Melk
GULAB JA

BUSINESS AREA

Orkla Brands is a leading supplier of branded consumer goods and concept solutions, primarily to the Nordic grocery and catering sectors. The business area mainly holds No. 1 and No. 2 positions in its categories. Most of the branded consumer goods are proprietary and have been on the market for many years. Orkla Brands also holds strong local positions in Russia and India, in addition to being an important supplier of ingredients to the European bakery market. The business area consists of four units: Orkla Foods Nordic, Orkla Brands Nordic, Orkla Brands International and Orkla Food Ingredients.

GOALS AND STRATEGY

- Achieve high, durable value creation by delivering products that consumers and retailers «can't do without».
- Achieve growth both by increasing revenues in existing businesses and through acquisitions. This growth will primarily take place in the markets in which Orkla Brands currently operates.
- Focus continuously on cost-effectiveness throughout the value chain.

Orkla Brands operates on the basis of a multi-local model, where responsibility for value creation in the core business rests at the local level with each individual company. The main focus is on gaining a deep insight into customer and consumer needs, and utilising this insight to deliver innovations that create high, durable value. Strong brands are key to securing consumer loyalty. Inter-company synergies are achieved by sharing best practices and common, cost-effective support functions.

Orkla Foods Nordic

Orkla Foods Nordic primarily consists of food and beverage companies in the Nordic region and the Baltics: Stabburet and Bakers in Norway, Procordia and Abba Seafood in Sweden, Beauvais in Denmark, Felix Abba and Panda in Finland, and Põltsamaa Felix, Spilva and Suslavicius-Felix in the Baltics.

Activities are concentrated on the business unit's own, strong brands within the following product categories: pizza, pie, sauce, seafood, ready meal, jam, juice, cordials, chocolate and bakery goods. Through its well-established brands, Orkla Foods Nordic largely holds No. 1 or No. 2 position in its home markets.

Orkla Brands Nordic

Orkla Brands Nordic comprises Lilleborg (detergents and personal care products), Lilleborg Profesjonell (full-range supplier of hygiene and cleaning solutions for the professional market), Axellus (dietary supplements and health products), the Chips Group (snacks), Göteborgs/Sætre (biscuits), Nidar (chocolate and confectionery), and the Pierre Robert Group (textiles).

The Nordic countries are Orkla Brands Nordic's primary home market. The business unit holds strong No. 1 positions in all segments in Norway,

ORKLA BRANDS

and several of the companies have also achieved solid market positions in Sweden, Denmark and Finland.

Orkla Brands International

Orkla Brands International comprises Orkla Brands' branded companies outside the Nordic region and the Baltics. The business unit consists of the following companies: SladCo and Krupskaya (Russia), Felix Austria (Austria), and MTR Foods (India).

SladCo and Krupskaya hold strong regional positions in the chocolate and biscuit markets, and Krupskaya has further consolidated its position in St. Petersburg by acquiring additional brands. MTR Foods holds a strong regional position in the spice segment. Kotlin and Elbro (Poland) were sold in July 2009.

Orkla Food Ingredients

Orkla Food Ingredients is currently the market leader in the baking ingredients sector in the Nordic region. The business unit has a decentralised management structure, consisting of seven main reporting units that comprise 32 companies in 14 countries. The industry is fragmented, and Orkla Food Ingredients is now one of the five leading suppliers in Europe.

Orkla Food Ingredients' largest product categories are margarine products (Dragsbæk), marzipan (Odense Marcipan), bread improvers and mixes (Credin), and yeast (Jästbolaget). The largest sales and distribution companies are KåKå in Sweden, Idun Industri in Norway and Credin bageripartner in Denmark.

Results for 2009

In 2009, Orkla Brands achieved EBITA[1] of NOK 2,793 million, representing underlying[2] growth of around 7%. Market conditions were challenging, with reduced consumer purchasing power and lower demand from customers in the catering industry. Top-line performance was flat, with weak volume and product mix performance. Overall market shares were reduced, but improved through the year. Improvement programmes which focused primarily on production and purchasing, combined with price increases and some major launches, counteracted the continued rise in purchasing costs. All of the business units achieved profit growth but, at the same time, important, large companies such as Lilleborg and Bakers in Norway, and Beauvais and Odense Marcipan in Denmark, experienced a decline in profits. Targeted efforts are being made to reverse this trend. Measures to promote growth in existing businesses and product areas, coupled with structural growth, will be an important priority in future.

[1] Operating profit before amortisation, restructuring and significant impairment charges.

OPERATING REVENUES BY BUSINESS UNIT*

NOK million	2009	2008
Orkla Foods Nordic	**9,754**	**9,913**
Stabburet	2,973	2,940
Bakers	1,395	1,463
Procordia Food	2,697	2,847
Abba Seafood	1,024	1,051
Beauvais	778	757
Orkla Foods Fenno-Baltic	1,456	1,422
Orkla Brands Nordic	**7,722**	**7,719**
Lilleborg	1,373	1,475
Lilleborg Profesjonell	538	504
Nidar	1,241	1,214
Göteborgs / Sætre	836	849
Chips Group	2,123	2,104
Pierre Robert Group	448	391
Axellus	1,170	1,177
Orkla Brands International	**1,939**	**2,440**
Orkla Food Ingredients	**3,966**	**3,670**

* Internal sales between segments have not been eliminated

EBITA* BY BUSINESS UNIT

NOK million	2009	2008
Orkla Foods Nordic	1,088	1,050
Orkla Brands Nordic	1,380	1,324
Orkla Brands International	89	5
Orkla Food Ingredients	236	211

* Operating profit before amortisation, restructuring and significant impairment charges

KEY FIGURES

NOK million	2009	2008	% change
Operating revenues	23,046	23,398	-2%
EBITA*	2,793	2,590	8%
EBITA-margin*	12.1 %	11.1 %	1.0 %-p
Return on capital employed	16.8 %	15.7 %	1.1 %-p
Number of man-years	12,866	13,349	-4%

* Operating profit before amortisation, restructuring and significant impairment charges


KALLES
Kaviar


THE ORKLA WAY

Orkla Brands sets ambitious targets and has initiated a strategy and management process aimed at significantly increasing organic growth. In 2009, work on binding growth plans at company level was intensified and concretised. During the course of the year, Orkla Brands further developed and refined its multi-local business model, and strengthened local leadership.

Customer focus and innovative ability are crucial to maintain durable, high value creation over time. Orkla Brands' vision in this respect is to develop products that neither the consumer nor the retail trade can do without. Strong brands and powerful innovations are fundamental to growth in sales and profitability. In 2009, Procordia's Smulpaj (fruit crumble) won the Grocery Product of the Year award in Sweden. Orkla Brands' other main innovations include the Pierre Robert Young Collection Wool, the extra-thin-crust pizza Grandiosa Ekstra Tynn (Stabburet), the large Smash! chocolate bar (Nidar), and the Bergene Melk chocolate bar (Nidar).

EBITA*


3,000
2,500
2,000
1,500
1,000
500
NOK million
2,262
2,455
2,218
2,590
2,793
05
06
07
08
09


*Operating profit before amortisation, restructuring and significant impairment charges


OPERATING REVENUES


25,000
20,000
15,000
10,000
5,000
NOK million
19,737
21,398
22,253
23,398
23,046
05
06
07
08
09

NET SALES BY GEOGRAPHICAL AREA


Rest of Europe and the world 2,264
India 280
Russia 1,203
Finland & Baltics 2,274
Denmark 2,512
Sweden 5,303
Norway 9,163

Total net sales NOK 22,999 million

ORKLA ALUMINIUM SOLUTIONS


sapa:

IMPROVED COMPETITIVE POSITION

In 2009, a major strategic move was made with the acquisition of Indalex in North America. The economic downturn provided a unique opportunity for Sapa to consolidate the market and the deal was closed on 31 July. Sapa was severely hit by the economic downturn, and during the year the focus has largely been on further restructuring the business in order to adapt to lower volumes and attain more viable break-even levels. Consequently, from second quarter to fourth quarter, Sapa achieved a break-even profit with very low volumes.


sapa

BUSINESS AREA

Sapa develops, manufactures and markets value-added profiles, profile-based building systems and heat-exchanger strip in aluminium. Sapa consists of the three business units Sapa Profiles, Sapa Building System and Sapa Heat Transfer. The business concept is based on close collaboration with its customers. Sapa is a leader in its field and has customers in the building, transport, engineering and telecommunications industries.

Sapa Profiles

Sapa Profiles is the world's leading manufacturer of processed aluminium profiles, and its operations are divided into three geographical segments: North America, Europe and Asia. Sapa has a 16% market share in Europe, and 26% in North America. Operations in Shanghai, China, are at the moment limited to processing. Design solutions based on aluminium profiles are used in a large number of sectors, of which the building and construction, transportation, engineering, furniture and office equipment industries are the most important. Sapa's strategy is to offer customers value-added products and solutions, and Sapa is therefore engaged in extensive processing operations, including cutting, bending, CNC processing, hydro-forming, fusion welding, friction stir welding, anodising and painting. Sapa Profiles operates in 26 countries, and is well positioned to establish close working partnerships with both local and international customers.

Sapa Building System

Sapa Building System is one of Europe's largest suppliers of building systems based on aluminium profiles. The business has product development facilities in six countries (Belgium, France, Portugal, the UK, Poland and Sweden), and sales offices in a total of 26 countries. Sapa Building System offers a wide range of innovative aluminium systems to architects, designers, specifiers and contractors. The products vary from relatively simple profile-based systems for windows and doors to advanced facade systems, glazed roofs and sun screening. Buildings

GOALS AND STRATEGY

- Fully leverage synergies and scale advantages, and reach an operating margin of 6% over a cycle
- Strengthen the business area's footprint in Asia
- Increase commercial focus through strategic initiatives and several projects throughout the organization

Efforts in the next three years will be focused on improvement initiatives based on Sapa's strategic pillars; Environment Health & Safety (EHS), Genesis, and Customer Value Management (CVM). To ensure that Sapa reaches its long-term financial targets, three strategic initiatives were launched in 2009; *Towards Solutions, World Class Operations, and Leading Edge Strategic Sourcing.*

ORKLA ALUMINIUM SOLUTIONS

consume 40% of the world's electricity. Finding good alternatives to traditional energy sources has become not only a necessity, but also a responsibility, and Sapa Building System aims to be a leading supplier of sustainable and energy-efficient aluminium solutions for the building industry.

Sapa Heat Transfer

Sapa Heat Transfer is the world's leading supplier of solutions for heat exchangers in the automotive industry, and has a global market share of 17%. All the largest heat exchanger manufacturers are Heat Transfer customers. These include Denso, Calsonic, Behr, Delphi, Visteon, Modine, Showa, T-Rad and Valeo. Production takes place in Sweden and China. Rolled aluminium products are used in different types of heat exchangers for the automotive industry. The product can be customised for use in, for example, radiators (cooling elements), condensers, heaters, charge-air coolers and oil coolers. Sapa Heat Transfer Tubes, which has production facilities in Germany and China, specialises in welded tubes for heat exchangers based on rolled aluminium strips. Heat Transfer is one of the leading global manufacturers in this niche as well.

Results for 2009

At the beginning of 2009, the market was more or less in free fall. Several restructuring initiatives, coupled with a greater focus on increasing market shares and improving procurement procedures, have led to significantly lower break-even levels in terms of volume. Operating revenues totalled NOK 20,803 million, while EBITA[1] was NOK -344 million. This result includes the new Sapa entities in North America as of 31 July, following the Indalex acquisition.

[1] Operating profit before amortisation, write-down inventory Sapa Profiles in 2008, restructuring and significant impairment charges.

PRODUCTS AND AREAS OF APPLICATION

SAPA PROFILES:
Aluminium profiles are used in many different industries, e.g. building and construction, telecommunications and transportation. The profiles can be adapted in form and function, and are used in a large number of products. For example, aluminium profiles are used in cars, wardrobes and base stations for the telecom industry.

SAPA BUILDING SYSTEM:
Building System supplies ***aluminium solutions,*** mainly to the European building industry. The products vary from relatively simple profile-based systems for windows and doors to advanced facade systems, glazed roofs and sun-screening products.

SAPA HEAT TRANSFER:
Rolled aluminium products are used in different types of heat exchangers for the automotive industry. Such products can be customised for use in, for example, radiators (cooling elements), condensers, heaters, charge-air coolers and oil coolers. All of the major heat exchanger manufacturers are Sapa's customers.

KEY FIGURES

NOK million	2009	2008	% change
Operating revenues	20,803	27,809	-25%
EBITA*	-344	697	-149%
EBITA-margin*	-1.7 %	2.5 %	-4.2 %-p
Return on capital employed	-2.5 %	5.7 %	-8.2 %-p
Number of man-years	12,495	12,585	-1%

* Operating profit before amortisation, write-down inventory Sapa Profiles in 2008, restructuring and significant impairment charges

OPERATING REVENUES BY BUSINESS UNIT

NOK million	2009	2008
Profiles	15,621	21,904
Heat Transfer & Building System	5,856	6,909

EBITA* BY BUSINESS UNIT

NOK million	2009	2008
Profiles	-574	109
Heat Transfer & Building System	230	588

* Operating profit before amortisation, write-down inventory Sapa Profiles in 2008, restructuring and significant impairment charges

THE ORKLA WAY

In 2009, Sapa focused on improvements, cash flow, significant cost reductions and lower break-even levels in order to counter the severe volume drops resulting from market conditions. In addition, the strategic initiative "World-Class Operations" was launched, aimed at increasing profitability through higher productivity in production and administration functions.

Sapa also strengthened its position in North America in 2009 by means of a range of structural measures, including the acquisition of Indalex. The process of merging Sapa and Indalex started as soon as Indalex joined the Sapa family, and work on realizing significant synergies began immediately, at the same time as a strong market-oriented organisation was established in the first month. Efforts to optimize Sapa's plant footprint commenced at once, and three plants were closed in 90 days.

OPERATING REVENUES


30,000
24,000
18,000
12,000
6,000
NOK million
12,517
16,318
25,335
27,809
20,803
05
06
07
08
09


EBITA*
1,500
1,200
900
600
300
0
-300
NOK million
496
839
1,187
697
-344
05
06
07
08
09

*Operating profit before amortisation, write-down inventory Sapa Profiles in 2008, restructuring and significant impairment charges


NET SALES BY GEOGRAPHICAL AREA


America/Rest of the world 5,629
Nordic countries 2,112
Asia 1,284
Other European countries 11,679

Total net sales NOK 20,704 million

ORKLA MATERIALS


Elkem

IMPROVED COST POSITION

The year was characterised by low demand in Elkem's silicon-related business. Capacity utilisation at the factories was therefore reduced, and cost-cutting measures were implemented. Elkem Solar's entire plant was employed for the manufacture of solar-grade silicon, but the ramp-up was delayed as a result of a fire at the plant in July. The hydropower plants at Salten and Bremanger were sold for NOK 6 billion, generating an accounting gain of NOK 4.2 billion. Borregaard faced some challenging market conditions as a result of the financial crisis. However, the company's strategy of specialisation has proven to be robust, and has helped to ensure almost full capacity utilisation in 2009.

Elkem Silicon-related

The silicon-related operations cover products for the solar industry, silicon, foundry products, microsilica and carbon. The company's solar business consists of Elkem Solar. Elkem manufactures silicon at three smelting plants in Norway, while its foundry products are currently manufactured in Norway, Iceland, Canada and China. The microsilica business consists of the purchase and sale of materials that are mainly filtered from tapping fumes from smelting plants. In 2009, production for the carbon business took place in Kristiansand, Norway, at two plants in Brazil, at one plant in South Africa, and at one plant in China.


Borregaard

BUSINESS AREA

Elkem Silicon-related is a world leader in the environmentally friendly production of metals and materials. Its main products are silicon, solar-grade silicon, special ferrosilicon alloys for the foundry industry, carbon and microsilica. The company has production facilities in Europe, North America, South America, South Africa and Asia, and a comprehensive network of sales offices and agents in the main markets. **Borregaard Chemicals** has one of the world's most advanced biorefineries. Using timber as a raw material, it produces a wide range of advanced biochemicals, biomaterials and bioethanol that are sustainable alternatives to oil-based products. The company also holds strong positions in additives and fine chemicals. Borregaard is an international enterprise with production units and sales offices in the most important industrial markets. **Orkla Materials Energy** has hydro power production with an annual capacity of approximately 2.5 TWh.

GOALS AND STRATEGY

- Elkem aims to continue to focus on energy-efficient processes and environmentally friendly special metals with the main emphasis on solar-related operations
- Borregaard will further develop its biorefinery concept, generate new growth in its current operations and improve its cost position
- The business area will seek to maintain the highest possible environmental, health and safety standards

Elkem and Borregaard will focus on continuous improvement at every stage of the value chain. Development and application of technology, expertise and business systems that generate process and cost improvements will also help to increase product specialisation, tailor products to customer needs and strengthen market positions. Both Elkem and Borregaard invest substantial resources in research and development. Borregaard seeks to further develop its existing product portfolio and create growth through new value-added products.

Borregaard Chemicals

Borregaard LignoTech is the world's leading supplier of lignin-based binding and dispersing agents, with production in eight countries. Borregaard ChemCell is a top European supplier of speciality cellulose for chemical applications. Following the winding-up of the business in Switzerland in 2008, all production now takes place in Norway. Borregaard's ingredients and pharmaceuticals businesses supply advanced products that meet high quality and hygiene standards.

Orkla Materials Energy

Orkla Materials' power operations mainly consist of Elkem's power plants at Sauda and Borregaard's power plant in Sarpsborg, which produce a total of approximately 2.5 TWh. The business comprises power production, along with power delivery and trading on the Nordic power market.

Results for 2009

Elkem experienced a substantial fall in market prices for silicon-related products in the course of the year, which affected the majority of its main products. Moreover, sales volumes were significantly lower than in 2008. Consequently, capacity utilisation was consid-

ORKLA MATERIALS

erably reduced in 2009, although it was adjusted upwards for certain segments towards the end of the year. Elkem Solar produced solar-grade silicon throughout the plant, but repairs necessitated by the fire delayed the ramp-up process.

Despite difficult market conditions, continuing business showed overall improvement within Borregaard Chemicals. Lower costs and satisfactory volumes improved the profitability of ChemCell. Weaker demand in LignoTech was partially counteracted by cost cuts, price increases and optimization of capacity and raw material supplies. The bioethanol business continued to make a good contribution to profit. The aggregate results for the ingredients and pharmaceuticals businesses were somewhat weaker than in 2008.

As regards Orkla Materials Energy, Elkem's results were somewhat stronger than in 2008. Lower production was more than offset by the higher prices realised on the volume sold, as a significant share of the volume was hedged at lower prices in 2008 than those achievable in 2009. The merger of Elkem Fornybar Energi with Norsk Grønnkraft AS generated an accounting contribution to profit of NOK 58 million. Weaker results for Borregaard are attributable to lower market prices,- reduced power supplies and a smaller contribution from financial power trading.

EBITA*[1]


1,600
1,200
800
400
NOK million
870
915
1,192
1,426
436
05
06
07
08
09

* Adjusted for Elkem Energi Handel
[1] Operating profit before amortisation, gain on sales of power assets, restructuring and significant impairments

PRODUCTS AND AREAS OF APPLICATIONS

ELKEM SILICON-RELATED

Solar: Solar-grade silicon for use in the solar cell industry.
Silicon: Silicon is used in the chemical industry to produce silicones, and in the electronics industry to produce polysilicon for semiconductors and solar cells. It is also used in the aluminium industry to strengthen aluminium, and in the ceramics industry.
Foundry: Production of special materials for the foundry sector, and production of ferrosilicon-based special alloys for use in the steel industry.
Microsilica: Used as an additive in concrete and construction materials and refractory materials.
Carbon: Production of electrically calcinated anthracite and Søderberg electrode paste.

BORREGAARD CHEMICALS

Lignin: Additives for use in concrete, ceramics, agricultural and fishery products, batteries and mining.
Speciality cellulose: Used in construction materials and in the manufacture of filters, food products, tablets, cosmetics, paint, varnish, plastics and textiles.
Bioethanol is used in the pharmaceutical industry, paint, varnish, fuel and car-care products.
Ingredients: Vanillin products and omega-3 oils for use in, for use in food and other products.
Pharmaceutical products: Intermediates for X-ray contrast media and medicines.
Diphenols: Intermediates for aroma chemicals, agricultural chemicals and pharmaceutical products and applications.

ORKLA MATERIALS ENERGY

Hydro power production.

NET SALES BY GEOGRAPHICAL AREA


America/Rest of the world 1,847
Norway 614
Sweden 228
Denmark 62
Finland and Iceland 83
Asia 2,479
Other European countries 3,971

Total sales NOK 9,284 million

KEY FIGURES

NOK million	2009	2008	% change
Operating revenues	11,317	13,725	-18%
EBITA[1]	436	1,426	-69%
EBITA-margin[1]	3.9 %	10.4 %	-6.5 %-p
Return on capital employed	2.4 %	8.2%[2]	-5.8 %-p
Number of man-years	3,720	4,511	-18%

[1] Operating profit before amortisation, gain on sales of power assets, restructuring and significant impairments
[2] Including Elkem Energi Handel


THE ORKLA WAY

Due to its strong focus on improvement, Elkem took early action to counter the financial crisis. The company reduced inventories and systematically followed up on accounts receivable in 2009, while also applying a restrictive investment policy. Through Project 2009, Elkem cut costs by NOK 180 million, and reduced its workforce by 135 man-years. Throughout 2009, Elkem adjusted capacity utilisation to fluctuations in demand, thereby increasing its operational efficiency. Furthermore, injury statistics were improved as a result of the company's undiminished focus on its EHS performance.

In the autumn of 2008, Borregaard launched the BF2010 improvement project. The target is to improve annual operational efficiency by NOK 250 million by the end of 2011, through a combination of productivity measures, management and human resource development, new technology and organisational changes. By maintaining a high rate of innovation, Borregaard strengthened its position in international markets in 2009. Priority projects such as customised vanillin solutions, soil improvement products and environmentally friendly acids are market-driven, and require small investments.

EBITA* BY BUSINESS UNIT

NOK million	2009	2008
Elkem Silicon-related	-581	364
Borregaard Chemicals	216	233
Orkla Materials Energy [1]	801	829

* Operating profit before amortisation, gain on sales of power assets, restructuring and significant impairments

OPERATING REVENUES BY BUSINESS UNIT

NOK million	2009	2008
Elkem Silicon-related	6,332	8,025
Borregaard Chemicals	3,815	4,632
Orkla Materials Energy [1]	1,353	1,304

CAPACITY ELKEM

Metric tonnes	2009
Total Silicon	143,000
Total FeSi & Foundry	201,000
Total Silicon-related	344,000

[1] Elkem Energi and Borregaard Energi are presented as a single figure under Orkla Materials Energy, which is the new reporting structure as of 2010

ORKLA ASSOCIATES



EXCITING GROWTH OPPORTUNITIES

REC posted operating revenues of NOK 9,156 million, up 12% compared with 2008. EBITDA[1] ended the year at NOK 1,741 million, compared with NOK 3,279 million in 2008. Jotun's operating income was NOK 11,219 million, an increase of 7%. The company's EBIT[2] came to NOK 1,157 million, up from NOK 919 million in 2008.

[1] Operating profit before depreciation, impairment charges and amortisation.
[2] Operating profit.


JOTUN
LADY
INTERIØR

REC's contribution to Group profit was NOK -931 million, compared with NOK 1,217 million in 2008. The investment in REC is accounted for according to the equity method. In future, for accounting purposes, Orkla will use the market price to value its shareholding in REC, as long as the market price is lower than the associates-related carrying value. The value will be adjusted upwards or downwards on the basis of the market price on the balance sheet date. The market price as at 31 December 2009 was NOK 44.75, while the carrying value was NOK 56.62, resulting in an accounting charge of NOK 3,135 million in the fourth quarter.

The profit contribution from Jotun totalled NOK 250 million, on a par with NOK 253 million in 2008.

Renewable Energy Corporation

Renewable Energy Corporation (REC) is one of the world's leading companies in the solar energy industry. The business covers every part of the value chain, from production of raw materials to finished solar cells and modules. As a global player, REC mainly serves markets in Europe, the US and Asia. The company has close to 3,000 employees, and its business activities are split into three divisions: REC Silicon, REC Wafer and REC Solar.

BUSINESS AREA

Orkla Associates comprises investments in companies where full ownership is not desirable or is not possible, and mainly consists of Orkla's investments in REC ASA and Jotun A/S.

In both these investments, Orkla has an equity interest of approximately 40 %. Orkla has three representatives on REC's Board of Directors and two representatives on Jotun's Board of Directors. The Group's profit from these companies is presented in Orkla's consolidated financial statements on the line for «Profit from Associates».

ORKLA ASSOCIATES

REC Silicon produces silane gas and polysilicon for various applications in the solar cell and electronics industries, and has two production facilities in the US. REC Silicon is among the world's largest supplier of silicon for the solar cell industry.

At its production facilities in Norway, REC Wafer produces monocrystalline ingots and multicrystalline silicon wafers, all for delivery to the solar cell industry. REC Wafer is one of the world's largest manufacturers of silicon wafers.

REC Solar manufactures and markets solar cells and modules. The solar cells are produced in Norway, while the solar modules are manufactured in Sweden.

REC continued to expand its operations in 2009. The biggest projects currently being implemented to increase production capacity in the course of 2010 relate to the completion of the plant for production of silane gas and polysilicon in Moses Lake, US, the production of polysilicon wafers on Herøya and in Glomfjord, Norway, and the completion of a new, integrated factory for the production of wafers, cells and modules in Singapore. More information on REC may be found on the company's website: www.recgroup.com.

Jotun

Jotun is one of the world's foremost manufacturers of paints and powder coatings. The Group has 74 companies and 40 production facilities, distributed across all of the world's continents. Jotun also has agents, local offices and distributors in more than 80 countries and a total of 7,400 employees. Jotun's operations include the development, production, marketing and sale of a range of paint systems, as well as products for the residential, shipping and industrial markets that are designed to protect and decorate surfaces.

The Jotun Group comprises four divisions: Jotun Dekorativ, Jotun Paints, Jotun Coatings and Jotun Powder Coatings. Each division has its own products, segments and geographical areas of responsibility.

The companies in the Jotun Dekorativ division supply paints, stains and varnish products for the professional and the Do-It-Yourself (DIY) market in Scandinavia and Iceland. The Jotun Paints division comprises companies in the Middle East and South-East Asia, where the main activities are decorative paints and responsibility for marine and protective coatings for local customers and projects in the region. The Jotun Coatings division is responsible for marine and protective coatings for heavy industry and the off-shore industry in Europe, the US, South Africa, Australia, Brazil and North Asia, and for decorative paints for local customers in these regions. The Jotun Powder Coatings division has global industry responsibility for decorative and functional powder coatings designed for industrial corrosion protection and metal surface treatment.

Jotun achieved satisfactory results in 2009, although the results varied significantly from one geographical area to another and within each segment. The global economic downturn has gradually slowed the strong growth achieved by the Jotun Group in the past few years, but the Group's performance remained strong in several key areas.

Some of the markets in which Jotun operates are relatively late-cyclical, and parts of the business are therefore expected to experience weaker growth in future. This applies, for instance, to products for the ship newbuilding sector and large real estate projects.

Jotun's strategy is based on organic growth. In 2009, new production plants were opened in South Korea and Saudi Arabia. Jotun has decided to invest over NOK 500 million in a new factory in Sandefjord, and is also further developing its activities in North Africa. In view of the currently challenging global economy, Jotun attaches importance to maintaining a relatively high level of investment in order to secure future growth.

REC
OPERATING REVENUES*


10,000
8,000
6,000
4,000
2,000
NOK million
2,454
4,334
6,642
8,191
9,156
05
06
07
08
09

* Figures taken from REC's financial statements

REC
EBITDA*


5,000
4,000
3,000
2,000
1,000
NOK million
830
1,965
3,172
3,279
1,741
05
06
07
08
09

* Figures taken from REC's financial statements


THE ORKLA WAY

By reducing costs in the solar energy industry, REC aims to make renewable, environmentally friendly solar energy more competitive on a global basis. Operational efficiency based on EHS compliance is therefore important for creating value, and emphasis is placed on social responsibility as a prerequisite for future profitable growth. Innovative ability and technological development are also essential to the successful achievement of targeted cost reductions.

At Jotun, ambitious goals and a will to expand play a pivotal role. Focusing on a strong corporate profile and establishing customer loyalty are also crucial factors for success in this industry. Customer focus and a strong product identity are key to ensuring a competitive edge at all times.



JOTUN
OPERATING REVENUES*


12,000
9,000
6,000
3,000
NOK million
6,710
7,733
8,872
10,442
11,219
05
06
07
08
09

* Figures taken from Jotun's financial statements

JOTUN
EBIT*


1,200
1,000
800
600
400
200
NOK million
535
645
804
919
1,157
05
06
07
08
09

* Figures taken from Jotun's financial statements

KEY FIGURES

NOK million	2009	2008	% change
REC			
Operating revenues*	9,156	8,191	12%
EBITDA*	1,741	3,279	-47%
Jotun			
Operating revenues**	11,219	10,442	7%
EBIT**	1,157	919	26%

* On a 100 % basis. Figures taken from REC's financial statements
** On a 100 % basis. Figures taken from Jotun's financial statements.

ORKLA FINANCIAL INVESTMENTS


MC M+ M- MR
± ÷ x
ORKLA
BØRS

POSITIVE EXCESS RETURN

Orkla Financial Investments reported a positive performance in 2009, which was driven by a powerful stock market upturn. Orkla Eiendom was impacted by a weaker real estate market in 2009, while Orkla Finans experienced a difficult investment market and faced challenges in financing new projects.



BUSINESS AREA

Orkla Financial Investments consists of four business units: the Share Portfolio, Orkla Finans, Orkla Eiendom and Elkem Energi Handel. The Share Portfolio staff manages one of Norway's largest share portfolios consisting primarily of investments in the Nordic region. Orkla Finans offers investment services to institutional and private investors, while Orkla Eiendom invests in and develops real estate properties. Elkem Energi Handel, which trades in and manages power contracts, was transferred within the organisation from Elkem to Orkla Financial Investments in 2009. The business area also includes Borregaard Skoger, which develops and manages Orkla's forests.

GOALS AND STRATEGY

- Orkla Financial Investments aims to maximise long-term return on invested capital
- The business area will contribute to providing the Group with industrial options
- In certain circumstances, the business area will serve as a liquidity reserve for the Group

The strategy of the business area is to identify and invest in value-creating assets, primarily in the form of shares and real estate within the Nordic region. These investments will be made within the geographical areas in which Orkla has industrial operations. The shareholdings in the Share Portfolio will also be selected with a view to providing possible options for the Orkla Group's industrial development.

THE SHARE PORTFOLIO

Market conditions

2009, like 2008, was an unusual year in the equities markets, but this time in a positive sense. The year began as 2008 had ended, with concern about the recession facing the entire world.

After a weak start to the year, March ended the first quarter with clear positive undertones. Despite very low levels, there were improvements in several business expectation indicators, coupled with rising consumption in several countries. After the turning point in March, stock market returns all over the world were considerably better for the remainder of the year.

Investment strategy for the Share Portfolio

The main strategy is to identify and invest in value-creating independent companies. The Share Portfolio is expected to take substantial positions, and the weightings will therefore be skewed compared to a market portfolio. In addition, the Share Portfolio will focus on how it contributes to, and at the same time makes use of, the expertise present in Orkla's other business areas.

Efforts are made to pursue an active investment strategy that emphasises large equity stakes in listed companies, combined with investments in unlisted companies. Establishing industrial options for the Group is an important rationale behind this strategy.

ORKLA FINANCIAL INVESTMENTS

Orkla Finans (investment services)

Orkla Finans aims to be a market leader in offering investment products to institutional and private investors. In 2009, the company had to contend with a challenging investment market while also facing difficulties in obtaining financing for new projects. Through the launch of a new asset management product and the achievement of good returns on existing stock products, the company has succeeded in increasing the volume of asset management products that generate ongoing revenues. Cost-cutting measures were implemented, and the number of employees was reduced by around one-third, to just under 90. The company will maintain its strong focus on cost-effective operations.

In 2010, however, the company will continue to strengthen its analysis capacity, with a view to further accelerating the pace of innovation and underpinning the company's own asset management activities.

Orkla Eiendom (real estate)

A main reason for operating Orkla Eiendom is that Orkla itself has a significant portfolio of property through its industrial activities. Orkla Eiendom has a strong track record of value creation within the property development sector.

Elkem Energi Handel (energy trading)

The business, which is one of the leading players in the Nordic power trading market, trades and manages power contracts. In 2009, Energi Handel was moved from the Orkla Materials business area to Orkla Financial Investments.

Borregaard Skoger (forestry)

Borregaard Skoger develops and manages Orkla's forestry properties. These properties total around 1.1 million decares, of which around 800,000 decares are productive forest. Activities consist mainly of forestry, property management and nature conservation.

Results for 2009

Orkla Financial Investments reported a positive performance in 2009, as a result of a substantial increase in the market value of securities. The Share Portfolio showed a return of 39%, while the benchmark index MSCI Nordic increased by 36.1%. The Oslo Stock Exchange Benchmark Index rose by 64.8%. Pre-tax profit for Orkla Financial Investments amounted to NOK 761 million in 2009, compared to NOK -5,356 million in 2008. The positive results are largely ascribable to the realisation of portfolio gains and changes in the fair value of associates, which totalled NOK 584 million, compared to NOK -6,043 million in 2008.

GROWTH OF NOK 1


80
40
0
83 85 87 89 91 93 95 97 99 01 03 05 07 09
Share Portfolio
Oslo Stock Exchange
Money market

PROFIT BEFORE TAXES*


6000
4000
2000
0
-2000
-4000
NOK million
3,641
4,769
5,764
-5,356
761
05 06 07 08 09

* Adjusted for Elkem Energi Handel

KEY FIGURES

NOK million	2009	2008	% change
Operating revenues	2,977	2,712	10%
EBITA[1]	-85	-151	44%
Profit before taxes	761	-5,356	114%
Market value Share Portfolio	11,037	11,426	-3%
Percentage Nordic investments	85%	87%	-2 %-p
Percentage unlisted securities	20%	23%	-3 %-p
Unrealised gains	3,522	847	316%

[1] Operating profit before amortisation, restructuring and significant impairment charges


THE ORKLA WAY

Internal improvement was a primary value driver for Orkla Financial Investments in 2009. This entailed considerably more focus on the largest investments, and on improving analysis and decision-making processes. At the same time, the adjustment of the cost structure, product portfolio and business model has had a positive effect.

Being exposed to stock market risk and setting ambitious targets are keys to long-term value creation within Orkla Financial Investments. Most of the world's stock markets have generated significantly better returns in 2009 than in 2008, and this has produced positive results. The Share Portfolio showed a return of 39%, compared with the 36.1% return of the benchmark Morgan Stanley Nordic Index.

MAIN SHAREHOLDINGS 31.12.2009

Security	Share of portfolio	Equity interest	Fair value (NOK million)
Tomra Systems	6%	15.3%	637
Rieber & Søn	5%	16.0%	503
Amer Sports	4%	5.7%	397
Elekta B	3%	2.8%	358
Telenor	3%	0.2%	294
Enter Select	2%	ia	270
Kongsberg Gruppen	2%	2.5%	265
Schibsted	2%	1.8%	253
Network Norway	2%	26.2%	246
AstraZeneca	2%	0.1%	244
Total	**31%**		**3,467**

PROFIT BEFORE TAXES

NOK million	2009	2008
Share Portfolio	856	-5,280
Orkla Finans	-42	-50
Orkla Eiendom	-120	-43
Borregaard Skoger	9	17
Elkem Energi Handel	58	14



THE SAPA
GROWTH STORY

The Sapa Growth Story started in a modest industrial building in Vetlanda, Sweden. In 1963, two entrepreneurs founded the company that, after Orkla became the major shareholder, has grown to become the world's leading producer of extruded aluminium profiles.

Acquisition of Sapa and structural growth

The Norwegian company Elkem started to acquire shares in Sapa in 2000. The acquisition and the strategy of moving towards more specialist and differentiated products were supported by Orkla as a major shareholder in Elkem. By 2005 Elkem had achieved a 74% ownership interest in Sapa.

In 2005, Orkla acquired 100% of the shares in Elkem and at the same time the remaining shares in Sapa, thus becoming the sole owner of Sapa.

Sapa had a strong track record within the industry, a knowledgeable management and a market-oriented organisation with focus on innovation and product development to serve local customers. In addition, Sapa's operations were built on aluminium, a material of the future with attractive growth potential.

Orkla with its strong financial position and broad experience within M&A, restructuring and improvement programmes made a strong commitment to further support the growth of Sapa.

2007 - The joint venture with Alcoa

Based on a long lasting relation between Alcoa and Elkem/Orkla, a major structural change was made possible when the merger of Alcoa Soft Alloy Extrusions and Sapa Profiles was concluded in June 2007, creating the world's largest aluminium profile company. Under the agreement Orkla's shareholding in this new joint venture was 54.55% .

Sapa's and Alcoa's individual strengths and assets were the starting point for building a new company. The process of merging two corporate cultures was challenging, but the prerequisites for a successful common ground were evident; two strong organisations with similar business systems, both based on the Toyota Production System.

At the end of 2008, Orkla and Alcoa agreed to swap ownership positions in the two joint ventures Elkem Aluminium and Sapa. Through this swap, Sapa became wholly owned by Orkla, thereby gaining a single, committed owner to support the realisation of Sapa's strategy.

2009 - The acquisition of Indalex

Another major strategic move was taken in 2009, with the acquisition of Indalex in North America. Sapa Profiles and Indalex held market positions of number one and number two respectively on the continent. The economic downturn offered a unique opportunity to consolidate the market and led to Sapa Profiles' current market share position of 26% in North America.

The important work of merging the operations started as soon as Indalex joined the Sapa family. The deal was closed on 31 July 2009, a new business area president was selected the next day, and the entire new organisation was largely in place within a month. A plant footprint optimization process began immediately and three plants were closed in 90 days. Synergies of NOK 160 million (yearly effect) were delivered in the first 100 days.

Sapa today

Through these recent structural initiatives and driven by a global growth ambition, Sapa has over the years expanded from Sweden, via Scandinavia to other European countries, and has grown to become market leader in Europe and North America and within defined segments in China. In 2009 Sapa had a total volume of approximately 685,000 tonnes and worldwide sales of NOK 20.8 billion. The company has a total of around 12,500 man-years.

The Sapa Group is divided into three core operations; Profiles, Building System and Heat Transfer. Sapa Profiles is the world's leading producer of extruded profiles with annual sales in 2009 of NOK 15,621 million and approximately 10,100 man-years worldwide. In Europe, Sapa Profiles has a market share of 16% and in North-America the company has a market share of 26%. Sapa Profiles serves customers in a large number of industries. Important end-users of Sapa Profiles' products are building & construction, transportation and the industrial segment. Sapa's strategy is to offer customers more value-added products and solutions and is therefore engaged in extensive processing operations, including cutting, bending, CNC processing, hydroforming, fusion welding, friction stir welding, anodising and painting.

Sapa Building System is one of the three largest suppliers of profile-based building systems in Europe. Important product groups are windows, doors and facade systems. Sapa Building System has up to 40% market share in specific markets in Europe.

Sapa Heat Transfer is the world's leading producer of aluminium strip for heat exchangers to the automotive industry. Customers are mainly subcontractors for automotive manufactures. Sapa Heat Transfer has a worldwide market share of 17% and plants in Sweden, Germany, Mexico and China. Around 80% of Sapa Heat Transfers' products go into the automotive industry.

SAPA'S END USE MARKETS 2009


Other 4 %
Distribution 15 %
Automotive16 %
Industrial 15 %
Transport 10 %
Building & Construction
40 %

Joint revenues for Sapa Heat Transfer and Sapa Building System in 2009 totalled NOK 5,856 million, and the number of man-years is around 2,300.

Goals and strategy

Consumption of extruded aluminium profiles correlates strongly with the growth in GDP. Over time the consumption of aluminium profiles has grown in line with GDP in North America, and exceeded GDP growth in Europe. The financial crisis and the weak economic trend in 2008 and 2009 has therefore caused a significant drop in volume for aluminium profiles. The sales volumes seem to have flattened out at low levels in 2009, a challenging year in which Sapa made considerable efforts to offset volume shortfall. Four plants were closed in North America and several others have been redesigned and improved. The number of man-years has been reduced by more than 3,500[2] from June 2008 to December 2009. A significant part of these cost savings is regarded as sustainable and Sapa is well positioned for capitalising on future market growth.

Sapa's financial targets of an EBITA[1]-margin of 6% in mid-cycle remain firm. High capital-efficiency is one of the main characteristics of the business in which Sapa operates. Based on a capital turnover target of around three, Sapa thus plans to provide a return on capital employed of 18% in mid-cycle. In order to achieve this goal Sapa is implementing a strategy based on world class operation and sourcing, customer value management and environment, health and safety (EHS).

World-class operations and sourcing

In 2009, the strategic initiative World-Class Operations was launched.

The significant growth of Sapa in the last few years has provided new opportunities to optimize production and cost structure. Restructuring the production footprint has been a major focus in 2008 and 2009, while improving the production processes through redesign, benchmarking and best practice sharing will be a key driver going forward. The improvement work is also facilitated by Sapa Technology, a centre of specialists who offer expertise and advice on production conditions, design, joining, surface treatment, recycling, etc.

So far Sapa has not fully utilised its potential within purchasing, even though Sapa uses the equivalent of 3% of the world's primary aluminium and is the world's largest purchaser of extrusion billets. Furthermore, Sapa is the world's largest buyer of extrusion dies and the company uses transportation services worth NOK 2 billion per year. In 2009 the strategic sourcing capability was strengthened. Leveraging scale and synergies in purchasing will be an important goal in 2010 and onwards.

Customer value management - from profiles to solutions

Sapa is focusing its sales and product development on moving a larger share of the volume from standard profiles towards solutions with higher and more stable margins. A decisive factor for continuous success is Sapa's ability to develop and strengthen cooperation with customers to increase its market share with more value added activities. This is the main rationale behind the Sapa Innovation Centres. These centres provide a possibility for customers to conduct development work together with highly skilled Sapa personnel. In a structured way, customers are given access to Sapa's accumulated knowledge and experience in different areas; aluminium, profiles, fabrication, calculations, prototypes, logistics, experiments and testing.



Even though manning levels were significantly reduced throughout 2009, Sapa's innovation and technology centres have been untouched. On the contrary, during the last two years 200 new sales and application engineers have been hired to support local operations and their customers.

Environment, health, and safety (EHS)

As a global leader in the aluminium extrusion business, Sapa also needs to become best-in-class in terms of EHS performance. Extensive guidelines and training are provided on the basics of environment, health, and safety, in order to strive towards the ultimate goal of zero accidents.

[1] Operating profit before amortisation, write-down inventory Sapa Profiles in 2008, restructuring and significant impairment charges.
[2] Proforma figures, including Indalex

SAPA 1999



SAPA 2010



The maps are illustrating Sapa's production sites.

To drive the EHS work in Sapa a central team has been established. The role of this team is to help develop local EHS resources to be self sufficient, provide technical support where possible, and monitor standards. All production facilities have EHS committees, in addition to established networks which are designed to raise awareness, share best practice and utilise resources to maximum advantage.

All former Indalex locations are to undergo critical EHS reviews during the first quarter of 2010. These critical reviews have been a proven way to raise standards and share best practices. A network has been set up to support all new locations, and regular progress updates, training, and procedural support is ongoing. Early indications of progress and commitment to action are very satisfactory.

Future growth

Even though it is still a relatively young company, Sapa has grown to be a world wide industrial company. In 1999 Sapa had eleven production plants, mainly in Europe. Entering 2010, Sapa has operations in 30 countries, with production in Europe, US, Canada, Mexico and China at a total of 57 plants, and a global sales force.

A decentralised operating model focusing on serving local customers and the entrepreneurial spirit of the two founders is still a strong characteristic of the company. However, maintaining a strong local focus while also realising synergies will be a key challenge over the next couple of years.

In order to become a truly global player, Sapa has an ambition of building a stronger position in Asia. In Sapa Heat Transfer Shanghai, a NOK 450 million investment in a project to almost double capacity is well underway and the plant will be ready for production in 2010. Further expansion in Asia is most likely to take place within the Profiles business.

VALUE CREATION IN ORKLA



EHS AND SUSTAINABILITY REPORTS

Orkla's efforts in the field of environmental and corporate responsibility are based on recognition of the trade and industry's fundamental obligation to operate sustainably, respecting man and the environment. At the same time, the Group's businesses contribute to climate-related improvements and to meeting other important social needs through investments in new technology, product development and systematic improvement processes.

Orkla is committed to operating in accordance with the fundamental principles for human rights, ethics and the environment set forth in the UN Global Compact's 10 principles and the OECD's Guidelines for Multinational Enterprises. It is each Group company's responsibility to ensure an effective implementation of the Group's principles and guidelines.

Orkla's vision for its environment, health and safety (EHS) efforts is to ensure that no harm is caused to people, the environment or the local communities in which the Group operates. Operational efficiency based on EHS compliance has been identified as one of the Group's value drivers, and Orkla emphasises the importance of good leadership, competence-building and sound risk management for achieving a good and safe working environment.

To make this clear, a new "Policy for environment, health and safety" has been prepared and communicated to the organisation in 2009.

Systematic EHS efforts over many years have laid the foundation for continuous improvement of both the internal working environment and the impact of the Group's operations on the external environment.

Quality assurance of products and production processes is a key factor in Orkla's business operations. Companies work systematically to promote food safety and implement other measures to ensure that their operations do not cause serious environmental impacts.

In the past few years, Group companies have adopted a more systematic approach to monitoring working conditions, not least in suppliers' operations. This work includes setting clearer standards as regards labour rights, EHS and corruption. Orkla seeks to maintain a constructive dialogue with its main suppliers and is in the process of intensifying the implementation of key guidelines and systems in this field.

The Group has zero tolerance for corruption and is dedicated to fostering a strong anti-corruption culture by means of a broad range of information activities, training programmes, leadership development programmes and other measures to promote sound attitudes.

Orkla strives to provide information on its environmental and corporate responsibility efforts in a transparent manner that inspires confidence, and engages in active dialogue with important stakeholders. A variety of internal and external activities were carried out in 2009, as described in the following reports:

Orkla EHS Report 2009
(www.orkla.com/ehs/2009)

Orkla Sustainability Report 2009
(www.orkla.com/cr/2009)


SUSTAINABILITY REPORT
2009
ORKLA


EHS REPORT
2009
ORKLA

Orkla's EHS and sustainability work is described in separate reports.

ORKLA'S HUMAN RESOURCE THINKING

Orkla is a decentralised group based on multi-local empowerment. The Group relies on dedicated, hands-on management in each business area. Even though the management bench and functional expertise in the Orkla Group may be better than ever, the HR thinking is based on the assumption that the main bottleneck for further sound growth is how fast one is able to further develop leadership- and skill capacity.

Orkla's primary goal, "Developing people – creating value", is chosen with great care. Orkla is committed to building strong, competent organisations that deliver value creation. Over time, the link between the two has proved to be strong. Hence, the investment in human capital will continue unabated, regardless of whether the Group's different markets are working with us or against us.

Orkla's corporate culture is revitalised through the revision of our "Goals and Values". This value statement identifies the Group's mission statement, core values, value drivers and leadership principles. A strong and sound corporate culture is crucial to Orkla's long-term competitiveness. "Goals and Values" also expresses the way Orkla wishes to be perceived by its different stakeholders.

Orkla aims to be a competence-driven Group. This is a key commitment and is closely connected to Orkla's strategy of focusing on differentiation, the ability to distinguish oneself throughout the value chain and to generate product offerings that stand out in the eyes of the customer. Generic products lie outside Orkla's sweet spot. Competence-building within learning organisations is therefore the decisive "fuel" powering innovation and improvement in the business processes.

Developing leaders and functional expertise must be integrated in the day-to-day running of the business. The best performing companies are typically characterized by a management that pays considerable attention to organisational development.

Ongoing operational excellence lies at the core of Orkla's work. Operational performance – from customer focus through innovation to material flow – is expected to be at world class level.

Strategy development is important but needs to be underpinned by operational efficiency. Generally, the strategic alternatives are manifold and potentially value-creating where operations are excelled and proprietary core competencies are developed. Consequently, an important element in the HR value chain is "on-the-job training" – how the Group's talent pool is educated and the next generation of Orkla employees is groomed. Orkla expects its companies to function as good training bases in this respect, developing employees with high competence levels.

The Orkla Academies are an important instrument for developing leadership and honing competencies, and for fostering the Orkla culture. Orkla and the business areas jointly define the content of the programmes and take responsibility for the teaching of most of the courses. The Orkla Academies are intended to create group advantages and scale effects and the learning must cover key areas of skill.

TRAINING-BASES SUPPORTING "ON-THE-JOB TRAINING"

– Necessary building blocks

Recruitment process
- Criteria
- Planning
- Evaluation skills

Coaching in the line
- Objectives
- Guidance
- Feedback

Complex tasks
- Specialist
- Perspective
- Relational

Normative tools
- Guidelines
- Methodology
- Benchmarks

Career paths
- Functional
- Company
- Orkla

Systematic training



«Orkla needs both strong leadership as well as management in order to secure enduring high performance. Leadership promotes development whereas management promotes stability. Both are necessary for success.»

Orkla needs strong leadership as well as management in order to secure enduring high performance. Leadership promotes development whereas management promotes stability. Both are necessary for success.

Orkla aims to attract, develop, motivate and retain employees with edge, and bases the Group's organisational development on promotion from within. Leaders have primarily made their way up the organisational ladder, through different managerial positions, working intimately on the company's core competencies.

At Orkla there is freedom to stylistically lead in different ways, as long as it is according to the Group's values, inspirational to co-workers and produces the targeted results.

Orkla's culture is result-oriented. Experience indicates that cross-functional teamwork is crucial for achievement. The Group has high performance standards, and does not intend to build only a few "stars". Orkla needs top performers in all high-impact positions, and is concerned with what makes the systems work and the quality of the content. The organisations should be focused on improvement, not just on "performing tasks", and straight talk and sober interpretation of facts, are encouraged. The Group strives to be hard on the problem and soft on people.

Orkla is a decentralised group based on multi-local empowerment. The Group relies on dedicated, hands-on management in each business area. Even though the management bench and functional expertise in the Orkla Group may be better than ever, the HR thinking is based on the assumption that the main bottleneck for further sound growth is how fast one is able to further develop leadership- and skill capacity.

SHARE INFORMATION

Through sound business operations, Orkla aims to achieve long-term value growth for its shareholders which exceeds that of relevant, competitive investment alternatives. For shareholders, this is reflected in the combination of the long-term price performance of the Orkla share and the dividend that is paid out.

Return on investment

In 2009 the Orkla share gave shareholders a 31% return, including dividend, on their investment. By comparison, the return on the Oslo Stock Exchange Benchmark Index in the same period was 64.8%. Despite the upturn on financial markets in 2009, the year was still marked by considerable uncertainty and economic decline for several of Orkla's business areas.

Orkla shareholders have enjoyed a good return on their shares over time. In the past decade, the annual return has averaged 12%, while the average return on the Oslo Stock Exchange was 6%. In an even longer perspective, the annual return since 31 December 1984 has averaged 16%, compared with 10% for the Oslo Stock Exchange.

Market capitalisation and turnover

The Orkla share is listed on the Oslo Stock Exchange under the ticker code ORK. All shares have equal rights and are freely transferable. Orkla is one of the largest companies listed on the Oslo Stock Exchange, and accounted for 6.8% of the Oslo Stock Exchange Benchmark Index (OSEBX) at the end of 2009.

At the end of 2009, the Orkla share was listed at NOK 56.85. Orkla's market capitalisation was therefore NOK 57.9[1] billion, compared with NOK 46.2[1] billion on 31 December 2008. The value of Orkla shares traded in 2009 amounted to NOK 40.7 billion, equivalent to 2.7% of the Oslo Stock Exchange's total turnover. An average of NOK 3.3 million Orkla shares was traded daily.

The Orkla share may also be traded through Orkla's Level-1 ADR programme in the USA. More information on the ADR programme may be found on the Orkla website.

Dividend policy

Over time, Orkla's shareholders will receive a competitive return on their investment through a combination of dividends and an increase in the share price. As long as Orkla's underlying performance is satisfactory, shareholders will experience a steady, stable increase in the dividend paid out. The Board of Directors proposes to pay a dividend of NOK 2.25 per share for 2009. The dividend will be paid out on 4 May 2010 to shareholders of record on the date of the Annual General Meeting.

Treasury shares

Through the allocation of shareholder capital, Orkla will be able to undertake share buybacks, in addition to paying out a dividend. At the Annual General Meeting in 2009, the Board of Directors was granted authorisation to buy back up to 100,000,000 Orkla shares. The authorisation is limited to specified purposes and must be implemented at the latest by the Annual General Meeting in 2010. Shares acquired under the authorisation are supposed to be amortised or utilized to fulfil incentive programmes to employees, including the Group's employee share purchase programme. The Board of Directors did not exercise this authorisation in 2009. On average, in the last five years, Orkla has bought back 0.4% of shares outstanding each year. As of 31 December

KEY FIGURES FOR THE ORKLA SHARE

	2009	2008	2007	2006	2005
Share price, high (NOK)	58.0	106	117.75	71.6	56.9
Share price, low (NOK)	38.4	32.9	68.3	51.2	39.1
Share price, closing at 31.12 (NOK)	56.85	45.45	105.25	70.6	55.9
Diluted earnings per share (NOK)	2.5	-2.8	8.1	10.9	5.6
Dividend paid per share (NOK)	2.25[2]	2.25	2.25	2.00	1.50
Percentage of foreign shareholders	37.0 %	35.9 %	42.8 %	47.0 %	46.5 %
No. of shares issued at 31.12.	1,028,930,970	1,028,930,970	1,036,430,970	1,041,430,970	1,041,430,970
No. of shares outstanding at 31.12.	1,019,073,155	1,017,013,082	1,024,393,580	1,029,605,495	1,031,394,600

[1] Market capitalisation is calculated on the basis of number of shares outstanding x Average share price at year end.
[2] Proposed dividend.

ORDINARY DIVIDEND PER SHARE


0.19
0.23
0.27
0.32
0.39
0.41
0.50
0.60
0.65
0.68
0.80 1
0.90 2
1.50
2.00
2.25
2.25
2.25 3
3
2
1
NOK
93 95 97 99 01 03 05 07 09

1 Additional dividend NOK 5.00 per share
2 Additional dividend NOK 1.00 per share
3 Proposed dividend

«Orkla's dividend strategy emphasizes predictability and stability»

2009, Orkla owned 9,857,815 treasury shares.

Shareholders

As of 31 December 2009, Orkla had 48,137 shareholders, compared with 50,613 as of 31 December 2008. At year-end, 37% of the shares were owned by foreign investors, compared with 35.9% at the start of the year. See the next page for an overview over Orkla's largest shareholders.

Voting rights

Orkla has one class of share, and each share carries one vote and has a par value of NOK 1.25. Voting rights for transferred shares can be exercised when the transfer has been registered in the Norwegian Central Securities Depository (VPS) within the time limit for giving notice of attendance at the general meeting, or if the acquisition has been reported to VPS and is substansiated at the general meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. Shares that are registered in a nominee account must be re-registered in VPS within the time limit for giving notice of attendance at the general meeting in order for the shareholder to be able to exercise voting rights. If the shareholder is unable to attend the general meeting and vote in person, he or she may vote by proxy. Further information on the use of proxies at general meetings may be found under "General meeting" in the chapter on "Corporate Governance" on page 63 of this report.

General meeting

The next Annual General meeting will be held on Thursday, 22 April 2010 at 3 p.m. in Folketeateret in Oslo. Notice of attendance may be given electronically through Orkla's website www.orkla.com, or by completing and sending the attendance form to Orkla's account manager, DnB NOR Bank ASA. The deadline for giving notice of attendance is 3 p.m. on 19 April 2010.

At an Extraordinary General meeting on 10 December 2009, Orkla adopted a resolution amending the company's Articles of Association, whereby the Board of Directors may decide that documents concerning matters to be considered at the general meeting and attachments to the notice of a general meeting (including the annual report) are not to be sent to shareholders when the documents are made available on the company's website. At Board meeting on 10 February 2010, the Board of Directors agreed to adopt this for this year's general meeting. A shareholder may nonetheless request to have documents relating to the general meeting sent to him or her free of charge by post. The aforementioned documents may be ordered on the Orkla website www.orkla.com or by sending a letter to Orkla's Investor Relations Department. Further information regarding procedures in connection with the general meeting may be found in the chapter on "Corporate Governance" on pages 63-67 in this report.

Account manager

Shareholders who wish to have information concerning their own holding

VALUE OF NOK 1 INVESTED

500
250
NOK
83 85 87 89 91 93 95 97 99 01 03 05 07 09

Orkla
Oslo Stock Exchange

GOOD LONG-TERM VALUE CREATION, 16 %[1] ANNUAL RETURN IN LAST 25 YEARS


20
15
10
5
%
16
10
15
9
12
6
11
9
Last 25 years
Last 15 years
Last 10 years
Last 5 years
The Orkla share
OSEBX

1 The Orkla share, dividend reinvested on first trading day after Orkla's Annual General Meeting

of shares in Orkla or to give notice of a change of address must contact their own account manager. If you are in doubt as to who your account manager is, please contact Orkla's account manager:

DnB NOR Bank ASA
Registrar's Department
NO-0021 Oslo
Tel.: +47 22 48 35 90
Fax.: +47 22 48 11 71
E-mail: vps.kontoforer@dnbnor.no

Investor relations

Communication with shareholders, potential investors, analysts and others in the financial market is an important and prioritised task for Orkla. The Investor Relations Department is responsible for coordinating the Group's communica-

THE 20 LARGEST SHAREHOLDERS AS OF 31.12.2009[1]

Shareholder		No. of shares	% of capital
1	Canica-gruppen[2]	238,342,000	23.2 %
2	Folketrygdfondet	111,226,810	10.8 %
3	Franklin Templeton	81,298,529	7.9 %
4	Capital Group	55,364,000	5.4 %
5	Taube Hodson Stonex Partners	29,792,263	2.9 %
6	BlackRock	21,885,705	2.1 %
7	DnB NOR Asset Management	16,278,586	1.6 %
8	SAFE Investment Company	15,926,957	1.5 %
9	Storebrand Investments	15,550,070	1.5 %
10	SSGA	12,451,301	1.2 %
11	Vital Forsikring ASA	10,500,215	1.0 %
12	Rasmussengruppen AS	9,804,000	1.0 %
13	Bank of Ireland Asset Management	9,559,906	0.9 %
14	KLP	7,803,720	0.8 %
15	Pareto AS	6,828,800	0.7 %
16	Legal & General Investment Management	6,611,598	0.6 %
17	Artio Global Management	6,264,766	0.6 %
18	AMF Pension	5,155,000	0.5 %
19	Dimensional Fund Advisors	5,096,208	0.5 %
20	Vanguard Group	4,962,959	0.5 %
Total shares		670,703,393	65.2 %
Total all Orkla shares		1,028,930,970	100.0 %
Number of shares outstanding		1,019,073,155	99.0 %

[1] The data is provided by RD:IR and VPS, through the Nominee ID service. The data is obtained through the analysis of beneficial ownership and fund manager information provided in replies to disclosure of ownership notices issued to all custodians on the Orkla share register. Whilst every reasonable effort is made to verify all data, neither RD:IR nor VPS can guarantee the accuracy of the analysis. *For a list of the 20 largest shareholders as of 31.12.2009 from the official VPS list, see Note 28 on page 111 of this Annual Report.*

[2] The Canica Group: Canica AS, Canica Investor AS, Tvist 5 AS, Stein Erik Hagen AS. Total share ownership including related parties amounts to 23.3% (239,942,000 shares).

SHARES BY SIZE OF SHAREHOLDING AS OF 31.12.2009

No. of shares	No. of shareholders	% of capital
1-500	19,969	0.4 %
501-5,000	22,944	3.8 %
5,001-50,000	4,464	5.9 %
50,001-500,000	588	8.5 %
500,001-2,500,000	123	13.3 %
over 2,500,000	49	68.1 %

SHAREHOLDERS, BY GEOGRAPHICAL AREA


NORWAY 63.0 %
US 19.9 %
UK 5.7 %
LUXEMBOURG 2.7 %
SWEDEN 2.2 %
OTHER 6.5 %

AVERAGE NUMBER OF SHARES OUTSTANDING, DILUTED

	2009	2008	2007	2006	2005
Average no. of shares issued	1,028,930,970	1,034,955,560	1,036,430,970	1,041,430,970	1,054,029,330
Average no. of treasury shares	-11,820,991	-18,640,916	-8,624,311	-9,777,465	-23,700,235
Average no. of shares outstanding	1 017,109,979	1,016,314,644	1,027,806,659	1,031,653,505	1,030,329,095
Estimated dilution effect[1]	398,956	1,515,057	3,485,305	2,726,750	2,310,565
Average no. of shares outstanding, diluted	1,017,508,935	1,017,829,701	1,031,291,964	1,034,380,255	1,032,639,660

[1] As of 31.12.2009 Orkla had issued a total of 14,967,000 options to executive management. See Note 6 to the consolidated financial statements.

tion with the capital market. The objective is to make certain that the capital market has sufficient information about the company to ensure that the share price reflects the company's underlying values. A general goal of Orkla's investor relations activities is to create confidence by ensuring that all players have equal access to financial information.

www.orkla.com/investor relations
Orkla's website is an important channel for information to the capital market. Presentations, quarterly reports, annual reports, stock exchange notifications and press releases are posted on Orkla's website when they are made public. The website also contains general information on the Orkla share, the share price performance and shareholder matters, as well as updated lists of shareholders and analysts.

ANALYSTS

At year-end, 17 analysts follow Orkla regularly, of whom12 are based in Norway.

Brokerage houses	Contact	Telephone	E-mail
ABG SUNDAL COLLIER	Dag Sletmo	+47 22 01 61 65	dag.sletmo@abgsc.no
ARCTIC SECURITIES	Eivind Bergkåsa	+47 21 01 32 28	eivind.bergkaasa@arcticsec.no
ARGO SECURITIES	Henrik Schultz	+47 24 14 74 26	henrik.schultz@argosec.no
CARNEGIE	Preben Rasch-Olsen	+47 22 00 93 59	pro@carnegie.no
CREDIT AGRICOLE CHEUVREUX	Daniel Ovin	+46 87 23 51 75	dovin@cheuvreux.com
DANSKE MARKETS EQUITIES	Nils Ove Kjerstad	+47 85 40 70 70	nils.ove.kjerstad@danskebank.com
DNB NOR MARKETS	Trygve Lauvdal	+47 22 94 89 32	trygve.lauvdal@dnbnor.no
FIRST SECURITIES	Einar K. Strømstad	+47 23 23 82 55	einar.stromstad@first.no
FONDSFINANS	Per Haagensen	+47 23 11 30 23	per.haagensen@fondsfinans.no
GOLDMAN SACHS	Markus Iwar	+44 207 552 1264	markus.iwar@gs.com
HANDELSBANKEN CAPITAL MARKETS	Tore Østby	+47 22 94 08 35	toos06@handelsbanken.se
ORION SECURITIES	Arvydas Noreika	+37 052 461 969	an@securities.no
PARETO SECURITIES	Samir Bendriss	+47 22 87 87 00	samir.bendriss@pareto.no
RS PLATOU MARKETS	Terje Mauer	+47 22 01 63 24	t.mauer@platoumarkets.com
SEB ENSKILDA ASA	Atle Vereide	+47 21 00 85 33	atle.vereide@enskilda.no
STANDARD & POOR'S	Ankit Jain	+44 207 176 3221	ankit_jain@standardandpoors.com
UBS INVESTMENT BANK	Olof Cederholm	+46 84 53 73 06	olof.cederholm@ubs.com

FINANCIAL CALENDAR

Date	Event
22 April 2010	Annual General Meeting
23 April 2010	Share quoted excl. dividend
4 May 2010	Dividend paid out
5 May 2010	1st quarter 2010
21 July 2010	2nd quarter 2010
28 October 2010	3rd quarter 2010

CONTACTS
For more information on investing in Orkla, please consult the contact information below:

RUNE HELLAND
SVP Investor Relations
Tel: +47 22 54 44 11
rune.helland@orkla.no

SIV MERETHE SKORPEN BREKKE
VP Investor Relations
Tel: +47 22 54 44 55
siv.merethe.brekke@orkla.no

Postal address: P.O. Box 423, Skøyen, NO-0213 Oslo
Visiting address: Karenslyst allé 6, Skøyen, Oslo

UNDERLYING VALUE CREATION

There is a long-term connection between the return on a share and the underlying value created through sound operations and structural improvements in a company. Orkla therefore considers it important to measure the progress of and value created by the Group's operating activities.

The return on capital employed over time is a good measurement of the value that is created in relation to the capital that is spent. Orkla's Industry division has a pre-tax cost of capital (WACC) of 9.7%, and the return on capital employed in relation to this criterion gives a picture, over time, of the financial value-added that Orkla creates. Orkla's incentive systems are based on the development of this financial value-added. For several years in a row, Orkla has achieved a return on capital employed that is well above the required return. Due to major investments and particularly weak markets, the return on capital employed was 5.2% in 2009. The average for the last five years has been 10.1%.

Group strategy and value creation

Orkla's goal is to give shareholders a long-term return that is well above the stock market average. To achieve this goal, the Group intends to continue to pursue an ambitious growth strategy for its industrial companies. This entails focus on sound operations, organic growth and increased cost-effectiveness and capital efficiency, as well as on exploiting structural opportunities.

Orkla seeks to achieve growth and long-term value creation by actively exploiting all the competitive advantages at its disposal. Through its dual structure, value is created in both the Group's industrial operations and its investment activities, but also through interaction between the two.

To achieve industrial progress, Orkla focuses continuously on innovation, operational improvements and structural development. It is important that this value-creating work takes place close to the Group's markets, assisted as necessary by experts from Orkla's corporate functions. The structure of the Group offers a broad frontier of opportunity and considerable flexibility. Orkla aims to exploit this potential through mergers and acquisitions (M&A), innovation and improvement programmes. On the basis of stringent requirements, capital and management capacity are allocated to those parts of the company that are judged to have the best potential, provided that the anticipated return exceeds Orkla's cost of capital.

As a part of an industrial group, Orkla's Share Portfolio benefits from the long-term perspective and industrial competence that are inherent in the organisation. Moreover, the ownership positions that Orkla holds through the Share Portfolio offer options for the Group's further industrial development. Many of Orkla's major industrial assets started out as financial investments.

Top-line growth and structural development

Orkla has an ambitious strategy for industrial growth, seeking to achieve growth both organically and through acquisitions. Over time, acquisitions will be Orkla's main source of growth.

«To achieve industrial progress, Orkla focuses continuously on innovation, operational improvements and structural development»

CURRENT CAPITAL AND REPLACEMENT INVESTMENTS, INDUSTRIAL ACTIVITIES*

	2009	2008	2007	2007 - 2009
Average current capital as % of operating revenues	20.5 %	19.2 %	18.1 %	19.2 %
Replacement investments as % of depreciation	58 %	122 %	101 %	91 %

* Historical figures for 2007 and 2008.

In its efforts to promote growth, Orkla makes full use of its broad range of industrial operations. However, the Group has established clear guidelines in its expansion strategy, which require that growth must be:

- based on differentiable products that hold strong positions, or have the potential to achieve such positions
- within the Group's core competencies
- within the geographical areas on which Orkla is focusing

As a fundamental principle, Orkla selects opportunities for industrial expansion on the basis of profitability and the potential return on investment. An important factor when assessing candidates for acquisition is the possibility of synergies in terms of both structural organisation and operational expertise. In this way the value of both existing and acquired businesses is increased. In particular, the acquisition and integration of small companies will generate synergies that contribute to increased efficiency, and thereby to future profitability and margin growth. From time to time Orkla makes major acquisitions or divestments as part of its asset reallocation strategy.

Enhancing cost effectiveness and capital efficiency

Orkla's focus on efficient operations applies to both revenues and expenses throughout the value chain. The Group's competitiveness must be strengthened through continuous efforts to improve cost-effectiveness. The most significant projects in this area have been implemented in the fields of purchasing and production/logistics, and Orkla has built up central resource staffs with the specialised expertise required to carry out this improvement process. However, Orkla also recognises the importance of transferring knowledge from the central level to the individual companies in the Group. A distinction is therefore made between redesign programmes and continuous improvement programmes. Redesign programmes generate one-off savings and are often carried out with support from central staff, while continuous improvement programmes are the ongoing processes implemented by companies to steadily enhance their cost-effectiveness and competitiveness.

Orkla focuses continuously on improving capital efficiency, and in the incentive programme for executive management this is an important element. There is particular focus on changes in current capital and replacement investments. The latter are defined as the investments required in order to maintain operations at the current level. The table above shows current capital in relation to operating revenues, and replacement investments in relation to depreciation for Orkla's industrial operations in the last three years.

Prices for key raw materials fell in 2009, reducing current capital requirements. Net replacement investments were also lower than in the past few years, mainly due to relatively substantial investments in recent years and the Group's particularly high prioritisation of cash flow in 2009.

DEVELOPMENT IN OPERATING REVENUES AND EBITA*1


Acquisition of Indalex and sale of power assets
100% ownership of Sapa Profiles
Purchase of additional shares in REC and establishment of world's largest aluminium profiles company
Sale of Orkla Media
Acquisition of Elkem and Sapa
Sale of interest in Carlsberg Breweries
Establishment of Carlsberg Breweries
Acquisition of Berlingske
Acquisition of remaining shares in Pripps Ringnes
Acquisition of Abba Seafood and Procordia Food and establishment of Pripps Ringnes with Volvo
Merger with Nora Industrier
Merger with Borregaard
65
52
39
26
13
NOK billion
5
4
3
2
1
NOK billion
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

* From industrial activities. Historical figures for 1982-2007. Figures for 2004-2009 are stated under IFRS, while figures for 1982-2003 are stated under NRS.
1 Operating profit before amortisation, gain on sale of power assets, write-down inventory Sapa Profiles in 2008, restructuring and significant impairment charges.
EBITA (right axis)
— Operating revenues (left axis).

ASSET VALUES

One possible model for valuing Orkla is to distinguish between industrial assets, where the value is related to future earnings from continuing operations, and the Group's negotiable assets, which have identifiable market values and where earnings are not a part of Orkla's operating profit from industrial activities.

The main data necessary for a valuation of Orkla's assets are presented below. On this basis, and by applying his/her own assumptions for assessing the value of these and other assets, an investor will be able to undertake a valuation of the Orkla Group.

Associates

Orkla owns equity interests in several companies that are reported as associates. The largest of these are a 39.7% stake in the Renewable Energy Corporation ASA (REC) and a 42.5% stake in Jotun AS. REC is listed on the Oslo Stock Exchange and had a market value of NOK 29.7 billion at year-end. REC is one of the world's leading actors in the solar energy industry. The business covers every part of the value chain, from production of raw material to finished solar cells and modules. As a global actor, REC mainly serves markets in Europe, the USA and Asia. Jotun is a well-established global manufacturer of paint and powder coatings and holds strong positions in Asia and the Middle East. The company is steadily expanding and has achieved good organic growth in the past few years.

The key figures and the recognition of these companies are shown in Note 3 (Investments in associates accounted for under the equity method) to the consolidated financial statements and under the section entitled "Orkla Associates" on pages 36-39 of the Annual Report.

The Share Portfolio

As of 31 December 2009, the Group's Share Portfolio had a market value of about NOK 11 billion. Unlisted shares accounted for 20% of the portfolio. 85% of the portfolio investments was in Nordic shares. Unrealised gains/losses totalled NOK 3,522 million at year-end. Gains realised on shares domiciled in the EEA are largely tax-free, which means that losses realised on such shares are not tax deductible. The Share Portfolio is in the balance sheet presented as a current asset at fair value, and gains and impairment charges/losses are reported in the income statement in accordance with IFRS. For further details, see Note 19 (Share Portfolio) to the consolidated financial statements and the section entitled "Orkla Financial Investments" on pages 40-43 of this report.

Real Estate

Orkla's real estate business, Orkla Eiendom, has primarily been concentrated on developing properties that largely derive from the Group's discontinued industrial operations. The capitalised value of Orkla's real estate investments as of 31 December 2009 was NOK 2,046 million. The carrying value of development projects was NOK 163 million. Two of the biggest projects are Ringnes Park and Idun, where Orkla's stake is equivalent to a development potential of 40,000 m² residential property centrally located in Oslo. Results from Orkla Eiendom are reported under "Orkla Financial Investments".

Forests

The Group owns about 1,100,000 decares of forest and uncultivated land, of which approximately 800,000 decares are productive forest properties. Approximately 100,000 m³ is harvested annually. The average market price for timber sold in 2009 was approximately NOK 303 per m³, which is 20% lower than in 2008. The capitalised value of the forests was NOK 336 million as at 31.12.2009. See also Note 15 on page 97.

The results from forestry operations are reported under "Orkla Financial Investments".

Electric hydropower

EBITA[1] from the sale of electricity from the Group's own power plants is reported under Orkla Materials Energy. In 2009 this amounted to NOK 801 million.

In 2009, Orkla sold its hydropower plants in Salten and Bremanger for NOK 4.3 billion and NOK 1.7 billion respectively. The divested plants produce a total of around 1.7 TWh of hydropower per year. Orkla's hydropower operations now consist of Elkem's power plant in Sauda and Borregaard's power plant in Sarpsborg, with a total production of around 2.5 TWh.

Elkem's power plants in Sauda are regulated by a private-law lease agreement with Statkraft. The lease runs until 31 December 2030, after which the power plants will be returned to Statkraft in return for financial compensation equivalent to the estimated residual tax written down value (around NOK 1 billion) of the newly built plants. In a normal year and based on current market expectations, the Saudefaldene plants are expected to contribute an annual EBITDA[2] of an estimated NOK 250-300 million.

Borregaard's power plant, with annual production of approximately 0.6 TWh,

[1] Operating profit before amortisation, gain on sale of power assets, write-down inventory Sapa Profiles in 2008, restructuring and significant impairment charges.
[2] Operating profit before depreciation, impairment charges and amortisation.
[3] USD/NOK 6.50.



«Orkla's remaining hydropower plants, which consist of a production of approximately 2.5 TWh, represent considerable asset values for the Group.»

holds power rights that are not subject to reversion.

For further information on the power plants, see Note 27 "Power and power contracts" to the consolidated financial statements. EBITA[1] from energy trading is reported under "Orkla Financial Investments" and amounted to NOK 42 million in 2009 (Elkem Energi Handel).

Elkem Solar

Elkem Solar has been engaged in research on a new, more cost-effective technology for the manufacture of silicon feedstock for the solar industry for several years. In autumn 2006 Orkla decided to invest in a production plant with an annual capacity of 6,000 tonnes of solar-grade silicon. In 2009 the plant was completed at a CAPEX of NOK 4.5 billion. The factory maintained close to full staffing levels throughout 2009.
Full depreciation charges totalling approximately NOK 300 million were recognised. Towards the end of the year, production was limited, and Elkem Solar therefore made a negative contribution to profit (NOK -694 million).

In the segment table, Elkem Solar is presented under Elkem Silicon-related.

The production plant is now running and 2010 will be a ramp-up year during which production volume is expected to be built up gradually, reaching full capacity towards the end of 2010.

Over time, having a leading cost position will be the critical factor in this industry. Orkla's aim of reducing operating costs to around USD 25 per kg[3] once the plant is fully run-in, may secure this position.

RISK FACTORS

Challenging market conditions play a prominent role in Orkla's risk picture and due to external factors, the Group's overall risk level increased in 2009. The global economy declined in the first half of 2009, and the financial crisis and subsequent economic downturn resulted in a tighter credit situation and higher risk premiums, as well as higher credit margins. However, in respect of internal risk factors, the overall level of risk appears to be reduced.

Strategic risk

The financial and economic crisis that began in 2008 is affecting Orkla's businesses. Businesses exposed to cyclical trends, such as Orkla Aluminium Solutions, parts of Orkla Materials, and Orkla Financial Investments, are particularly affected, while Orkla Brands has been less affected by the crisis. At Group level, the following factors are having an obvious impact on the risk picture:

- reduced global demand
- more challenging expansion conditions due to reduced cash flow and tighter credit markets
- higher settlement risk related to reduced liquidity
- increased risk of suppliers of strategic raw materials becoming insolvent
- difficult and more volatile operating conditions due to significant fluctuations in exchange rates

Due to its diversified portfolio and solid balance sheet, Orkla is basically well-positioned to weather the challenging macro-economic conditions. Moreover, risk-reducing measures have been intensified in step with the greater uncertainty.

There is an inherent risk related to a lack of optimization of the Group's portfolio of companies. Consequently, there is continuous focus on and an opportunistic attitude towards developing the portfolio.

There is also considerable focus on opportunity risk (risk related to missed opportunities). This entails, for instance, not having the financial leeway to exploit commercial opportunities that are likely to turn up in the aftermath of the crisis. Ensuring that the Group continues to have sufficient freedom of action and flexibility is therefore a priority.

Operational risk

As in 2009, the risk level for 2010 is assumed to be highest in the most cyclical industries, particularly in businesses that target the solar energy sector, such as Orkla Materials (Elkem Solar) and parts of Orkla Associates (REC). Orkla Aluminium Solutions also ranks relatively high in the risk picture, but in view of lower break-even levels resulting from comprehensive cost-cutting measures implemented in 2009, the risk level is assessed as somewhat lower at the start of 2010. The proportion of the Group's total risk in these areas must be seen in conjunction with the size of the businesses' investments and infrastructure, and the potential losses that this represents. For Orkla Financial Investments, risk is primarily related to changes in the value of the Share Portfolio, where the cash flow risk is less than for the other operative units, but there is more balance-sheet risk.

The figure on the next page illustrates the relative risk exposure of the various business areas in Orkla through a qualitative and relative presentation of the downside risks.

Orkla Brands

For Orkla Brands, risk is related to targeted top-line growth. Orkla Brands must succeed with its innovations and product launches in 2010, while ensuring that margins are maintained through efficiency improvement programmes. The business area is also increasing its focus on acquiring companies relevant to its current business systems.

Orkla Aluminium Solutions
For Sapa, volume development remains the main risk in 2010. This is linked to uncertainty about how quickly the effects of the financial crisis will subside in 2010, leading to renewed demand for aluminium and aluminium products. There is a risk of a further decline in demand, resulting in a "double dip" (or W), in the market and consequently reduced volumes and prices. However, Sapa has already taken action to mitigate risk by increasing production flexibility, improving the structure of the industry through acquisitions and improving energy efficiency at the plants.

Orkla Materials
Elkem Solar constitutes the greatest risk factor for Orkla Materials. Reduced demand, coupled with increased capacity for the production of high-purity silicon for the solar cell industry, caused a sharp fall in spot prices in 2008 and 2009. The financial crisis is impacting generally on Elkem as well in the form of significant pressure on prices and volumes, but throughout 2009 the company has shown ability to adjust production capacity to market demand. Elkem will continuously adjust production capacity, both to maintain good market prices and to avoid production for stocks.


Probability/frequency
HIGH
MEDIUM
LOW
Orkla Associates - REC
Orkla Aluminium Solutions
Solar
Elkem
Hydro-power
Orkla Associates - Jotun
Orkla Financial Investments
Borregaard
Orkla Brands
CRITICAL
SIGNIFICANT
INSIGNIFICANT
LOW
MEDIUM
HIGH
Consequence

The figure illustrates the relative risk exposure of Orkla's various business areas. The arrows show the change in risk level compared with 2009. Orkla's risk level for 2010 is still high compared with 2007/2008, but not significantly higher than in 2009. However, the Group's overall risk exposure is still not considered to be high in relation to its risk-bearing capacity.

In 2010, Borregaard will be exposed to risk related to exchange rate fluctuations (especially USD), energy prices (thermal energy and electric power), and strategic raw materials. Borregaard has reduced its dependence on and exposure to the oil price by making increased use of renewable energy at the Sarpsborg plant. Its greatest exposure in the cellulose business is related to price fluctuations and the potential loss of individual contracts, while the pharmaceutical business and parts of the aroma operations face uncertainty linked to overcapacity in certain segments of the industry. Borregaard's specialisation strategy, along with its biorefinery concept and LignoTech's global market position, reduce the cyclicality of its operations and provide increased flexibility and leeway to act.

Orkla Associates
Associates largely consist of Orkla's investments in REC and Jotun. The investment in REC represents a significant risk for Orkla. For more detailed information about the risk factors for this company, reference is made to REC's website (www.recgroup.com). Orkla's equity interest in Jotun is not considered to entail significant risk, and reference is made to Jotun's website for further information (www.jotun.com).


RISK?

«A risk represents not only a disadvantage, but also an opportunity. The target is therefore not to eliminate all risk, but to adopt a systematic, initiative-oriented approach in the Group's risk management.»

Orkla Financial Investments

For Orkla Financial Investments, general market risk is the greatest challenge as regards profitability. The greatest risks in the business area lie in the Share Portfolio, which encompasses the biggest assets.

Orkla's Share Portfolio is primarily concentrated on listed shares in the Nordic region. More information on matters related to the structure and composition of the Share Portfolio may be found in Note 19 to the consolidated financial statements.

The financial crisis has also made the markets for financial services (Orkla Finans) and real estate (Orkla Eiendom) increasingly challenging, but both businesses represent relatively low potential losses at Group level.

Orkla HQ/Other Business

Orkla HQ accounts for a small proportion of the Group's overall risk exposure, but for a large proportion of the contingency risks (risks with low probability, but severe consequences), such as risk related to compliance with laws and regulations, financial reporting, taxes, intellectual property rights, reputation and corporate governance. The Group Executive Board monitors these risks through ongoing operational reporting and regular meetings with senior corporate function staff. Other operations, consolidated under "Other Business", are not considered to be a significant risk at Group level.

Financial risk

At the end of 2009, Orkla had a strong balance sheet, with an equity-to-assets ratio of 51.7% and a net gearing ratio of 0.41. The Group has a robust financing structure encompassing long-term committed drawing facilities which are sufficient to cover refinancing needs until the end of 2011. Consequently, the refinancing risk is considered to be relatively low.

In many business areas, Orkla has production and sales operations in several different countries, and is exposed to financial risks, such as price risk linked to raw materials and finished products, currency risk, interest rate risk, liquidity risk and credit risk. Orkla's financial risk factors and risks related to hedge instruments are continuously assessed to ensure that the exposure limits imposed by the Board of Directors are observed. A more detailed discussion of Orkla's financial risk factors and risks related to hedge instruments may be found in the Note 25 to the consolidated financial statements.

CORPORATE GOVERNANCE

Orkla's principles for good corporate governance aim to provide the basis for long-term value creation, to the benefit of shareholders, employees, other stakeholders and society at large. These principles cannot replace efforts to promote a sound corporate culture, but must be viewed in conjunction with them. Openness, transparency, accountability and equal treatment underpin confidence in the Orkla Group, both internally and externally.

Statement of policy on corporate governance

The Board of Directors at Orkla actively adheres to good corporate governance standards and will at all times ensure that Orkla complies with the Norwegian Code of Practice for Corporate Governance issued on 21 October 2009. The topic of corporate governance is subject to annual assessment and discussion by the Board, which has also reviewed the text of this chapter of the annual report. The following section is structured in the same way as the Code of Practice, covers each individual point in the Code and describes Orkla's compliance efforts.

Orkla is committed to promoting sustainable social development by operating in compliance with responsible business principles, carrying out systematic improvement work relating to the external environment, climate and energy and by investing in profitable business projects that can generate positive ripple effects for society. The Group's attitudes towards corporate responsibility have been defined in detail in Orkla's "Goals and Values", Code of Conduct and corporate responsibility guidelines. These documents are available on Orkla's website under "Sustainability", and are described in further detail in Orkla's sustainability report.

Activities

Orkla's mission statement reads as follows: "The objectives of the company are to engage in activities comprising industry, commerce, forestry, transport, finance, the acquisition and sale of securities and other investments, the purchase, sale, development and management of real estate, the publication of newspapers, magazines and other media, services and any other activity connected with the aforementioned objectives. The activities are conducted by the company itself or by its subsidiaries in Norway and abroad."

In accordance with the mission statement, Orkla operates in several areas. The Group's main focus is on household branded consumer goods, aluminium solutions, renewable energy, materials and financial investments. The Group pursues a long-term approach and has over time created substantial excess-value for shareholders.

Orkla's primary goal is "Developing people – creating value". Further information on the Group's goals and main strategies may be found on the Orkla website under "Strategy" and in this annual report. The business area descriptions include a presentation of the goals and main strategies of each area.

Equity and dividends

As of 31 December 2009, Group equity totalled NOK 48.9 billion, which is a reduction of around NOK 1.1 billion. This change is largely ascribable to a reduction in minority interests following the sale of Elkem Aluminium, in addition to the result for the year and dividends paid out. Orkla has pursued a consistent shareholder and dividend policy for many years. This policy will continue to apply. Details of dividend policy and paid-out dividends may be found in the chapter entitled "Share Information" on page 52.

The Board of Directors' authorisations to increase share capital and to undertake share buybacks is limited to specified purposes and is granted for a period no longer than until the next general meeting. Arrangements have been put in place to ensure that the general meeting is able to vote on every purpose covered by the authorisation.

At the Annual General Meeting in 2009, the Board of Directors was authorised to increase the share capital by means of new share subscription to a total value of up to NOK 90,000,000 divided between a maximum of 72,000,000 shares, each with a par value of NOK 1.25. The object of this authorisation is to simplify the process in the event it becomes relevant to further develop the Group's priority areas by acquiring companies in return for consideration in the form of new shares or by increasing share capital through private placings. The authorisation may be exercised through one or more private placings. Similar authorisations have regularly been granted by previous general meetings. At the same general meeting the Board was also authorised to buy back up to 100,000,000 Orkla shares so that the company, as prescribed by law, can acquire and hold up to 10% of the share capital. A similar authorisation has been granted each year since 1998. The chapter entitled "Share Information" on page 53 gives a more detailed explanation of how these authorisations have been utilised.

Equal treatment of shareholders and transactions with related parties

Orkla has one class of share and each share entitles the holder to one vote. Further details about voting rights at general meetings are provided under "Share Information" on page 53.

The company's policy has been not to dilute the shareholdings of existing shareholders. In accordance with this policy, there have been no real share capital increases in the company in recent years. Should the Board of Directors wish to propose that the general meeting departs from the pre-emptive right of existing shareholders relating to a capital increase, such a proposal will be justified by the common interests of the company and the shareholders, and the grounds for the proposal will be presented in the notice of the general meeting. Transactions in its own shares are effected on the market at market price in accordance with good stock exchange practice in Norway.

To avoid causing any detriment to the Group's reputation, the Board considers it important to pursue a policy of transparency and caution in connection with investments that could be perceived as an unfortunately close involvement, or close relationship, between the company and a member of the Board, executive management or parties related thereto. Procedural rules for such transactions have therefore been drawn up in the Rules of Procedure for the Board of Directors, which may be found on Orkla's website under "Investor relations". According to the Rules of Procedure, the Board Chair must be informed of such transactions and must consider how the matter should be dealt with. If the matter concerns the Board Chair, this obligation is incumbent upon the Deputy Chair of the Board. Further information on transactions between related parties is provided in Note 31.

The Rules of Procedure further establish that a Board member must not take part in the consideration of or a decision on an issue that is of such importance to himself or herself or to any related party that the member must be considered to have an obvious personal or financial interest in the matter. It is incumbent upon each Board member to consider on an ongoing basis whether there are matters which, from an objective point of view, are liable to undermine the general confidence in that Board member's independence and impartiality, or which could give rise to conflicts of interest in connection with the Board of Directors' consideration of the matter. Such matters must be discussed with the Board Chair.

According to the Group's Code of Conduct, employees must on their own initiative inform their superior if they should recuse themselves from dealing with or have a conflict of interest in connection with a matter, and consequently should not take part in considering such matters. Instructions have also been drawn up for the private investments of individual employees. These instructions are intended, among other things, to prevent the occurrence of such conflicts of interest, and they contain rules regarding the duty of employees to exercise due diligence in connection with their private investments, obtaining prior approval for and reporting such investments.

Freely negotiable shares

All Orkla shares carry equal rights and are freely negotiable. No special limitations on transactions have been laid down in Orkla's Articles of Association. Transactions in the Orkla share are described in more detail under "Share Information" on page 52.

General meeting

Orkla seeks to ensure that as many shareholders as possible are able to exercise their rights by participating in general meetings, and that general meetings are an effective forum for shareholders and the Board of Directors. The Annual General Meeting is held every year before the end of May.

Notices of general meetings and related documents are made available on Orkla's website at the latest 21 days prior to the date of the meeting. The final date for notification of attendance is three working days prior to the general meeting. Shareholders are given the opportunity to vote on the election of every single candidate to an office in the Nomination Committee and in the Corporate Assembly. The auditor, Board of Directors and Nomination Committee are present at general meetings.

Under the Articles of Association, general meetings are chaired by the Chair of the Corporate Assembly, or in his or her absence, by the Deputy Chair. The Chair of the Corporate Assembly satisfies the requirements of the Norwegian Code of Practice for Corporate Governance regarding independence.

Shareholders who are unable to attend the general meeting may vote by proxy. Orkla appoints the Board Chair or a meeting chair to vote for shareholders. The proxy form is designed in such a way that voting instructions may be given for each matter that is to be considered and for the candidates who are to be elected. Further information is provided in the notice of the general meeting and on Orkla's website regarding use of proxies and the right of shareholders to submit matters for consideration at general meetings.

Nomination Committee

Pursuant to the Articles of Association, Orkla has a Nomination Committee that is elected by the general meeting. The Nomination Committee consists of two to five members, who are elected for a term of two years. The general meeting also elects the Chair of the Nomination Committee and determines the remuneration of the Nomination Committee. Under the Articles of Association, the responsibilities of the Nomination Committee are to present the following proposals with grounds:

- To the general meeting: Election of shareholder-elected members of the company's Corporate Assembly
- To the general meeting: Election of members of the Nomination Committee
- To the shareholder-elected members of the Corporate Assembly: Election of shareholder-elected members of the Board of Directors
- To the entire Corporate Assembly: Election of the Chair of the Board of Directors (For this purpose, the Nomination Committee is supplemented by a representative appointed by the employee-elected members of the Corporate Assembly)

Information regarding the composition of the Nomination Committee, which members are up for election and how input and proposals can be submitted to the Nomination Committee is posted on Orkla's website.

The composition of the Nomination Committee is intended to ensure that the interests of all the shareholders are served, and the composition fulfils the Code's requirements for independence from the company's management, Board and Corporate Assembly. Information regarding the composition of the Nomination Committee may be found on page 129.

The composition and independence of the Corporate Assembly and Board of Directors

The responsibility of the Corporate Assembly is to exercise control of and supervise the company and the Board of Directors, and to elect the Board of Directors and the Board Chair. As prescribed by law, it elects its Chair and has a permanent Deputy Chair. The Corporate Assembly normally meets three times a year, and is composed with a view to ensuring that it represents a broad cross-section of the company's shareholders. As from 2008, the general meeting determined a term of service of one year for shareholder-elected members and deputy members, based on the rationale that an annual assessment of the overall composition of the Corporate Assembly will ensure greater flexibility.

The Board of Directors is composed with a view to serving the interests of all the shareholders and meeting the company's need for competence, capacity and diversity. The composition of the Board of Directors meets the requirements of the Norwegian Code of Practice for Corporate Governance with respect to Board members' independence of the company's executive management, main shareholders and material business relationships. There are few instances of disqualification of Board members in connection with the consideration of matters at Board meetings. Representatives of the executive management are not members of the Board of Directors.

Under the Articles of Association, both the Chair, the Deputy Chair and the other shareholder-elected members of the Board may be elected for a term of up to two years. Since 2007, however, the Corporate Assembly has practised a term of one year for shareholder-elected members and deputy members, on the grounds that an annual assessment of the overall composition of the Board will ensure greater flexibility.

Pursuant to Article 4 of Orkla's Articles of Association, the shareholder-elected members of the Board of Directors are required to own shares in the company. A more detailed description of the background, qualifications and term of service of each member of the Board of Directors and the number of Orkla shares they own is provided on page 6[1]. Information regarding the independence of each Board member and their attendance at Board meetings is provided on page 129.

Under Norwegian law and in accordance with the current system of corporate democracy, Group employees have the right to elect seven of the 21 members of the Corporate Assembly of Orkla ASA. Similarly, Group employees have the right to elect three members to the Board of Directors of Orkla ASA, and two observers. A description of the composition of the company's governing bodies is provided on page 129.

The work of the Board of Directors

The responsibilities of the Board of Directors are laid down in the Rules of Procedure for the Board of Directors, and govern among other things the Board's responsibilities and duties, the general manager's duty to inform the Board about important matters, the administrative procedures of the Board and disqualification. Since June 2009, Orkla has had two general managers,

HOW ORKLA'S GOVERNING BODIES ARE ELECTED


EMPLOYEES OF ORKLA COMPANIES
THE GENERAL MEETING
Elect in accordance with the Orkla Group's system of corporate democracy
Elects on the basis of a recommendation by the Nomination Committee
THE CORPORATE ASSEMBLY
7 employee-elected members
The entire Corporate Assembly elects its own Chair and Deputy Chair
14 shareholder-elected members
Elects on the basis of a recommendation by the Nomination Committee
THE BOARD OF DIRECTORS
3 employee-elected members
2 employee-elected observers
The entire Corporate Assembly elects the Chair and the Deputy Chair of the Board
7 shareholder-elected members

[1] The list is updated regularly on Orkla's website.

Dag J. Opedal and Bjørn M. Wiggen. The latter's responsibilities are limited to Elkem Solar AS. This change was made to ensure clarity in relation to governance between Dag J. Opedal's functions as Chair of the Board of REC and as President and CEO of Orkla's other operations on the one hand, and on the other, his function as the top administrative officer for Orkla's wholly-owned solar business in Elkem Solar AS. The Board of Directors has adopted instructions for the general management that describe the organisational and practical consequences of this separation of tasks. The Board's other instructions and clarification of duties, authorisations and responsibilities to the general management take place through ongoing communication.

The Board of Directors adopts an annual meeting and activity plan for the following year that covers strategic planning, business issues and oversight activities. The Board's activity plan for 2009 stipulated nine meetings, including a two-day meeting to deal with strategic issues. In addition to this, the Board has held two meetings; a total of 11 meetings were therefore held in 2009, at which the Board dealt with a total of 87 matters. The content of the Board's work is discussed in further detail on pages 8-21 of the Directors' Report.

Board matters are prepared by the General Manager in consultation with the Board Chair. The Rules of Procedure for the Board of Directors contain provisions regarding procedural rules in connection with disqualification, joint investments and parallel investments. This is described in further detail under the heading "Equal treatment of shareholders and transactions with related parties". The Board has established a permanent Compensation Committee and a permanent Audit Committee. These committees do not make resolutions, but supervise the work of the company management on behalf of the Board of Directors and prepare matters for the Board's consideration within their specialised areas. The committees' mandates are included in the Rules of Procedure for the Board of Directors.

The Compensation Committee is chaired by the Chair of the Board of Directors, Stein Erik Hagen, and its other members were Åse Aulie Michelet and Aage Andersen. The Group staff member responsible for Compensation and Benefits is the committee secretary. The Audit Committee is chaired by the Deputy Chair of the Board of Directors, Svein S. Jacobsen, and the other members were Lennart Jeansson and Per-Arnfinn Solberg. The Chief Internal Auditor is the secretary of the Audit Committee. The composition of the Board committees fulfils the Code's requirements for independence. In connection with the Audit Committee's recommendation for Board elections, information is also provided as to which new Board members will satisfy the requirements as regards independence and financial competence to sit on the Audit Committee.

The Board of Directors carries out an evaluation of its own activities and competence each year, and discusses improvements in the organisation and implementation of its work, both at individual level and as a group, in relation to the goals that were set for its work. The report is made available to the Nomination Committee. An external person is used at regular intervals to organise the Board's own evaluation of its work.

Risk management and internal control

Every senior manager at Orkla is responsible for risk management and internal control in his or her area of responsibility with a view to ensuring: 1) exploitation of business opportunities, 2) targeted, safe, high-quality and cost-effective operations, 3) reliable financial reporting and 4) compliance with current legislation and regulations. Orkla's risk management system is fundamental to the achievement of these goals.

The Group's Chief Risk Officer (CRO) must help ensure that all risk that is significant for Orkla's goals is identified, analysed, effectively managed and exploited across business areas and professional disciplines. This entails, among other things:

- Continuously monitoring important risk indicators in order to reassess the Group's level of risk, if necessary
- Identifying, communicating and monitoring risk factors that are critical to the Group in order to ensure that adequate risk mitigation measures are in place
- Drawing up instructions and guidelines for risk management, emergency response and continuous operations
- Assisting in the implementation of coherent risk management in routine operations and in connection with projects and major decisions
- Presenting Orkla's consolidated risk profile to the Group Executive Board, the Board of Directors and the Board's Audit Committee
- Facilitating the spread of best risk management practices throughout the Group
- Participating in internal board reviews of the risk pictures of each business area to ensure that formal risk assessments are uniformly carried out, presented, discussed and concluded
- Carrying out detailed risk analyses in particularly exposed areas
- Ensuring that Orkla's risk management is in accordance with relevant regulatory requirements and in the best interests of Orkla's stakeholders
- Being responsible for selected measures to mitigate risk at Group level.

In addition to the linear, 'top-down/bottom-up', risk management process based on the businesses' value chain, a Risk Management Forum, chaired by the CRO, has been established, in which risk managers from the various business areas meet once every quarter to exchangeexperience and knowledge.

As part of the Group's internal control system, Orkla has an Internal Audit Department, which works closely with the CRO and the external revisor. The Group's Internal Audit Department has the following responsibilities:

- Verify that internal control procedures that reduce risk have actually been established and are functioning as intended
- Assist the Board of Directors, the Group Executive Board and the business areas by providing auditing competence and capacity, which includes monitoring and control of selected companies in the Group
- Acting as the recipient of reports submitted under the Group's whistle-blowing system for breaches of the

Group's Code of Conduct. Further information in this connection may be found on Orkla's website under "Sustainability".

The Internal Audit Department is independent of the 'line', since the Chief Auditor reports to the Board's Audit Committee and, in special cases, to the Chair of the Corporate Assembly. To ensure ongoing monitoring of individual companies, all boards of operational subsidiaries are required to make the company's risk picture and internal audit an item of their agenda at least once a year.

Remuneration of the Board of Directors

All remuneration of the Board of Directors is disclosed in Note 5 to the financial statements of Orkla ASA. The note shows that remuneration of the Board of Directors is not linked to the Group's performance and that no options have been issued to members of the Board of Directors.

Remuneration of the executive management

The Board's Compensation Committee presents a recommendation concerning the terms and conditions for the President and CEO to the Board of Directors and monitors the general terms and conditions for other senior executives of the Group. The Board assesses the President and CEO and his terms and conditions once a year.

A description of the remuneration of the executive management and the Group's conditions policy, including the scope and organisation of bonus and share-related programmes, is given in the Board of Directors' statement of guidelines for the remuneration of executive management; see Note 5 to the financial statements of Orkla ASA. The Board of Directors' statement of guidelines is considered by the Corporate Assembly and made available to shareholders together with the notice of the Annual General Meeting.

Information and communications

Orkla seeks to ensure that its accounting and financial reporting are worthy of the confidence of investors. Orkla's accounting procedures are highly transparent and since the beginning of 2005 Orkla has prepared and presented its financial statements in accordance with the International Financial Reporting Standards (IFRS). The Audit Committee of the Board of Directors monitors the company's reporting on behalf of the Board.

Orkla strives to communicate actively and openly with the market. The company's annual and quarterly reports contain extensive information on the various aspects of the company's activities. The company's quarterly presentations are broadcasted directly on the Internet and may be found on Orkla's website, together with the quarterly and annual reports, under "Investor Relations". All shareholders and other financial market players are treated equally as regards access to financial information. The Group's Investor Relations Department is responsible for maintaining regular contact with company shareholders, potential investors, analysts and other financial market stakeholders. The Board is regularly informed about the company's investor relations activities. The financial calendar for 2010 is presented under "Share Information" on page 55, and may be found on Orkla's website under "Investor Relations".

Takeovers

The Board of Directors will not seek to hinder or obstruct any takeover bid for the company's operations or shares unless there are particular reasons for doing so. In the event of such a bid, as discussed in section 14 of the Norwegian Code of Practice for Corporate Governance, the Board of Directors will seek to comply with the recommendations therein as well as with relevant legislation and regulations. There are no other written guidelines for procedures to be followed in the event of a takeover bid.

Auditor

The Board of Directors has determined the procedure for the external auditor's regular reporting to the Board. Each autumn, the external auditor presents to the Board of Directors his assessment of risk, internal control and the quality of financial reporting at Orkla, at the same time presenting his audit plan for the following year. The external auditor also takes part in the Board's discussions on the annual financial statements. On both occasions, the Board of Directors ensures that relevant matters can be discussed with the external auditor without the presence of the management. The external auditor and the President and CEO attend all meetings of the Board's Audit Committee. As regards the work of the internal auditor, reference is made to the section above on risk management and internal control.

Orkla has established guidelines for the right of the general management to use the external auditor for services other than auditing. Responsibility for monitoring such use in detail has been delegated to the secretary of the Audit Committee, who is the Chief Internal Auditor. The secretary of the Audit Committee receives an annual summary from the external auditor of services other than auditing that have been provided to Orkla, and includes separate comments on these services in his annual report to the Audit Committee and the Board of Directors. Details of the company's use and remuneration of the external auditor are given in Note 5 to the financial statements of Orkla ASA. Both the Corporate Assembly and the General Meeting are informed about the Group's remuneration of the auditor, broken down into remuneration for statutory auditing and remuneration for other assistance/services.

In connection with the auditor's participation in the Audit Committee and the Board of Directors' consideration of the annual financial statements, the auditor also confirms his independence.

ANNUAL FINANCIAL STATEMENTS 2009



The Income Statement presents revenues and expenses for the companies consolidated in the Group and measures the results for the accounting period in accordance with current IFRS standards. All internal matters have been eliminated. The income statement distinguishes between the Group's operations, the Group's associates and financial items. Special items such as «Restructuring and significant impairment charges» are presented on a separate line because they only to a limited degree serve as reliable indicators of the Group's current earnings. Ongoing changes in the value of the Share Portfolio are largely not presented in the income statement, but taken to comprehensive income. These gains and losses will not be recognised in the income statement until they are realised or the value of the Share Portfolio is written down. The effective part of changes in the value of financial instruments identified as hedging instruments is not recognised in the income statement, but taken to comprehensive income. The notes explain the content of the various accounting lines.

The Statement of Comprehensive Income must, under new rules, be presented as a separate table. The table shows all income and expenses that are not included in the «profit/loss for the year» and are not transactions with owners. This applies to changes in the value of the Share Portfolio (unrealised gains), changes in the value of hedging instruments (hedging reserve) and exchange differences in connection with the translation of the financial statements of foreign subsidiaries. However, «profit/loss for the year» still constitutes the basis for calculating earnings per share.

INCOME STATEMENT

Amounts in NOK million	Note	2009	2008	2007
Sales revenues	4	**54,324**	63,937	60,081
Other operating revenues	4	**1,904**	1,642	1,336
Operating revenues		**56,228**	65,579	61,417
Cost of materials		**(26,357)**	(32,204)	(30,811)
Payroll expenses	6, 7	**(11,162)**	(11,622)	(10,999)
Other operating expenses	8	**(13,784)**	(15,510)	(12,917)
Depreciations property, plant and equipment	14, 15	**(2,477)**	(2,003)	(1,865)
Amortisation intangible assets	14	**(213)**	(228)	(220)
Gain on sale of power plants (write-down of inventory in Sapa Profiles 2008)	32	**3,066**	(372)	-
Restructuring and significant impairments	9	**(195)**	(1,282)	(814)
Operating profit		**5,106**	2,358	3,791
Profit/loss, gains and write-downs associates	3	**(3,919)**	2,189	848
Dividends received	19	**252**	473	1,076
Gains, losses and write-downs in the Share Portfolio	19	**584**	(6,043)	3,627
Finance income	10	**196**	318	1,561
Finance costs	10	**(1,148)**	(1,310)	(1,137)
Profit/loss before taxes		**1,071**	(2,015)	9,766
Taxes	11	**496**	(895)	(1,532)
Profit/loss after taxes from continuing operations		**1,567**	(2,910)	8,234
Gains/profit discontinued operations	32	**993**	(55)	211
Profit/loss for the year		**2,560**	(2,965)	8,445
Minority interests' share of profit for the year	29	**(31)**	(137)	46
Profit attributable to equity holders		**2,591**	(2,828)	8,399
Earnings per share (NOK)[1]	12	**2.5**	(2.8)	8.2
Earnings per share diluted (NOK)[1]	12	**2.5**	(2.8)	8.1
EBITA (adjusted)[2]		**2,448**	4,240	4,825
EBITDA (adjusted)[3]		**4,925**	6,243	6,690

[1] Calculated based on profit for the year after minority interests incl. discontinued operations.
[2] Operating profit before amortisations, gain on sale of power plants, write-down of inventory in Sapa Profiles 2008, restructuring and significant impairments.
[3] Operating profit before depreciations, amortisations, gain on sale of power plants, write-down of inventory in Sapa Profiles 2008, restructuring and significant impairments.

STATEMENT OF COMPREHENSIVE INCOME

	Note	2009	2008	2007
Profit/loss for the year		**2,560**	(2,965)	8,445
Change in unrealised gains on shares	19	**2,511**	(2,334)	(2,646)
Change in hedging reserve	26	**591**	68	(14)
Translation effects	11	**(2,398)**	2,788	(795)
Deemed disposal Sapa Profiles		**-**	-	938
Equity adjustments REC		**-**	-	1,580
Comprehensive income		**3,264**	(2,443)	7,508
Minority interests' share of comprehensive income		**(31)**	(137)	46
Comprehensive income attributable to equity holders		**3,295**	(2,306)	7,462

The Balance Sheet presents the Group's total assets and the way they have been financed, broken down into equity and liabilities. All internal matters between companies in the Group have been eliminated. According to the system of classification applied to the balance sheet, current assets and liabilities belong to a normal operating cycle, are cash and cash equivalents or have a useful life/repayment time of less than one year. Other assets and liabilities are non-current. IFRS are balance-sheet oriented and only items that satisfy the criteria for definition as assets and liabilities may be recognised in the balance sheet. Equity is a residual. The various standards determine how the items are to be treated. The valuation of the balance sheet items (examples in brackets) is therefore a combination of fair value (Share Portfolio), amortised cost (trade receivables), cost (inventories), cost minus depreciation (property, plant and equipment) and recoverable amount (certain written down property, plant and equipment and certain intangible assets and goodwill). The balance sheet items are explained in the notes to the financial statements.

Amounts in NOK million	Note	2009	2008
ASSETS			
Property, plant and equipment	15	**24,694**	26,368
Intangible assets	14	**14,217**	16,317
Deferred tax assets	11	**514**	984
Investments in associates	3	**14,676**	17,112
Other assets	20	**1,246**	1,219
Non-current assets		**55,347**	62,000
Assets in discontinued operations	32	**-**	3,148
Inventories	16	**7,531**	9,564
Receivables	21	**16,568**	14,331
Share Portfolio etc.	19	**11,087**	11,445
Cash and cash equivalents	22	**4,153**	4,438
Current assets		**39,339**	42,926
Total assets		**94,686**	104,926
EQUITY AND LIABILITIES			
Paid-in equity	28	**1,995**	1,993
Retained earnings		**46,560**	45,390
Minority interests	29	**370**	2,686
Equity		**48,925**	50,069
Deferred tax	11	**1,998**	2,872
Provisions and other liabilities	17	**2,341**	2,361
Interest-bearing liabilities	25	**29,042**	29,598
Non-current liabilities		**33,381**	34,831
Liabilities in discontinued operations	32	**-**	665
Interest-bearing liabilities	25	**1,746**	3,654
Income tax payable	11	**332**	1,005
Other liabilities	23	**10,302**	14,702
Current liabilities		**12,380**	20,026
Equity and liabilities		**94,686**	104,926

Oslo, 10 February 2010
The Board of Directors of Orkla ASA

Stein Erik Hagen
Chair

Svein S. Jacobsen
Deputy Chair

Aage Andersen

Lennart Jeansson

Gunn Liabø

Kristin Skogen Lund

Åse Aulie Michelet

Peter A. Ruzicka

Per Arnfinn Solberg

Bjørg Ven

Dag J. Opedal
President and CEO

The Cash Flow Statement shows how the Group's cash flows are broken down into cash flow from operating, investment and financing activities, according to the indirect method. The cash flow statement explains the general changes in the Group's liquidity since the previous accounting period. As described in the section on accounting principles, Orkla has presented the condensed cash flow analysis that is used in the presentation of its quarterly results in a separate note. This condensed cash flow is used in the business areas' operational management and is thus very important for internal management purposes. Cash flow from operations before investments is the financial capacity available to the Group when operating profit before depreciation is adjusted for changes in tied-up working capital. This concept is maintained and compared with net replacement investments (sale of tangible assets – replacement investments) and constitutes the «cash flow from operations» (see Note 33). This is a key figure for the Group and shows the capacity that is available to the different business areas for expansion based on the cash flows they themselves generate. Cash flow from operations is also compared in the segment information with implemented expansion investments and acquisitions of companies (see Note 4 and Note 1).

Amounts in NOK million	Note	2009	2008	2007
Operating profit continuing operations		**5,106**	2,358	3,791
Operating profit discontinued operations		**-**	-	277
Amortisation, depreciations and impairment charges		**2,708**	3,058	2,568
Gain on sale of power plants presented as investing activity (sold companies)		**(3,066)**	-	-
Changes in net working capital, etc.		**2,028**	(690)	(799)
Cash flow from operations before net replacement expenditures	4	**6,776**	4,726	5,837
Dividends received		**252**	473	1,076
Financial items, net	10	**(359)**	(2,304)	320
Cash flow from operations before tax		**6,669**	2,895	7,233
Taxes paid		**(1,402)**	(1,327)	(1,089)
CASH FLOW FROM OPERATING ACTIVITIES		**5,267**	1,568	6,144
Sale of property, plant and equipment	4	**528**	335	322
Replacement expenditures	4	**(1,622)**	(3,010)	(2,378)
Expansion investments	4	**(1,765)**	(4,142)	(2,964)
Sold companies		**5,914**	1,103	1,900
Acquired companies	1, 4	**(2,341)**	(886)	(7,166)
Net purchases/sales Share Portfolio	19	**2,866**	(1,829)	1,821
Other capital transactions		**(6)**	158	132
CASH FLOW FROM INVESTING ACTIVITIES		**3,574**	(8,271)	(8,333)
Dividends paid		**(2,354)**	(2,348)	(2,114)
Net share buy-back		**94**	(561)	(566)
Net paid to shareholders		**(2,260)**	(2,909)	(2,680)
Change in interest-bearing liabilities		**(3,405)**	13,798	4,532
Change in interest-bearing receivables		**(5,397)**	(1,039)	1,057
Change in net interest-bearing liabilities		**(8,802)**	12,759	5,589
Currency effects of net interest-bearing liabilities		**1,936**	(1,675)	458
CASH FLOW FROM FINANCING ACTIVITIES		**(9,126)**	8,175	3,367
Change in cash and cash equivalents		**(285)**	1,472	1,178
Cash and cash equivalents	22	**4,153**	4,438	2,966

Joint ventures affect the cash flow in 2009 as follows:

Cash flow from operating activities	**14**
Cash flow from investing activities	**(233)**
Cash flow from financing activities	**222**
Change in cash and cash equivalents	**3**

Statement of changes in Equity. Equity changes from one period to the next in accordance with the Group's profit and loss. Furthermore, transactions with owners will be presented as separate items. This applies to matters such as dividends to shareholders, share issues, the Group's purchase and sale of treasury shares and costs relating to options. Under IFRS, some elements may be recognised in comprehensive income. These items will now be presented in a separate table in connection with the income statement and presented as a single sum in the statement of changes in equity. This applies to changes in the unrealised gains in the Share Portfolio and changes in the hedging reserve which by definition come under hedge accounting. Fluctuations in foreign exchange rates will also affect equity in the form of translation differences. The various elements in changes in equity are shown below. Equity may not be distributed to shareholders in its entirety, and the equity in Orkla ASA constitutes the basis of calculation for and the limitation on the dividend paid out by the Group.

Amounts in NOK million	Share capital	Treasury shares	Premium fund	Total paid-in equity	Other equity	Total Orkla ASA	Translation effects	Group reserve	Total Group	Minority interests	Total equity
Equity 31 December 2006	1,302	(15)	721	**2,008**	37,166	**39,174**	(268)	8,867	**47,773**	**336**	**48,109**
Comprehensive income Orkla ASA	-	-	-	-	5,671	**5,671**	-	(5,671)	**0**	-	**0**
Group comprehensive income	-	-	-	-	-	-	(795)	8,257	**7,462**	**46**	**7,508**
Dividends from 2006	-	-	-	-	(2,061)	**(2,061)**	-	-	**(2,061)**	-	**(2,061)**
Cancellation treasury shares	(6)	6	-	**0**	-	**0**	-	-	**0**	-	**0**
Net buy-back of treasury shares	-	(6)	-	**(6)**	(560)	**(566)**	-	-	**(566)**	-	**(566)**
Change in minority interests, see Note 29	-	-	-	-	-	-	-	-	**0**	**2,219**	**2,219**
Option costs	-	-	-	-	25	**25**	-	-	**25**	-	**25**
Change in accounting principles/harmonisation	-	-	-	-	-	-	-	30	**30**	-	**30**
Equity 31 December 2007	1,296	(15)	721	**2,002**	40,241	**42,243**	(1,063)	11,483	**52,663**	**2,601**	**55,264**
Comprehensive income Orkla ASA	-	-	-	-	(11,216)	**(11,216)**	-	11,216	**0**	-	**0**
Group comprehensive income	-	-	-	-	-	**0**	2,788	(5,094)	**(2,306)**	**(137)**	**(2,443)**
Dividends from 2007	-	-	-	-	(2,282)	**(2,282)**	-	-	**(2,282)**	-	**(2,282)**
Cancellation treasury shares	(9)	9	-	**0**	-	**0**	-	-	**0**	-	**0**
Net buy-back of treasury shares	-	(9)	-	**(9)**	(552)	**(561)**	-	-	**(561)**	-	**(561)**
Change in minority interests, see Note 29	-	-	-	-	-	-	-	-	**0**	**70**	**70**
Option costs	-	-	-	-	21	**21**	-	-	**21**	-	**21**
Final determination of the shareholdings in Sapa Profiles[1], see Note 29	-	-	-	-	-	-	-	(152)	**(152)**	**152**	**0**
Equity 31 December 2008	1,287	(15)	721	**1,993**	26,212	**28,205**	1,725	17,453	**47,383**	**2,686**	**50,069**
Comprehensive income Orkla ASA	-	-	-	-	6,614	**6,614**	-	(6,614)	**0**	-	**0**
Group comprehensive income	-	-	-	-	-	-	(2,398)	5,693	**3,295**	**(31)**	**3,264**
Dividends from 2008	-	-	-	-	(2,288)	**(2,288)**	-	-	**(2,288)**	-	**(2,288)**
Net buy-back of treasury shares	-	2	-	**2**	92	**94**	-	-	**94**	-	**94**
Change in minority interests, see Note 29	-	-	-	-	-	**0**	-	-	**0**	**(2,285)**	**(2,285)**
Option costs	-	-	-	-	71	**71**	-	-	**71**	-	**71**
Equity 31 December 2009	1,287	(13)	721	**1,995**	30,701	**32,696**	(673)	16,532	**48,555**	**370**	**48,925**

[1] Final settlement of ownership in connection with the transaction between Sapa Profiles and Alcoa's profiles business.

Other equity for Orkla ASA as of 31 December 2009 includes a fund for unrealised gains totalling NOK 3,943 million (NOK 1,410 million as of 31 December 2008) and other paid-in equity totalling NOK 164 million (NOK 93 million as of 31 December 2008) that is not showed in a separate column because of the non-material amount.

Free equity in Orkla ASA amounted to NOK 25,996 million as of 31 December 2009 (NOK 21,834 million as of 31 December 2008).

GENERAL INFORMATION

The consolidated financial statements for Orkla ASA, including notes, for the year 2009 were endorsed by the Board of Directors of Orkla ASA on 10 February 2010. Orkla ASA is a public limited company and its offices are located in Skøyen, Oslo in Norway. The company's shares are traded on the Oslo Stock Exchange. The Orkla Group operates in the branded consumer goods, aluminium solutions, renewable energy, materials and financial investment sectors. Segment information for the various business areas is provided in Note 4 and the business areas are reported in a separate section in the annual report.

The financial statements for 2009 have been prepared and presented in full compliance with the International Financial Reporting Standards (IFRS), as adopted by the EU. The valuation and recognition of the items in the financial statements have been carried out in accordance with current IFRS standards. The most important valuation principles are described below.

Basis for preparation of the consolidated financial statements

The financial statements are primarily based on the historical cost principle. However, this does not apply to the treatment of financial assets, which are mainly reported at fair value as available for sale, or biological assets (forests), which are reported at fair value. Cash flow hedges that satisfy the criteria for hedge accounting are reported at fair value in the balance sheet and changes in value are taken to comprehensive income. Assets that no longer justify their value are written down to the recoverable amount, which is the higher of value in use and fair value minus sales costs. The accrual accounting principle and the going concern assumption are underlying assumptions for preparing the financial statements.

An asset or liability is classified as current when it is part of a normal operating cycle, when it is held primarily for trading purposes, when it falls due within 12 months and when it consists of cash or cash equivalents on the balance sheet date. Other items are non-current. A dividend does not become a liability until it has been formally approved by the General Meeting. Discontinued operations and assets held for sale are presented on separate lines of the balance sheet (see separate description). Financial instruments held to maturity are not included in financial non-current assets, if the redemption date is within 12 months after the balance sheet date. The financial instruments held for trading and financial instruments available for sale are presented as current assets.

The amortisation of intangible assets, restructuring and significant impairment charges are presented on separate lines. The amortisation of intangible assets will essentially consist of the cost accrual over useful life for intangible assets related to acquired companies.

Restructuring and significant impairment charges will largely consist of material restructuring costs and any substantial write-downs of both tangible and intangible assets. Other material and unusual one-time items may also be presented separately. This will make the comparability of the other lines more relevant.

All amounts are in NOK million unless otherwise stated. Figures in brackets are expenses or disbursements (cash flow). The functional currency of the parent company (Orkla ASA) is NOK and the Group's reporting currency is NOK.

The information above the income statement, balance sheet, cash flow statement and notes is provided to give a more detailed explanation of the various presentations.

Consolidation principles

The consolidated financial statements show the overall financial results and the overall financial position when the parent company Orkla ASA and its controlling interests in other companies are presented as a single economic entity. All the companies have applied consistent principles and all internal matters between the companies have been eliminated.

Interests in companies in which the Group alone has controlling influence (subsidiaries) have been fully consolidated, line by line, in the consolidated financial statements from the date the Group has control and are consolidated until the date that such control ends. If the Group does not wholly own the subsidiaries, the minority interests' share of profit or loss after tax and their share of equity are presented on separate lines.

Interests in companies in which the Group together with others has controlling influence (joint ventures, see Note 2) are consolidated with the Group's interest line by line in the consolidated financial statements using the proportionate consolidation method with the same control dates as for subsidiaries.

Interests in companies in which the Group has significant influence (associates, see Note 3) are valued using the equity method. The Group's share of profit or loss after tax from and equity in the associate is presented on a single line in the consolidated income statement and balance sheet respectively. The share of any translation differences and the other items charged against equity in the associate are charged against the capitalised value and offset in Group equity.

Financial assets in the Share Portfolio are reported on in a separate section below. Other financial investments are treated as available for sale and recognised in the balance sheet at fair value with changes in value taken to comprehensive income.

New companies, discontinued operations and disposals

The Orkla Group has acquired the USA-based aluminium extrusions company, Indalex, and a number of smaller businesses. New companies are consolidated from the date on which the Group has control. They are presented in Note 1.

Elkem Aluminium is reported as discontinued operations. The Group's 50% stake in Elkem Aluminium was swapped for Alcoa's minority interest in Sapa Profiles in 2008 with an accounting gain of NOK 993 million. Elkem Aluminium was presented as a separate segment (see Note 32).

The Orkla Group has sold some of its hydropower assets. The selling price is NOK 6,009 million and the gain is provisionally calculated to be NOK 4.2 billion (see Note 32). The total gain has been split between operating profit (NOK 3.1 billion) and taxes (NOK 1.1 billion).

NEW ACCOUNTING STANDARDS

New and amended IASB accounting standards that have been endorsed by the EU may affect the preparation and presentation of financial statements to varying degrees. In 2009 new or amended rules have had no material impact on the contents of the Orkla Group's financial statements. The new IFRS 8 Segments has not changed the way in which the Group presents information on segments. The way in which the segment information is presented is fully in accordance with the way the business areas report to the Group.

With regard to presentation, however, IAS 1 «Presentation of Financial Statements» imposes a new requirement that the Group's comprehensive income must be shown in a separate table in connection with the income statement. New presentation requirements have changed the statement of changes in equity and redefined the significance of items charged directly to equity. The Group has chosen principles whereby both the change in value of shares available for sale (change in unrealised gains) and changes in hedging relationships (change in hedging reserve) are reported in comprehensive income. Due to the new presentation requirement, these items will now be recognised in the comprehensive income, even though the new concept of comprehensive income is so far not to be regarded as «profit/loss for the period» and is not included in the basis for calculating «earnings per share». Furthermore, exchange differences relating to the translation of foreign subsidiaries are now a profit/loss item under the new presentation.

Thus the presentation of changes in equity has been split into two tables, one for «comprehensive income» and a presentation that shows changes in equity relating to transactions with shareholders and «comprehensive income».

Future changes in standards

The Group will be affected by IFRS amendments in the future. The most important amendments for Orkla appear to be amendments to IFRS 3 Business Combinations and the new IFRS 9 Financial Instruments. The following section covers only the amendments that will or may be of relevance for accounting in the Orkla Group.

IFRS 3 (revised) Business combinations
IAS 27 – Consolidated and separate Financial Statements

In relation to the current IFRS 3 and IAS 27, the revised standard introduces certain changes and clarifications as regards the application of the acquisition method. Specific matters that are addressed include goodwill in connection with subsequent measurement of acquisitions, minority interests, contingent consideration and acquisition costs. The most important change will be that acquisition costs are to be expensed immediately. No decision has yet been made as to how these costs are to be presented in the income statement. IFRS 3 (R) is effective from accounting years beginning on or after 1 September 2009. The Orkla Group will apply IFRS 3 (R) as from 1 January 2010.

IFRS 9 – Financial instruments
In relation to the current rules, it looks as though the Group will in future have to choose between reporting the Share Portfolio in a new, modified, available-for-sale category or at fair value with changes in fair value reported through profit or loss. The Group currently treats most of the Share Portfolio as available-for-sale and thus recognises the portfolio at fair value in the balance sheet with changes in value reported in comprehensive income. If there is prolonged or significant value impairment, individual shares are written down in the income statement and when sold, any gain/loss is recognised in the income statement, calculated on the basis of carrying value, and dividends are taken to income (see separate description of the principle). It is the Group's understanding that the new rules will change the current available-for-sale principle by introducing a stricter regime where all changes in value, gains/losses and dividends are to be recognised in comprehensive income. Thus this category will never be reflected in the ordinary income statement. If the Group is obliged to choose to recognise all changes in fair value through profit or loss, the results will be more volatile and all changes in the fair value of the portfolio and all dividends received will be reported as income statement items under «Profit/loss Share Portfolio» and «Dividends received». Parts of the new IFRS 9 have been endorsed by the IASB, but not by the EU and therefore cannot be implemented by Orkla in 2009. At present it looks as the Group will probably decide on a new principle in the first quarter of 2010.

Changes in existing standards
In May 2008 IASB published its first yearly improvement project. In the final version 34 changes in the Standards were included. In April 2009 IASB published its second improvement project. This publication contained 15 changes in 12 standards. In Orkla's consideration these changes will only to a limited degree be relevant for the Group, beyond the changes in IAS 38.

IAS 38 «Intangible assets» is included in the improvement project and contains a clarification of the question when costs related to advertising and other sales-promoting activities should be expensed. The products should be expensed when they are available to the company (delivery of goods) or services are received (when services are provided). The examples illustrate the kind of activities that do not qualify to be recorded in the balance sheet, and mail order catalogues have been added as a new example. The changes were effective from 1 January 2009. Orkla's treatment is in accordance with these changes.

International Financial Reporting Interpretation Commitee (IFRIC)
Amendments to IFRICs may also affect the Group's accounting practices. IFRIC 15 «Agreements for the Construction of Real Estate» will have relevance for the Group. The interpretation concerns recognition of income in real estate projects and entails that a large number of real estate companies will no longer be able to treat their projects as construction projects under IAS 11 Construction Contracts. IFRIC 15 entered into force on 1 January 2010.

IFRIC 16 «Hedge of a Net Investment in a Foreign Operation» became operative for the accounting year starting 1 July 2009. Through IFRIC 16, additional guidance for hedging of net investments is given. When hedging net investments in a foreign company, the hedging instrument can be held by every entity or entities in the Group. This applies as long as the requirements of designation, documentation and efficiency are being met. IAS 39 «Financial Instruments - Recognition and measurement» provides considerably less guidance on this matter. Orkla has in a wide extent hedged net investments, but this change has no accounting effect for the Group.

Other IFRS amendments appear to be only of minor relevance for Orkla.

KEY ACCOUNTING PRINCIPLES
Business combinations are accounted for using the acquisition method. In connection with the acquisition of a subsidiary, the establishment of a joint venture or the acquisition of significant influence in an associate, a purchase price allocation is carried out. The acquisition is reported in the financial statements from the date the Group has control. The date of control is normally the date on which the acquisition agreement takes effect and has been approved by all the relevant authorities, and will normally be after the contract date. Assets and liabilities are valued at fair value at the time of acquisition. The residual value of the acquisition is classified as goodwill. If there are minority interests in the acquired company, these will receive their share of allocated assets and liabilities, but not goodwill. Buy-outs of minority interests are accounted for partly as goodwill valued in relation to IFRS 3 and partly as an equity transaction (hybrid model). In companies where the Group already owned interests before the business combination, the value of assets and liabilities at the time of the business combination will serve as the basis for the purchase price allocation. The Group's equity will therefore be affected by the fact that the assets are repriced as if the entire acquisition had been made at this time. However, goodwill is calculated for each acquisition.

Profit/loss
Operating revenues are presented after deducting discounts, value added tax and other government charges and taxes. The Orkla Group sells goods and services on many different markets, and revenues from the sale of goods or services are recognised in the income statement when the goods have been delivered or the service has been provided. Generally speaking, it is relatively easy to obtain a clear picture of the Group's operating revenues and the point of time at which they are taken to income will be clear in most cases.

Sales of goods produced by the Group and merchandise for resale by Orkla Brands are recognised in the income statement when the goods have been delivered and the risk has passed to the buyer. Sales revenues largely consist of sales of consumer goods to wholesalers.

Sales of goods produced by Orkla Materials and Orkla Aluminium Solutions are recognised in the income statement when delivered. Deliveries are largely based on long-term contracts. External sales of electric power are recognised in the income statement based on the price agreed with the customer upon delivery.

In the Financial Investments division, rental revenues are taken to income when they are earned. Remuneration related to sales assignments for which the company is responsible is taken to income as the project proceeds. Sales of financial services and products (funds and alternative investments) are taken to income when the service has been provided. Real estate project are treated as constructions contracts until the en of 2009. Adjustments in the value of biological assets are reported at fair value as operating revenues.

Gains on the sale of tangible assets are presented as «Other operating revenues». Any substantial gains in the form of the sale of real estate properties that are no longer in use are regarded as part of Group operations and will also be presented as «Other operating revenues».

Interest revenues are recognised when they are earned, while dividends are taken to income on the date they are approved by the company paying out the dividend.

Gains (losses) on the sale of shares from the Share Portfolio are presented on a separate line after operating profit. Gains (losses) on shares and interests that have been reported as available for sale are calculated as the difference between the cost price of the share or if appropriate the value of the share or interest written down for accounting purposes and the sales value. Any excess value or shortfall in market value that has temporarily been taken to equity is reversed at the same time. See Note 19.

Assets
Property, plant and equipment are tangible items intended for production, delivery of goods or administrative purposes and have a useful life of more than one year. They are recognised in the balance sheet at cost minus any accumulated depreciation and write-downs. Direct maintenance of assets is expensed under operating expenses as and when the maintenance is carried out, while expenditure on replacements or improvements is added to the cost price of the assets. Property, plant and equipment are depreciated on a straight line basis over their useful life. Residual value is taken into account and the depreciation plan is reviewed annually. If there is any indication that an asset may be impaired, the asset will be written down to the recoverable amount if the recoverable amount is lower than the carrying value.

When carrying out a purchase price allocation in connection with an acquisition, excess values are allocated to the assets concerned so that these are recognised in the balance sheet at the Group's acquisition cost. Financing expenses related to the production of the Group's own property, plant and equipment are recognised in the balance sheet. See Note 15.

Intangible assets. Capitalised expenditure on internally generated or specially adapted computer programmes is presented as intangible assets. The reinvestment need of specially adapted computer programmes and the like is similar to that of other tangible assets, and the amortisation of this type of intangible asset is presented together with the Group's other depreciation.

Expenditure related to internally generated trademarks, etc. (marketing) is expensed directly since the future economic benefits to the company cannot be identified and shown to be probable with any degree of certainty at the time the trademark is launched. Expenses related to intangible assets taken over by the company through acquisitions are recognised in the balance sheet. Orkla has drawn up special guidelines (royalty method) for valuing trademarks taken over through acquisitions. Trademarks that have existed for more than five years and have a sound development at the time of acquisition have an indefinite useful life and are not amortised. An indefinite useful life means that it is impossible to foresee on the balance sheet date is not possible to estimate the period assets will be in use. Other identified trademarks will be amortised over their useful life, which is normally 5-10 years. Other intangible assets will be amortised over their useful life. Until 2009, the Group capitalised substantial intangible assets in the form of time-limited power rights. An agreement was entered into in 2009 to sell a large part of the underlying assets, and associated power rights will therefore be offset against the sale amount. The rest of the power rights are amortised over the term of the remaining contracts (see Note 14).

Intangible assets with an indefinite useful life are tested annually for impairment to assess whether the values are recoverable. The Orkla Group carries out this test prior to preparing and presenting its financial statements for the third quarter. If there are indications of impairments the assets are tested more frequently. If the underlying conditions are changed a new impairment test is carried out in the fourth quarter. Such impairment tests are described in Note 13.

Intangible assets arising from new acquisitions are disclosed in Note 1 and Note 14.

Research and development (R&D) expenditure is the expenses incurred by the Group in conducting research and development, studies of existing or new products, production processes, etc. in order to secure future earnings. Expenditure on research will always be expensed directly, while expenditure on development will be recognised in the balance sheet if the expenses are identifiable and represent probable future economic benefits of which the Group has control. The Group has a large number of concepts under consideration at all times, but the number of projects that end in capitalisation is small. This is due to the considerable uncertainty throughout the decision-making process and the fact that only a small percentage of all projects culminate in commercial products. Furthermore, the expenses that qualify for capitalisation are relatively small, as it is only from the time the decision to develop the product is made that development expenses can be capitalised, and that decision-making point comes at a late stage of the process. See Note 12.

Goodwill is the residual value consisting of the difference between the purchase price and the balance sheet value of an acquired company after a purchase price allocation has been carried out. The concept of goodwill comprises payment for expectations of synergy gains, assets related to employees, other intangible assets that do not qualify for capitalisation as a separate item, future superprofit and the fact that deferred tax may not be discounted. Capitalised goodwill derives solely from acquisitions. Goodwill is not amortised, but is tested at least once a year for impairment prior to preparing and presenting the financial statements for the third quarter and if there is any indication of a decline in value. New goodwill is disclosed in Note 1 and Note 12.

Biological assets. The Group has biological assets in the form of forests. The forests are valued at fair value and any change in value is recognised in the income statement. The fair value of forests is calculated on the basis of a cash-flow-based model. Forests are not a significant asset for the Group and are therefore presented together with «property, plant and equipment» (see Note 15).

Inventories of goods are valued at the lower of acquisition cost and net realisable value. Purchased goods are valued at cost according to the FIFO principle, while internally manufactured finished goods and work in progress are valued at production cost. Deductions are made for obsolescence. Net realisable value is the estimated selling price minus sales costs. Due to very unusual market conditions in 2008, some of the aluminium stocks were valued at the replacement cost at that time (see Note 16). Inventories also includes ongoing real estate projects.

Trade receivables are recognised and presented at the original invoice amount and written down if events causing a loss have occurred that can be measured reliably and that will affect payment of the receivable. Trade receivables are thus valued at amortised cost using the effective interest rate method. The interest rate element is disregarded if it is insignificant, which is the case for the vast majority of the Group's trade receivables.

The Share Portfolio consists of financial investments and is separate from the Group's strategic industrial investments. The Share Portfolio is presented at fair value as a current asset. Shares and equity interests of less than 20% are recognised at fair value as available for sale with changes in value taken to comprehensive income, while shares and equity interests of between 20% and 50% are treated as associates and changes in value are recognised through profit or loss. Items in the Share Portfolio defined as available for sale which have a value lower than carrying value are written down in the income statement if the impairment in value is prolonged or significant. In both categories, any further value impairment will result in an immediate write-down of value by a corresponding amount. The write-down cannot be reversed in the income statement until the value is realised. Dividends received are recognised in the income statement at the time they are adopted by the company paying out the dividend, which usually coincides with the time of payment. Purchases and sales of shares are recognised at trade date. See Note 18.

Cash and cash equivalents are held for the purpose of meeting short-term fluctuations in liquidity rather than for investment purposes. Cash and cash equivalents consist of cash, bank deposits and current deposits. As far as possible, excess liquidity is used to repay debt, and current deposits largely arise in companies or countries where it is not possible to lend funds to the Group. In the presentation, the Orkla ASA Group bank account system is netted by offsetting deposits against withdrawals in each country.

Equity, debt and liabilities

Treasury shares are reported in equity at the cost price to the Group.

Pensions. The Group has both defined contribution and defined benefit pension plans. In the defined contribution pension plans, the company is responsible for making an agreed contribution to the employee's pension assets. The future pension will be determined by the amount of the contributions and the return on the pension savings. Once the contributions have been paid there are no further payment obligations attached to the defined contribution pension, i.e. there is no liability to record in the balance sheet. The pension costs related to defined contribution plans will be equal to the contributions to employees' pension savings in the accounting period.

Defined benefit pension plans are based on a promise by the company to the employees that they will receive a certain level of pension upon retirement, normally defined as a percentage of final pay. The company is responsible for the amount of the future pension benefit and the financial value of this obligation must be reported in the income statement and balance sheet.

The accrued liability is calculated on a straight-line accruals basis, by independent actuaries, and is measured as the present value of the estimated future pension payments for accounting purposes that are vested on the balance sheet date. The capitalised net liability is the sum of the accrued pension liability on the balance sheet date minus the fair value of associated pension fund assets, adjusted for any actuarial gains and losses and changes in the plan. Any surplus is capitalised to the extent it is likely that the surplus may be utilised or repaid.

The net pension cost for the year consists of the sum of the current service cost for the year, the interest cost of the pension liability minus the expected return on pension plan assets. The net cost will also be affected by any variances from estimates recognised in the income statement and pension plan changes. The pension costs are spread linearly over the period in which employees build up pension rights.

Changes in the liabilities due to changes in pension plans are reported in their entirety in the income statement in the case of vested changes. If not, the past service cost is accrued until the paid-up policy entitlement is vested. Most of the plan changes in the Orkla Group are of the first type. Changes in liabilities and pension plan assets due to changes in and variances from the calculation assumptions (actuarial gains and losses) are spread over the estimated average remaining vesting period for the part of the variances that exceeds 10% of the greater of the gross pension liabilities or the pension plan assets. Gains and losses on curtailment or settlement of a defined benefit pension plan are recognised at the time of curtailment or settlement.

Provisions are recognised in the financial statements in the case of potential loss-making contracts and restructuring measures that have been adopted. Possible future operating losses will not be part of the provisions. In the case of restructuring provisions, there must be a detailed plan that identifies which parts of the business are to be restructured, and a valid expectation must have been created among those concerned that the restructuring will be carried out. In addition, it must be possible to provide a reliable estimate of the amount of the obligation. It is a condition that the restructuring materially changes the size of the business or the way in which it is operated. The provision is calculated on the basis of the best estimate of anticipated expenses. If the effect is material, anticipated future cash flows will be discounted using a current pre-tax rate that reflects the risks specific to the provision.

Contingent liabilities and contingent assets are not recognised in the financial statements, but the matters must be disclosed in the notes to the financial statements unless the probability of payment/disbursement is very small. A contingent liability or asset is a possible obligation or a possible asset whose existence is uncertain and will be confirmed by the occurrence or non-occurrence of a future special event, such as the outcome of legal proceedings.

Taxes. The tax charge is based on net profit and consists of the total of current taxes and changes in deferred tax. Tax payable is recognised in the financial statements at the amount that is expected to be paid on the basis of taxable revenues reported in consolidated financial statements. The share of profit from associates is reported after tax, and the share of tax in these companies is therefore not presented as a tax charge in the consolidated financial statements. Current taxes and changes in deferred tax are taken to comprehensive income to the extent that they relate to items that are taken to comprehensive income.

Deferred tax liability in the balance sheet is calculated at the nominal tax rate based on timing differences between accounting and tax values on the balance sheet date. Deferred tax has been calculated on excess values allocated in connection with the acquisition of companies. Deferred tax liability relating to goodwill has not been capitalised. Deferred tax liability on power plants has been computed by multiplying timing differences related to power plant taxation by the nominal ground rent tax rate of 30% in Norway, for the power plants for which the Group is liable for power plant tax.

Deferred tax liabilites have been recognised for undistributed earnings in associates and foreign subsidiaries to the extent it is expected that dividends will be distributed in the near future.

Deferred tax assets are continuously assessed and are only capitalised to the extent it is probable that future taxable profit will be large enough for the asset to be usefully applied.

Deferred tax liability and deferred tax assets are offset in so far as this is possible under taxation legislation and regulations.

Financial matters

Foreign currency. Transactions in foreign currencies are presented at the exchange rate on the date of the transaction, while monetary items in foreign currencies are presented at the exchange rate on the balance sheet date, and any gain/loss is reported in the income statement as financial items. Revenues and expenses in foreign subsidiaries are translated monthly at the average exchange rate for the month. Balance sheet items in foreign subsidiaries are translated at the exchange rate on the balance sheet date. Translation differences are reported in the comprehensive income. Translation differences arising from borrowing and lending identified as net investment in another functional currency are also reported in the comprehensive income.

Derivatives. Derivatives are valued at fair value on the balance sheet date and reported as receivables or liabilities. Gains and losses due to realisation or changes in fair value are reported in the income statement in cases where the derivative is not part of a hedge relationship that satisfies the criteria for hedge accounting. Embedded derivatives in contracts are identified and valued separately. Purchase and sale of derivatives are recognised at trade date. Gains and losses on forward currency contracts that hedge exchange rate risk in the Share Portfolio are recorded as financial items and gains, losses and write-downs – Share Portfolio, respectively.

Loans/receivables and interest rate derivatives. Interest revenues and expenses relating to loans and receivables are carried at amortised cost. Thus changes in value resulting from changes in interest during the interest rate period are not reported in the income statement. In the case of interest rate derivatives that are identified as hedges for future interest expenses (floating to fixed rate contracts), changes in value are treated as cash flow hedges. Interest rate derivatives that are identified as hedges of fixed interest rate loans (fixed to floating rate contracts) are treated as fair value hedges.

Hedging: The Group uses the following criteria for classifying a derivative or a financial instrument as a hedging instrument: (1) the hedging instrument is expected to be highly effective in offsetting the changes in fair value or the cash flow of an identified object – the hedging effectiveness is expected to be between 80-125%, (2) the hedging effectiveness can be measured reliably, (3) satisfactory documentation is established before entering into the hedging instrument, showing among other things that the hedging relationship is effective, (4) for cash flow hedges, that the future transaction is considered to be highly probable, and (5) the hedging relationship is evaluated regularly and is considered to be effective.

Gains and losses on derivatives designated as hedging instruments in fair value hedges are reported in the income statement and are offset by changes in the value of the hedged item. The hedging relationship is discontinued if: (a) the hedging instrument has matured, or is terminated, exercised or sold, (b) the hedge no longer satisfies the above mentioned requirements for hedging, or (c) the Group for some reason decides not to continue the fair value hedge. In the case of a discontinued hedge relationship, the changes in the fair value of the hedged item recognised in the balance sheet will be amortised over the remaining life of the item, using the effective interest rate-method. The same will apply for the hedging instrument.

Gains and losses on derivatives that are part of cash flow hedges are recognised in comprehensive income and reported in the income statement when the hedged transaction is carried out. The changes in the fair value of the derivative are presented at the same line as the hedged transaction. The inefficient part of the hedging instrument is reported in the income statement immediately. When a hedging instrument has matured, or is sold, exercised or terminated, or the Group discontinues the hedging relationship, even though the hedged transaction is still expected to occur, the accumulated gains and losses at this point will remain in comprehensive income, and will be taken to the income statement when the transaction occurs. If the hedged transaction is no longer expected to occur, the accumulated unrealised gains and losses on the hedging instrument will be recognised in the income statement immediately.

Gains and losses on loans or currency derivatives in foreign currencies that are identified as hedging instruments for net investments in foreign subsidiaries are treated in the same way as cash flow hedges. Currency gains and losses on hedging instruments affecting the efficient part of the hedging relationship are reported in comprehensive income, while the inefficient part of the hedge is reported in the income statement. Upon disposal of the foreign unit, the accumulated value of all currency gains or losses previously reported in comprehensive income will be reported in the income statement.

Changes in the value of financial contracts concerning future purchases or sales of electric power that hedge future production are recognised in comprehensive income. Unrealised gains or losses on financial power trading contracts that do not constitute hedges are recognised in the income statement.

Measurement: The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique: (see Note 18):

Level 1: Quoted, unadjusted prices in active markets for identical assets and liabilities
Level 2: Other techniques for which all inputs which have significant effect on the recorded fair value, are observable, either directly or indirectly
Level 3: Techniques which use inputs which have significant effect on the recorded fair value that are not based on observable market data.

The listed shares of the Share Portfolio are considered to be in level 1 as the shares are quoted on stock exchanges and measured at the latest stock market price. The unquoted shares of the Share Portfolio are measured by applying «International Private Equity and Venture Capital Valuation Guidelines», and there are a number of measurement techniques used for measuring the fair value of the unlisted shares (see Note 19). These techniques are not considered observable and there are a limited turnover in some of these shares. The unlisted shares are considered to be in level 3.

Derivatives are considered to be in level 2. The foreign exchange-element in currency forward contracts is measured by the foreign exchange rate set by the Central Bank of Norway. Different maturity dates add an interest-rate element resulting in an estimated fair value of the currency forward contracts. The energy futures contracts are measured at the quoted closing rate at Nord Pool, and the time element is also considered in measuring the fair value of these futures (level 2).

Other matters

Cash flow. The cash flow statement has been prepared according to the indirect method and shows cash flows from operating, investment and financing activities and explains changes in «Cash and cash equivalents» during the year.

Orkla presents a condensed cash flow statement in its quarterly reports. This concludes with the change in net interest-bearing liabilities and is presented in Note 33. Segment information and information provided in the Report of the Board of Directors refer extensively to this summary, as the Group's cash flows are reported and managed in this way. Cash flow from operating activities is an important management parameter at Orkla (see Note 4).

Segments. Orkla has business areas as operating segments. The operating segments correspond to the way in which the business areas report figures to the Group executive management. Sales revenues are broken down by geographical markets based on the customer's location. The accounting principles on which segment reporting is based are the same as for the rest of the consolidated financial statements.

The arm's length principle is applied to pricing of transactions between the various segments. Orkla ASA provides services to the companies in the Orkla Group and charges them for these services. The various business areas are defined and described in the section on business operations.

Furthermore, figures for the geographical distribution of capital employed, investments in property, plant and equipment and the number of man-years are presented on the basis of the countries to which they belong.

Leasing. Leases are classified according to the extent to which the risks and rewards associated with ownership of a leased asset lie with the lessor or the lessee. A lease is classified as a finance lease if it substantially transfers all risks and rewards incidental to ownership of an asset. Finance leases will be capitalised and depreciated over the lease period. Other leases are operating leases. Lease expenses related to such leases are reported as current operating expenses.

Share-based remuneration. The Group has share savings programmes and share options. The Orkla Group has also had a share-based cash bonus programme. As of 31 December 2009 there were no outstanding cash bonus options. Shares issued to employees at a share price lower than the market value are accounted for by recognising the difference between the market value of the shares and the issue price as a payroll expense. Options for executive management are valued at the fair value of the option at the time the option plan is adopted (the grant date), using the Black-Scholes model. The cost of the option is accrued over the period during which the employee earns the right to receive it (the vesting period). Provisions are made for the employer's national insurance contributions in connection with share option plans, which are related to the difference between the issue price and the market price of the share at year-end, on the basis of the vested amount. Option costs are broken down by operating segment based on the fair value of the options at the date of issue including employer's national insurance contribution and accrued over the vesting period.

Government grants. Government grants are recognised in the financial statements when it is highly probable that they will be received. The grants are presented either as revenue or as a reduction in costs and, in the latter case, matched with the costs for which they are intended to compensate. Government grants that relate to assets are recognised as a reduction in the acquisition cost of the asset. The grant reduces the depreciation of the asset. Government grants are not of material significance for the Group.

Discontinued operations. If a significant part of the Group's operations is divested or a decision has been made to divest it, this business is presented as «Discontinued operations» on a separate line of the income statement and the balance sheet. As a result, all the other figures presented are exclusive of the discontinued operations. The earnings on internal sales to other companies in the Group are retained in the Group. The comparative figures for the discontinued operations in the income statement are restated and presented on a single line. Comparative figures in the balance sheet are not correspondingly restated.

USE OF ESTIMATES IN PREPARING THE CONSOLIDATED FINANCIAL STATEMENTS

The management has made use of estimates and assumptions in preparing the consolidated financial statements. This applies to assets, liabilities, revenues, expenses and supplementary information related to contingent liabilities.

Areas where estimates have considerable significance are, for example:

Amounts in NOK million

Accounting item	Note	Estimate/assumptions	Carrying value
Goodwill	14	Net present value future cash flows	11,099
Intangible assets	14	Net present value future cash flows	3,118
Property, plant and equipment	15	Recoverable amount and estimation of correct remaining useful life	24,694
Unlisted shares	19	Net present value future cash flows	2,243
Pension liabilities	7	Economic and demographic assumptions	1,502
Deferred tax assets	11	Assessment of future ability to utilise tax positions	514
Provisions	17	Correctly and adequately estimated	684

Valuation is affected by estimates of required rates of return. The required rate of return is determined by using the capital asset pricing model and is affected by estimates of risk-free interest and risk premium.

The areas where there is the greatest risk of material changes are capitalised goodwill and trademarks with an indefinite useful life. This is because the amounts involved are substantial and the value of the asset is based on recognition principles from purchase price allocations (see Note 1). These assets are not routinely amortised, but their value is tested at least once a year. The impairment tests are based on estimates of the values of the cash-generating units to which goodwill and trademarks have been allocated. The estimates are based on assumptions of anticipated future cash flows based on a selected discount rate. Many of the markets in which the Group operates are still turbulent, but it looks as though the arrows are starting to point in the right direction and much of the uncertainty that affected the 2008 annual reporting process is gone (see Note 13).

Goodwill is allocated to cash-generating units (CGU) on the date of acquisition. Normally all goodwill is allocated to one CGU, but if the aquired company is a group itself a rough allocation based on a assumption made on the date of acquisition is carried out. This allocation will affect later impairment assessments.

Property, plant and equipment are in a slightly different category than goodwill and intangible assets. The former are largely based on a directly paid cost price, but in this case too the value is largely dependent on useful life estimates. In the case of several of the Group's property, plant and equipment assets, changes in assumptions may lead to substantial changes in value.

Valuing unlisted shares has been a challenge during the financial crisis. To the greatest possible extent, external assessments have been used to determine the value of these items (see the description of the valuation process in Note 19). Listed shares classified as available for sale are valued at market price as of 31 December.

As of 31 December 2009 Orkla had a price-to-book ratio that was higher than 1, a key figure that was just under 1 (0.98) on the same date in 2008. This must be an indication that investors have greater confidence in the Group this year than at the end of 2008.

Other estimates and assumptions are reported in various notes and any information that is not logically included in other notes is presented in Note 30 «Other matters» and «Events after the balance sheet date».

Future events and changes in operating parameters may make it necessary to change estimates and assumptions. New interpretations of standards may result in changes in the principles chosen and presentation. Such changes will be recognised in the financial statements when new estimates are prepared and whenever new requirements with regard to presentation are introduced. These matters are discussed in both the section on principles and the notes.

Exercise of judgement

The financial statements may also be affected by the choice of accounting principles and the judgement exercised in applying them. This applies, for instance, to the assessment that most of the Share Portfolio is presented as available for sale and not as fair value in the income statement, to the distinctions between operating and finance leases, and to the presentation of «restructuring and significant impairment charges» on a separate line.

CONTENTS OF THE NOTES TO THE FINANCIAL STATEMENTS

1 BUSINESS COMBINATIONS

The Orkla Group acquired several companies in 2009, the largest of which was the purchase of Indalex's net assets. Acquisitions affect the comparison with last year's figures, and the changes in the various notes must be seen in the light of this. Acquired companies are presented in the financial statements from the date on which control transfers to the Group. The date is indicated for each investment. The date of control is normally the date on which the contract takes effect and all official approvals have been obtained. The date of control will normally be after the contract date.

Amounts in NOK million	Date of purchase	Interest acquired (%)	Acquisition cost enterprise value	Excess/ deficit value[1]	Trade-marks	Other intangible assets	Property, plant and equipment	Other matters	Deferred tax	Goodwill	Operating profit after acquisition date	Operating revenues before acquisition date	Operating profit before acquisition date
2009													
Swap transaction Sapa Profiles/ Elkem Aluminium	March	45.45	3,345	1,349	-	-	-	-	-	1,349	-	-	-
Indalex, Orkla Aluminium Solutions	July	100	707	0	-	-	-	-	-	-	36	-	-
Increased ownership in UPL, Eiendom (joint venture)	October	8	302	25	-	-	9	2	-	14	-	-	-
Pekar, Orkla Brands	July	100	122	17	-	-	-	-	-	17	0	-	-
Haticon, Orkla Aluminium Solutions	January	51	52	27	-	-	-	-	-	27	13	-	-
Widerøveien 5 etc., Eiendom (joint venture)	September	33	45	0	-	-	-	-	-	-	0	-	-
Acquisitions, Orkla Brands			49	12	-	-	-	-	-	12	-	-	-
Acquisitions at enterprise value			4,622	1,430	-	-	9	2	-	1,419			
Swap transaction, no cash flow effect, cf. above			(3,345)										
Acquisitions at enterprise value excl. swap transaction			1,277										
Investments in associates			2,005										
Acquisition in segments, enterprise value			3,282										
Interest-bearing liabilities acquisitions			(941)										
Cash flow effect acquisitions[2]			2,341										
2008													
Frima Vafler A/S, Denmark	February	100	39	37	-	-	-	-	-	37	1	-	-
Molde Bakeri, Norway	May	100	34	24	-	-	-	-	-	24	-	35	2
Belusa Foods, Slovakia	October	100	45	11	-	-	-	-	-	11	-	-	-
Miscellaneous acquisitions Orkla Brands			26	22	-	-	-	-	-	22	-	-	-
Ekonal Italy, Orkla Aluminium Solutions	January	100	38	6	-	-	-	-	-	6	7	-	-
FG Eiendom (joint venture)	March	33.33	352	141	-	-	196	-	(55)	-	3	5	1
Miscellaneous acquisitions			4	1	-	1	-	-	-	-	-	-	-
Acquisitions at enterprise value			538	242	0	1	196	0	(55)	100			
Investments in associates			521										
Acquisition in segments, enterprise value			1,059										
Interest-bearing liabilities acquisitions			(173)										
Cash flow effect acquisitions[2]			886										
2007													
Alcoa's extrusion operations	June	54	3,149	(100)	-	-	(532)	(52)	91	393	60	7,286	76
MTR Foods, India	April	100	482	387	76	-	18	(6)	(29)	328	21	58	9
Pastella, Denmark	May	100	73	31	34	-	-	-	(8)	5	3	53	4
Saarionen (vegetables), Finland	April	100	112	112	-	49	24	21	-	18	3	-	-
Miscellaneous Food Ingredients			100	28	-	-	-	12	-	16	5	-	-
Miscellaneous acquisitions Elkem			36	26	-	-	13	-	(3)	16	-	-	-
Acquisitions at enterprise value			3,952	484	110	49	(477)	(25)	51	776	92		
REC-shares			6,450										
Alcoa's extrusion operations, no cash flow effect			(2,889)										
Acquisition in segments, enterprise value			7,513										
Interest-bearing liabilities acquisitions			(347)										
Cash flow effect acquisitions[2]			7,166										

[1] Excess/deficit value is the difference between the purchase price of the shares and the Group's share of equity in the acquired company.
[2] Equivalent to compensation for equity.

The acquisition cost specified in the table for each investment is the sum of the recognised value of the payment on the transaction date and the value of the net interest-bearing liabilities that have been taken over (100%). The acquired companies have been included in the consolidated financial statements at fair value. Acquisition costs totalled NOK 24 million in 2009 (NOK 6 million in 2008).

The swap agreement concerning the Group's 50% stake in Elkem Aluminium ANS for Alcoa's 45.45% stake in Sapa Profiles is mentioned in Note 32.

The largest acquisition in 2009 was Sapa's purchase of Indalex's net assets. On 16 June, Sapa entered into an agreement with the USA-based aluminium extrusion company, Indalex, on the possible purchase of practically all the company's assets in the USA and Canada. The agreement was completed on 31 July 2009. As a result of a decision by the competition authorities, one plant has been sold.

Under the agreement, Sapa took over Indalex's 11 active production plants in the USA (6) and Canada (5), with 29 presses and a total capacity of about 315,000 tonnes per year. Indalex's sales in 2008 totalled about 200,000 tonnes, which represent operating revenues of over USD 900 million. Indalex has around 1,400 employees.

The transferring enterprise was acquired from an estate in bankruptcy and has not previously existed as an independent legal entity. There are therefore no historical performance figures for the acquired enterprise.

The acquisition of Pekar and Widerøeveien 5 are also purchases of net assets. These businesses therefore did not exist in the same form prior to the acquisition, and there are no figures for operating revenues or operating profit prior to takeover.

Goodwill from the acquisitions is calculated based on synergies and competence and thereby the possibility of developing new products in the future.

Acquired companies total balance sheet

	Total 2009		Indalex 2009		Total 2008	
Amounts in NOK million	Fair value	Book value acquired companies	Fair value	Book value acquired companies	Fair value	Book value acquired companies
Property, plant and equipment	**861**	**852**	**575**	**575**	383	187
Intangible assets	**164**	**164**	**89**	**89**	1	1
Deferred tax assets	**54**	**54**	**50**	**50**		
Inventories	**283**	**283**	**163**	**163**	29	29
Receivables	**443**	**443**	**424**	**424**	92	92
Shares in other companies	**15**	**13**	**0**	**0**	112	112
Assets	**1,820**	**1,809**	**1,301**	**1,301**	617	421
Provisions	**50**	**50**	**50**	**50**	63	8
Non-current liabilities non interest-bearing	**4**	**4**	**4**	**4**	2	2
Current liabilities non interest-bearing	**559**	**559**	**540**	**540**	111	111
Minority interests					3	1
Fair value net assets	**1,207**	**1,196**	**707**	**707**	438	299
Goodwill	**70**		**0**		100	
Acquisition cost at enterprise value	**1,277**		**707**		538	

2 JOINT VENTURES

Joint ventures are investments in companies in which the Group, together with others, has controlling influence. This type of collaboration is based on a specific agreement. The Group accounts for its involvement in the joint venture by including its proportionate share of revenues, expenses, assets, liabilities and cash flows in its consolidated financial statements. The Group naturally has more limited access to the liquidity, for instance, of this type of company than to that of Group subsidiaries. Joint ventures may not, for example, participate in the Group bank account system and normally have independent financing which is reported in their own balance sheet. Nor are they part of the same Group for tax purposes.

The Group swapped its 50% interest in Elkem Aluminium ANS for Alcoa's interest in Sapa Profiles (see Note 32). The transaction took place on 31 March 2009 and the Group therefore has only a few small joint ventures, primarily under Orkla Eiendom. Consequently, no significant capital contributions are required in the joint ventures in which Orkla is a participant.

	Total joint ventures		Hjemmet Mortensen[1]
Amounts in NOK million	**2009**	**2008**	**2007**
Operating revenues	**572**	678	697
Operating expenses	**(528)**	(622)	(597)
Operating profit/loss	**44**	56	100
Profit/loss for the year	**(20)**	32	74
Non-current assets	**1,358**	1,107	-
Current assets	**424**	368	-
Non-current liabilities	**818**	483	-
Current liabilities	**184**	142	-

[1] Hjemmet Mortensen has been reclassified from a joint venture to an associate as of 31 December 2007, see Note 3 regarding associates.

3 INVESTMENTS IN ASSOCIATES ACCOUNTED FOR UNDER THE EQUITY METHOD

Investments in associates accounted for under the equity method are investments of a strategic nature in companies in which the Orkla Group has significant influence by virtue of its ownership interest. These are usually companies in which Orkla owns a 20-50% stake. This type of investment is accounted for by the Group presenting its share of the associate's profit/loss on a separate line in the income statement and accumulating the results reported for the share on a single line in the balance sheet. Any excess values that are to be amortised are deducted from profit according to the same principles as for consolidated companies. Goodwill is not amortised. Dividends received from associates are reported against the ownership interest in the balance sheet and regarded as repayment of capital. The balance-sheet value of associates thus represents the original cost price plus profit accumulated up to the present, minus any amortisation of excess values and accumulated dividends received and taking account of the share of any translation differences and the like in the associate. Any possible write-downs are presented on the same line.

Figures for associates that do not report in accordance with IFRS are restated prior to inclusion in the consolidated financial statements. Associates that are part of the Share Portfolio are presented in Note 19.

Amounts in NOK million	REC[4]	Jotun	SPDE[5]	Hjemmet Mortensen	Others	Total
Cost price 31 December 2009	11,871	174	870	21	-	-
Book value 1 January 2007	3,803	1,327	-	-	233	**5,363**
Additions/disposals 2007	6,873	-		164	(35)	**7,002**
Additions/disposals 2008	-	-	628	(120)	66	**574**
Additions/disposals 2009	1,741	-	242	-	46	**2,029**
Share of profit 2007	607[1]	209	-	-	32	**848**
Share of profit 2008	1,217	253	(79)	28	12	**1,431**
Gain on sale 2008	-	-	-	830	-	**830**
Write-downs 2008	-	-	(72)	-	-	**(72)**
Share of profit 2009	(931)	250	(103)	-	-	**(784)**
Write-downs 2009	(3,135)	-	-	-	-	**(3,135)**
Dividends/translation differences 2007	1,580[2]	(65)	-	-	(6)	**1,509**
Dividends/translation differences 2008	813	(172)	-	(72)	(9)	**560**
Dividends/translation differences 2009	(644)	100	-	-	(2)	**(546)**
Book value 31 December 2007	12,760	1,471	-	164	224	**14,619**
Book value 31 December 2008	14,790	1,552	477	0	293	**17,112**
Book value 31 December 2009	11,821	1,902	616	0	337	**14,676**
Interest owned 31 December 2009	39.7%	42.5%[3]	32.4%			

[1] Of this is NOK 103 million gain on sale.
[2] Adjustment is largely due to the fact that Orkla did not participate in the share issue in 2006, a share issue that was at a higher rate than Orkla's capitalised value of REC.
[3] The Group has 38.3% of the voting rights in Jotun.
[4] Renewable Energy Corporation (REC)
[5] Scandinavian Property Development (SPDE). In 2010 the company changed its name to Fornebu Utvikling ASA.

Below 100% figures are presented for Orkla's largest associates accounted for under the equity method. Figures for the remaining associates accounted for under the equity method and associates in the share portfolio are largely based on estimates, and it is difficult to present reliable figures for these companies.

Main figures (100%):

	Jotun		REC		SPDE	
Amounts in NOK million	2009	2008	2009	2008	2009	2008
Operating revenues	**11,219**	10,442	**9,156**	8,191	**1,026**	820
Operating profit	**1,157**	919	**(1,824)**	2,529	**(692)**	(2,000)
Profit after taxes and minority interests	**604**	545	**(2,347)**	3,064	**(545)**	(1,588)
Total assets	**7,292**	7,932	**34,135**	30,209	**6,272**	7,203
Total liabilities	**3,251**	3,912	**17,226**	13,696	**3,945**	4,995

The investment in REC has been written down as of 31 December 2009. The write-down is NOK 3.1 billion and the investment has been written down to market price (NOK 44.75). Starting from the first quarter 2010, the accounting value of the investment in REC will equal the market price with changes in value recognised through profit and loss, until the value corresponds with the value under the equity method. The market for solar energy is expected to grow substantially. In the short term, however, the market will be very volatile and characterized by imbalances between supply and demand through the value chain.

On 29 June, Orkla ASA subscribed for 27,755,068 shares at a subscription price of NOK 26.50 in REC's rights issue. Elkem AS, which is wholly-owned by Orkla ASA, has correspondingly subscribed for 39,977,689 shares at a subscription price of NOK 26.50 in REC's rights issue. This means that Orkla ASA and Elkem AS have subscribed for all their allocated subscription rights. Upon completion of the rights issue, Orkla ASA owns 108,244,768 shares and Elkem AS 155,912,989 shares in the company, and will thereby maintain their aggregate equity interest in REC of approximately 39.7%. The subscription was completed in the third quarter. The total increase in the carrying value related to the rights issue is NOK 1,741 million.

Through the recognition of the Group's share of profit/loss, the investment in SPDE was adjusted downwards by NOK 103 million. The carrying value of the Group's stake in SPDE is NOK 616 million. The market value of the stake is NOK 389 million. The Group has carried out an assessment of the recoverable amount based on the utility value, which is assessed as higher than the market value. The value in use is calculated as the estimated, discounted cash flow from operations including assumptions related to future sales value for not developed property. The estimates are partly based on an external valuation of the real estate projects. There is little trading in the share and the carrying value of the equity capital in SPDE is NOK 2.3 billion (as of 31 December 2009), which means that Orkla's 32.4% stake has a value of NOK 755 million.

Furthermore, Orkla ASA subscribed for 242,218,858 shares in SPDE at NOK 1 per share, with settlement on 17 July. After the share issue, Orkla's new shareholding totals 268,618,858 shares, and as a result of a repair issue its stake has been reduced from 32.99% to 32.36%. The total subscription amount recognised is NOK 242 million.

In 2010 SPDE changed its name to Fornebu Utvikling ASA.

4 SEGMENTS

Orkla reports business areas as its operating segments. In the segment information, profit and loss, cash flow and capital employed, together with operating margin and the number of man-years, are broken down between the different business areas, thereby giving those using the financial statements a better basis for understanding the Group's underlying operations. See also Note 5 where capital employed, investments and number of man-years are broken down by geographical market. The Orkla Group has a centralised finance function and the financing of the various segments does not necessarily reflect the real financial strength of each segment. Orkla has therefore chosen to present only financial items for the Group as a whole. The same applies to taxes. Taxes are affected by tax-related transfers between segments and are therefore only a reliable indicator at the highest Group level. A breakdown of taxes is provided in Note 11.

SEGMENTS 2009

Amounts in NOK million	Orkla Foods Nordic	Orkla Brands Nordic	Orkla Brands International	Orkla Food Ingredients	Eliminations Orkla Brands	**Orkla Brands**	Sapa Profiles	Sapa Heat Transfer & Building System	Eliminations OAS	**Orkla Aluminium Solutions (OAS)**
REVENUES/PROFIT										
Norway	4,297	4,488	-	378	-	**9,163**	145	90	-	**235**
Sweden	3,170	1,161	-	972	-	**5,303**	916	623	-	**1,539**
Denmark	605	747	-	1,160	-	**2,512**	143	68	-	**211**
Finland and Iceland	1,051	666	-	121	-	**1,838**	103	24	-	**127**
Nordic region	9,123	7,062	0	2,631	0	**18,816**	1,307	805	0	**2,112**
Rest of Western Europe	206	260	286	394	-	**1,146**	7,199	2,857	-	**10,056**
Central and Eastern Europe	289	307	1,271	712	-	**2,579**	1,076	547	-	**1,623**
Asia	3	13	324	14	-	**354**	102	1,182	-	**1,284**
North America	46	27	15	8	-	**96**	5,240	250	-	**5,490**
South and Central America	-	1	-	-	-	**1**	12	65	-	**77**
Rest of the world	-	1	4	2	-	**7**	41	21	-	**62**
Outside Nordic region	544	609	1,900	1,130	0	**4,183**	13,670	4,922	0	**18,592**
Sales revenues[1]	9,667	7,671	1,900	3,761	0	**22,999**	14,977	5,727	0	**20,704**
Other operating revenues	2	21	8	4	-	**35**	62	31	-	**93**
Intercompany sales	85	30	31	201	(335)	**12**	582	98	(674)	**6**
Operating revenues	9,754	7,722	1,939	3,966	(335)	**23,046**	15,621	5,856	(674)	**20,803**
Cost of materials	(4,485)	(3,143)	(1,054)	(2,445)	296	**(10,831)**	(8,790)	(3,239)	674	**(11,355)**
Payroll expenses	(1,971)	(1,449)	(328)	(579)	-	**(4,327)**	(3,179)	(1,039)	-	**(4,218)**
Other operating expenses	(1,878)	(1,563)	(404)	(601)	39	**(4,407)**	(3,647)	(1,161)	-	**(4,808)**
Depreciations	(332)	(187)	(64)	(105)	-	**(688)**	(579)	(187)	-	**(766)**
EBITA (adjusted)[2]	1,088	1,380	89	236	0	**2,793**	(574)	230	0	**(344)**
Amortisation intangible assets	(6)	(11)	(2)	(7)	-	**(26)**	(3)	-	-	**(3)**
Gains on sale of power plants	-	-	-	-	-	**-**	-	-	-	**-**
Restructuring and significant impairments	-	-	(10)	-	-	**(10)**	(179)	(6)	-	**(185)**
Operating profit/loss	1,082	1,369	77	229	0	**2,757**	(756)	224	0	**(532)**
Profit from associates	-	(1)	-	-	-	**(1)**	-	2	-	**2**
Minority interests' share of profit	-	-	-	(35)	-	**(35)**	96	-	-	**96**
[1] Of this sales in EU	5,298	3,061	388	3,220	-	**11,967**	9,147	4,030	-	**13,177**
CASH FLOW										
Cash flow from operations before net replacement expenditures	1,541	1,778	48	378	-	**3,745**	788	600	-	**1,388**
Net replacement expenditures	(228)	(126)	(56)	(66)	-	**(476)**	(252)	(11)	-	**(263)**
Cash flow from operations	1,313	1,652	(8)	312	-	**3,269**	536	589	-	**1,125**
Expansion investments	(121)	(8)	(3)	-	-	**(132)**	(165)	(280)	-	**(445)**
Acquired companies (enterprise value)	(5)	7	(127)	(40)	-	**(165)**	(759)	-	-	**(759)**
SEGMENT ASSETS										
Accounts receivables	949	1,073	318	472	(52)	**2,760**	2,223	1,186	(260)	**3,149**
Other current receivables	173	99	63	60	-	**395**	328	269	-	**597**
Inventories	1,215	776	272	372	-	**2,635**	1,710	855	-	**2,565**
Pension plan assets	-	2	-	-	-	**2**	-	-	-	**-**
Investments in associates	-	-	-	2	-	**2**	-	17	-	**17**
Intangible assets	2,201	4,441	678	597	-	**7,917**	2,962	1,270	-	**4,232**
Property, plant and equipment	1,997	1,345	499	584	-	**4,425**	4,829	1,640	-	**6,469**
Total segment assets	6,535	7,736	1,830	2,087	(52)	**18,136**	12,052	5,237	(260)	**17,029**
SEGMENT LIABILITIES										
Accounts payable	(627)	(487)	(149)	(234)	52	**(1,445)**	(1,619)	(1,030)	260	**(2,389)**
Value added tax, employee taxes etc.	(259)	(200)	(28)	(73)	-	**(560)**	(80)	(17)	-	**(97)**
Other current liabilities	(795)	(740)	(97)	(135)	-	**(1,767)**	(1,132)	(349)	-	**(1,481)**
Pension liabilities	(491)	(151)	(12)	(74)	-	**(728)**	(314)	(200)	-	**(514)**
Deferred tax, excess values	(114)	(355)	(36)	(4)	-	**(509)**	26	-	-	**26**
Total segment liabilities	(2,286)	(1,933)	(322)	(520)	52	**(5,009)**	(3,119)	(1,596)	260	**(4,455)**
Capital employed (book value)[3]	4,249	5,803	1,508	1,567	0	**13,127**	8,933	3,641	-	**12,574**
KEY FIGURES[4]										
Operating margin EBITA (%)	11.2	17.9	4.6	6.0	-	**12.1**	(3.7)	3.9	-	**(1.7)**
Total man-years	4,048	2,869	4,265	1,684	-	**12,866**	10,148	2,347	-	**12,495**

[2] Before amortisations, gain on sale of power plants, restructuring and significant impairments.
[3] Most of the lines under «Segment assets» and «Segment liabilities» can be directly matched with the notes and the balance sheet, respectively. The variance between «Other current receivables» in Note 21 and «Other current liabilities» in Note 23 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest. while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.
[4] Key figures are defined on page 123.

The segment information tables show sales broken down by market for each business area, based on the customers' location. The different business areas are defined and described in a separate section in this annual report, see pages 24-43. Products and services for each segment are described on these pages. «Orkla HQ/Other business» primarily covers activities at the Group's head office and some other centrally managed activities. Starting from 2009, Elkem Energi Handel will be reported under Orkla Financial Investments. The accounting figures for previous years have been restated accordingly. Reference is made to Note 32 for segment disclosures relating to discontinued operations.

Elkem Silicon-related	Orkla Materials Energy	Borregaard Chemicals	Eliminations Orkla Materials	**Orkla Materials**	**Orkla Financial Investments**	**Orkla HQ/ Other Business/ Eliminations**	**Orkla Group**
383	67	164	-	**614**	**1,286**	**9**	**11,307**
127	-	101	-	**228**	**30**	**-**	**7,100**
35	-	27	-	**62**	**-**	**-**	**2,785**
46	-	37	-	**83**	**-**	**-**	**2,048**
591	67	329	0	**987**	**1,316**	**9**	**23,240**
2,192	-	1,297	-	**3,489**	**-**	**-**	**14,691**
286	-	196	-	**482**	**1**	**-**	**4,685**
1,468	-	1,011	-	**2,479**	**-**	**11**	**4,128**
408	-	630	-	**1,038**	**-**	**-**	**6,624**
391	-	215	-	**606**	**-**	**-**	**684**
137	-	66	-	**203**	**-**	**-**	**272**
4,882	0	3,415	0	**8,297**	**1**	**11**	**31,084**
5,473	67	3,744	0	**9,284**	**1,317**	**20**	**54,324**
522	143	39	-	**704**	**1,046**	**26**	**1,904**
337	1,143	32	(183)	**1,329**	**614**	**(1,961)**	**-**
6,332	1,353	3,815	(183)	**11,317**	**2,977**	**(1,915)**	**56,228**
(2,843)	(202)	(1,409)	165	**(4,289)**	**(1,749)**	**1,867**	**(26,357)**
(1,236)	(57)	(728)	-	**(2,021)**	**(229)**	**(367)**	**(11,162)**
(2,183)	(214)	(1,238)	18	**(3,617)**	**(1,031)**	**79**	**(13,784)**
(651)	(79)	(224)	-	**(954)**	**(53)**	**(16)**	**(2,477)**
(581)	801	216	0	**436**	**(85)**	**(352)**	**2,448**
-	(178)	(6)	-	**(184)**	**-**	**-**	**(213)**
-	3,066	-	-	**3,066**	**-**	**-**	**3,066**
-	-	-	-	**-**	**-**	**-**	**(195)**
(581)	3,689	210	0	**3,318**	**(85)**	**(352)**	**5,106**
-	(3)	-	-	**(3)**	**(102)**	**(3,815)**	**(3,919)**
(12)	(12)	(5)	-	**(29)**	**(1)**	**-**	**31**
2,571	-	1,522	-	**4,093**	**31**	**-**	**29,268**
575	938	531	-	**2,044**	**(198)**	**(203)**	**6,776**
(219)	(34)	(76)	-	**(329)**	**78**	**(104)**	**(1,094)**
356	904	455	-	**1,715**	**(120)**	**(307)**	**5,682**
(948)	(225)	(15)	-	**(1,188)**	**-**	**-**	**(1,765)**
-	(3)	-	-	**(3)**	**(613)**	**(1,742)**	**(3,282)**
937	61	524	(16)	**1,506**	**855**	**(311)**	**7,959**
602	7	139	-	**748**	**314**	**(31)**	**2,023**
1,244	-	591	-	**1,835**	**494**	**2**	**7,531**
46	9	37	-	**92**	**3**	**9**	**106**
-	-	(1)	-	**(1)**	**834**	**13,824**	**14,676**
1,511	396	86	-	**1,993**	**110**	**(35)**	**14,217**
7,455	2,187	1,983	-	**11,625**	**1,937**	**238**	**24,694**
11,795	2,660	3,359	(16)	**17,798**	**4,547**	**13,696**	**71,206**
(775)	(29)	(286)	16	**(1,074)**	**(230)**	**342**	**(4,796)**
(84)	(10)	(49)	-	**(143)**	**(39)**	**(65)**	**(904)**
(335)	(208)	(153)	-	**(696)**	**(338)**	**(108)**	**(4,390)**
(106)	(1)	(97)	-	**(204)**	**(6)**	**(50)**	**(1,502)**
(3)	(105)	-	-	**(108)**	**(81)**	**2**	**(670)**
(1,303)	(353)	(585)	16	**(2,225)**	**(694)**	**121**	**(12,262)**
10,492	2,307	2,774	-	**15,573**	**3,853**	**13,817**	**58,944**
(9.2)	59.2	5.7	-	**3.9**	**na**	**na**	**4.4**
2,437	44	1,239	-	**3,720**	**198**	**292**	**29,571**

SEGMENTS 2008

Amounts in NOK million	Orkla Foods Nordic	Orkla Brands Nordic	Orkla Brands International	Orkla Food Ingredients	Eliminations Orkla Brands	**Orkla Brands**	Sapa Profiles	Sapa Heat Transfer & Building System	Eliminations OAS	**Orkla Aluminium Solutions (OAS)**
REVENUES/PROFIT										
Norway	4,313	4,461	-	382	-	**9,156**	170	119	-	**289**
Sweden	3,305	1,139	-	1,026	-	**5,470**	1,403	857	-	**2,260**
Denmark	624	702	-	1,117	-	**2,443**	256	138	-	**394**
Finland and Iceland	1,020	639	-	108	-	**1,767**	118	31	-	**149**
Nordic region	9,262	6,941	0	2,633	0	**18,836**	1,947	1,145	0	**3,092**
Rest of Western Europe	207	315	262	317	-	**1,101**	10,733	3,581	-	**14,314**
Central and Eastern Europe	319	349	1,824	480	-	**2,972**	1,776	631	-	**2,407**
Asia	2	7	291	8	-	**308**	272	1,114	-	**1,386**
North America	47	49	16	7	-	**119**	6,208	175	-	**6,383**
South and Central America	-	2	-	-	-	**2**	48	83	-	**131**
Rest of the world	3	1	3	2	-	**9**	6	49	-	**55**
Outside Nordic region	578	723	2,396	814	0	**4,511**	19,043	5,633	0	**24,676**
Sales revenues[1]	9,840	7,664	2,396	3,447	0	**23,347**	20,990	6,778	0	**27,768**
Other operating revenues	6	17	6	7	-	**36**	34	7	-	**41**
Intercompany sales	67	38	38	216	(344)	**15**	880	124	(1,004)	**0**
Operating revenues	9,913	7,719	2,440	3,670	(344)	**23,398**	21,904	6,909	(1,004)	**27,809**
Cost of materials	(4,612)	(3,081)	(1,378)	(2,299)	323	**(11,047)**	(13,037)	(4,113)	1,004	**(16,146)**
Payroll expenses	(1,977)	(1,407)	(431)	(514)	-	**(4,329)**	(3,459)	(1,047)	-	**(4,506)**
Other operating expenses	(1,935)	(1,733)	(537)	(553)	21	**(4,737)**	(4,788)	(993)	-	**(5,781)**
Depreciations	(339)	(174)	(89)	(93)	-	**(695)**	(511)	(168)	-	**(679)**
EBITA (adjusted)[2]	1,050	1,324	5	211	0	**2,590**	109	588	0	**697**
Amortisation intangible assets	(8)	(15)	-	(4)	-	**(27)**	(15)	-	-	**(15)**
Write-downs of inventory in Sapa Profiles	-	-	-	-	-	**-**	(372)	-	-	**(372)**
Restructuring and significant impairments	-	38	(571)	-	-	**(533)**	(188)	-	-	**(188)**
Operating profit/loss	1,042	1,347	(566)	207	0	**2,030**	(466)	588	0	**122**
Profit from associates	-	2	-	-	-	**2**	-	2	-	**2**
Minority interests' share of profit	-	-	-	(25)	-	**(25)**	202	-	-	**202**
[1] Of this sales in EU	5,448	3,042	781	2,923	-	**12,194**	13,706	5,120	-	**18,826**
CASH FLOW										
Cash flow from operations before net replacement expenditures	1,380	1,392	(17)	229	-	**2,984**	417	348	-	**765**
Net replacement expenditures	(258)	(204)	(49)	(122)	-	**(633)**	(613)	(337)	-	**(950)**
Cash flow from operations	1,122	1,188	(66)	107	0	**2,351**	(196)	11	0	**(185)**
Expansion investments	(126)	(22)	(62)	(4)	-	**(214)**	(337)	(210)	-	**(547)**
Acquired companies (enterprise value)	(23)	-	-	(110)	-	**(133)**	-	(38)	-	**(38)**
SEGMENT ASSETS										
Accounts receivables	1,075	1,161	410	541	(69)	**3,118**	2,991	1,475	(336)	**4,130**
Other current receivables	151	94	60	60	-	**365**	571	374	-	**945**
Inventories	1,414	885	318	438	-	**3,055**	2,862	1,097	-	**3,959**
Pension plan assets	-	1	-	-	-	**1**	-	-	-	**0**
Investments in associates	-	5	-	1	-	**6**	-	19	-	**19**
Intangible assets	2,484	4,980	737	656	-	**8,857**	1,596	1,387	-	**2,983**
Property, plant and equipment	2,149	1,525	712	633	-	**5,019**	5,644	1,613	-	**7,257**
Total segment assets	7,273	8,651	2,237	2,329	(69)	**20,421**	13,664	5,965	(336)	**19,293**
SEGMENT LIABILITIES										
Accounts payable	(691)	(469)	(195)	(266)	69	**(1,552)**	(2,286)	(1,007)	336	**(2,957)**
Value added tax, employee taxes etc.	(341)	(205)	(39)	(76)	-	**(661)**	-	-	-	**0**
Other current liabilities	(737)	(669)	(135)	(145)	-	**(1,686)**	(1,519)	(525)	-	**(2,044)**
Pension liabilities	(518)	(163)	(12)	(80)	-	**(773)**	(214)	(234)	-	**(448)**
Deferred tax, excess values	(124)	(396)	(47)	(6)	-	**(573)**	(41)	-	-	**(41)**
Total segment liabilities	(2,411)	(1,902)	(428)	(573)	69	**(5,245)**	(4,060)	(1,766)	336	**(5,490)**
Capital employed (book value)[3]	4,862	6,749	1,809	1,756	0	**15,176**	9,604	4,199	0	**13,803**
KEY FIGURES[4]										
Operating margin EBITA (%)	10.6	17.2	0.2	5.7	-	**11.1**	0.5	8.5	-	**2.5**
Total man-years	4,462	2,972	4,600	1,315	-	**13,349**	9,944	2,641	-	**12,585**

[2] Before amortisation, write-down of inventory in Sapa Profiles, restructuring and significant impairments.
[3] Most of the lines under «Segment assets» and «Segment liabilities» can be directly matched with the notes and the balance sheet, respectively. The variance between «Other current receivables» in Note 21 and «Other current liabilities» in Note 23 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.
[4] Key figures are defined on page 123.

Elkem Silicon-related	Orkla Materials Energy	Borregaard Chemicals	Eliminations Orkla Materials	Orkla Materials	Orkla Financial Investments	Orkla HQ/ Other Business/ Eliminations	Orkla Group
609	84	198	-	891	1,094	5	11,435
195	-	114	-	309	7	-	8,046
105	-	17	-	122	-	-	2,959
105	-	27	-	132	-	-	2,048
1,014	84	356	0	1,454	1,101	5	24,488
2,610	-	1,714	-	4,324	-	-	19,739
384	-	204	-	588	-	-	5,967
1,639	-	1,236	-	2,875	-	10	4,579
805	-	755	-	1,560	-	-	8,062
422	-	193	-	615	-	-	748
215	-	75	-	290	-	-	354
6,075	0	4,177	0	10,252	0	10	39,449
7,089	84	4,533	0	11,706	1,101	15	63,937
645	73	80	-	798	752	15	1,642
291	1,147	19	(236)	1,221	859	(2,095)	0
8,025	1,304	4,632	(236)	13,725	2,712	(2,065)	65,579
(3,550)	(181)	(1,559)	171	(5,119)	(1,907)	2,015	(32,204)
(1,309)	(50)	(892)	-	(2,251)	(226)	(310)	(11,622)
(2,498)	(188)	(1,724)	65	(4,345)	(698)	51	(15,510)
(304)	(56)	(224)	-	(584)	(32)	(13)	(2,003)
364	829	233	0	1,426	(151)	(322)	4,240
(1)	(179)	(6)	-	(186)	-	-	(228)
-	-	-	-	-	-	-	(372)
-	-	(561)	-	(561)	-	-	(1,282)
363	650	(334)	0	679	(151)	(322)	2,358
-	-	(4)	-	(4)	(151)	2,340	2,189
(31)	1	(5)	-	(35)	(5)	-	137
3,215	-	1,911	-	5,126	7	-	36,153
10	940	273	-	1,223	(88)	(158)	4,726
(343)	(84)	(222)	-	(649)	(404)	(39)	(2,675)
(333)	856	51	-	574	(492)	(197)	2,051
(2,951)	(359)	(71)	-	(3,381)	-	-	(4,142)
(2)	-	0	-	(2)	(886)	-	(1,059)
1,317	123	656	(19)	2,077	632	(233)	9,724
1,556	56	215	-	1,827	403	13	3,553
1,679	-	868	-	2,547	1	2	9,564
73	13	40	-	126	3	8	138
16	-	11	-	27	633	16,427	17,112
1,521	2,786	95	-	4,402	103	(28)	16,317
7,189	2,489	2,308	-	11,986	1,982	124	26,368
13,351	5,467	4,193	(19)	22,992	3,757	16,313	82,776
(1,088)	(105)	(354)	19	(1,528)	(219)	308	(5,948)
(55)	(44)	(52)	-	(151)	(43)	(75)	(930)
(1,639)	(16)	(393)	-	(2,048)	(351)	(109)	(6,238)
(286)	(2)	(112)	-	(400)	(1)	(32)	(1,654)
(4)	(1,305)	0	-	(1,309)	-	(48)	(1,971)
(3,072)	(1,472)	(911)	19	(5,436)	(614)	44	(16,741)
10,279	3,995	3,282	0	17,556	3,143	16,357	66,035
4.5	63.6	5.0	-	10.4	na	na	6.5
2,820	73	1,618	-	4,511	203	289	30,937

SEGMENTS 2007

Amounts in NOK million	Orkla Foods Nordic	Orkla Brands Nordic	Orkla Brands International	Orkla Food Ingredients	Eliminations Orkla Brands	**Orkla Brands**	Sapa Profiles	Sapa Heat Transfer & Building System	Eliminations OAS	**Orkla Aluminium Solutions (OAS)**
REVENUES/PROFIT										
Norway	4,098	4,262	-	317	-	**8,677**	173	107	-	**280**
Sweden	3,241	1,096	-	992	-	**5,329**	1,471	771	-	**2,242**
Denmark	665	649	-	916	-	**2,230**	299	147	-	**446**
Finland and Iceland	922	777	-	106	-	**1,805**	123	39	-	**162**
Nordic region	8,926	6,784	0	2,331	0	**18,041**	2,066	1,064	0	**3,130**
Rest of Western Europe	199	340	250	235	-	**1,024**	9,963	3,908	-	**13,871**
Central and Eastern Europe	278	374	1,745	385	-	**2,782**	1,562	627	-	**2,189**
Asia	4	11	202	11	-	**228**	149	1,018	-	**1,167**
North America	44	37	13	9	-	**103**	4,622	178	-	**4,800**
South and Central America	-	1	-	-	-	**1**	33	86	-	**119**
Rest of the world	4	-	3	2	-	**9**	3	42	-	**45**
Outside Nordic region	529	763	2,213	642	0	**4,147**	16,332	5,859	0	**22,191**
Sales revenues[1]	9,455	7,547	2,213	2,973	0	**22,188**	18,398	6,923	0	**25,321**
Other operating revenues	20	21	5	10	-	**56**	2	12	-	**14**
Intercompany sales	73	98	44	217	(423)	**9**	905	125	(1,030)	**0**
Operating revenues	9,548	7,666	2,262	3,200	(423)	**22,253**	19,305	7,060	(1,030)	**25,335**
Cost of materials	(4,542)	(3,241)	(1,307)	(1,990)	391	**(10,689)**	(11,867)	(4,388)	1,030	**(15,225)**
Payroll expenses	(1,956)	(1,413)	(433)	(466)	-	**(4,268)**	(2,728)	(953)	-	**(3,681)**
Other operating expenses	(1,831)	(1,607)	(497)	(479)	32	**(4,382)**	(3,688)	(964)	-	**(4,652)**
Depreciations	(326)	(187)	(96)	(87)	-	**(696)**	(432)	(158)	-	**(590)**
EBITA (adjusted)[2]	893	1,218	(71)	178	0	**2,218**	590	597	0	**1,187**
Amortisation intangible assets	(8)	(13)	-	(2)	-	**(23)**	-	-	-	**0**
Restructuring and significant impairments	-	(106)	(324)	0	-	**(430)**	(309)	-	-	**(309)**
Operating profit/loss	885	1,099	(395)	176	0	**1,765**	281	597	0	**878**
Profit from associates	1	-	-	-	-	**1**	-	4	-	**4**
Minority interests' share of profit	-	-	-	(16)	-	**(16)**	54	(2)	-	**52**
[1] Of this sales in EU	5,276	3,066	813	2,512	-	**11,667**	12,745	5,383	-	**18,128**
CASH FLOW										
Cash flow from operations before net replacement expenditures	1,142	1,429	63	215	-	**2,849**	934	782	-	**1,716**
Net replacement expenditures	(281)	(180)	(60)	(70)	0	**(591)**	(325)	(71)	-	**(396)**
Cash flow from operations	861	1,249	3	145	0	**2,258**	609	711	-	**1,320**
Expansion investments	(19)	(19)	(51)	(21)	-	**(110)**	(125)	(31)	-	**(156)**
Acquired companies (enterprise value)	(204)	-	(513)	(53)	-	**(770)**	(260)	-	-	**(260)**
SEGMENT ASSETS										
Accounts receivables	974	994	299	396	(45)	**2,618**	3,539	1,354	(251)	**4,642**
Other current receivables	164	93	70	60	-	**387**	639	228	-	**867**
Inventories	1,217	753	261	309	-	**2,540**	2,583	996	-	**3,579**
Pension plan assets	-	-	-	-	-	**-**	-	-	-	**-**
Investments in associates	12	3	-	1	-	**16**	-	24	-	**24**
Intangible assets	2,218	4,397	1,181	489	-	**8,285**	1,499	1,280	-	**2,779**
Property, plant and equipment	1,928	1,346	681	488	-	**4,443**	4,050	1,170	-	**5,220**
Total segment assets	6,513	7,586	2,492	1,743	(45)	**18,289**	12,310	5,052	(251)	**17,111**
SEGMENT LIABILITIES										
Accounts payable	(663)	(432)	(208)	(209)	45	**(1,467)**	(2,782)	(1,139)	251	**(3,670)**
Value added tax, employee taxes etc.	(294)	(171)	(22)	(56)	-	**(543)**	-	-	-	**-**
Other current liabilities	(645)	(617)	(106)	(120)	-	**(1,488)**	(1,118)	(395)	-	**(1,513)**
Pension liabilities	(481)	(187)	(11)	(76)	-	**(755)**	(195)	(264)	-	**(459)**
Deferred tax, excess values	(108)	(343)	(42)	(3)	-	**(496)**	(30)	(5)	-	**(35)**
Total segment liabilities	(2,191)	(1,750)	(389)	(464)	45	**(4,749)**	(4,125)	(1,803)	251	**(5,677)**
Capital employed (book value)[3]	4,322	5,836	2,103	1,279	0	**13,540**	8,185	3,249	0	**11,434**
KEY FIGURES[4]										
Operating margin EBITA (%)	9.4	15.9	(3.1)	5.6	-	**10.0**	3.1	8.5	-	**4.7**
Total man-years	4,571	3,159	6,047	1,224	-	**15,001**	11,404	2,510	-	**13,914**

[2] Before amortisation, restructuring and significant impairments.
[3] Most of the lines under «Segment assets» and «Segment liabilities» can be directly matched with the notes and the balance sheet, respectively. The variance between «Other current receivables» in Note 21 and «Other current liabilities» in Note 23 is ascribable to the fact that other current receivables and liabilities also comprise items that are not included in capital employed, such as accrued interest, while some of the derivatives are included in capital employed. Deferred tax related to excess values is included in deferred tax.
[4] Key figures are defined on page 123.

Elkem Silicon-related	Orkla Materials Energy	Borregaard Chemicals	Eliminations Orkla Materials	**Orkla Materials**	**Orkla Financial Investments**	**Orkla HQ/ Other Business/ Eliminations**	**Continuing operations**	Discontinued operations	**Orkla Group**
765	29	250	-	**1,044**	**778**	**585**	**11,364**		
175	-	104	-	**279**	**9**	**94**	**7,953**		
123	-	12	-	**135**	**-**	**-**	**2,811**		
87	-	31	-	**118**	**-**	**-**	**2,085**		
1,150	29	397	0	**1,576**	**787**	**679**	**24,213**		
2,192	-	1,874	-	**4,066**	**-**	**-**	**18,961**		
379	-	226	-	**605**	**-**	**-**	**5,576**		
1,160	-	1,159	-	**2,319**	**-**	**9**	**3,723**		
864	-	636	-	**1,500**	**-**	**-**	**6,403**		
624	-	180	-	**804**	**-**	**-**	**924**		
149	-	78	-	**227**	**-**	**-**	**281**		
5,368	0	4,153	0	**9,521**	**0**	**9**	**35,868**		
6,518	29	4,550	0	**11,097**	**787**	**688**	**60,081**		
302	73	64	-	**439**	**793**	**34**	**1,336**		
189	891	14	(342)	**752**	**621**	**(1,382)**	**0**		
7,009	993	4,628	(342)	**12,288**	**2,201**	**(660)**	**61,417**		
(3,386)	(178)	(1,644)	178	**(5,030)**	**(1,062)**	**1,195**	**(30,811)**		
(1,242)	(48)	(895)	-	**(2,185)**	**(374)**	**(491)**	**(10,999)**		
(1,713)	(191)	(1,597)	164	**(3,337)**	**(287)**	**(259)**	**(12,917)**		
(265)	(48)	(232)	-	**(545)**	**(12)**	**(22)**	**(1,865)**		
403	528	260	0	**1,191**	**466**	**(237)**	**4,825**		
-	(188)	(6)	-	**(194)**	**-**	**(3)**	**(220)**		
-	-	(75)	-	**(75)**	**-**	**-**	**(814)**		
403	340	179	0	**922**	**466**	**(240)**	**3,791**		
10	-	7	-	**17**	**-**	**826**	**848**		
(23)	(53)	(8)	-	**(84)**	**2**	**-**	**(46)**		
2,751	-	2,078	-	**4,829**	**9**	**94**	**34,727**		
271	477	324	-	**1,072**	**(30)**	**(357)**	**5,250**	587	**5,837**
(305)	(41)	(232)	0	**(578)**	**(399)**	**(13)**	**(1,977)**	(79)	**(2,056)**
(34)	436	92	0	**494**	**(429)**	**(370)**	**3,273**	508	**3,781**
(1,797)	(560)	(73)	-	**(2,430)**	**-**	**-**	**(2,696)**	(268)	**(2,964)**
(26)	(16)	-	-	**(42)**	**-**	**(6,440)**	**(7,512)**	(1)	**(7,513)**
962	24	650	(1)	**1,635**	**383**	**(81)**	**9,197**	339	**9,536**
570	37	192	-	**799**	**326**	**111**	**2,490**	220	**2,710**
1,178	-	738	-	**1,916**	**206**	**(10)**	**8,231**	302	**8,533**
(10)	13	44	-	**47**	**3**	**(10)**	**40**	-	**40**
13	1	25	-	**39**	**67**	**14,473**	**14,619**	-	**14,619**
1,597	2,973	102	-	**4,672**	**102**	**(30)**	**15,808**	322	**16,130**
3,960	2,143	2,368	-	**8,471**	**1,295**	**92**	**19,521**	1,960	**21,481**
8,270	5,191	4,119	(1)	**17,579**	**2,382**	**14,545**	**69,906**	3,143	**73,049**
(607)	(42)	(320)	1	**(968)**	**(123)**	**153**	**(6,075)**	(236)	**(6,311)**
(178)	(39)	(48)	-	**(265)**	**(20)**	**(86)**	**(914)**	(43)	**(957)**
(324)	(249)	(240)	-	**(813)**	**(326)**	**(128)**	**(4,268)**	(26)	**(4,294)**
(248)	(1)	(126)	-	**(375)**	**(2)**	**(7)**	**(1,598)**	(27)	**(1,625)**
(6)	(1,370)	47	-	**(1,329)**	**(81)**	**2**	**(1,939)**	(89)	**(2,028)**
(1,363)	(1,701)	(687)	1	**(3,750)**	**(552)**	**(66)**	**(14,794)**	(421)	**(15,215)**
6,907	3,490	3,432	0	**13,829**	**1,830**	**14,479**	**55,112**	2,722	**57,834**
5.7	53.2	5.6	-	**9.7**	**na**	**na**	**7.9**	na	**-**
2,623	78	1,730	-	**4,431**	**213**	**508**	**34,067**	787	**34,854**

5 GEOGRAPHICAL BREAKDOWN OF CAPITAL EMPLOYED, INVESTMENTS AND NUMBER OF MAN-YEARS

Capital employed, investments and number of man-years are broken down by geographical markets based on the location of the companies. Capital employed is a measure of the enterprise's net capitalised «working capital» and is defined in the segment note as the net of segment assets and liabilities. Investments are the total of replacement expenditures and expansion investments. The number of man-years is the number of employees adjusted for fractional posts in the current reporting period. See Note 4 for segment information.

	Capital employed			Investments			Number of man-years		
Amounts in NOK million	2009	2008	2007	2009	2008	2007	2009	2008	2007
Norway	**33,553**	37,339	33,227	**1,684**	4,714	3,644	**6,025**	6,372	7,203
Sweden	**7,066**	6,005	6,281	**193**	348	273	**3,996**	4,597	4,885
Denmark	**3,119**	3,855	2,992	**140**	117	103	**1,244**	1,357	1,449
Finland and Iceland	**2,789**	3,333	2,693	**97**	209	302	**865**	965	947
Nordic region	**46,527**	50,532	45,193	**2,114**	5,388	4,322	**12,130**	13,291	14,484
Rest of Western Europe	**4,037**	6,097	5,192	**247**	505	380	**5,093**	5,555	6,245
Central and Eastern Europe	**2,995**	3,529	3,004	**236**	688	261	**6,288**	6,471	7,873
Asia	**1,540**	1,722	1,194	**295**	287	151	**2,116**	2,255	2,351
America	**3,632**	3,904	3,001	**204**	339	192	**3,857**	3,279	3,808
Rest of the world	**213**	251	250	**4**	85	6	**87**	86	93
Outside Nordic region	**12,417**	15,503	12,641	**986**	1,904	990	**17,441**	17,646	20,370
Total	**58,944**	66,035	57,834	**3,100**	7,292	5,312	**29,571**	30,937	34,854
Link between segments and «Investments»:									
Net replacement expenditures, from segments (see Note 4)				**1,094**	2,675	2,056			
Sale of property, plant and equipment (see cash flow)				**528**	335	322			
Expansion investments (see Note 4)				**1,765**	4,142	2,964			
Changes in accounts payable investments				**(287)**	140	(30)			
Total				**3,100**	7,292	5,312			

6 PAYROLL EXPENSES

Payroll expenses are the total disbursements relating to remuneration of personnel employed by the Group and of Group officers. These expenses comprise direct salaries and holiday pay, fees to Group officers, any bonuses paid, the accounting effects of employees' share and option programmes, pension costs and public taxes/charges relating to the employment of personnel. Any benefits in kind such as a company car, telephone or the like are reported for tax purposes as wages, but are presented as operating expenses according to the nature of the expense.

Amounts in NOK million	2009	2008	2007
Wages	**(8,736)**	(9,124)	(8,625)
Employer's national insurance contribution	**(1,681)**	(1,812)	(1,679)
Pension costs[1]	**(572)**	(523)	(520)
Other payments etc.	**(173)**	(163)	(175)
Payroll expenses	**(11,162)**	(11,622)	(10,999)
Average number of man-years (continuing operations)	**29,476**	32,026	32,093

[1] For detailed information about pension costs, see Note 7.

BONUS SYSTEMS

Orkla has a system of annual bonuses that rewards improvement (operational excellence).

Under this system, a «good performance», which is specifically defined for the various elements, can result in an annual bonus of 30% of an employee's fixed pay, while the maximum bonus is 100% of the employee's annual pay. This bonus system applies to approximately 300 senior executives.

Remuneration of the executive management

	2009			2008			2007		
Amounts in NOK	Salary	Benefits in kind	Pension costs	Salary	Benefits in kind	Pension costs	Salary	Benefits in kind	Pension costs
Remuneration to CEO	**6,070,179**	**235,085**	**1,038,482**	4,981,196	236,767	1,013,778	4,205,313	197,354	877,516
Remuneration to other members of the Group Executive Board	**18,747,115**	**928,738**	**2,143,502**	26,394,445	973,222	2,680,809	34,947,423	926,632	2,662,855
Number of options to CEO 31 December	**1,270,000**			1,560,000			1,750,000		
Number of options to other members of the Group Executive Board 31 December	**1,710,000**			1,882,000			1,651,165		

For other matters relating to the remuneration of the executive management and members of the Board of Directors, reference is made to Note 5 to the Financial Statements for Orkla ASA.

Option programmes

The Board proposes that the option programme for executive management and key personnel is continued. A ceiling for the potential annual gain is set at 1.5 annual salaries for the Group Executive Board and 1 annual salary for other participants. A maximum of 7 million options are recomended (approximately 0.7% of outstanding options) that may be awarded on the basis of the following criteria:

- Development of human resources
- Achievement of financial targets
- Improvements within the executive's sphere of responsibility
- Collaboration
- Application in practice of Orkla's basic values
- Potential for further development
- Market considerations – securing key competence
- Other factors

Options are normally issued at 110% of the market price of the Orkla share. Options have a life of six years, and may be exercised in the last three years. When an option is exercised, Orkla alternatively has the right to redeem the option by paying a cash amount equivalent to the difference between the exercise price and the price of the share on the day the option is exercised, but this is seldom done.

	2009		2008	
	No.	**WAEP[1]**	**No.**	**WAEP[1]**
Outstanding at the beginning of the year	**10,277,000**	**64.25**	8,307,170	54.8
Granted during the year	**6,525,000**	**52.36**	2,950,000	81.36
Exercised during the year	**(1,160,000)**	**32.15**	(720,170)	28.70
Forfeited during the year	**(675,000)**	**66.27**	(260,000)	70.93
Outstanding at year-end	**14,967,000**	**62.27**	10,277,000	64.25
Exercisable options at year-end	**4,787,500**	**47.62**	2,812,500	32.15

[1] Weighted average exercise price. Amounts in NOK.

The weighted average contractual life of outstanding options as of 31 December 2009 is 4.1 years.

Weighted average exercise price for outstanding cash bonuses at year end:

	2009		2008	
Expiry date	**WAEP[1]**	**No.**	**WAEP[1]**	**No.**
15.12.2009			31.0	1,010,000
05.03.2010	**37.23**	**275,000**	37.2	375,000
30.05.2010	**26.60**	**250,000**	26.6	250,000
15.12.2010	**40.27**	**1,037,500**	40.2	1,132,500
28.02.2011	**47.16**	**400,000**	47.2	400,000
15.12.2011	**56.66**	**1,985,000**	55.7	2,090,000
20.02.2012	**63.25**	**500,000**	63.2	500,000
15.12.2012	**93.94**	**1,524,500**	93.9	1,654,500
08.05.2014	**81.40**	**2,690,000**	81.40	2,830,000
14.08.2014	**78.10**	**25,000**	78.10	35,000
22.05.2015	**52.36**	**6,280,000**		
Total		**14,967,000**		10,277,000

[1] Weighted average exercise price. Amounts in NOK.

Orkla has used the Black-Scholes model when estimating the value of the options. The following assumptions have been used for new option awards:

	2009	2008
Expected dividend-yield (%)	**5**	10
Expected volatility (%)	**38**	25
Historical volatility (%)	**38**	25
Risk-free interest (%)	**3.3**	4.6
Expected life of option (years)	**5.5**	5
Weighted average share price (NOK)	**52.3**	74

Effects of the option programme on the financial statements:

Description (NOK million)	2009	2008
Option costs in the vesting period	**(71)**	(21)
Change in provision for national insurance contribution	**(5)**	39
Net option cost (income 2008)	**(76)**	18
Liabilities[1]	**18**	13

[1] Relates only to employer's national insurance contributions.

Cash bonus programme

	2009		2008	
	No.	**WAEP[1]**	**No.**	**WAEP[1]**
Outstanding at the beginning of the year	**459,000**	**16.8**	701,500	17.6
Exercised during the year[2]	**(459,000)**	**16.8**	(242,500)	20.4
Outstanding at year-end	**0**		459,000	16.8
Exercisable options at year-end	**0**		459,000	16.8

[1] Weighted average exercise price. Amounts in NOK.
[2] Average share price when exercised was NOK 46 (NOK 43 in 2008).

Effects of the cash bonus programme on the financial statements:

Description (NOK million)	2009	2008
Income	**0**	45
Liabilities	**0**	21

Hedging

The costs of the option programme are partly hedged by means of hedge contracts with a financial institution. As of 31 December 2009 there were open hedge contracts equivalent to the change in value of 600,000 underlying Orkla shares (1,400,000 in 2008) with an average exercise price of NOK 48 per share (2008: NOK 43). NOK 7 million was entered as income for hedges in 2009 (expensed NOK 84 million in 2008). The capitalised value as of 31 December 2009 was NOK 5 million (NOK 3 million in 2008).

7 PENSIONS

The Group has both defined contribution and defined benefit pension plans. In the defined contribution pension plans, the cost is equal to the contributions to the employees' pension savings in the accounting period. The future pension will be determined by the amount of the contributions and the return on the pension savings. In a defined benefit plan, the company is responsible for paying an agreed pension to the employee based on his or her final pay. The cost for the accounting period shows the employees' pension entitlement of the agreed future pension in the accounting year. The majority of Orkla's pension plans are defined contribution plans.

Defined contribution plans

Defined contribution plans comprise arrangements whereby the company makes annual contributions to the employees' pension plans, and where the future pension is determined by the amount of the contributions and the return on the pension plan assets. Contribution plans also comprise pension plans that are common to several companies and where the pension premium is determined independently of the demographic profile in the individual companies (multi-employer plans). Employees in the Orkla Group are mainly covered by pension plans that are classified as contribution plans.

Defined benefit plans

The Group has pension plans that are classified as funded benefit plans and unfunded benefit plans, recognised in the companies' balance sheets. A large part of the Group's benefit plans are in Sweden and Norway. These countries account for 52% and 30%, respectively, of the Group's net pension liabilities.

Sweden

The plans in Sweden are «net plans» that do not link the Group's liabilities to changes in the Swedish social security. The plans are largely determined by collective agreements. It has been agreed that the plans are gradually to be converted to defined contribution pension plans, since all employees born in 1979 or later must be covered by a defined contribution plan. The pension plans in Sweden are not funded, but provisions have been made in the companies' balance sheets. To secure accrued pension rights, companies must take out a credit insurance in the Pensionsgaranti (FPG) insurance company. Pensionsregistreringsinstitutet (PRI) records and calculates the companies' pension liabilities.

Norway

Employees in Norway are mainly covered by contribution-based pension plans. Net pension liabilities in Norway mainly consist of unfunded pension schemes recognised in the companies' balance sheets, contractual early retirement (AFP) schemes, and book liabilities related to contribution-based plans for employees who earn more than twelve times the Norwegian National Insurance Scheme's basic amount (12G).

Most employees in Norway are covered by contractual early retirement (AFP) schemes. It is assumed that 50% of the employees will make use of these schemes (90% for the Elkem plants). The pension liabilities related to AFP are calculated on the basis of the same assumptions as the other pension plans. In light of the proposed new AFP scheme effective as of 1 January 2011, the current AFP scheme will gradually be wound up. In connection with the adoption of the legislative amendment in 2010, large portions of net capitalised debt for future AFP will probably be recognised in the income statement in 2010.

The pension plan for employees in Norway who earn more than 12G is a contribution-based plan. A contribution is calculated for each employee and the total of the calculated amounts is presented as a pension liability in the company's balance sheet. The pension plan is therefore presented as a defined benefit plan.

Since Orkla has converted from defined benefit plans to defined contribution plans, the old defined benefit plans are closed and will gradually be wound up. The majority of the members in the defined benefit plan are now pensioners.

Assumptions relating to defined benefit plans

The discount rate is fixed at the rate on high quality corporate bonds with the same lifetime as the pension liabilities (AA-rated corporate bonds). In countries where there is no deep market in such bonds (such as Norway), the market yields on government bonds are used, adjusted for the actual lifetime of the pension liabilities.

As a rule, parameters such as wage growth, growth in G and inflation are set in accordance with recommendations in the various countries. In general, Orkla has chosen a fairly low wage level, since a large proportion of its operations are industrial activities and a relatively large percentage of older employees are covered by the defined benefit plans.

The mortality estimate is based on up-to-date mortality tables for the various countries (K2005 in Norway).

Pension plan assets

Pension plan assets are mainly invested in bonds, real estate and shares. The estimated return will vary depending on the composition of the various classes of assets. The actual return and breakdown of pension plan assets for 2009 may be seen in the notes below. Contributions of pension plan assets in 2010 are expected to total of NOK 78 million.

	Norway		Sweden	
	2009	2008	**2009**	2008
Discount rate	**4.20%**	3.80%	**3.80%**	3.50%
Future salary adjustment	**3.75%**	3.75%	**3%**	3%
G-multiplier[1]	**3.75%**	3.75%	**3%**	3%
Adjustment of benefits	**1.50%**	1.50%	**2%**	2%
Expected return on pension plan assets	**5.9%**	5.5%	**-**	-
Actual return on pension plan assets	**4.3%**	1.9%	**-**	-
Turnover	**0-5%**	0-5%	**3-4%**	4-6%
Expected average remaining vesting period	**15**	15	**18**	18

[1] 1G is as of 31 December 2009 NOK 72,881.

Breakdown of net pension costs

Amounts in NOK million	2009	2008	2007
Contribution plans	**(398)**	(398)	(378)
Current service cost (incl. national insurance contributions)	**(88)**	(116)	(105)
Interest on pension obligations	**(253)**	(248)	(244)
Expected return on pension plan assets	**204**	221	227
Actuarial gains and losses/past service cost	**(37)**	(14)	(31)
Curtailments and settlements	**0**	32	11
Net pension costs	**(572)**	(523)	(520)

Breakdown of net pension liabilities as of 31 December

Amounts in NOK million	2009	2008
Present value of funded pension obligations	**(3,197)**	(3,688)
Pension plan assets (fair value)	**3,183**	3,880
Net funded pension assets	**(14)**	192
Present value of unfunded pension obligations	**(2,055)**	(2,250)
Unrecognised actuarial gains and losses	**693**	542
Unrecognised past service cost	**(20)**	-
Capitalised net pension liabilities	**(1,396)**	(1,516)
Capitalised pension liabilities	**(1,502)**	(1,654)
Capitalised plan assets	**106**	138

Changes in the present value of pension obligations during the year

Amounts in NOK million	2009	2008
Pension obligations 1 January	**(5,938)**	(5,738)
Current service cost (incl. national insurance contributions)	**(88)**	(116)
Interest on pension obligations	**(253)**	(248)
Unrecognised actuarial gains and losses	**(145)**	148
Unrecognised past service cost	**(104)**	12
Liabilities assumed in business combinations	**2**	-
Curtailments and settlements	**421**	50
Benefits paid during the year	**368**	390
Currency translations	**485**	(602)
Changes related to discontinued operations	**-**	166
Pension obligations 31 December	**(5,252)**	(5,938)

Changes in pension plan assets during the year

Amounts in NOK million	2009	2008
Pension plan assets (fair value) 1 January	**3,880**	3,966
Expected return on pension plan assets	**204**	221
Unrecognised actuarial gains and losses	**71**	(536)
Assets acquired in business combinations	**(5)**	-
Curtailments and settlements	**(421)**	-
Contributions and benefits paid during the year	**(178)**	(49)
Assets transferred to contribution plans	**(36)**	(66)
Currency translation effects	**(332)**	460
Changes related to discontinued operations	**-**	(116)
Pension plan assets (fair value) 31 December	**3,183**	3,880

Breakdown of pension plan assets (fair value) as of 31 December

	2009	2008
Cash and cash equivalents and money market investments	**14%**	18%
Bonds	**58%**	57%
Loans	**1%**	3%
Shares	**10%**	5%
Property	**17%**	17%
Total pension plan assets	**100%**	100%

Summary of net pension liabilities and adjustments in past five years

Amounts in NOK million	2009	2008	2007	2006	2005
Pension obligations	**(5,252)**	(5,938)	(5,738)	(6,212)	(6,705)
Pension plan assets	**3,183**	3,880	3,966	4,304	4,372
Net pension liabilities	**(2,069)**	(2,058)	(1,772)	(1,908)	(2,333)
Changes in unrecognised actuarial gains and losses in pension obligations	**(249)**	160	80	34	(410)
Changes in unrecognised actuarial gains and losses in pension plan assets	**71**	(536)	(12)	58	69

8 OTHER OPERATING EXPENSES

The Orkla Group has chosen to present its income statement based on the nature of the item of income or expense. Operating expenses have been broken down into the following main items: «Cost of materials», «Payroll expenses», «Depreciation/Amortisation» and «Other operating expenses». Thus «Other operating expenses» comprises all operating expenses that are not related to cost of materials, employee payrolls and capital costs in the form of depreciation. The most important items have been grouped into the main items below.

Amounts in NOK million	2009	2008	2007
External freight costs	**(1,876)**	(2,302)	(2,363)
Energy costs (production and heating)	**(1,789)**	(1,944)	(1,705)
Advertising	**(1,155)**	(1,201)	(1,238)
Repair and maintenance costs	**(1,209)**	(1,437)	(1,565)
Consultants, legal advisors, temporary staff, etc.	**(911)**	(1,147)	na
Operating expenses vehicles	**(634)**	(637)	(491)
Operating expenses, office equipment etc.	**(465)**	(313)	na
Rental/leasing	**(414)**	(384)	(399)
Other operating expenses	**(5,331)**	(6,145)	(5,156)
Total other operating expenses	**(13,784)**	(15,510)	(12,917)

9 RESTRUCTURING AND SIGNIFICANT IMPAIRMENTS

In a Group as large as Orkla, projects of varying scope will be carried out continuously with a view to rationalising day-to-day operations. This type of continuous improvement may also include structural changes, but as a rule will not qualify for recognition as restructuring and significant impairment charges, regardless of the financial scope of the project. Thus projects that qualify for such recognition are primarily projects that either culminate in the closure or winding-up of a business, production, etc. or that totally change the extent of or the way in which the business is run. Restructuring measures implemented in connection with a recently acquired business will normally also qualify. Other items will be considered separately.

Amounts in NOK million		2009
Provision for restructuring Sapa, regarding acquisition of Indalex		**(94)**
Provision for restructuring Sapa Benelux		**(91)**
Final settlement Brands regarding Kotlin and Elbro in Poland		**(10)**
Total		**(195)**
Of this:	Impairment property, plant and equipment	**(18)**
	Impairment intangible assets	**-**

Amounts in NOK million		2008
Orkla Brands International: Write-down goodwill in SladCo Russia (see Note 14)		(547)
Borregaard: Closure of business in Switzerland		(527)
Borregaard: Closure of LignoTech Finland		(34)
Restructuring of Sapa Profiles		(188)
Residual settlement of former provisions in Orkla Brands		14
Total		(1,282)
Of this:	Impairment property, plant and equipment	(280)
	Impairment intangible assets (goodwill)	(547)

Amounts in NOK million		2007
Orkla Brands Nordic: Winding-up snack business in Russia (RSC) and food business in Sweden (Topp)		(106)
Orkla Foods International: Impairment of goodwill in Romania and restructuring in Poland		(324)
Sapa Profiles: Provision for restructuring in UK and Spain		(309)
Borregaard: Further provision related to restructuring Denofa and Borregaard Synthesis from 2004		(75)
Total		(814)
Of this:	Impairment property, plant and equipment	(23)
	Impairment intangible assets	(290)

For further information about the provisions, see Note 17.

10 FINANCE INCOME AND FINANCE COSTS

Finance income and finance costs mainly consist of interest income and interest expense relating to the Group's total financing. The net unhedged exchange rate effects of the Group's receivables and liabilities in foreign currencies will also be reported as net foreign currency gains/losses. Gains or losses on foreign currency transactions may result from the fact that hedges are not 100% effective. Any gains or losses on securities not reported under the Share Portfolio will be included in «Finance income and finance costs». Borrowing costs for internally generated tangible assets are capitalised together with the asset.

Amounts in NOK million	2009	2008	2007
Interest income	**159**	215	256
Net foreign exchange gain	**15**	-	30
Change in fair value put-option REC[1]	**-**	67	422
Other finance income	**22**	36	853
Total finance income (A)	**196**	318	1,561
Interest costs	**(1,080)**	(1,432)	(1,045)
Capitalised interest costs	**38**	240	70
Net foreign exchange loss	**-**	(49)	-
Other finance costs	**(106)**	(69)	(162)
Total finance costs (B)	**(1,148)**	(1,310)	(1,137)
Reconciliation against cash flow:			
Change in accrued interest etc.	**(188)**	(44)	132
Gains presented as sold companies	**-**	-	(483)
Fair value change	**-**	(67)	(422)
Interest discontinued operations	**-**	-	16
Foreign exchange gain/loss Share Portfolio	**781**	(1,201)	653
Total (C)	**593**	(1,312)	(104)
Paid financial items in cash flow (A+B+C)	**(359)**	(2,304)	320

[1] Cancelled in 2008.

The largest items in «Other finance income» in 2007 are the gain on the sale of shares in Mecom Group PLC (NOK 311 million), the gain from the financial interest in Good Energies' sale of shares in REC (NOK 270 million), and the gain on the sale of shares in the real estate project at Fornebu (NOK 261 million).

11 TAXES

Taxes refer to the authorities' taxation of profits of the different companies of the group. Matters like value added tax, social security contribution etc. are not included in «taxes». Taxes are computed on the basis of accounting profit and broken down into current taxes and change in deferred tax liability. Deferred tax liability is the result of differences between financial accruals and tax accruals.

Amounts in NOK million	2009	2008	2007
Proft before taxes	**1,071**	(2,015)	9,766
Current tax expense[1]	**(667)**	(1,082)	(1,542)
Deferred tax expense	**1,163**	187	10
Total tax expense	**496**	(895)	(1,532)
Taxes as % of «Profit before taxes» from continuing operations	**(46.3)**	(44.4)	15.7

[1] Current tax expense includes adjustments in current taxes related to previous years, amounting to NOK 189 million in 2009, NOK -751 million in 2008 and 0 in 2007.

Deferred tax expense includes the recognition of tax income amounting to NOK 1.1 billion related to the power plant transaction.

Reconciliation of the Group's total taxes

In the following table, reported taxes are reconciled with the tax charge based on the Norwegian tax rate of 28%. The main tax components are specified.

Amounts in NOK million	2009	2008	2007
28% of profit before taxes (tax rate in Norway)	**(300)**	564	(2,734)
Effect of foreign operations with other tax rates	**24**	52	(186)
Effect of tax-exempted part of gain on sale of power plant	**1,477**	-	-
Effect of 3% income recognition on the gain on the power plant transaction	**(33)**	-	-
Effect of reversal of deferred hydro power tax on added value related to the power plant transaction	**485**	-	-
Effect of associates	**(1,097)**	613	237
Effect of write-down of shares	**(271)**	(1,665)	(258)
Effect of tax-free dividends	**57**	121	301
Effect of tax-free capital gains and non deductible capital losses	**220**	211	1,260
Effect of amortisation/impairment of Group goodwill	**-**	(158)	(81)
Effect of tax claim REC convertible bonds[1]	**189**	(500)	-
Effect of unrecognised deferred tax assets	**(211)**	(172)	-
Effect of recognised tax assets this year, previously unrecognised	**45**	-	-
Effect of tax disputes, including REC derivative Good Energies	**(124)**	-	-
Effect of tax-exempted conversion of internal loan into equity	**70**	-	-
Effect of withholding tax, not refundable	**(18)**	(29)	(28)
Effect of hydro power tax regime	**(35)**	(35)	(58)
Effect of other permanent differences	**18**	76	85
Effect of changes in tax laws	**-**	27	(70)
The Group's total tax	**496**	(895)	(1,532)

[1] See separate description on next page in this Note.

Taxes related to discontinued operations are presented in Note 32.

The ordinary tax rate for companies domiciled in Norway is 28%. The Orkla Group operates in certain industries that are subject to different tax regimes in Norway, i.e. the hydro power tax and shipping tax regimes. Following the sale of Elkem's hydro power plants in Salten and Bremanger and Statkraft's takeover of Storlivatn hydro power plant in Sauda, hydro power taxation is considered relevant only for the power plants of Borregaard in Sarpsborg and Trælandsfos. The tax rate in other countries in which the Group has a substantial tax base is as follows: Sweden 26.3%, Denmark 25%, Spain 30%, China 15% and 25%, Iceland 15 %, Brazil 34%, US 39% (including average state tax), Italy 31%, Finland 26 % and Russia 20%.

Deferred tax

Deferred tax liability consists of the Group's tax liabilities that are payable in the future. The table below lists the timing differences between tax accounting and financial accounting.

The table shows the composition of the Group's deferred tax base, and indicates when deferred taxes are payable. Net tax-increasing timing differences mean that taxes relating to tax-increasing and tax-reducing timing differences that are payable within the same accounting period are presented together.

Amounts in NOK million	2009	2008
Tax increasing/(reducing) timing differences		
Hedges taken to comprehensive income	**172**	(853)
Biological assets	**200**	200
Intangible assets	**2,777**	4,903
Property, plant and equipment	**4,133**	3,761
Net pension liabilities	**(522)**	(506)
Gain and loss tax deferral	**1,487**	1,554
Other non-current items	**149**	496
Total non-current items	**8,396**	9,555
Unrealised gains (losses) on shares outside TEM[1] (taken to comprehensive income)	**953**	114
Accumulated write downs of shares outside TEM[1] (taken to P/L)	**(920)**	(1,210)
Current receivables	**(156)**	(220)
Inventories	**177**	343
Provisions	**(357)**	(269)
Other current items	**850**	(321)
Total current items	**547**	(1,563)
Losses carried forward	**(5,802)**	(5,339)
Basis for tax credit carried forward	**43**	-
Basis for computation of deferred tax	**3,184**	2,653
Calculated deferred tax	**790**	695
Deferred tax hydro power tax regime[2]	**(21)**	424
Deferred tax assets, not capitalised	**715**	769
Net deferred tax	**1,484**	1,888
Change in deferred tax	**404**	1,472
Deduction of change in deferred tax discontinued operations	**-**	(17)
Change in deferred tax continuing operations	**404**	1,489
Deferred tax taken to comprehensive income	**917**	(1,420)
Acquisition/sale of companies, translation effects etc.	**(158)**	118
Change in deferred tax income statement	**1,163**	187

[1] TEM = Tax Exemption Method
[2] Deferred tax liabilities and deferred tax assets related to hydro power taxes have been recognised gross for each power plant.

Net deferred tax presented in balance sheet

Amounts in NOK million	2009	2008
Deferred tax	**1,998**	2,872
Deferred tax assets	**514**	984
Net deferred tax	**1,484**	1,888

Losses carried forward by expiry date

Amounts in NOK million	2009	2008
2009	**0**	28
2010	**201**	45
2011	**137**	197
2012	**141**	83
2013	**442**	215
2014	**197**	369
2015	**503**	98
2016 or later	**1,036**	604
Without expiry date	**3,145**	3,700
Total tax losses carried forward	**5,802**	5,339

Tax reducing timing differences with corresponding deferred tax assets

Amounts in NOK million	Tax reducing timing differences	Capitalised deferred tax assets	Not capitalised deferred tax assets	Total deferred tax
Losses carried forward by country				
Norway	2,098	555	33	588
Switzerland	1,121	0	280	280
USA	659	202	48	250
Spain	365	0	108	108
Sweden	254	66	0	66
Netherlands	242	54	8	62
Italy	237	0	72	72
Brazil	162	14	36	50
Austria	133	25	8	33
Germany	120	43	0	43
Belgium	158	54	0	54
Iceland	54	10	0	10
Eastern Europe	42	3	6	9
Baltic	40	5	0	5
Portugal	31	7	0	7
France	31	0	10	10
Romania	24	2	4	6
Others	31	12	3	15
Total	5,802	1,052	616	1,668
Other tax reducing timing differences	1,394	320	99	419
Total tax reducing timing differences	**7,196**	**1,372**	**715**	**2,087**
Netted deferred tax	(2,961)	(858)	0	(858)
Net tax reducing timing differences	**4,235**	**514**	**715**	**1,229**

Deferred tax assets are only capitalised to the extent that it is probable that there will be sufficient future taxable profit for the tax asset to be used, either because the unit recently reported a profit or because assets with excess value have been identified. To the extent that there is not likely to be future profits sufficient to absorb the tax-reducing timing differences, a deferred tax asset has not been recognised. Sapa in Spain, Italy and the USA and Borregaard in Brazil and Switzerland have substantial timing differences that have not been recognised.

Convertible bonds REC

In the tax dispute regarding the taxation of convertible bonds, the parties agreed in September that the value of the REC share at the time of conversion in March 2006, should be reduced from NOK 81.50 per share to NOK 65 per share. In a new administrative decision for 2006 the Central Tax Office for Large Enterprises (CTO) reduced Orkla's tax on the capital gain with NOK 189 million from initially NOK 751 million. Thus, Orkla has been refunded NOK 189 million of the pre-paid tax increase of NOK 751 million. Despite the fact that the valuation issue now has been resolved and the disputed amount has been reduced to NOK 562 million, Orkla still disagrees that taxation is warranted and will continue to pursue the case in court. In January 2010 Orkla therefore appealed against the judgment of Oslo City Court from December 2009 in favor of the Government represented by the CTO.

12 EARNINGS PER SHARE

Earnings per share is one of several indicators that can be used in financial analyses to assess a company's performance. This key figure shows how much the profit or loss for the period amounts to per share and is calculated by dividing the profit or loss for the period by the average number of shares outstanding.

As a result of the Orkla Group's option programme (see Note 6), outstanding shares may be diluted when options are exercised. In order to take into account this future increase in the number of shares outstanding, diluted earnings per share are calculated in addition to basic earnings per share. In this calculation, the average number of shares outstanding are adjusted to take into account the estimated diluting effect of the option programme.

Amounts in NOK million	2009	2008	2007
Profit for the year after minority interests for continuing operations	**1,598**	(2,773)	8,188
Gains/profit discontinued operations	**993**	(55)	211
Profit for the year after minority interests	**2,591**	(2,828)	8,399
Weighted average of number of shares outstanding	**1,017,109,979**	1,016,314,644	1,027,806,659
Estimated dilution effect option programme	**398,956**	1,515,057	3,485,305
Weighted average of number of shares outstanding diluted	**1,017,508,935**	1,017,829,701	1,031,291,964

To calculate profit or loss per share for discontinued operations, the gain on discontinued operations and weighted average number of shares outstanding from the tables are used.

Amounts in NOK	2009	2008	2007
Earnings per share	**2.5**	(2.8)	8.2
Earnings per share diluted	**2.5**	(2.8)	8.1
Earnings per share diluted for discontinued operations	**1.0**	0	0.2
Earnings per share diluted adjusted for discontinued operations	**1.5**	(2.8)	7.9

13 IMPAIRMENT ASSESSMENTS

The value of long-term capitalised assets will largely be based on assessment and estimates. It is important that the users of the financial statements are familiar with the assumptions that apply to the valuation of these assets and the way the Group assesses future earnings.

The Orkla Group has substantial assets in the form of both tangible (property, plant and equipment) and intangible assets. An explanation of the details of and changes in these assets is presented separately in Notes 14 and 15. The Group also has other assets that mainly consist of investments in associates. These are disclosed in Note 3 and are not covered in the description below.

Considerable estimate uncertainty attaches to these assets (see also page 77). Both valuation and estimated useful lifetime are based on future information that is always subject to a great degree of uncertainty.

The uncertainty is perhaps greatest where intangible assets are concerned. These assets have no direct «cost price», and their value is primarily derived from the Group's own valuations and has generally been capitalised in connection with the Group's acquisition of a new business. Goodwill is to be regarded as a residual value in the same acquisition. Consequently, the total of all excess value, including goodwill, related to the acquisitions is basically to be regarded as the market value (fair value) of all the acquisitions, and the breakdown by various types of asset is based on this total.

Tangible assets (property, plant and equipment) are capitalised at acquisition cost and, if they have a limited useful life, they will be systematically depreciated over that period. Account is taken of residual value. Useful life and residual value are based on estimates of future growth.

The Orkla Group routinely monitors assets and if there are indications that the estimates on which we have based our valuation of an asset are no longer recoverable, a value impairment test will immediately be carried out to determine whether the asset can still justify its carrying value. If new estimates conclude that the value is no longer recoverable, the asset is written down to the recoverable amount, i.e. the greater of the net sales value and the value in use (discounted cash flow).

Assets with an indefinite useful life

Goodwill and intangible assets with an indefinite useful life are not amortised on a regular basis. These assets are therefore tested at least annually for impairment. If there are special indications of a reduction in value, impairment testing is carried out more frequently. Cash flows relating to the assets are identified (see below) and discounted. Future cash flow is based on specified assumptions (see the table below) and the plans adopted by the entity. If the discounted value of future cash flows is lower than the capitalised value of the unit's capital employed, the assets are written down to the recoverable amount. If the discounted value is higher than the capital employed, this means that the value of the intangible asset or goodwill is recoverable. In cases where the discounted value exceeds the capital employed by less than 20%, a further sensitivity analysis is carried out to check the calculation. When relevant, assumptions and estimates are reviewed and the robustness of the investment is measured in relation thereto.

The greatest risk of material changes in value is related to the Group's major goodwill items. The Group has goodwill and trademarks related to a number of acquisitions, the largest goodwill items and trademarks being related to the following cash flow-generating units (CGUs) (capitalised value):

	Goodwill		Trademarks	
Amounts in NOK million	**2009**	2008	**2009**	2008
Chips	**1,959**	2,187	**1,098**	1,244
Axellus	**850**	967	**300**	349
Procordia Food	**652**	835		
Panda	**94**	112	**363**	431
Sapa Profiles	**2,614**	1,496		
Sapa Heat Transfer & Building System	**1,245**	1,355		
Elkem Silicon-related/Solar	**1,396**	1,393		
Other	**2,289**	2,429	**226**	262
Total	**11,099**	10,774	**1,987**	2,286

The change in value is primarily due to currency fluctuations, and to the buy-out of minority interests in Sapa Profiles (NOK 1.3 billion).

Cash-generating units

A cash-generating unit (CGU) is the lowest level at which independent cash flows can be measured. The highest level of a CGU is a reportable operating segment. Several of the cash-generating units in the Group correspond to the segments presented in Note 4. This applies in particular within Orkla Aluminium Solutions and Elkem, where the segments are largely identical to the units tested for value impairment. Both Elkem and Sapa were acquired in 2005.

The situation is different in Orkla Brands and Borregaard. A great deal of the activities is in companies that have been part of the Group for a very long time. No capitalised intangible assets are associated with these companies, as in the case of Stabburet, Lilleborg and Borregaard Ltd. The largest cash-generating units that have goodwill or trademarks in Orkla Brands thus derive from acquisitions such as Procordia and Abba from 1995 and more recent acquisitions made in 2005 (the Chips Group and Panda). These are business units in Orkla Foods Nordic and Orkla Brands Nordic, respectively, and are tested for value impairment. On the other hand, acquisitions made in the Axellus Group in 2005 and 2006 (Collett Pharma and Dansk Droge) will over time be difficult to identify as independent units because the new units are being extensively integrated into existing operations. Thus the units in Axellus will be tested for impairment on an aggregate basis. Synergies between the CGU's are taken into account in the assessment. At present, there are no material capitalised excess values in Borregaard.

In Orkla Financial Investments, Orkla Eiendom has acquired real estate companies. Most of the excess values arising from these acquisitions have been allocated to buildings, projects and properties. Only a marginal portion has been allocated as goodwill which must be seen in the light of the fact that deferred tax is recognized at the nominal value.

BUDGET ASSUMPTIONS

Calculations of future cash flows are based on a number of assumptions regarding both economic trends and the estimated useful life of important trademarks. The 2009 year-end reporting process is not as affected by external factors as in 2008. Although many of the markets in which the Group operates are still turbulent, much of the uncertainty that affected the year-end reporting process in 2008 has been reduced. This means that the valuation and impairment testing of assets is a less complicated process than it was just a year ago. However, it is also indicative of how volatile markets can be and how difficult it is to make the right, long-term decisions in markets characterised by significant short-term fluctuations.

The Group has chosen not to change its Weighted Average Cost of Capital (WACC). Calculations show that the WACC is at the same level as before, even if certain assumptions have been changed slightly.

Future cash flows are estimated on the basis of the budget for next year and the following two forecast years. As from year four a terminal value is calculated. Cash flow estimates are sensitive to changes in raw material prices and thereby other purchase prices and the coherent ability to maintain margin assumptions. The sensitivity of the estimates, even when there is a reasonable possibility of a change in assumptions, does not give grounds for significant impairment charges.

Calculations are based on the following assumptions:

Discount rate	The discount rate applied is the Group's cost of capital, which is adjusted for country and currency risk and starts out at 9.7% before tax. The WACC is calculated on the basis of a market-weighted cross-section of required rates of return for the Group's own and borrowed capital based on the capital value model. The country supplement is generally adjusted by assessing the cost of borrowed capital in different countries.
Raw material prices	Raw material prices are estimated on the basis of the market situation (forward or spot prices) at the time of calculation.
Gross profit	Profit margins are based on past performance, adjusted for future expectations.
Level of cost	Cost development at least on a par with main competitors.
Customised solutions	Ability to develop products in cooperation with customers.

Market shares	Maintaining market shares is important for the earnings generated by key trademarks. Estimates are based on the expectation that market shares will not change significantly from the time of calculation.
Innovation	Assumes that pace of innovation trend is maintained.
Solar	In 2010 Elkem Solar will continue the gradual ramp-up of its plant, which is expected to operate at full capacity by the end of the year.
Economic cycles	The model assumes that markets will nomalise.
Terminal value	The terminal value has been adjusted by a growth rate of 3.0%.

No write-downs were taken as a result of impairment tests carried out in 2009. In cases where the discounted value is only marginally higher than the level of capital employed, sensitivity analyses have been carried out to ensure that the various parameters are valid.

Sapa has undergone a challenging period, but the valuation carried out in connection with the swap of the Group's 50% stake in Elkem Aluminium ANS for Alcoa's minority interest in Sapa Profiles was based on anticipated weak results through 2009. Sapa Profiles' performance is in line with the assessments carried out in this process, as has been confirmed by new calculations. Thus the value of Sapa is considered to be solid in respect of changes in underlying assumptions and the value remains unchanged in the financial statements.

14 INTANGIBLE ASSETS

Intangible assets and goodwill are non-physical assets that have largely been capitalised in connection with the acquisition of a company. Intangible assets classified as non-amortisable have an indefinite useful life and it is impossible on the balance sheet date to foresee when the asset will cease to have value. Moreover goodwill is not regularly amortised. Other intangible assets are amortised over their useful life. Amortisation is reported on a separate line in the income statement. Expenses relating to product development are essentially expensed as and when they are incurred. Pursuant to the transitional rules in IFRS 1, goodwill from before 2004 may be reported at capitalised value as of 31 December 2003. The content of goodwill before and after this date may therefore differ. IT consists of customised software and will differ from other intangible assets in terms of the need for reinvestment. The same applies to development costs. Amortisation of these assets is therefore included in «Depreciations property, plant and equipment» in the income statement.

Amortisable intangible assets are amortised on a straight line basis at the following rates: trademarks 10-20%, power rights 5% and IT 16-33%.

Amounts in NOK million	Trademarks not amortisable	Trademarks amortisable	Power rights and other intangible assets	Development	IT	Goodwill	Total
Book value 1 January 2009	2,286	22	2,948	113	174	10,774	**16,317**
Additions	-	11	7	5	25	3	**51**
Reclassification[1]	(15)	15	14	-	240	-	**254**
Companies acquired[2]	2	142	20	-	-	1,419	**1,583**
Disposals[3]	-	-	(2,213)	-	-	-	**(2,213)**
Amortisation	-	(10)	(197)	(10)	(86)	-	**(303)**
Impairment	-	(4)	-	-	(1)	(1)	**(6)**
Currency translations	(286)	(13)	(29)	1	(43)	(1,096)	**(1,466)**
Book value 31 December 2009	1,987	163	550	109	309	11,099	**14,217**
Initial cost 1 January 2009	2,286	43	3,789	116	570	13,350	**20,154**
Accumulated amortisations and impairment	-	(21)	(841)	(3)	(396)	(2,576)	**(3,837)**
Book value 1 January 2009	2,286	22	2,948	113	174	10,774	**16,317**
Initial cost 31 December 2009	1,987	198	1,588	122	792	13,676	**18,363**
Accumulated amortisations and impairment	-	(35)	(1,038)	(13)	(483)	(2,577)	**(4,146)**
Book value 31 December 2009	1,987	163	550	109	309	11,099	**14,217**
Book value 1 January 2008	1,937	42	3,490	124	255	10,282	**16,130**
Additions	2	1	-	-	40	3	**46**
Reclassification	39	(12)	(29)	(14)	14	2	**0**
Companies acquired	-	-	1	-	-	100	**101**
Disposals	-	-	(329)	-	(2)	(49)	**(380)**
Amortisation	-	(4)	(208)	(1)	(65)	-	**(278)**
Impairment	-	-	-	-	-	(563)	**(563)**
Currency translations	308	(5)	23	4	(68)	999	**1,261**
Book value 31 December 2008	2,286	22	2,948	113	174	10,774	**16,317**

[1] Net reclassifications relate to transferred assets under construction, specified in Note 15.
[2] See Note 1 for information about business combinations.
[3] Disposals primarily reflects sales of power plants.

In addition Group companies expensed NOK 446 million in 2009 in research and development costs (2008: NOK 466 million). Capitalised development essentially refers to Elkem Solar.

In addition to the items presented in the table on the previous page, the Group owns several trademarks that have not been capitalised. These are proprietary trademarks which, under accounting rules, may not be capitalised. These trademarks are presented in the table «A» below. When the transition was made to IFRS in 2005, goodwill that had already been capitalised could be maintained and part of the goodwill indirectly represents trademarks. These trademarks are presented as «B» in the table below. Capitalised trademarks represent trademarks that are either directly acquired, or indirectly acquired through purchase price allocations in the acquisition analysis. They are presented as «C» in the table below. Classification in the note is based on management judgement.

MARKET POSITIONS ON THE NORDIC GROCERY MARKET FOR ORKLA BRANDS

	Norway			Sweden			Denmark			FINLAND		
PRODUCTS	**Major brands**	**P**	**R**	**Major brands**	**P**	**R**	**Major brands**	**P**	**R**	**Major brands**	**P**	**R**
Frozen pizza	Grandiosa, Big One, Originale	●	A	Grandiosa	●	B	Grandiosa	◔	B	Grandiosa	◑	B
Ketchup	Idun	●	A	Felix	●	B	Beauvais	◑	B	Felix	●	B
Jam and marmalade	Noras hjemmelagede, Noras rørte	●	A	Felix, Ônos, BOB	●	B	Den Gamle Fabrik	●	B	Ekströms	◔	B
Preserved vegetables	Nora	●	A	Ônos, Felix	●	B	Beauvais	●	B	Felix	●	B
Dressings	Idun	●	A	Felix	●	B	Beauvais	◔	B	Felix	◑	B
Herring	-	○		Abba	●	B	Glyngøre	◑	B	Vesta, Ahti	◑	B
Cod roe spread	Stabbur-Kaviar	◔	A	Kalles Kaviar	●	B	-	○		Kallen	●	B
Bread products	Naturlig sunt, Bakerns ferske	●	B	-	○		-	○		-	○	
Cordials/soft drinks (non-carbonated)	Fun Light, Nora	◑	A	Fun Light, Ekströms, BOB	●	B	Fresh light, Den Gamle Fabrik	◔	B	Fun Light, Ekströms	◑	B
Juice	Nora	◔	A	-	○		-	○		-	○	
Fresh pasta	-	○		Pastella	◑	C	Pastella	●	C	Pastella	●	C
Detergents	JiF, Omo	●	A	-	○		-	○		-	○	
Personal care products	Define, Vaseline Int. Care	●	A	-	○		-	○		-	○	-
Dietary supplements	Möllers, Nutrilett	●	A, C	Nutrilett	◔	C	Futura, Livol, Gerimax	●	C	Möllers	◑	A
Snacks	KiMs, Polly	◑	C	Cheez Doodles, OLW	●	C	KiMs	●	C	Taffel	●	C
Textiles	Pierre Robert, LaMote	●	C, A	Pierre Robert, LaMote	◑	C, A	-	○		-	◔	
Biscuits	Bixit, Café Bakeriet	●	A	Ballerina, Brago	●	B	-	◔		Ballerina	◔	B
Confectionery	Smash, Nidar Favoritter	◑	A	-	○		-	○		Panda	◔	C
Yeast	Idun Gjær	●	A	Kronjäst	●	B	-	○		-	○	
Marzipan	Odense	●	C	Odense	◑	C	Odense	●	C	-	○	
Margarine	-	○		-	○		AMA Margarine, Dragsbæk Oliemargarine	◔	B	-	○	

P=Position in retail: ● STRONG no. 1 position, clearly stronger than no. 2 ◑ GOOD no. 1 position or no. 2 equivalent in size to no. 1
◔ PRESENT no. 2 or weaker, clearly weaker than no. 1 ○ NOT PRESENT in the market

R=Accounting treatment: A - Not capitalised, B - Capitalised through goodwill, C - Capitalised

In addition Orkla Brands has trademark positions in India (MTR), Russia (SladCo and Krupskaya) and Austria (Felix).

15 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are various types of assets that are necessary for the Group's operating activities. Unless there are significant changes in operating parameters, these assets will largely necessitate corresponding reinvestment over time. They comprise such items as land, buildings, plants, machinery, fixtures and fittings, IT equipment and vehicles. Assets that have an indefinite useful life (such as property) are not depreciated, while other assets are depreciated over their remaining useful life, taking into account their residual value. If there are indications of a decline in the value of a specific asset, the recoverable value is calculated and if it is lower than the asset's sales value or value in use, the asset is written down. Annual ordinary depreciation is an indication of the extent of the need for corresponding reinvestment.

Property, plant and equipment are depreciated on a straight line basis at the following rates: buildings 2-4%, machinery, fixtures and fittings 5-15%, vehicles 15-25% and EDP equipment 16-33%. The period of depreciation is reviewed each year and if there are changes in useful life, depreciation is adjusted. The residual value is also calculated and if it is higher than the carrying value, depreciation is stopped. This applies in particular to buildings. The table below covers both directly acquired assets and assets acquired through the allocation of excess value in connection with the purchase of a business.

Amounts in NOK million	Land, buildings and other property	Machinery and plants	Assets under construction	Fixtures and fittings, vehicles, EDP etc.	Total
Book value 1 January 2009	11,078	11,120	3,514	656	**26,368**
Additions	190	661	2,062	136	**3,049**
Disposals	(220)	0	(210)	(33)	**(463)**
Companies acquired	680	175	4	2	**861**
Sold companies/discontinued operations	(395)	(174)	(8)	(2)	**(579)**
Transferred assets under construction	380	1,865	(3,062)	219	**(598)**
Impairment	(29)	(21)	(39)	(1)	**(90)**
Depreciations	(454)	(1,658)	-	(197)	**(2,309)**
Currency translation	(442)	(795)	(252)	(56)	**(1,545)**
Book value 31 December 2009	10,788	11,173	2,009	724	**24,694**
Initial cost 1 January 2009	16,989	32,847	3,454	2,744	**56,034**
Accumulated depreciations and impairment	(5,911)	(21,727)	60	(2,088)	**(29,666)**
Book value 1 January 2009	11,078	11,120	3,514	656	**26,368**
Initial cost 31 December 2009	15,840	31,391	2,455	3,072	**52,758**
Accumulated depreciations and impairment	(5,052)	(20,218)	(446)	(2,348)	**(28,064)**
Book value 31 December 2009	10,788	11,173	2,009	724	**24,694**
Book value 1 January 2008	7,593	9,013	4,272	603	**21,481**
Additions	624	878	5,553	191	**7,246**
Disposals	(203)	(80)	2	(4)	**(285)**
Companies acquired	325	33	23	2	**383**
Sale of companies/discontinued operations	(588)	(1,317)	(106)	(43)	**(2,054)**
Transferred assets under construction	3,155	3,233	(6,429)	41	**0**
Impairment	(87)	(211)	(8)	(1)	**(307)**
Depreciations	(348)	(1,370)	-	(192)	**(1,910)**
Currency translation	607	941	207	59	**1,814**
Book value 31 December 2008	11,078	11,120	3,514	656	**26,368**

[1] Net transferred assets under construction consist of NOK 254 million transferred to intangible assets and NOK 344 million in property, reclassified as inventory.

Investment in solar energy. In 2010 Elkem Solar will continue the gradual ramp-up of its plant, which is expected to operate at full capacity by the end of the year. The factory operates on the basis of continuous flow processing, and volume is being increased in a controlled manner to ensure a stable process during the ramp-up.

The Group's increase in depreciations from 2008 to 2009 is attributed to the ramp-up of Elkem Solar's plant.

Saudefaldene. The plant is leased from Statkraft. The expansion is treated as an additional leasing cost and it will be depreciated over the leasing period down to residual value (see Note 27).

Forest. The Group owns biological assets in the form of forests (wood only), the book value of which was NOK 200 million as of 31 December 2009 (NOK 200 million in 2008). The forests are valued at fair value using a cash flow-based method. For reasons of materiality, the forests are included in the asset category «land, buildings and other property», and thus have not been presented on a separate line of the balance sheet as they would have been if the biological assets were of material significance. Property, plant and equipment related to forest are capitalised at NOK 136 million (NOK 128 million).

See Note 30 for disclosures of security and mortgages related to the Group's property, plant and equipment.

16 INVENTORIES

The Group's inventories are specified in terms of type of goods, and the breakdown by business area is shown in the segment reporting. Inventories comprise the Group's stocks of raw materials, work in progress, internally manufactured finished goods and merchandise, valued at cost price or manufacturing cost. Any profit from internal sales has been eliminated. Inventories presented here should, as for cost of material, be goods that are, or will be, part of the finished product, including all packaging. Any redundant stock has been written down to net realisable value (estimated future selling price).

Amounts in NOK million	2009	2008
Raw materials	**2,532**	3,471
Work in progress	**1,497**	1,879
Finished goods and merchandise	**3,502**	4,214
Total	**7,531**	9,564

Inventories are valued at the lower of acquisition cost and net realisable value after deducting selling costs. This has resulted in a total write-down of inventories as of 31 December 2009 of NOK 116 million (2008: NOK 479 million). Inventories valued at net realisable value total NOK 870 million (2008: NOK 4,133 million).

In addition to the normal write-downs to assumed net sales value, the situation at year-end 2008 was characterised by uncertainty as regards trends in both demand and prices. Aluminium inventories in Sapa Profiles were written down by NOK 372 million and classified on a separate line in the income statement because the write-down is material and unusual. It must also be viewed in conjunction with the capacity reduction and restructuring that were being carried out in Sapa as a result of the financial crisis at the end of 2008. No corresponding write-down has been taken in 2009.

«Work in progress» includes development property from 2009, in the amount of NOK 492 million.

17 PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions have been made for pension and other liabilities. Pension liabilities are disclosed in Note 7. A distinction may be made between provisions and other liabilities such as accounts payable because there is uncertainty regarding the settlement date or the amount of the future expenses. An enterprise has a liability when it is obliged to transfer financial resources to another party at a future date. This obligation may be self-imposed if the enterprise through its decisions and actions has created expectations of its assuming a financial liability in the future, e.g. in the form of the restructuring of parts of its operations. In such case, agreed severance pay for employees would be a natural part of the restructuring provision. The liability will be reduced over time as the disbursements are made. A contingent liability is a possible obligation that will be confirmed by the future occurrence or non-occurrence of one or more uncertain events. A contingent liability will only be recognised in the balance sheet if it is likely to arise and if the amount of the obligation can be measured reliably.

Amounts in NOK million	2009	2008
Pension liabilities[1]	**1,502**	1,654
Derivatives	**115**	0
Other non-current liabilities	**40**	0
Other provisions	**684**	707
Total	**2,341**	2,361

[1] Pension liabilities are classified as non interest-bearing liabilities because the interest elements are presented with other pension expenses under «Payroll expenses».

Borregaard's operation in Switzerland has been closed down and a remaining provision of NOK 64 million is held to cover costs incurred. Borregaard also has provisions established in 2004 which primarily consist of the remaining liabilities relating to the closure of its business in Italy and matters relating to its former operations in Brazil. It will still be some time before these liabilities are settled. As of 31 December 2009, the long-term part of the provisions in Borregaard totalled around NOK 149 million. The provisions in Elkem are largely environmental provisions and provisions relating to power plant matters (NOK 117 million), liabilities relating to the operations in Brazil (NOK 82 million). Provisions at Orkla Brands are related to special remuneration arrangements for employees in different countries, which are not to be regarded as pensions. Provisions in Sapa are related to environmental provisions (NOK 109 million), and employee arrangements not covered by the pension concept.

Orkla has a captive insurance company (third party writer) and self-insures for losses up to NOK 50 million. In principle, therefore, all losses of less than NOK 50 million incurred by the Group will be covered through regular business operations. The third party writer has made provisions for various losses that have occurred and those that also qualify for classification as liabilities according to the accounting principles have been maintained in the Group. The third party writer has a total provision of NOK 70 million (NOK 85 million in 2008) that is included in Group provisions.

The provisions cover well-known matters and there are no indications of any change in estimated expenses. Future liabilities have been discounted.

Provisions per business area:

Amounts in NOK million	Orkla Brands	Elkem	Borregaard	Sapa	Other provisions	Total
Provisions 1 January 2008	101	213	156	33	91	**594**
New provisions/acquired	26	94	305	10	43	**478**
Utilised	(21)	0	(86)	0	(35)	**(142)**
Provisions 31 December 2008	106	307	375	43	99	**930**
Of this current provisions	(9)	(34)	(180)	0	0	**(223)**
Non-current provisions 31 December 2008	97	273	195	43	99	**707**
New provisions/acquired	21	82	0	113	20	**236**
Utilised	(51)	(110)	(16)	(2)	(29)	**(208)**
Provisions 31 December 2009	67	245	179	154	90	**735**
Of this current provisions	(16)	(5)	(30)	0	0	**(51)**
Non-current provisions 31 December 2009	51	240	149	154	90	**684**

18 OVERVIEW OF FINANCIAL INSTRUMENTS

This note gives an overview of book and fair value of the Group's financial instruments and the accounting treatment of these instruments. The note is basis for all further information regarding the Group's financial risk and refers to the subsequent notes on this subject. The table also shows on what level in the measurement hierarchy the different disclosing methods for the Group's financial instruments measured at fair value are considered to be in regard to how objective the measuring method is.

2009

Amounts in NOK million	Note	Measure-ment level	Financial assets available for sale	Financial instruments at fair value through profit and loss	Financial instru-ments at fair value through comprehensive income	Financial liabilities measured at amortised cost	Deposits and receivables	Total	Of this interest-bearing	Fair value[1]
Non-current assets										
Share investments	20	3	185	-	-	-	-	**185**	**0**	-
Non-current financial receivables	20	-	-	-	-	-	341	**341**	**75**	341
Non-current derivatives	20, 26	2	-	377	237	-	-	**614**	**377**	-
Total								**1,140**	**452**	
Current assets										
Share Portfolio - listed shares	19	1	8,844	-	-	-	-	**8,844**	**0**	-
Share Portfolio - unlisted shares	19	3	1,583	610	-	-	-	**2,193**	**0**	-
Other share investments	19	3	50	-	-	-	-	**50**	**0**	-
Accounts receivables	21	-	-	-	-	-	7,959	**7,959**	**0**	7,959
Other current receivables	21	-	-	-	-	-	6,694	**6,694**	**6,092**	6,694
Current derivatives	21, 26	2	-	368	202	-	-	**570**	**243**	-
Cash and cash equivalents	22	-	-	-	-	-	4,153	**4,153**	**4,153**	4,153
Total								**30,463**	**10,488**	
Non-current liabilities										
Non-current financial liabilities	25	-	-	-	-	29,042	-	**29,042**	**29,042**	29,051
Non-current derivatives	17, 26	2	-	-	115	-	-	**115**	**0**	-
Total								**29,157**	**29,042**	
Current liabilities										
Current financial liabilities	25	-	-	-	-	1,327	-	**1,327**	**1,327**	1,327
Accounts payable	23	-	-	-	-	4,796	-	**4,796**	**0**	4,796
Other current liabilities	23, 25	-	-	-	-	470	-	**470**	**399**	470
Current derivatives	26	2	-	282	154	-	-	**436**	**20**	-
Total								**7,029**	**1,746**	
Total financial instruments			10,662	1,073	170	(35,635)	19,147	**(4,583)**	**(19,848)**	
Total measurement level 1 (Quoted, unadjusted prices in active markets for identical assets and liabilities)								**8,844**		
Total measurement level 2 (Other techniques for which all inputs which have significant effect on the recorded fair value are observable, directly or indirectly)								**633**		
Total measurement level 3 (Techniques which use inputs which have significant effect on the recorded fair value that are not based on observable market data)								**2,428**		

[1] Fair value of «Financial liabilities measured at amortised cost» and «deposits and receivables».

2008

Amounts in NOK million	Note	Measure-ment level	Financial assets available for sale	Financial instruments at fair value through profit and loss	Financial instru-ments at fair value through comprehensive income	Financial liabilities measured at amortised cost	Deposits and receivables	Total	Of this interest-bearing	Fair value[1]
Non-current assets										
Share investments	20	3	141	-	-	-	-	**141**		
Non-current financial receivables	20	-	-	-	-	-	206	**206**	**99**	260
Non-current derivatives	20, 26	2	-	679	55	-	-	**734**	**679**	-
Total								**1,081**	**778**	
Current assets										
Share Portfolio - listed shares	19	1	8,740	-	-	-	-	**8,740**	**0**	-
Share Portfolio - unlisted shares	19	3	2,044	642	-	-	-	**2,686**	**0**	-
Other share investments	19	3	19	-	-	-	-	**19**	**0**	-
Accounts receivables	21	-	-	-	-	-	9,724	**9,724**	**0**	9,724
Other current receivables	21	-	-	-	-	-	654	**654**	**612**	654
Current derivatives	21, 26	2	-	361	400	-	-	**761**	**0**	-
Cash and cash equivalents	22	-	-	-	-	-	4,438	**4,438**	**4,438**	-
Total								**27,022**	**5,050**	
Non-current liabilities										
Non-current financial liabilities	25	-	-	-	-	29,551	-	**29,551**	**29,551**	29,052
Non-current derivatives	17, 26	2	-	47	-	-	-	**47**	**47**	-
Total								**29,598**	**29,598**	
Current liabilities										
Current financial liabilities	25	-	-	-	-	2,903	-	**2,903**	**2,903**	2,903
Accounts payable	23	-	-	-	-	5,948	-	**5,948**	**0**	5,948
Other current liabilities	23, 25	-	-	-	-	744	-	**744**	**471**	744
Current derivatives	26	2	-	1,607	1,318	-	-	**2,925**	**280**	-
Total								**12,520**	**3,654**	
Total financial instruments			10,944	28	(863)	(39,146)	15,022	**(14,015)**	**(27,424)**	
Total measurement level 1 (Quoted, unadjusted prices in active markets for identical assets and liabilities)								**8,740**		
Total measurement level 2 (Other techniques for which all inputs which have significant effect on the recorded fair value are observable, directly or indirectly)								**(1,477)**		
Total measurement level 3 (Techniques which use inputs which have significant effect on the recorded fair value that are not based on observable market data)								**2,846**		

[1] Fair value of «Financial liabilities measured at amortised cost» and «deposits and receivables».

There have been no transfers between the different levels in the measurement hierarchy in 2008 and 2009. The Group defines the measurement of the Share Portfolio's listed stocks as level 1, while the measurement of the unlisted stocks is defined as level 3. For information regarding the measurement of the fair value of the unlisted stocks we refer to Note 19. The measurement of the Group's derivatives are defined as level 2. A description of how the derivatives are measured is provided in Note 26.

19 SHARE PORTFOLIO

Orkla Financial Investments is one of the Group's five core areas. The business area manages one of Norway's largest share portfolios. Its investment universe is primarily the Nordic region and Eastern Europe. The primary goals of Orkla Financial Investments are to maximise the long-term return on invested capital, contribute to providing the Group with industrial options and be one of the leading players in the field of alternative investments in Norway. The main strategy for the Share Portfolio is to identify and invest in value-creating companies.

Amounts in NOK million	Ownership interest	Number of shares 31 December 2009	Fair value 31 December 2009	Unrealised gains 2009	Industry
Securities available for sale					
Listed securities Norway					
Tomra Systems	15.3%	23,000,000	637	128	Industry
Rieber & Søn	16.0%	12,424,907	503	68	Consumer Goods
Telenor	0.2%	3,635,000	294	151	Telecommunication Services
Kongsberg Gruppen	2.5%	3,000,660	265	145	Industry
Schibsted	1.8%	1,945,200	253	181	Media
DnB NOR	0.2%	3,690,000	232	121	Bank
Ekornes	5.1%	1,893,255	226	91	Consumer Goods
Oslo Børs VPS Holding	8.2%	3,510,700	204	8	Finance
Tandberg	1.0%	1,100,000	182	79	Communications Equipment
Vizrt	10.0%	6,511,748	160	67	Software
Ganger Rolf	3.1%	1,044,500	159	40	Energy
Royal Caribbean Cruises	0.4%	892,600	132	76	Cruise
Copeinca	2.9%	1,721,600	80	65	Consumer Goods
EDB Business Partner	3.4%	3,100,000	73	37	IT Consulting & Other Services
Prosafe Production	2.3%	5,750,000	72	(2)	Oil Equipment and Services
Yara International	0.1%	270,000	71	31	Materials
Others			427	146	
Total			3,970	1,432	
Listed securities outside Norway					
Amer Sports	5.7%	6,907,804	397	137	Consumer Goods
Elekta B	2.8%	2,600,000	358	130	Health Care Equipment
Enter Select	na	365,286	270	116	Mutual Fund
AstraZeneca	0.1%	900,000	244	60	Pharmaceuticals
Nokia A	0.1%	3,100,000	230	-	Communications Equipment
Hennes & Mauritz B	0.1%	713,311	230	93	Retailing
Vimpelcom-SP ADR	0.2%	2,100,000	225	141	Telecommunication Services
Biovitrum	4.2%	8,810,775	198	23	Biotechnology
Nokian Renkaat	1.1%	1,377,247	194	89	Auto components
Nordic Alpha	na	135,000	177	68	Hedge fund
Saab B	1.5%	1,595,000	152	87	Aerospace and defense
ConocoPhillips	0.0%	450,000	133	13	Energy
Getinge Industrier B	0.5%	1,170,000	129	42	Health Care Equipment
Mobile Telesystems ADR	0.1%	450,000	127	37	Telecommunication Services
Konecranes	1.3%	782,500	124	12	Industry
Q-Med	3.0%	3,000,000	117	55	Biotechnology
Transocean	0.1%	230,000	110	24	Oil Equipment and Services
Universal Robina	2.3%	48,283,400	98	53	Consumer Goods
Investor A	0.1%	910,000	97	10	Investment company
Metso Corporation	0.3%	405,912	83	51	Industry
Aboitiz Power	1.0%	76,000,000	81	36	Utilities
China Mobile	0.0%	1,481,500	80	1	Telecommunication Services
Cardo	1.6%	445,000	77	34	Industry
Others			943	370	
Total			4,874	1,682	
Unlisted securities					
XXL Holding	15.5%	102,372	243	178	Retailing
Industri Kapital 2004	5.0%	36,528,877	232	11	Private Equity Fund
Industri Kapital 2000	3.6%	26,309,468	195	(20)	Private Equity Fund
Herkules Private Equity I	5.0%	42,530,931	167	124	Private Equity Fund
Industri Kapital 97	8.0%	20,764,008	122	1	Private Equity Fund
Vakt-Service	14.6%	48,793	90	14	Commercial Services
Industri Kapital 2007	1.8%	9,313,989	82	8	Investment company
Others			452	92	
Total			1,583	408	
Securities, with change in fair value through profit and loss					
Network Norway[1]	26.2%	102,381,013	246		Telecommunication Services
East Capital Power Utilities Fund	21.7%	60,000	226		Investment company
Pharmaq Holding	36.7%	183,647	102		Pharmaceuticals
Others			36		
Total			610		
Total value Share Portfolio			11,037[2]	3,522	
Of this owned by Orkla ASA			11,000	3,499	

[1] The valuation principle applied entails a share price interval based on different valuation approaches, including external valuations.
[2] In addition to the Share Portfolio, other Group companies have minor shareholdings totalling NOK 50 million.

Amounts in NOK million	Ownership interest	Number of shares 31 December 2008	Fair value 31 December 2008	Unrealised gains 2008	Industry
Securities available for sale					
Listed securities Norway					
Tomra Systems	15.5%	24,000,000	557	23	Industry
Rieber & Søn	15.6%	12,424,907	435	-	Consumer Goods
DnB NOR	0.7%	9,350,000	250	-	Bank
Tandberg	2.8%	3,200,000	241	(55)	Communications Equipment
Kongsberg Gruppen	2.4%	711,800	233	123	Industry
Yara International	0.5%	1,420,000	211	-	Materials
Schibsted	3.7%	2,539,200	209	-	Media
Oslo Børs VPS Holding	5.2%	2,235,700	168	20	Finance
Telenor	0.2%	3,100,000	144	-	Telecommunication Services
Ganger Rolf	2.7%	994,300	131	-	Energy
Vizrt	10.0%	6,511,748	127	1	Software
StatoilHydro	0.0%	850,000	97	-	Energy
Aker A	1.0%	700,000	95	-	Energy
Ekornes	4.1%	1,500,700	93	(19)	Consumer Goods
Royal Caribbean Cruises	0.4%	887,642	81	(6)	Cruise
Prosafe Production	2.4%	6,203,000	68	(12)	Oil Equipment and Services
Bonheur	1.1%	453,220	66	-	Energy
Kverneland	6.6%	10,254,270	59	(10)	Industry
EDB Business Partner	3.4%	3,100,000	41	-	IT Consulting & Other Services
Others			321	(1)	
Total			3,627	64	
Listed securities outside Norway					
Hennes & Mauritz B	0.2%	1,750,000	483	149	Retailing
Nokia A	0.1%	3,075,000	337	22	Communications Equipment
Elekta B	4.2%	3,843,400	268	(69)	Health Care Equipment
AstraZeneca	0.1%	925,900	257	69	Pharmaceuticals
Amer Sports	6.6%	4,806,006	252	-	Consumer Goods
Vimpelcom-SP ADR	0.4%	3,657,500	182	36	Telecommunication Services
Enter Select	na	355,633	172	-	Mutual Fund
Enter Sverige	na	249,570	169	-	Mutual Fund
Nokian Renkaat	1.5%	1,875,000	144	-	Auto components
Nordic Alpha	na	135,000	140	30	Hedge Fund
ConocoPhillips	0.0%	349,700	127	(27)	Energy
Saab B	1.8%	1,925,000	124	-	Aerospace and defence
Getinge Industrier B	0.6%	1,475,694	124	14	Health Care Equipment
Mobile Telesystems ADR og Ord.[1]	0.2%	3,610,000	124	(28)	Telecommunication Services
Kemira	1.6%	2,029,231	119	(10)	Materials
Biovitrum	5.3%	2,667,500	105	3	Biotechnology
Finnair	1.6%	2,004,695	97	32	Transportation
G4S	0.3%	4,835,000	97	3	Commercial Services
Harbin Power Equipment	1.2%	16,022,000	93	35	Industry
Investor A	0.1%	905,500	92	(3)	Investment company
Metso Corporation	0.7%	1,050,000	88	-	Industry
Transocean	0.1%	220,000	73	(3)	Oil Equipment and Services
Others			1,446	86	
Total			5,113	339	
Unlisted securities					
Industri Kapital 2000	3.6%	23,122,207	279	93	Private Equity Fund
Industri Kapital 2004	5.0%	33,050,172	273	9	Private Equity Fund
Herkules Private Equity I	4.7%	39,030,931	223	184	Private Equity Fund
Industri Kapital 97	8.0%	18,007,529	121	24	Private Equity Fund
East Capital Financials Fund	0.9%	14,309,959	107	(8)	Investment company
Orkla Carbon Fund Class B	9.3%	1,000,000	100	-	Orkla Finans Fund
Herkules Private Equity II	4.7%	150,513,343	88	-	Private Equity Fund
Carl Allers Etablissement[2]	3.6%	6,450	84	34	Media
Others			769	108	
Total			2,044	444	
Securities, with change in fair value through profit and loss					
Network Norway[3]	26.2%	102,381,013	282		Telecommunication Services
Pharmaq Holding	36.8%	183,857	197		Pharmaceuticals
East Capital Power Utilities Fund	21.7%	60,000	97		Investment company
Others			66		
Total			642		
Currency hedging, recorded in balance sheet[4]				-	
Total value Share Portfolio			11,426[5]	847	
Of this owned by Orkla ASA			11,391	825	

[1] Mobile Telesystems ADR: 2,700,000 shares (1 ADR=5 shares), Mobile Telesystems Ord.: 910,000 shares.
[2] The valuation principle applied uses the implicit value per share of the holding company Rella, which is listed on the Copenhagen stock exchange, taking into account a 25% liquidity discount.
[3] The valuation principle applied entails a share price interval based on different valuation approaches, including external valuations.
[4] In 2008 the Share Portfolio discontinued hedge accounting. In the fourth quarter, the opening balance of NOK 218 million related to hedge accounting was credited to the income statement, bringing the closing balance to NOK 0 million (see Note 25 for further information).
[5] In addition to the Share Portfolio, other Group companies have minor shareholdings totalling NOK 19 million.

The Share Portfolio mainly consists of large shareholdings in a number of companies and will therefore be skewed in comparison to a market portfolio. 80% of the portfolio consists of listed securities.

Portfolio investments in companies in which the Group owns an interest of between 20% and 50% (associates) are presented at fair value with changes in value recognised in the income statement. In 2009 losses of NOK 11 million on the value of associates were recognised in the income statement on the line «Gains, losses and write-downs Share Portfolio».

NOK 1,028 million has been recognised in realised portfolio gains, while NOK 781 million has been recognised in foreign currency gains. Furthermore, securities have been written down by NOK 1,214 million.

Net unrealised excess values in the Share Portfolio as of 31 December 2009, totalling NOK 3,522 million, have been taken to equity through comprehensive income. The Group also has investments presented as «Other financial assets». See Note 20.

The methods used to determine the fair value of securities in the Share Portfolio are described below.

Unlisted securities and unlisted funds
The value of unlisted securities is measured on the basis of the «International Private Equity and Venture Capital Valuation Guidelines».

Several valuation methodologies are used to measure the fair value of unlisted investments. Where there has been a recent arm's length transaction in the security in question, the value is based on the transaction price. If there has been no recent arm's length transaction, the value of the company is deduced from a relative valuation of comparable listed companies, adjusted for individual characteristics such as differences in size and selection between comparable companies.

Valuation methodologies other than the one described above are also used in cases where they better reflect the fair value of an unlisted investment.

The fair value of the Share Portfolio's unlisted fund shares is measured as the Share Portfolio's share of the fund's assets as reported by the fund management. If there are indications that the management's valuation does not take sufficient account of factors that affect the value of the underlying unlisted investments in the fund, a separate valuation is carried out. Adjustments are also made of the value of listed investments in the fund based on the latest bid price.

Listed securities
The fair value of listed securities is based on the latest bid price. At the time of acquisition, the shares are recognised at their value on the transaction date incl. transaction costs.

Prolonged or significant decline in value
A prolonged decline in the value of a security classified as available for sale in the Share Portfolio is defined as having occurred if the market value of a share is lower than the acquisition cost for more than two successive quarters (six months) or if the market value is more than 25% lower than the cost price on the balance sheet date.

Unrealised gains
Unrealised gains are equal to the change in value of assets available for sale and is measured in relation to the cost price or written-down value.

MARKET RISK RELATING TO THE SHARE PORTFOLIO
The greatest risk factor is a general stock market decline or a major drop in the price of shares in an individual company in which the Share Portfolio is highly exposed.

Assuming that the change in the value of the Share Portfolio is equal to the changes in the stock market, and all other variables remaining constant, based on the Share Portfolio as of 31 December 2009 the management's best estimate is that in the event of a 10% drop, the negative effect on profit will be in the order of NOK 800 million and the negative effect on comprehensive income will be a further NOK 304 million. In the event of a 10% rise in the stock market, the positive effect on equity will be NOK 1,104 million.

A 10% drop or rise in the unquoted shares will affect comprehensive income by NOK 219 million.

A certain percentage of capital is placed in unlisted Nordic companies where Orkla seeks to play as active a role as possible as shareholder. The risk profile of this part of the portfolio will vary somewhat from the listed portfolio in that the investments are less liquid.

Risk management is handled through clearly defined authorisations and mandates and quality assurance procedures.

Change in unrealised gains

	Share Portfolio		Group	
Amounts in NOK million	**2009**	2008	**2009**	2008
Opening balance unrealised gains	**847**	3,810	**848**	3,817
Change in unrealised gains taken to comprehensive income[1]	**2,511**	(2,328)	**2,511**	(2,334)
Change in unrealised gains deferred tax	**164**	(635)	**164**	(635)
Total change in unrealised gains	**2,675**	(2,963)	**2,675**	(2,969)
Closing balance unrealised gains	**3,522**	847	**3,523**	848

[1] Total unrealised gains Share Portfolio taken to comprehensive income in the Group amounted to NOK 3,665 million as of 31 December 2009 and NOK 1,155 million as of 31 December 2008.

Change in fair value

	Share Portfolio	
Amounts in NOK million	**2009**	2008
Opening balance fair value Share Portfolio	**11,426**	17,513
Change in unrealised gains	**2,675**	(2,963)
Net sale of shares	**(2,866)**	1,829
Gains, losses and write-downs Share Portfolio	**584**	(6,043)
Net foreign exchange gains/losses and eliminations	**(782)**	1,090
Closing balance fair value Share Portfolio	**11,037**	11,426

Profit and loss Share Portfolio

	Securities available for sale			Securities with change in fair value through profit and loss			Total Share Portfolio		
Amounts in NOK million	**2009**	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Realised gains/losses	**1,028**	887	3,695	**-**	-	369	**1,028**	887	4,064
Foreign exchange gain/loss currency hedge/realised	**781**	(983)	409	**-**	-	-	**781**	(983)	409
Write-downs	**(1,214)**	(5,656)	(923)	**-**	-	-	**(1,214)**	(5,656)	(923)
Change in fair value	**-**	-	-	**(11)**	(291)	77	**(11)**	(291)	77
Gains, losses and write-downs Share Portfolio	**595**	(5,752)	3,181	**(11)**	(291)	446	**584**	(6,043)	3,627
Received dividends	**251**	463	1,033	**-**	7	43	**251**	470	1,076
Recognised in income statement	**846**	(5,289)	4,214	**(11)**	(284)	489	**835**	(5,573)	4,703

20 OTHER ASSETS (NON-CURRENT)

Other non-current assets consist of financial investments of a long-term nature. The shareholdings presented here are of a strategic nature, but the size of the ownership interest and degree of influence do not qualify the shareholdings for presentation using the equity method. The shares are presented at fair value with changes in value taken to comprehensive income. If the shares have decreased in value and the decline in value is significant or prolonged, the shares are written down in the income statement. This item also includes net pension plan assets in companies that have greater pension plan assets than pension liabilities. Other items are receivables due in more than one year's time.

Amounts in NOK million	2009	2008
Share investments	**185**	141
Interest-bearing derivatives	**377**	679
Non interest-bearing derivatives	**237**	55
Receivables interest-bearing	**75**	99
Receivables non interest-bearing	**266**	107
Total financial assets	**1,140**	1,081
Pension plan assets	**106**	138
Total other assets	**1,246**	1,219

21 RECEIVABLES (CURRENT)

Current receivables are both operating receivables and interest-bearing receivables. Operating receivables are broken down into trade receivables, accrued advance payments to suppliers and other current receivables. Trade receivables are continuously reviewed and are written down if there are objective criteria that indicate that an event causing a loss has occurred, and the amount of the loss can be reliably measured and will affect payment of the receivable.

Amounts in NOK million	2009	2008
Accounts receivables	**7,959**	9,724
Non interest-bearing derivatives	**327**	761
Interest-bearing derivatives	**243**	-
Interest-bearing receivables[1]	**6,092**	612
Other receivables	**602**	42
Advance payment to suppliers	**1,345**	3,192
Total current receivables	**16,568**	14,331

[1] Mainly receivables on sales of power plants totalling NOK 6,009 million.

Changes in provisions for bad debts:

Amounts in NOK million	2009	2008
Provisions for bad debts 1 January	**300**	237
Bad debts recognised as expense	**49**	86
Provisions in acquired companies	**9**	0
Bad debts	**(16)**	(23)
Provisions for bad debts 31 December	**342**	300

Accounts receivables have the following due dates:

Amounts in NOK million	2009	2008
Accounts receivables not due	**6,691**	7,175
Overdue receivables 1-30 days	**960**	1,624
Overdue receivables 30-60 days	**196**	403
Overdue receivables 60-90 days	**75**	449
Overdue receivables over 90 days	**379**	373
Accounts receivables carrying amount 31 December	**8,301**	10,024

22 CASH AND CASH EQUIVALENTS

The Group's cash and cash equivalents consist of liquid assets necessary for transactions and some current placements.

Amounts in NOK million	2009	2008
Cash at bank and in hand	**2,775**	2,833
Current deposits	**680**	707
Restricted deposits	**698**	898
Total cash and cash equivalents	**4,153**	4,438

23 OTHER DEBT (CURRENT)

Current liabilities are operating liabilities (trade accounts payable, unpaid public taxes/charges, prepaid revenues, other accruals, etc.) and financial liabilities (payable interest). All these items are interest-free borrowings. Dividends will not become liabilities until they have been approved by the general meeting.

Amounts in NOK million	2009	2008
Accounts payable	**4,796**	5,948
Value added tax, employee taxes etc.	**904**	930
Non interest-bearing derivatives	**416**	2,645
Non interest-bearing liabilities	**72**	272
Provisions	**4,114**	4,907
Total current liabilities	**10,302**	14,702

24 CAPITAL MANAGEMENT

Orkla's capital management is designed to ensure that the Group has sufficient financial flexibility, short-term and long-term. One main objective is to maintain a financial structure that, through solidity and cash flow, secures the Group's strong, long-term creditworthiness, as well as a good return for the shareholders. Orkla's dividend policy is further described on page 52.

Available liquidity should at any time at least cover loan installments that fall due and known capital needs over the next 12 months, as well as a strategic reserve. Orkla's liquidity reserve consists primarily of unutilised, long-term, committed credit facilities. The Group uses several sources of long-term loan capital, whereof banks and bond markets are the most important. External borrowings is centralised at parent level. Orkla's management of refinancing risk is further described in Note 25. The Group has no official credit rating.

The Group has a strong balance sheet with substantial, liquid assets. Re-allocation of assets is thus an alternative or a supplement to borrowing in the case of larger capital needs.

The Group's capital consists of net interest bearing liabilities and equity:

Amounts in NOK million	2009	2008
Non-current interest-bearing liabilities	**29,042**	29,598
Current interest-bearing liabilities	**1,746**	3,654
Non-current interest-bearing receivables	**452**	778
Current interest-bearing receivables	**6,335**	612
Cash and cash equivalents	**4,153**	4,438
Net interest-bearing liabilities	**19,848**	27,424
Group equity[1]	**48,925**	50,069
Net gearing (net interest-bearing liabilities/equity)	**0.41**	0.55
Unutilised long-term credit facilities	**9,375**	8,124

[1] The Group's equity also includes the value of cash flow hedges taken to comprehensive income, and unrealised gains of shares available for sale taken to comprehensive income.

Orkla's interest bearing liabilities were reduced considerably in 2009 due to the sale of power plants and positive cash flow from operations, including reduction of working capital. There have been no changes in Orkla's approach and goals regarding financial management in 2009.

As an industrial Group, Orkla is not subject to any external capital requirements. The subsidiaries Orkla Finans Kapitalforvaltning AS and Orkla Insurance Company Ltd. (Ireland) are subject to capital adequacy and solvency requirements under existing regulations in their respective countries. These requirements were met in 2009.

25 FINANCIAL RISK

This note describes the financial risks within the Group and the management of these, along with quantification of risk related to financial instruments and the Group's debt portfolio. Interest-bearing liabilities are described under «liquidity risk».

(I) ORGANISATION OF FINANCIAL RISK MANAGEMENT

Orkla operates internationally and is exposed to financial risks like currency risk, interest rate risk, commodity price risk, liquidity risk and credit risk. Orkla uses derivatives and other financial instruments to reduce these risks in accordance with the Group's financial policy.

The responsibility for managing financial risk in Orkla is divided between business areas, which manage risk related to business processes, and Group level, which manages risk related to centralised activities like funding, interest-rate management and currency risk management. Financial risk is also monitored by the Chief Risk Officer of the Group.

Centralised risk management

Orkla has a central Group Treasury. Its most important tasks are to ensure the Group's financial flexibility in the short and long term, and to monitor and manage financial risk in cooperation with individual operational entities. The guidelines for the Group Treasury are stated in the Group's finance policy, which is reviewed by the Board of Directors annually. The Group Executive Board monitors financial risk by means of regular reporting, and meetings of the Treasury Committee. The Group Treasury acts as the internal bank for the Group and is responsible for, and executes, all major external funding and hedging transactions relating to currency and interest rate hedging. Each year the Board of Directors grants authorization for establishing loans and entering into master agreements for financial instruments. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments are matched to an underlying business requirement. The Group Treasury is operated as a cost centre.

Financial risks within each business area

This section describes the most important risk factors within each business area of the Group and the management of these. In this context, financial risk is defined as risk related to financial instruments. These may either be hedging instruments for underlying risk, or viewed as a source of risk themselves. Market risk not hedged with financial instruments is also discussed in this section.

Orkla Materials

Price risk on imported goods and sold products is a major source of risk in Elkem. Generally, Elkem seeks to mitigate price risk by entering into long-term sales and purchase contracts for its products, raw materials and other input factors. For electric power, hedging instruments are available and traded on public exchanges. Elkem uses such financial instruments in order to manage electric power price risk. Elkem's industrial power risk management and hedging activities are handled by Elkem Energi Handel, in accordance with policies approved at Elkem AS board level. More detailed description of power is given in section (II) «Categories of financial risks for the Group».

Currency risk is present in Elkem's sold products, the prices of which to a large extent are determined in international markets, primarily in USD and EUR. This currency exposure is partly offset by the import of raw materials denominated in the same currencies. Currency exposure related to committed sales and purchase transactions are fully hedged. Elkem has also established currency hedging programmes, with defined limits, for some of its business units related to future highly probable, but non-contracted cash flows for up to three years. Elkem's currency risk is managed by the Group Treasury.

Borregaard is exposed to currency risk for most of its sales, primarily in USD, but also in EUR. A substantial part of this exposure, defined as estimated net cash flow in USD or EUR, is routinely hedged with a nine-month time horizon. Subject to certain criteria being met, the hedging horizon may be extended up to three years in order to lock in favourable margins.

Borregaard is also exposed to price risk on energy (thermal energy and electric power) as well as strategic raw materials (wood, chemicals). On the revenues side, most of Borregaard's business segments are exposed to price risk in international markets.

Orkla Aluminium Solutions

Sapa's currency risk is limited, due to production and sales mainly being located in the same regional and local markets. However, currency risk is present in exported finished goods, and imported input factors in the production, particularly aluminium priced in USD. Currency exposure related to firm commitments is hedged usually, for periods of up to 15 months.

For Sapa, the prices of both products and metal purchases are affected by fluctuations in the market price of aluminium. Sapa seeks to reduce this risk primarily by linking prices from metal suppliers to prices towards customers. Additionally, aluminium futures contracts are entered into, within defined limits, to mitigate price risk related to purchasing orders and the value of unsold metal in stock. Sapa normally has a certain stock level for which prices to customers have not been fixed. When the LME price is increasing, this will have a positive effect on the result, and a decreasing price will affect the result negatively.

Orkla Brands

Entities within this area are primarily located in the Nordic countries, Russia and India. Production and sales mainly take place in local markets. A small proportion of the input factors are imported, as well as some finished goods.

The two primary sources of financial risk within this business area are price risk on agricultural products and ingredients in food production, as well as currency risk on imported goods. Price risk on raw materials is normally dealt with in commercial contracts. Each company hedges the currency risk arising from contracts with currency forward contracts against its own functional currency. Highly probable expected future cash flows are hedged by some entities.

Orkla Financial Investments

The largest source of financial risk is the Share Portfolio. The main strategy for the Share Portfolio is to identify and invest in value-creating companies. Approximately 53% of the investments are denominated in currencies other than NOK, primarily SEK, EUR and USD. The policy is to hedge 70%-95% of the currency risk related to the market value of foreign investments.

The business area Elkem Energi Handel is, starting 2009, included in Orkla Financial Investments (previously Elkem). The company manages and hedges power price risk on behalf of Orkla Materials, and enters into trading positions in the energy market within defined limits.

(II) CATEGORIES OF FINANCIAL RISKS FOR THE GROUP

Currency risk

As NOK is the presentation currency for the Group, Orkla is exposed to currency translation risk for net investments in foreign operations. Orkla maintains, as far as possible, a distribution of its net interest bearing liabilities across currencies which corresponds to the relative enterprise value distribution across the subsidiaries' home currencies, within the Industry division. This ensures the same hedging level in all currencies, where net interest-bearing liabilities hedge the currency risk in enterprise value.

Net interest-bearing liabilities in each currency constitute the hedging of translation risk on net investments in foreign subsidiaries, and are made up of hedges of subsidiaries' net liabilities in their home currency, plus hedges of net investments according to IAS 39. Orkla primarily uses loans, forward currency contracts and cross currency swaps to hedge internal loans and net investments in foreign subsidiaries.

At the operational level, transaction risk is hedged against each company's functional currency as described in (I) «Organisation of financial risk management». Orkla applies hedge accounting for most hedges of future transactions, either cash flow hedges, or fair value hedges of firm commitments. The different types of hedges are described in Note 26.

The Group's aggregated outstanding currency hedges of future transactions as of 31 December 2009 are shown in table 1.

TABLE 1
Foreign exchange contracts[1] linked to hedging of future income and costs
Amounts in million

Purchase currency	Amount	Sale currency	Amount	Maturity
NOK	1,884	EUR	217	2010
NOK	1,273	EUR	148	2011
NOK	869	EUR	100	2012
NOK	303	EUR	36	2013
NOK	25	EUR	3	2014
NOK	114	JPY	1,774	2010
NOK	1,107	USD	186	2010
NOK	427	USD	77	2011
NOK	460	USD	83	2012
NOK	80	USD	15	2013
SEK	774	EUR	72	2010
SEK	351	EUR	32	2011
SEK	126	EUR	12	2012
SEK	13	EUR	1	2013
SEK	131	USD	19	2010
SEK	86	USD	11	2011
SEK	16	USD	2	2012

[1] In currency pairs where the net total of hedges is more than NOK 100 million.

Interest rate risk

Orkla's interest rate risk is mainly related to the Group's debt portfolio. This risk is managed at Group level. The Group's policy is that interest costs should follow the general trend in money market rates. Further, steps are taken to mitigate the effects of short-term fluctuations in money market rates. Decisions regarding interest hedging are made by the Treasury Committee. The interest risk profile of the debt portfolio is determined by selection of interest periods on the Group's loans and the use of currency and interest rate derivatives. As of 31 December 2009, 22% (2008: 4%) of the Group's net interest-bearing liabilities was at fixed interest rates for periods exceeding one year.

The interest rate exposure on interest-bearing liabilities broken down by currency and financial instrument is shown in Table 2 a and b. For currency forwards and basis-swaps the asset and liabilities parts are shown separately per currency, including those that are recognised with a positive fair value (receivables).

TABLE 2a
Interest-bearing liabilities by instrument and interest risk profile

		Next interest rate adjustment					
Amounts in NOK million	**31.12.2009**	**0–3 months**	**3–6 months**	**6–12 months**	**1–3 years**	**3–5 years**	**5–10 years**
Bonds	**10,387**	481	2,664	490	202	3,421	3,129
Bank loans	**18,828**	15,013	3,342	-	159	212	102
Overdraft	**399**	399	-	-	-	-	-
Other loans	**1,154**	543	322	-	9	4	276
Interest rate swap (fair value hedge)	**0**	3,583	3,270	(477)	(200)	(3,332)	(2,844)
Interest rate swap (cash flow hedge)	**0**	(3,077)	(1,248)	-	-	1,936	2,389
Interest rate derivatives (others)	**(5)**	(216)	211	-	-	-	-
Currency forwards	**25**	56	(34)	5	(2)	-	-
Gross interest-bearing liabilities	**30,788**	16,782	8,527	18	168	2,241	3,052
	31.12.2008						
Bonds	9,892	895	2,141	720	1,078	1,345	3,713
Bank loans	21,612	18,243	3,242	-	3	84	40
Overdraft	479	479	-	-	-	-	-
Other loans	942	942	-	-	-	-	-
Interest rate swap (fair value hedge)	47	3,128	3,009	(700)	(1,000)	(1,242)	(3,148)
Interest rate swap (cash flow hedge)	0	(2,531)	1,517	-	-	-	1,014
Interest rate derivatives (others)	79	(4,400)	2,479	2,000	-	-	-
Currency forwards	201	82	137	(9)	(9)	-	-
Gross interest-bearing liabilities	33,252	16,838	12,525	2,011	72	187	1,619

TABLE 2b
Interest-bearing liabilities by instrument and currency

Amounts in NOK million	**31.12.2009**	**NOK**	**SEK**	**EUR**	**USD**	**DKK**	**Other**
Bonds	**10,387**	7,430	121	959	1,453	-	424
Bank loans	**18,828**	1,413	22	2,999	14,217	75	102
Overdraft	**399**	211	-	141	(9)	55	1
Other loans	**1,154**	328	252	268	282	-	24
Basis-swaps/interest rate derivatives	**(5)**	(452)	-	-	-	447	-
Currency forwards	**25**	(700)	5,542	3,377	(12,610)	1,249	3,167
Gross interest-bearing liabilities	**30,788**	8,230	5,937	7,744	3,333	1,826	3,718
Average interest fixing period	**1.4 years**	1.3 years	2.0 years	1.7 years	1.5 years	0.3 years	0.5 years
Interest level borrowing rate	**2.4%**	3.1%	1.7%	2.2%	1.0%	2.3%	3.7%
	31.12.2008						
Bonds	9,892	5,928	438	1,076	1,964	-	486
Bank loans	21,612	1,044	1,441	2,864	16,050	96	117
Overdraft	479	376	-	-	8	-	95
Other loans	942	881	-	38	5	-	18
Basis-swaps/interest rate derivatives	126	(398)	679	-	(686)	531	-
Currency forwards	201	2,487	3,257	3,761	(14,282)	1,994	2,984
Gross interest-bearing liabilities	33,252	10,318	5,815	7,739	3,059	2,621	3,700
Average interest fixing period	0.5 years	0.3 years	1.6 years	0.2 years	0.4 years	0.2 years	0.2 years
Interest level borrowing rate	4.5%	5.5%	4.3%	3.7%	1.9%	4.7%	6.0%

Accrued interests for loans and interest rate derivatives are not included as interest-bearing items.

Liquidity risk
One of the most important goals of Orkla's financial policy is to ensure that the Group has sufficient financial flexibility in the short and long term to achieve its strategic and operational objectives.

Orkla's policy is to have sufficient unutilised, long-term, committed credit facilities to cover loans that fall due and known capital needs over the next 12 months, as well as a strategic reserve. This means that Orkla's credit facilities are normally refinanced one year before maturity. Commercial paper and money markets are therefore only used as a source of liquidity when conditions in these markets are competitive compared to drawing on unutilised committed long-term credit facilities.

Cash flows from operations are largely stable, and the Group Treasury monitors liquidity flows through short-term and long-term reporting. The above mentioned measures mean that the Group has limited liquidity risk.

In order to further reduce refinancing risk, Orkla seeks to ensure that the maturities of loans and credit facilities are evenly distributed. The breakdown of the Group's interest-bearing liabilities and unutilised, committed credit facilities by maturity and classes of financial instruments are shown in Table 3. As of 31 December 2009 the average time to maturity on the Group's combined interest-bearing liabilities and unutilised credit facilities was 4.2 years, compared with 4.7 years as of 31 December 2008.

Orklas main sources of financing are bilateral loans from Orkla's relationship banks and loans in the Norwegian bond market. Funds have also been raised in the US Private Placement market and in the German Schuldschein market. The Group Treasury also continuously assesses other funding sources.

The financial crisis has reduced the availability of capital in the funding markets from time to time and affected the costs of new funding negatively, but Orkla has been able to complete all planned refinancing measures during 2009. However, the sale of power plants and a positive cash flow has reduced the Group's net interest bearing liabilities considerably during 2009.

Orkla has no loan agreements with financial covenants for the Group or for Orkla ASA. The loan agreements include some limitations on disposals of companies, creation of security interest on assets, and borrowing at subsidiary level.

TABLE 3
The Group's financial liabilities by source and maturity profile

Amounts in NOK million	**Total 31.12.2009**	**<1 year**	**1-3 years**	**3-5 years**	**5-7 years**	**>7 years**
Interest-bearing liabilities:						
Bonds[1]	**10,387**	573	963	4,425	-	4,426
Bank loans	**19,227**	625	8,411	5,254	2,547	2,390
Other debt	**1,154**	528	317	41	20	248
Interest-bearing derivatives	**20**	20	-	-	-	-
Gross interest-bearing liabilities[2]	**30,788**	1,746	9,691	9,720	2,567	7,064
Non interest-bearing liabilities:						
Accounts payable and other current liabilities	**4,867**	4,867	-	-	-	-
Non interest-bearing derivatives	**531**	416	115	-	-	-
Total non interest-bearing debt	**5,398**	5,283	115	0	0	0
Total financial liabilities	**36,186**	7,029	9,806	9,720	2,567	7,064
Unutilised committed credit facilities[3]	**9,375**	-	2,525	4,566	2,284	-

Amounts in NOK million	**Total 31.12.2008**	**<1 year**	**1-3 years**	**3-5 years**	**5-7 years**	**>7 years**
Interest-bearing liabilities:						
Bonds[1]	9,892	971	1,428	2,082	400	5,011
Bank loans	22,091	1,849	6,300	8,795	3,780	1,367
Other debt	942	554	292	39	25	32
Interest-bearing derivatives	327	280	47	-	-	-
Gross interest-bearing liabilities[2]	33,252	3,654	8,067	10,916	4,205	6,410
Non interest-bearing liabilities:						
Accounts payable and other current liabilities	6,221	6,221	-	-	-	-
Non interest-bearing derivatives	2,645	2,645	-	-	-	-
Total non interest-bearing debt	8,866	8,866	0	0	0	0
Total financial liabilities	42,118	12,520	8,067	10,916	4,205	6,410
Unutilised committed credit facilities[3]	8,124	-	2,343	3,895	1,886	-

[1] Bonds are detailed separately in table 4.
[2] In addition, interest payments on loans fall due.
[3] The Group's bank loans are largely bilateral multi-currency loans in EUR and NOK.

The Group also has cash pools and bank accounts with short-term credit lines. Unutilised credit lines on these accounts are excluded from the figure for unutilised drawing facilities in the table above.

TABLE 4
Bonds

Amounts in million ISIN	Coupon[1]	Term	Currency	Notional in ccy million[2]	Book value 31.12.2009	Fair value 31.12.2009	Book value 31.12.2008	Fair value 31.12.2008
NO 10167000	Fixed 7.15%	2002/2009	NOK	800			718	716
XS 174791300	Euribor +0.68%	2003/2010	EUR	10	**83**	**83**	99	99
NO 10198369	Fixed 5.82%	2003/2010	NOK	700	**388**	**385**	724	713
NO 10439235	Fixed 6.70%	2008/2011	NOK	200	**202**	**209**	217	207
NO 10439185	Nibor +0.70%	2008/2011	NOK	200	**100**	**100**	100	97
NO 10439193	Nibor +0.75%	2008/2012	NOK	600	**499**	**502**	499	485
NO 10177538	Fixed 6.54%	2003/2013	NOK	1,500	**1,559**	**1,577**	605	559
NO 10219223	Nibor +1.05%	2004/2014	NOK	400	**397**	**400**	400	371
NO 10502909	Fixed 6.65%	2009/2014	NOK	1,250	**1,236**	**1,320**	-	-
NO 10502917	Nibor +3.00%	2009/2014	NOK	400	**399**	**432**	-	-
NO 10364920	Fixed 5.70%	2007/2017	NOK	1,200	**1,251**	**1,190**	1,264	1,076
NO 10364912	Nibor +0.42%	2007/2017	NOK	1,300	**1,297**	**1,223**	1,297	1,103
US Private placement		2007/2017/2019	USD/GBP	220/40	**1,878**	**1,878**	2,450	2,450
Loan Schuldschein		2007/2017	EUR	95	**834**	**834**	978	978
Other private placements					**264**	**263**	541	539
Total					**10,387**	**10,396**	9,892	9,393

[1] The nominal interest rate is not an expression of the Group's actual interest cost, since various interest rate swaps have been agreed on.
[2] Of the notional amount the Group holds some of its own bonds. These reduce recognised liabilities.

The fair value of exchange-traded bonds is calculated on the basis of observed market prices, whereas book values are used for other loans. The book values of US Private Placement loans takes into consideration observed interest rates as of 31 December 2009 as these loans are hedging objects in fair value hedges, but not credit margin, as there is no observation of this available. It is assumed that the credit margin is now higher than at the time of issue, in which case the fair value will be lower than book value.

Credit risk

The management of credit risk related to accounts receivable and other operating receivables is handled as part of the business risk, and is continuously monitored by the operating entities. When selling in countries with high political risk, trade finance products are used to reduce the credit risk, and to some extent credit insurance is used. With these risk mitigation measures in place, the current credit risk is considered acceptable.

The largest single receivables as of 31.12.2009 are related to the sale of power plants in Elkem and amount to NOK 6,009 million, of which NOK 4.3 billion was paid as of 4 January 2010. Apart from this, there is no significant concentration of credit risk in respect of single counterparts.

Orkla Financial Investments has short term credit risk related to settlement of a limited number of share transactions which are not settled through clearing-houses, particularly in countries outside the Nordic region, e.g. Russia.

Orkla considers its credit risk related to other financial instruments to be low. Firstly, Orkla seeks to minimise the liquid assets deposited outside the Group. Secondly, relationship banks that provide long-term funding are the targeted counterparties for bank accounts and financial hedge transactions according to policy. For deposits of excess liquidity with other counterparts, Orkla has requirements relating to the bank's credit rating.

Orkla ASA has International Swap Dealers Association (ISDA) agreements with its counterparts for derivative interest-rate and currency transactions, which provide for netting of settlement risk. ISDA agreements are also in place for Elkem AS and Sapa.

Maximum credit risk

The maximum credit exposure for the Group related to financial instruments corresponds to total gross receivables. In the hypothetical, unlikely event that no receivables are redeemed this amounts to:

Amounts in NOK million	2009	2008
Cash and cash equivalents	**4,153**	4,438
Accounts receivables	**7,959**	9,724
Other current receivables[1]	**6,694**	654
Non-current receivables	**341**	206
Derivatives	**1,184**	1,495
Total	**20,331**	16,517

[1] On 4 January 2010, the credit risk was reduced by NOK 4,300 million as parts of the interest-bearing receivables resulting from the sale of power plants were paid.

Price risk on input factors and sold products

The Group is exposed to price risks in respect of a number of raw materials and products sold. The following section describes price risks that are hedged by means of financial instruments. This applies to aluminium and to electric power, both as input factors and as sold products.

Aluminium

For Sapa, the price of both products and metal purchases is affected by fluctuations in the LME price of aluminium. Sapa seeks to reduce this risk by linking prices from metal suppliers to prices towards customers. Aluminium futures are used, within defined limits, as hedging of metal in stock which is not sold at agreed prices. As of 31 December 2009 Sapa had net sold 13,300 tonnes (2008: net purchased 3,915 tonnes) of aluminium at the LME.

Power

Elkem and Borregaard produce and consume electric power, but are net purchasers of power and have entered into long-term contracts with Scandinavian power producers. In order to meet needs for additional power and to optimise such factors as 24-hour variations, seasonal variations, and their own production level, Elkem and Borregaard utilise financial and physical contracts that are traded bilaterally, or at Nord Pool. In addition, Orkla Financial Investments has a specialised energy trading unit that operates within specified limits.

Elkem and Borregaard have hedging strategies which enable hedging of part of their future expected power consumption as well as power production. The purpose of this hedging is to reduce the risk from volatility in the power prices.

As of 31 December 2009 Elkem and Borregaard had purchased forward contracts totalling 3,923 GWh (2008: 2,643 GWh) as cash flow hedges for net future power consumption. The increase in the level of hedges is partly due to the fact that Elkem has sold power plants during 2009 which had a yearly production of 1,670 GWh.

Price risk on shares
Price risk related to the Share Portfolio is described in Note 19.

Orkla has entered into total return swaps with financial institutions for hedging of costs related to the management bonus programmes where the changes in fair value depend on the changes in the price of the Orkla share. These hedges are further described in Note 6.

Sensitivity analysis
The financial instruments of the Group are exposed to different types of market risk which can affect the income statement or the statement of comprehensive income. Financial instruments, in particular derivatives, are applied as a means of hedging both financial and operational exposure.

In Table 5, Orkla presents a partial analysis of the sensitivity of financial instruments, where the isolated effect of each type of risk on the income statement and on equity is estimated. This is done on the basis of a selected hypothetical change in market prices/rates on the balance sheet as of 31 December. According to IFRS, the analysis covers comprised, only financial instruments and is not meant to give a complete overview of the Group's market risk, for instance:

- For currency hedges of contracts entered into, changes in fair value of the hedging instrument will effect the income statement, while changes in the fair value of the hedged contract offset by the hedging instrument will not be shown, as it is not a financial instrument.
- From 2008, hedge accounting is no longer used for currency forward contracts hedging the currency risk of the Share Portfolio. This means that fair value changes on the currency forward contracts are recognised in the income statement, while fair value changes from currency gain/loss on the shares (available for sale) are recognised in comprehensive income.
- For changes in one of the parameters, the analysis will not consider any correlation with other parameters.

Generally, it is expected that the effect on the income statement and the comprehensive income of financial instruments in Table 5 offsets the effects of the hedged items where financial instruments are part of a hedging relationship.

TABLE 5
SENSITIVITY FINANCIAL INSTRUMENTS 2009

	Accounting effect on income statement from		Accounting effect on comprehensive income from	
Amounts in NOK million	**increase**	**decrease**	**increase**	**decrease**
Financial instruments in hedging relationships				
Interest rate risk: 100 bp parallel shift in interest curves all currencies	(118)	118	276	(258)
Currency risk: 10% change in FX-rate USD/NOK	(247)	247	(56)	56
Currency risk: 10% change in FX-rate EUR/NOK	(364)	364	(506)	529
Currency risk: 10% change in FX-rate SEK/NOK	(171)	171	57	(57)
Price risk: 20% change in LME-prices	(54)	54	21	(21)
Price risk: 20% change in Nord Pool power prices	58	(58)	156	(156)
Share price risk: 10% change in the price of the Orkla share	3	(3)	-	-
Financial instruments not in hedging relationships				
Price risk: 20% change in Nord Pool power prices (in EUR)	5	(5)		
Sensitivity for the Share Portfolio: See Note 19				

SENSITIVITY FINANCIAL INSTRUMENTS 2008

	Accounting effect on income statement from		Accounting effect on comprehensive income from	
Amounts in NOK million	**increase**	**decrease**	**increase**	**decrease**
Financial instruments in hedging relationships				
Interest rate risk: 100 bp parallel shift in interest curves all currencies	(201)	201	76	(83)
Currency risk: 10% change in FX-rate USD/NOK	(196)	196	(52)	57
Currency risk: 10% change in FX-rate EUR/NOK	(667)	667	(372)	372
Currency risk: 10% change in FX-rate SEK/NOK	(214)	214	(52)	52
Price risk: 20% change in LME-prices	(66)	66	78	(78)
Price risk: 20% change in Nord Pool power prices	-	-	203	(203)
Share price risk: 10% change in the price of the Orkla share	6	(6)	-	-
Financial instruments not in hedging relationships				
Price risk: 20% change in Nord Pool power prices (in EUR)	58	(58)	-	-
Sensitivity for the Share Portfolio: See Note 19				

Accounting effects from changes in market risk are classified to income statement and equity according to where the effect of the changes in fair value will be recognised initially.
Effects recognised in the income statement will also affect equity beyond the figures presented in the table.

26 DERIVATIVES AND HEDGING

The note shows the fair value of open derivative contracts as of year-end, including derivatives designated as hedging instruments, together with a description of the accounting treatment.

The Group seeks as far as possible to apply the IFRS rules for hedge accounting. The table below shows the fair value of all outstanding derivative financial instruments grouped according to treatment in the financial statements:

	31.12.2009		31.12.2008	
Amounts in NOK million	Fair value	Notional amounts[1]	Fair value	Notional amounts[1]
a) Cash flow hedges				
Interest rate swaps	**58**	**6,466**	44	7,288
Currency forwards, currency swaps	**148**	**4,590**	(342)	8,039
Aluminium futures	**71**	**28**	(181)	514
Energy forwards	**(107)**	**1,331**	(439)	1,394
Total	**170**		(918)	
b) Net investment hedges of foreign entities				
Currency forwards, currency swaps	**208**	**9,634**	(915)	8,169
Interest rate and currency swaps	**5**	**447**		
Total	**213**		(915)	
c) Fair value hedges				
Interest rate swaps	**365**	**6,753**	768	6,090
Currency forwards, currency swaps	**(68)**	**5,361**	(1,049)	5,298
Aluminium futures	**(61)**	**209**	127	401
Total	**236**		(154)	
d) Other derivatives – Fair value changes recognised in income statement				
Energy forwards/futures/options	**(29)**	**253**	76	254
Currency forwards, currency swaps	**31**	**11,748**	488	13,085
Interest rate derivatives	**7**	**2,676**	(56)	11,490
Total return swap – Orkla-share	**5**	**29**	3	60
Other derivatives	**-**	**-**	(1)	69
Total	**14**		510	
Total derivatives	**633**		(1,477)	

[1] For derivatives composed of a long and a short position (i.e. currency forwards and fixed to floating interest rate swaps) «Notional amounts» expresses the capital amount of either the long or the short position in the derivative contract. This is presented as an absolute value, and derivatives of the same class and type are netted.

Calculation of fair value:

- Currency forwards and currency swaps are measured at fair value using the observed forward exchange rate for contracts with a corresponding term to maturity on the balance sheet date.
- Interest rate swaps are measured at fair value using the present value of future cash flows calculated from observed market interest rates and exchange rates at the balance sheet date including accrued interest.
- Energy forwards are measured at fair value using the quoted price at Nord Pool.
- Aluminium futures are measured at fair value using the quoted futures price on the LME.
- The fair value of currency options is calculated using Garman-Kohlhagen's version of the Black-Scholes Option pricing method, and the variables are based on observed indicative market prices at the balance sheet date.

These derivative financial instruments are designated in hedge relationships as follows:

a) Cash flow hedges

Orkla maintains interest rate swaps for hedging of future interest payments on liabilities that qualify for hedge accounting. These are swaps where Orkla pays a fixed interest rate and receives a floating rate.

In hedges of currency risk on highly probable future cash flows, both currency forward contracts and currency options are designated as hedging instruments.

Sapa's purchases of aluminium futures on the LME are designated as hedging instruments in cash flow hedges. These contracts had a positive fair value of NOK 71 million as of 31 December 2009.

Power derivatives entered into by Elkem and Borregaard for the purchase of power are designated as hedging instruments in hedges for cash flows from future consumption of electric power. As of 31 December 2009 these derivatives had a negative fair value of NOK 107 million.

All derivatives designated as hedging instruments in cash flow hedges are carried at fair value in the balance sheet. Changes in fair value are provisionally recognised in the equity hedging reserve, and recycled to the income statement as the cash flows being hedged are recognised in the income statement.

During 2009 a loss of NOK 11 million was recorded in the income statement as a result of hedging inefficiency. All expected cash flows which have been hedged during 2009 still qualify for hedge accounting.

Amounts in NOK million	2009	2008
Opening balance hedging reserve before tax	**(700)**	(674)
Hedging reserve sold operations	**(192)**	
Reclassified to P/L - operating revenues	**202**	127
Reclassified to P/L - operating costs	**195**	130
Reclassified to P/L - net financial income	**18**	(4)
Fair value change during the year	**674**	(279)
Closing balance hedging reserve before tax	**197**	(700)

A positive hedging reserve means a positive recognition in the income statement in the future. Accumulated hedging gains/losses from cash flow hedges recognised in the equity hedging reserve as of 31 December 2009 are expected to be recycled to the income statement as follows:

2010:	NOK 48 million
After 2010:	NOK 149 million

b) Hedges of net investments in foreign entities

Currency risk on foreign net investments is hedged with loans, currency forward contracts, or cross currency swaps.

During 2009 a currency gain of NOK 10 million (2008: NOK -1 million) relating to net investment hedges of divested investments, was recycled to the income statement.

c) Fair value hedges

Some of Orkla's loans in the bond market carry fixed interest coupons. The interest rate risk is hedged with interest rate swaps in fair value hedges where Orkla receives the fixed rate and pays a floating rate. The changes in fair value of the loans being hedged are recognised in the income statement as interest expense, together with changes in the fair value of the interest rate swaps.

Orkla has hedges of currency risk on firm commitments using forward currency contracts. Gains/losses on hedging objects, as well as on hedging instruments are recorded as currency gain/loss in the income statement.

Sapa sells aluminium contracts in order to hedge the value of stocks in fair value hedges. These hedging instruments had a negative fair value of NOK 61 million as of 31 December 2009.

d) Derivatives not in formal hedging relationships

There are also derivatives not included in hedging relationships according to IFRS for the following reasons:

- Derivatives are not designated in formal hedging relationships when changes in the fair value of hedging instruments and hedging objects are naturally offset in the income statement, for example currency risk on loans and other monetary items
- Meeting strict IFRS hedge accounting criteria is not always possible or practical. In 2008 Orkla Financial Investments decided to discontinue hedge accounting for currency hedges of the Share Portfolio. Some of the other currency hedges, some of the forward power contracts, and forward rate agreements (FRAs) are in this category.
- Derivatives held for position taking under defined limits. This category includes trading portfolios of power contracts held at Orkla Financial Investments.

Changes in the fair value of derivative instruments which are not part of a hedging relationship are immediately recognised in the income statement.

27 POWER AND POWER CONTRACTS

The Group both owns and leases large power plants. The table below shows the type of power plant, annual production capacity, ownership status and key financial terms and conditions.

Plant, type, location/contract	Annual saleable production/ contract volume	Ownership, status and remaining utilisation period/contract duration	Key financial terms and conditions
POWER PLANTS			
NORWAY			
Storlivatn Power plant **Svartkulp Power plant** **Dalvatn Power plant** **Sønnå Høy Power plant** **Sønnå Lav Power plant** Hydropower reservoir Rogaland	The power system is being expanded. After completion the system will have a total annual standard production of approx. 2,000 GWh.	Operation started 1970 Operation started November 2001 Operation started December 2006 Operation started August 2008 Operation started October 2008 Pursuant to lease agreements with Statkraft, AS Saudefaldene[2] has the use of all plants until 2030.	Annual delivery obligation of 883 GWh to Eramet Norway AS until 31 December 2010, then 436 GWh. On hand-over to Statkraft the plants must be in good working condition. Statkraft SF shall pay AS Saudefaldene[2] the residual value for tax as at 1 January 2031 of the expansions carried out by AS Saudefaldene[2].
Borregaard Power plant[1] Hydropower run-of-river, Sarpsfossen in Glomma, Sarpsborg	244 GWh	100% ownership, infinite licence period.	New units started production in 2009.
Sarp Power plant[1] Hydropower run-of-river, Sarpsfossen in Glomma, Sarpsborg	265 GWh	50% ownership, infinite licence period. The other ownership interest owned by Hafslund Produksjon.	Hafslund production has the operational responsibility.
Trælandsfos Power plant[1] Hydropower run-of-river, Kvinesdal, Vest Agder	30 GWh	100% ownership, infinite licence period.	
Mossefossen Power plant[1] Hydropower run-of-river, Moss, Østfold	14 GWh	100% ownership, partly infinite licence period.	
CANADA			
Centrale Hydropower run-of-river Chicoutimi, Quebec	235 GWh	Owned by Elkem Metal Canada Inc. A new contract that will run until 2031 is expected to be signed in 2010.	Requirements relating to maintenance/investments and sign on fee are included in the term of the contract. The entire production from the power plant is used in its own melting plant.
POWER CONTRACTS			
NORWAY			
Statkraft (various contracts for various units)	472[3] GWh	Expires 2010.	Varying degree of index adjustment.
Agder Energi	148 GWh	Expires 2015-2019.	Partial index adjustment.
Svelgen Kraft[4]	240 GWh	Expires 2030.	Terms as in the supplier's lease agreement with Statkraft.
SiraKvina replacement power	35 GWh	Infinite	Replacement for lost production in Trælandsfos.
DNN	238 GWh	Expires 31 December 2030.	Reduction of volume from 1 January 2011.
ICELAND			
Landsvirkjun (Icelandic Alloys Ltd)	1,035 GWh	Expires 2019. Elkem has an option on a 10-year extension of the contract.	The price is index-linked to Norwegian price indices.
CANADA			
Hydro Quebec	280 GWh	Contract automatically renewed every year.	Prices are fixed by an energy committee and approved by the authorities.

[1] Saleable normal production given average inflow for the period 1999-2008, adjusted for loss of water, leakages in the power grid and own consumption.
[2] Orkla owns 85% of AS Saudefaldene via Elkem.
[3] Applies to deliveries from 1 January 2010.
[4] The shares in the supplier company Elkem Energi Bremanger AS have been sold out of the Group to Svelgen Kraft Holding AS.

Orkla has sold hydropower plants in Salten and Bremanger for NOK 6 billion. The divested operations produce a total of 1.7 TWh of power per year, 1.5 TWh of which is owned by the Group. Elkem's power operations in Sauda and Borregaard's power plant in Sarpsborg have been retained. See also Note 25 for information regarding power.

28 SHARE CAPITAL

Date/year	Number of shares	Nominal value (NOK)	Type of change	Amount (NOK million)	Ratio	Share capital (NOK million)
31 December 2003	213,909,416	6.25				1,336.9
2004	212,302,265	6.25	amortisation	(10.0)		1,326.9
31 December 2004	212,302,265	6.25				1,326.9
2005	208,286,194	6.25	amortisation	(25.1)		1,301.8
31 December 2005	208,286,194	6.25				1,301.8
31 December 2006	208,286,194	6.25				1,301.8
2007	1,041,430,970	1.25	split		5:1	1,301.8
2007	1,036,430,970	1.25	amortisation	(6.3)		1,295.5
31 December 2007	1,036,430,970	1.25				1,295.5
2008	1,028,930,970	1.25	amortisation	(9.4)		1,286.2
31 December 2008	1,028,930,970	1.25				1,286.2
31 December 2009	1,028,930,970	1.25				1,286.2

The 20 largest shareholders as of 31 December 2009*

	Shareholder		Number of shares	% of capital
1	Canica AS		139,542,000	13.6%
2	Folketrygdfondet		110,900,010	10.8%
3	Tvist 5 AS		77,000,000	7.5%
4	JP Morgan Chase Bank	Nominee	31,283,900	3.0%
5	BNY s/a Franklin Templeton-Mutual Shares Fund		24,350,543	2.4%
6	BNY s/a Franklin Templeton-Mutual Discovery Fund		20,568,718	2.0%
7	JP Morgan Chase Bank	Nominee	19,650,000	1.9%
8	State Street Bank and Trust	Nominee	18,861,517	1.8%
9	Clearstream Banking	Nominee	17,099,645	1.7%
10	Canica Investor AS		16,000,000	1.6%
11	State Street Bank and Trust	Nominee	13,073,012	1.3%
12	DnB NOR Bank ASA		10,292,139	1.0%
13	State Street Bank and Trust		10,156,033	1.0%
14	Orkla ASA		9,857,815	1.0%
15	Rasmussengruppen AS		9,804,000	1.0%
16	BNY s/a Franklin Templeton-Mutual Qualified Fund		9,599,083	0.9%
17	DnB NOR Kapitalforvaltning (Vital Forsikring ASA)		9,211,696	0.9%
18	Bank of Ireland Secs. Services	Nominee	9,209,384	0.9%
19	JP Morgan Chase Bank	Nominee	8,595,357	0.8%
20	DnB NOR Fond (Norge IV)		7,070,253	0.7%
	Total shares		572,125,105	55.6%

* The shareholder list is based on VPS' (The Norwegian Central Securities Depository) register of members at the end of the year. For a list of group shareholders and nominee shareholders, see shareholder information on pages 52-55.

Treasury shares as of 31 December 2009

	Nominal value (NOK)	Number of shares	Fair value (NOK million)
Shares owned by Orkla ASA	12,322,269	9,857,815	560

Treasury shares have been deducted from Group equity at cost.

Changes in treasury shares

	2009	2008
Balance 1 January	**11,917,888**	12,037,390
Purchase of treasury shares	**0**	10,000,000
Redemption of options in treasury shares	**(769,737)**	(628,005)
Share purchase programme for Orkla employees[1]	**(1,290,336)**	(1,991,497)
Cancellation of share capital	**-**	(7,500,000)
Balance 31 December	**9,857,815**	11,917,888

[1] Share purchase programme for Orkla employees does not include the additional transfer of 884 shares made on 9 January 2009.

As of 31 December 2009, there were 14.967,000 options outstanding, see Note 6.

See the section on corporate governance on pages 63-67 regarding the authorisation regarding share capital given at the General Meeting. Information about the use of these mandates can be found in the Share Information section on pages 52-55.

Dividend

The Board of Directors proposes that an ordinary dividend of NOK 2.25 per share be paid out, totalling NOK 2,293 million.

Under Norwegian law, the equity capital in Orkla ASA will in relevant cases constitute a legal limitation on the payment of dividends by the Orkla Group. Free equity in Orkla ASA is disclosed in the Report of the Board of Directors and under «Equity».

29 MINORITY INTERESTS

Minority interests consist of external ownership interests in subsidiaries and their subsidiaries. As shown by the figures, most of the Group's businesses are now wholly-owned. The minority interests are primarily related to Elkem's investment in Saudefallene and a number of small energy enterprises in Elkem Energi Handel.

Amounts in NOK million	2009	2008	2007
Minority interests' share of:			
Depreciations and impairment	**95**	262	216
Operating profit	**28**	108	100
Profit/loss before taxes[1]	**(50)**	(147)	98
Taxes[1]	**(24)**	(15)	47
Changes in minority interests:			
Minority interests' continuing operations 1 January	**2,686**	2,601	
Minority interests' share of profit/loss[1]	**(31)**	(137)	
Minority interest Sapa to equity[2]	**-**	152	
Increase due to acquisitions	**-**	2	
Decrease due to further acquisitions of minority interests[3]	**(1,940)**	(68)	
Dividends to minority interests	**(66)**	(54)	
Translation differences etc.	**(279)**	190	
Minority interests' continuing operations 31 December	**370**	2,686	
Minority interests relating to:			
Orkla Brands	**68**	70	
Orkla Aluminium Solutions	**26**	2,320	
Elkem	**201**	213	
Borregaard	**20**	22	
Orkla Financial Investments	**55**	61	
Total	**370**	2,686	

[1] The variance between pre-tax profit less tax and minority interests' share of profit is ascribable to the amortisation of premium (NOK 5 million).
[2] Final settlement of ownership in connection with the transaction between Sapa Profiles and Alcoa's extrusions business.
[3] Mainly consist of the swap agreement of the Group's 50% ownership interest in Elkem Aluminium ANS for Alcoa's minority interest in Sapa Profiles (see Note 32).

30 LEASES, COMMITMENTS, OTHER MATTERS AND EVENTS AFTER THE BALANCE SHEET DATE

Several matters that are not covered by the actual concept of accounting may be crucial to the way in which the financial statements are understood. For instance, there may be matters relating to guarantees that have been provided or time-limited agreements that may have an impact on future earnings. There may be unresolved legal disputes that could have significant effects if the judgment passed is not as expected. The information below is intended to shed light on such matters and, in combination with the financial statements and other notes, to provide a correct overall picture of the Group's total earnings and financial position.

Leases show the Group's current and non-current commitments arising from leasing contracts for property, plant and equipment. Most leases are regarded as operating leases, and the lease amounts are presented only as operating expenses in the Group's income statement. Finance leases are capitalised.

Reported costs relating to operating leases reflect the minimum leasing cost during the term of notice.

	Operating leases									
Rented/leased property, plant and equipment	**Machinery/ plant**		**Land, building, property**		**Fixtures, vehicles etc.**		**Other assets**		**Total**	
Amounts in NOK million	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Cost current year	**50**	54	**213**	183	**131**	134	**20**	13	**414**	384
Cost next year	**39**	43	**172**	146	**113**	106	**14**	13	**338**	308
Total costs 2–5 years	**83**	98	**266**	202	**182**	196	**17**	23	**548**	519
Total costs after 5 years	**7**	7	**33**	6	**19**	46	**0**	0	**59**	59
Total future leasing costs	**129**	148	**471**	354	**314**	348	**31**	36	**945**	886

	Finance leases							
Rented/leased property, plant and equipment	**Machinery/ plant**		**Land, building, property**		**Fixtures, vehicles etc.**		**Total**	
Amounts in NOK million	2009	2008	2009	2008	2009	2008	2009	2008
Cost current year	**0**	3	**1**	1	**2**	2	**3**	6
Cost next year	**20**	2	**19**	9	**2**	1	**41**	12
Total costs 2–5 years	**25**	2	**76**	33	**2**	1	**103**	36
Total costs after 5 years	**0**	0	**136**	12	**0**	1	**136**	13
Total future leasing costs	**45**	4	**231**	54	**4**	3	**280**	61
Discounted effect	**(4)**	(1)	**(69)**	(15)	**0**	(2)	**(73)**	(18)
Net present value leasing costs	**41**	3	**162**	39	**4**	1	**207**	43

Mortgages and guarantees *show how large a part of the Group's assets is pledged to mortgages in the event of a bankruptcy or a winding-up. Claims that have priority by law (taxes and charges, wages, etc.) must also be taken into account. The table shows that the book value of pledged assets is considerably higher than outstanding mortgage loans. Moreover, the Group's most important loan agreements are based on a negative pledge and therefore the Group can only to a limited extent mortgage its assets to secure its liabilities.*

Amounts in NOK million	2009	2008
Liabilities secured by mortgages	**1,376**	914
Mortgaged assets		
Machinery, vehicles, etc.	**102**	137
Buildings and plants	**76**	89
Other real property	**1,058**	945
Inventories, accounts receivables, etc.	**600**	406
Total book value	**1,836**	1,577

Liabilities secured by mortgages and pledged assets are mainly property projects in partly owned companies in Orkla's real estate group, Orkla Eiendom.

Guarantee commitments *are undertaken as part of the Group's day-to-day operations and in connection with participation in general and limited partnerships. Guarantee commitments cover a variety of guarantees such as surety, rental guarantees and guarantees for other payments.*

Guarantees

Amounts in NOK million	2009	2008
Subscribed, uncalled limited partnership capital	**396**	546
Other guarantee commitments	**734**	1,263
Total guarantee commitments	**1,130**	1,809

The Group makes limited use of guarantees.

Long-term cooperation agreements

Agreement with Unilever. Orkla has a cooperation agreement with Unilever relating to detergents and personal care/cosmetic products. This agreement, which was originally signed in 1958, was last renegotiated in 1995. The agreement runs until 2014.

Mining. Orkla operates two mines, Elkem Tana AS and Mårnes quartzite quarry (part of Elkem AS, Salten Verk), which normally produce 700,000 tonnes and 150,000 tonnes of quartzite per year, respectively. The quarry area of Elkem Tana is owned by Finnmarkseiendommen and at the current rate of extraction known reserves will last until 2033. Mårnes quarry area is owned by local landowners and at the current rate of extraction known reserves will last until 2034. In the case of Elkem Tana, an extraction fee is paid per tonne to the landowner, Finnmarkseiendommen. In addition, an annual provision is made to a fund to cover the costs of landscaping the site when mining operations have been terminated. The fee paid per tonne by the Mårnes quarry to the landowner is index-linked.

Elkem also has access to quartz through its investment in Erimsa SA, a Spanish company.

Ownership interests in mines and mine quarries are depreciated over the shorter of their economic life and their remaining useful life. The remaining useful life is calculated on the basis of known reserves and planned annual extraction.

Other matters

Power contracts. Through Elkem and Borregaard the Orkla Group has substantial power contracts. These are described in Note 27.

Other contracts. The Group has entered into contracts for the sale and purchase of goods and services in connection with the production of potatoes, vegetables, fish, timber etc. These contracts are regarded as part of the Group's ordinary operating activities and are therefore not specified or indicated in any other way. The contracts are deemed to be strictly sale or purchase contracts with no embedded derivatives.

In connection with certain partly-owned companies under the Financial Investments business area, there are rights that may result in Orkla being obliged to buy all or parts of its co-owners' interests in the companies. Any acquisition of such ownership interests will be effected at market value on the date of exercise of the rights.

So far Elkem Solar has received and recognised as income NOK 50 million in consequential loss insurance following the fire in July. The insurance case has not been concluded.

Events after the balance sheet date

Significant events after the balance sheet date that occur before the Board of Directors has approved the financial statements may make it necessary to change the annual financial statements or to disclose the matter in the notes to the financial statements. If new information emerges regarding a matter that existed on the balance sheet date, and the matter is significant, the financial statements must be changed. If events concern matters that arose after the balance sheet date, the matters may have to be disclosed in a note.

REC's stock market performance has been weak since the start of the year. If this trend continues, it may result in a further write-down in the first quarter of 2010; see Note 3.

No other events have taken place after the balance sheet date that would have affected the financial statements or any assessments carried out.

31 RELATED PARTIES

Two parties are deemed to be related if one party can influence the decisions of the other. Related party relationships are a normal feature of commerce and business. However, related parties are in a position to enter into transactions with the company that would not be undertaken between unrelated parties. A company's profit or loss and financial position could in principle be affected by a related party relationship even if no transactions with related parties have actually taken place. The mere existence of the relationship may be sufficient to affect the way the company's other transactions are perceived. To ensure full access to all information of this nature, the following related party relationships are disclosed below.

Orkla ASA is a parent company and has direct and indirect control of around 400 different companies in various parts of the world. Directly-owned subsidiaries are presented in Note 9 to Orkla ASA's financial statements, while other important companies are presented in the Group Directory on pages 124-127. Orkla ASA's internal relationship with these companies is shown on separate lines in the company's financial statements (see the Financial Statements for Orkla ASA). Activity within the Group is reported in the segment information disclosed in Note 4.

Orkla has ownership interests in joint ventures. These are presented line by line in the consolidated financial statements based on the Group's ownership interest. The Group's share of internal balances and transactions relating to the joint ventures has been eliminated in the consolidated financial statements. Orkla has provided a loan of NOK 40 million to Moss Airport Rygge, but has no other material transactions related to these companies. The Group also has ownership interests in associates. Sapa has given a loan to the American company Norca amounting to NOK 90 million. Orkla provided a loan to SPDE in 2009, but it was redeemed in connection with the share issue during the summer of 2009. Orkla purchased a share of Widerøveien 5 AS from SPDE (see below). There have been no other material transactions between associates and the Group.

Internal trading within the Group is carried out in accordance with special agreements on an arm's length basis, and joint expenses in Orkla ASA are distributed among the Group companies in accordance with distribution formulas, depending on the various types of expense. For further information on intercompany transactions, see Note 4 «Segments».

Orkla's largest shareholder is the Canica system (23.3%). In the third quarter of 2009, Orkla and Canica, among others, purchased Widerøveien 5 AS from SPDE. The Canica system and Orkla ASA also both have equity interests in certain companies. There have been no other transactions between Orkla and the Canica system, and no form of loan relationship has been established.

There have been no other transactions with related parties. Information regarding the executive management is disclosed in Note 6 to the consolidated financial statements and Note 5 to the financial statements for Orkla ASA.

32 DISCONTINUED OPERATIONS

In a Group as large as Orkla, the corporate structure will change over time as companies are sold and purchased. In connection with major acquisitions, pro forma figures will normally be prepared for the new business combination, while major divestments will be presented as «discontinued operations», extracted from both the figures for the period and comparative figures, and presented on one line in the income statement. This is done in order to make the figures comparable over time and to focus on continuing operations. Where Orkla's businesses are concerned, it will not be relevant to present discontinued operations until an entire segment is divested.

On 4 October 2009, the Board of Directors of Orkla ASA and Elkem AS approved the agreements to sell the hydropower plants in Salten and Bremanger for a total of NOK 6,009 million. The Salten plant was sold for NOK 4,300 million and the Bremanger plant for NOK 1,709 million. The divested operations produce a total annual volume of 1.7 TWh, of which 1.5 TWh was owned by the Group. Elkem's power operations in Sauda and Borregaard's power plant in Sarpsborg have been retained. Under the agreements, as of 31 December 2009, the buyer in fact has control of the companies and licensing and concession matters relating to the sale have essentially been clarified. The total gain of NOK 4.2 billion has been split up and is presented on two different lines. One line is included under operating profit and presents the gain on the sale of net assets, which amounts to NOK 3.1 billion, while deferred tax totalling NOK 1.1 billion in connection with the transaction is reversed on the line for tax. The claim arising from the sale is interest-bearing, which means that, in line with the principles applied in Orkla's condensed cash flow statement, it has an effect on cash flow.

DISCONTINUED OPERATIONS

The agreement to swap the Group's 50% interest in Elkem Aluminium ANS for Alcoa's 45.45% interest in Sapa Profiles was finally completed on 31 March 2009. Orkla has reported NOK 993 million as a result of this transaction. The transaction is a swap in which the value of the operations has been fixed at USD 500 million after Orkla received NOK 450 million in a unilateral payment from Elkem Aluminium. The result consists of the following elements:

Income Statement Elkem Aluminium ANS

Amounts in NOK million	2009	2008	2007
Operating revenues	**498**	2,688	2,450
Operating expenses external	**(553)**	(2,584)	(2,002)
Depreciations and impairment property, plant and equipment	**(47)**	(180)	(161)
Amortisation intangible assets	**(5)**	(19)	(10)
Operating profit/loss	**(107)**	(95)	277
Net financial items	**0**	19	16
Profit/loss before tax	**(107)**	(76)	293
Taxes	**0**	21	(82)
Profit/loss after tax	**(107)**	(55)	211
Gain on sale	**1,116**		
Tax on gain	**(16)**		
Total discontinued operations	**993**	(55)	211

Cash flow Elkem Aluminium ANS

Amounts in NOK million	2009	2008
Cash flow from operating activities	**na**	185
Cash flow from investing activities	**na**	(160)
Cash flow from financing activities	**na**	0
Change in cash and cash equivalents	**na**	25

33 CONDENSED CASH FLOW

Amounts in NOK million	2009	2008
Cash flow in the Industry division:		
Operating profit	**5,191**	2,509
Amortisation, depreciation and impairment charges	**2,653**	3,026
Gains on sales of power plants moved to sold companies	**(3,066)**	-
Change in net working capital, etc.	**2,197**	(721)
Cash flow from operations before net replacement expenditures	**6,975**	4,814
Net replacement expenditures	**(1,173)**	(2,271)
Cash flow from operations	**5,802**	2,543
Financial items, net	**(1,261)**	(1,611)
Cash flow from the Industry division	**4,541**	932
Cash flow from Orkla Financial Investments	**1,003**	(697)
Taxes paid	**(1,402)**	(1,327)
Other payments	**25**	143
Cash flow before capital transactions	**4,167**	(949)
Paid dividends	**(2,354)**	(2,348)
Net purchase of Orkla shares	**94**	(561)
Cash flow before expansion	**1,907**	(3,858)
Expansion investment in the Industry division	**(1,765)**	(4,142)
Sale of companies/share of companies	**5,914**	1,317
Purchase of companies/share of companies	**(3,282)**	(1,059)
Net purchase/sale of portfolio investments	**2,866**	(1,829)
Net cash flow	**5,640**	(9,571)
Currency effects of net interest-bearing liabilities	**1,936**	(1,675)
Change in net interest-bearing liabilities	**(7,576)**	11,246
Net interest-bearing liabilities	**19,848**	27,424

FINANCIAL STATEMENT FOR ORKLA ASA

In addition to all head office activities, the financial statements of the holding company Orkla ASA cover the Group's Share Portfolio and its real estate activities, which are part of the business operations of Orkla Eiendom.

Activities at head office include the Group's executive management and the corporate functions communication, legal affairs, corporate development, HR, accounting/finance, risk management and internal audit. The corporate function staff largely carry out assignments for the Group's other companies, and charge the companies for these services. The Group Treasury acts as a Group bank and is responsible for the Group's external financing, management of the Group's liquid assets and overall management of the Group's currency and interest risks. There are two other corporate functions at the head office: Corporate Development Purchasing (CDP) and Corporate Development Operations (CDO). CDP assists companies in efforts to improve purchasing activities in order to achieve higher quality and exploit purchasing economies of scale within the Orkla Group. CDO provides similar assistance in connection with production. These departments charge the Group companies for services rendered.

Orkla ASA owns certain trademarks that are utilised by various companies in the Orkla Group. Royalty fees are invoiced for the use of these trademarks.

The financial statements for Orkla ASA have been prepared and presented in accordance with simplified IFRS pursuant to section 3-9 of the Norwegian Accounting Act. Dividends and Group contributions have been accounted for according to good accounting practice as an exception from IFRS. The explanations of the accounting principles for the Group also apply to Orkla ASA, and the notes to the consolidated financial statements will in some cases cover Orkla ASA. Shareholdings in subsidiaries are presented at cost.

INCOME STATEMENT

Amounts in NOK million	Note	2009	2008
Operating revenues		**2**	2
Other operating revenues Group		**415**	404
Operating revenues		**417**	406
Payroll expenses	1	**(322)**	(269)
Other operating expenses		**(292)**	(315)
Depreciations and amortisation	7,8	**(6)**	(7)
Operating profit/loss		**(203)**	(185)
Income from investments in other companies		**247**	460
Received Group's contribution and dividends		**5,860**	2,419
Other finance income		**48**	76
Finance costs Group		**(90)**	(329)
Other finance costs	6	**(3,288)**	(4,276)
Net foreign exchange gains and losses		**1,644**	(1,582)
Gains, losses and write-downs Share Portfolio		**582**	(6,066)
Profit/loss before taxes		**4,800**	(9,483)
Taxes	10	**(706)**	567
Profit/loss after tax		**4,094**	(8,916)
Proposed dividend (not provided for)		**(2,293)**	(2,288)

Statement of Comprehensive Income

	2009	2008
Profit/loss before tax	**4,094**	(8,916)
Change in unrealised gain on shares	**2,510**	(2,303)
Change in hedging reserve	**10**	3
Comprehensive income	**6,614**	(11,216)

CASH FLOW

Amounts in NOK million	2009	2008
Operating profit/loss	**(203)**	(185)
Depreciations and impairment charges	**6**	7
Changes in net working capital etc.	**114**	186
Dividends received	**247**	460
Financial items, net	**479**	(1,364)
Taxes paid	**(46)**	(278)
Cash flow from operating activities	**597**	(1,174)
Replacement expenditures	**(56)**	(25)
Net change in investments in subsidiaries	**(528)**	(86)
Investments in foreign companies	**(977)**	(515)
Net purchase/sale Share Portfolio	**2,868**	(1,830)
Received Group contribution etc.	**1,263**	1,375
Cash flow from investing activities	**2,570**	(1,081)
Dividends paid	**(2,288)**	(2,282)
Net share buy-back	**94**	(561)
Net paid to shareholders	**(2,194)**	(2,843)
Change in other interest-bearing liabilities	**543**	11,121
Change in interest-bearing own receivables	**(1,466)**	(5,962)
Change in net interest-bearing liabilities	**(923)**	5,159
Cash flow from financing activities	**(3,117)**	2,316
Change in cash and cash equivalents	**50**	61

BALANCE SHEET

Assets

Amounts in NOK million		Note	2009	2008
Intangible assets		8	**40**	45
Deferred tax assets		10	**-**	679
Property, plant and equipment		7	**159**	104
Investments in subsidiaries		9	**22,378**	22,497
Loans to Group companies			**20,917**	20,187
Shares in other companies		4	**5,460**	6,537
Other financial assets			**559**	13
Non-current assets			**49,513**	50,062
Accounts receivables external			**99**	78
Other receivables			**675**	538
Loans to Group companies			**5,545**	1,520
Share Portfolio investments	See Note 19 Group		**11,000**	11,391
Cash and cash equivalents			**167**	117
Current assets			**17,486**	13,644
Total assets			**66,999**	63,706

Equity and liabilities

Amounts in NOK million	Note	2009	2008
Paid in equity	See Group's Statement of changes in equity	**1,995**	1,993
Retained earnings		**30,701**	26,212
Equity		**32,696**	28,205
Deferred tax	10	**15**	-
Pension liabilities	1	**46**	27
Non-current liabilities Group		**465**	427
Other non-current liabilities	11	**26,873**	27,693
Non-current liabilities and provisions		**27,399**	28,147
Tax payable		**134**	-
Current liabilities to Group companies		**5,852**	5,921
Accounts payable		**13**	1
Other current liabilities		**905**	1,432
Current liabilities		**6,904**	7,354
Equity and liabilities		**66,999**	63,706

NOTES FOR ORKLA ASA

1 PAYROLL AND PENSIONS

Amounts in NOK million	2009	2008
Wages	**(207)**	(168)
National insurance contribution	**(37)**	(36)
Remuneration of the Board, Corporate Assembly and other pay-related costs[1]	**(53)**	(44)
Pension costs	**(25)**	(21)
Payroll expenses	**(322)**	(269)
Average number of man-years	**176**	180

[1] Including costs relating to discounted sales of shares to employees totalling NOK 17 million in 2009 (NOK 21 million in 2008).

Breakdown of net pension costs

The assumptions on which the calculation of pension costs has been based are disclosed in Note 7 to the consolidated financial statements.

Amounts in NOK million	2009	2008
Current service cost (incl. national insurance contribution)	**(7)**	(6)
Interest cost on pension obligations	**(13)**	(13)
Expected return on plan assets	**8**	10
Actuarial gains and losses	**(8)**	(7)
Contribution plans	**(5)**	(5)
Pension costs	**(25)**	(21)

Breakdown of net pension liabilities 31 December

Amounts in NOK million	2009	2008
Present value of pension obligations	**(325)**	(314)
Pension plan assets (fair value)	**158**	168
Net pension liabilities	**(167)**	(146)
Unrecognised actuarial gains and losses	**121**	119
Capitalised pension liabilities	**(46)**	(27)

Breakdown of plan assets (fair value) 31 December

	2009	2008
Cash and cash equivalents and money market investments	**15%**	20%
Bonds	**59%**	59%
Real estate	**14%**	17%
Shares	**12%**	4%
Total plan assets	**100%**	100%

The company has a pension plan that meets the requirements of the Compulsory Service Pensions Act.

2 GUARANTEES AND MORTGAGES

Amounts in NOK million	2009	2008
Subscribed, uncalled limited partnership capital	**396**	546
Guarantees to subsidiaries	**372**	349
Other guarantees	**128**	3

3 LOANS TO EMPLOYEES

Other non-current financial assets include loans to employees in the Group.

Amounts in NOK million	2009	2008
Loans to employees	**8**	9

4 SHARE INVESTMENTS

Amounts in NOK million	Book value	Ownership interest[1]	Head office
REC ASA	**4,844**	16.3%	NO-Bærum
Scandinavian Property Development (SPDE)	**616**	32.4%	NO-Bærum
Total	**5,460**		

[1] The voting rights are the same as the ownership interest.

The shares are originally valued at cost, as both REC and SPDE are associates in the Group; see Note 3 to the consolidated financial statements. In 2009, the shares in REC were written down to market value as of 31 December 2009 in line with the treatment at Group level. SPDE was written down to the Group's book value per share as of 31 December 2009. The amounts written down are NOK 1,951 million for REC and NOK 103 million for SPDE.

5 REMUNERATION AND CONTRACTUAL ARRANGEMENTS

Remuneration to the Group Executive Board

The Board of Directors decides the terms and conditions of the President and CEO and makes decisions on fundamental issues relating to the Group's compensation policy for other employees. The Board of Directors has a special Compensation Committee that prepares matters relating to compensation for decision by the Board. The Committee consists of three Board members, one of whom is elected by the employees, and is chaired by the Board chair. The company administration prepares matters for submission to the Compensation Committee and the Board of Directors.

In 2009 the Group Executive Board has comprised the following members: Dag J. Opedal (President and CEO), Torkild Nordberg, Ole Enger (to 1 April), Bjørn M. Wiggen, Roar Engeland, Hilde Myrberg and Terje Andersen.

The following salaries and remuneration were paid out to the Group Executive Board in 2009:

Amounts in NOK	Ordinary salary	Bonus	Benefits in kind[1]	Pension costs
Dag J. Opedal	5,032,179	1,038,000	235,085	1,038,482
Torkild Nordberg	3,188,815	2,299,500	185,385	483,737
Roar Engeland	2,861,936	586,802	184,314	447,041
Bjørn M. Wiggen[2]	3,837,364	602,040	182,809	437,166
Hilde Myrberg	2,020,618	415,200	165,935	376,020
Terje Andersen	2,457,360	477,480	210,295	399,538
Total remuneration	19,398,272	5,419,022	1,163,823	3,181,984

[1] Options are not included, shown in table on next page.
[2] NOK 215,000 of the ordinary salary is late payment from 2008.

The President and CEO and related parties own 342,173 shares in Orkla ASA. Shares owned by the Group Executive Board are presented on page 22.

President and CEO Dag J. Opedal has a six-month period of notice and may retire at the age of 62. While he is between the ages of 62 and 67, Orkla will pay him a pension equivalent to 66% of his salary upon retirement. He will thereafter be paid from Orkla's defined contribution plan. Opedal may retain his options even if his employment contract is terminated. Opedal also has a personal loan on which a regulated interest rate is charged. The balance as of 31 December 2009 was NOK 177,186.

The other members of the Group Executive Board have a period of notice of six months. Their retirement age is 65 and they will receive a pension equivalent to 66% of their salary upon retirement until they reach the age of 67, after which their pension will be paid from Orkla's defined contribution plan. Terje Andersen has a personal loan on which a regulated interest rate is charged. The balance as of 31 December 2009 was NOK 975,891. No other members of the Group Executive Board have personal loans.

If an employee in the Group Executive Board, by mutual agreement and in the best interests of the company, terminates the employment contract, the employee will receive a salary and contractual benefits for up to 12 months after the period of notice. 75% of any income from another permanent post during the 12-month period will be deducted.

In 2009 the members of the Group Executive Board have participated in the Group's annual bonus system which rewards improvement (operational excellence).

The members of the Group Executive Board participate in the Group's general employee share purchase programme.

No guarantees have been provided for members of the Group Executive Board.

Options and cash bonuses awarded to the Group Executive Board as of 31 December 2009

	Number		Award date (dd/mm/yyyy)	Strike price	1st exercise (dd/mm/yyyy)	Last excercise (dd/mm/yyyy)
Dag J. Opedal	250,000	O	23.05.2001	27.20	Day after publication of Orkla's financial result for 2003 (February 2004)	30.05.2010
	150,000	O	14.02.2005	46.74	Day after publication of Orkla's financial result for 2007 (February 2008)	28.02.2011
	100,000	O	01.06.2005	48.40	Day after publication of Orkla's financial result for 2007 (February 2008)	28.02.2011
	250,000	O	24.03.2006	63.25	Day after publication of Orkla's financial result for 2008 (February 2009)	20.02.2012
	250,000	O	16.02.2007	93.94	Day after publication of Orkla's financial result for 2009 (February 2010)	20.02.2013
	100,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
	170,000	O	22.05.2009	52.36	22.05.2012	22.05.2015
Exercised:	-60,000	C	24.06.1999	20.53	Exercise price 56.05	
	-200,000	O	03.03.2004	37.23	Exercise price 56.05	
	-200,000	C	28.02.2003	15.01	Exercise price 42.2	
Roar Engeland	150,000	O	14.02.2005	46.74	Day after publication of Orkla's financial result for 2007 (February 2008)	28.02.2011
	150,000	O	24.03.2006	63.25	Day after publication of Orkla's financial result for 2008 (February 2009)	20.02.2012
	150,000	O	16.02.2007	93.94	Day after publication of Orkla's financial result for 2009 (February 2010)	20.02.2013
	65,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
	100,000	O	22.05.2009	52.36	22.05.2012	22.05.2015
Exercised:	-200,000	O	03.03.2004	37.23	Exercise price 56.05	
	-125,000	C	28.02.2003	15.01	Exercise price 42.2	
Torkild Nordberg	25,000	O	23.11.2004	40.47	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	25,000	O	07.12.2004	40.14	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	25,000	O	08.12.2005	56.98	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	100,000	O	24.03.2006	56.10	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	70,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
	110,000	O	22.05.2009	52.36	22.05.2012	22.05.2015
Exercised:	-25,000	O	05.11.2001	27.20	Exercise price 56.05	
	-37,500	C	26.11.2002	20.51	Exercise price 56.05	
Terje Andersen	15,000	O	23.11.2004	40.47	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	75,000	O	24.03.2006	56.10	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	40,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
	90,000	O	22.05.2009	52.36	22.05.2012	22.05.2015
Exercised:	-15,000	O	25.11.2003	27.00	Exercise price 51.96	
Bjørn M. Wiggen	100,000	O	04.10.2004	38.71	Day after publication of Orkla's financial result for 2007 (February 2008)	15.12.2010
	100,000	O	24.03.2006	56.10	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	35,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
	100,000	O	22.05.2009	52.36	22.05.2012	22.05.2015
Hilde Myrberg	75,000	O	24.03.2006	60.50	Day after publication of Orkla's financial result for 2008 (February 2009)	15.12.2011
	40,000	O	08.05.2008	81.40	08.05.2011	08.05.2014
	70,000	O	22.05.2009	52.36	22.05.2012	22.05.2015

O=Option, C=Cash bonus

The Board of Directors' statement of guidelines for the remuneration of the executive management

Pursuant to section 6-16a of the Public Limited Companies Act, the Board of Directors must draw up a special statement of guidelines for the pay and other remuneration of senior executives. Furthermore, section 5-6 (3) of the same Act prescribes that an advisory vote must be held at the General Meeting on the Board of Directors' guidelines for the remuneration of the executive management for the coming financial year (see (ii) below). In so far as the guidelines concern share-related incentive arrangements, these must also be approved by the General Meeting (see (iii) next page).

(i) Information regarding pay and other remuneration of the executive management in the previous financial year has been provided on the next page.

(ii) With regard to guidelines for pay and other remuneration of the executive management in the coming financial year, the Board of Directors will present the following guidelines to the General Meeting in 2010 for an advisory vote:

The purpose of Orkla's terms and conditions policy is to attract personnel with the competence that the Group requires, further develop and retain employees with key expertise, and promote a long-term perspective and continuous improvement with a view to achieving Orkla's business goals.

The general approach adopted in Orkla's policy has been to pay fixed salaries and pensions based on the market median for comparable enterprises, while offering a variable element which is linked to results, share price performance, etc. (bonuses and options) and which has been better than the median.

Compensation may consist of the following elements:

(a) Fixed elements

Orkla uses internationally recognised job assessment systems to find the «right» level for the job and the fixed salary. Jobs are assessed in relation to their local market (country) and a pay range of the median +/- 20% is applied. The employee's responsibilities, results and performance determine where he or she is placed on the salary scale.

Orkla introduced a defined contribution pension plan for its employees in Norway as of 1 January 2004 and Elkem as of 1 January 2006. Since 1 July 2006, the contribution rates have been 4% for salaries between 1G and 6G and 8% for salaries between 6G and 12G. For salaries over 12 G, the contribution rate is 15% (as from 1 May 2009 1G is NOK 72,881). Employees who have entered into an early retirement agreement entitling them to retire before the age of 67, except for the Group Executive Board, receive a pension, charged to revenues, that is equivalent to 60 per cent of their annual pay.

In addition to the above, the Group provides benefits such as a company car and company telephone and other limited benefits in kind.

(b) Variable elements – annual bonus
Orkla has a system of annual bonuses that reward improvement (operational excellence). Under this system, a «good performance», which is specifically defined for the various elements, can result in an annual bonus of 30% of an employee's fixed pay, while the maximum bonus is 100% of the employee's annual pay. This bonus system applies to approximately 300 senior executives.

(iii) Special comments on share-based incentive arrangements

Option programme for executive management and key personnel
The Board proposes to continue the programme of employee options for executive management and key personnel, subject to a ceiling of 1.5 annual salaries in potential annual gains for the Group Executive Board and one annual salary for other participants. A quota of 7 million options is recommended (approximately 0.7% of shares outstanding), to be awarded on the basis of the following criterias:

- Human resource development
- Achievement of financial targets
- Improvements in the executive's sphere of responsibility
- Collaboration
- Application in practice of Orkla's basic values
- Potential for further development
- Market considerations – securing key competence
- Other factors

Group Executive Board members are expected to use 50% of their net proceeds from the exercise of options to purchase Orkla shares until the individual member's shareholding of Orkla shares has a market value equivalent to a minimum of one year's gross annual salary. The President and CEO is expected to increase his shareholding until it reaches a market value of a minimum of two years' gross annual salary.

The main award of options is to take place once a year based on the share price on the day after the results for the first quarter are published. Option awards made at other times during the year are to be based on the share price on the day after the results for the following quarter are published. The strike price for the options is 10% above market price at the time of the award and options may not be exercised until, at the earliest, three years and, at the latest, six years after the award.

The number of options awarded to the programme participants is based on the assumption that the increase in the value of the Orkla share outperforms the historical rise in the value of the Oslo Stock Exchange Benchmark Index by 25% in order for the option to pay off in full.

Besides the Group Executive Board, the target group for the option programme comprises the management teams in the business areas/units and certain other key personnel, and comprises around 250 management staff and key personnel.

Discounted shares for employees
For several years the Group has had a programme that gives employees the opportunity to buy a limited number of shares (in 2009 the maximum amount before the discount was approximately NOK 37,000) at a discount of 25% in relation to the market price of the share. In 2009 this programme covered employees in 26 countries and approximately 30,000 employees. The Board of Directors recommends to the General Meeting that the employee share purchase programme be continued at the same amount in 2009, but with an increase in the discount to 30%.

(iv) Senior executive salary policy in previous accounting years

The guidelines for the pay and remuneration of senior executives described in (ii) also served as guidelines for the determination of senior executive remuneration in 2009.

(v) Changes to agreements

The Compensation Committee has conducted a thorough process, also with assistance of external parties, of mapping the competitiveness of the Group Executive Board's compensation package, and that the governing compensation policy is followed. It was concluded that the pension scheme for the Group Executive Board was well below the median for the companies relevant to benchmark against. Consequently, the board decided to change the terms in 2009, so that the members of the Group Executive Board will receive 66% of pay from retirement age until the age of 67, compared to the earlier 60% if they retire before the age of 67. Furthermore, the contribution to the pension account for the Group Executive Board will be increased from 15% to 27% of the amount of their pay exceeding 12G (1 G equals NOK 72,881 as of May 1st 2009) from 2010 for the time served as member of the Group Executive Board.

With respect to the option program, the strike date has now been changed from the first day after the quarterly results are published to the day before the option is issued. No other changes have been made in the agreement relating to senior executives.

Salaries and remuneration to the Board of Directors and number of shares owned

Amounts in NOK million	Ordinary director's fee	Remuneration committee work	Ordinary salary	Benefits in kind	Pension costs	Number of shares[1]
Shareholder-elected Board members						
Stein Erik Hagen	545,000	105,000		305		239,942,000
Svein S. Jacobsen	420,000	105,000		305		40,000
Bjørg Ven	315,000			305		15,000
Åse Aulie Michelet	315,000	118,750				8,500
Lennart Jeansson	315,000	78,000				40,000
Peter A. Ruzicka	315,000			305		405,250
Kristin Skogen Lund	315,000					1,000
Employee-elected Board members						
Aage Andersen	315,000	78,000	463,176	16,353	14,427	2,531
Gunn Liabø	315,000		325,826	9,651	10,730	5,971
Per Arnfinn Solberg	315,000	78,000	500,610	55,715	17,685	6,971
Total remuneration to Board	3,485,000	562,750	1,289,612	82,939	42,842	

[1] Total share ownership including related parties.

No loans have been granted to or guarantees provided for members of the Board of Directors.

Remuneration to Corporate Assembly

Amounts in 1,000 NOK	2009	2008
Fees to Corporate Assembly	**898**	507
Other remuneration to Corporate Assembly		0

Remuneration rates:

Amounts in NOK	2009
Chair of the Corporate Assembly (annual fee)	**120,000**
Deputy Chair of the Corporate Assembly (annual fee)	**30,000**
Chair, deputy Chair, members, deputy members and observers Corporate Assembly (per meeting)	**6,000**

No loans have been granted to or guarantees provided for members of the Corporate Assembly. Share ownership related to the Corporate Assembly is presented on page 129.

Fees to Group external auditor

Amounts in NOK million (excl. VAT)	2009	2008
Parent company		
Statutory audit	**2.8**	2.5
Other attest services	**0.2**	0.2
Tax consultancy services	**3.9**	2.8
Other non-audit services	**0.5**	-
Group		
Statutory audit[1]	**43**	49
Other attest services	**1**	1
Tax consultancy services	**9**	10
Other non-audit services	**3**	7
Total fees to Ernst & Young	**56**	67
Statutory audit fee to other auditors	**2**	2

[1] Changes from 2008 to 2009 are mainly ascribable to changes in currency exchange rates.

6 OTHER FINANCE COSTS

Amounts in NOK million	2009	2008
Interest costs	**(674)**	(968)
Change in fair value interest element	**(243)**	(170)
Write-down share investments, see Note 4	**(2,054)**	(2,666)
Write-down loans in subsidiaries[1]	**(250)**	(453)
Others	**(67)**	(19)
Total other finance costs	**(3,288)**	(4,276)

[1] Borregaard Switzerland.

7 PROPERTY, PLANT AND EQUIPMENT

Amounts in NOK million	Land buildings and other property	Machinery, and equipment	Total
Book value 1 January 2009	46	58	**104**
Additions	-	56	**56**
Depreciations	-	(1)	**(1)**
Book value 31 December 2009	46	113	**159**
Initial cost 1 January 2009	64	123	**187**
Accumulated depreciations and impairment 1 January 2009	(18)	(65)	**(83)**
Book value 1 January 2009	46	58	**104**
Initial cost 31 December 2009	64	168	**232**
Accumulated depreciations and impairment 31 December 2009	(18)	(55)	**(73)**
Book value 31 December 2009	46	113	**159**

8 INTANGIBLE ASSETS

Amounts in NOK million	Trademarks not amortisable	IT	Total
Book value 1 January 2009	26	19	**45**
Amortisation	-	(5)	**(5)**
Book value 31 December 2009	26	14	**40**
Initial cost 1 January 2009	26	21	**47**
Accumulated depreciations and impairment 1 January 2009	-	(2)	**(2)**
Book value 1 January 2009	26	19	**45**
Initial cost 31 December 2009	26	31	**57**
Accumulated depreciations and impairment 31 December 2009	-	(17)	**(17)**
Book value 31 December 2009	26	14	**40**

9 SHARES IN SUBSIDIARIES, DIRECTLY OWNED

Amounts in NOK million	Book value	Group's share of capital
Elkem AS	8,896	100%
Procordia Food AB	5,469	100%
Chips Ab	2,829	100%
Chips Scandinavian Company AB[1]	1,516	40%
Orkla Brands AS	517	100%
Swebiscuits AB	512	100%
Axellus AS	590	100%
Borregaard Industries Limited Norge		
Ordinary shares	271	100%
Preference shares	43	99.9%
Bakers AS	249	100%
Orkla Eiendom AS	244	100%
Orkla Foods Romania SA	237	100%
Orkla Insurance Company Ltd.	117	100%
Nidar AS	110	100%
Orkla Asia Holding AS	166	100%
Borregaard NEA AS	101	100%
Denomega Nutritional Oils AS	78	100%
Øraveien Industripark AS	55	100%
Lilleborg AS	87	100%
Orkla Finans AS	56	100%
Viking Askim AS	56	100%
Chr. Salvesen & Chr. Thams's Comm. AS	44	100%
Orkla Invest AB	38	100%
Orkla Shared Services AS	30	100%
Vfot AS	27	100%
NINO AS	25	100%
Sætre AS	11	100%
Borregaard Skoger AS	3	100%
Borregaard Switzerland[2]	1	0.4%
Total	22,378	

[1] 60% of the shares in Chips Scandinavian Company AB owned by Chips Ab.
[2] The rest of the shares owned by LignoTech Sweden AB.

Only directly owned subsidiaries are included in the above table. The Group also has indirect ownership in approximately 400 subsidiaries, of which the profit/loss and equity are important in the evaluation of the above companies. The most important indirectly-owned subsidiaries are shown in the Group Directory at the end of the annual report.

10 TAXES

Taxes

Amounts in NOK million	2009	2008
Profit/loss before taxes	**4,800**	(9,483)
Change in timing differences	**(2,478)**	3,092
Correction for change in timing differences previous years	**(199)**	1,188
Correction for change in timing differences taken to CI[1]	**598**	(2,217)
Total timing differences	**(2,079)**	2,063
Tax-free dividends, capital gains (loss) and write-downs	**1,885**	7,747
Group contributions without tax	**(4,843)**	(147)
Other permanent differences	**237**	(180)
Total permanent differences	**(2,721)**	7,420
Total taxable income	**0**	0
Calculated current tax expense	**0**	0
Withholding tax foreign dividends	**(18)**	(28)
Correction concerning previous years	**(162)**	350
Total current tax expense	**(180)**	322
Change in deferred tax	**(526)**	245
Total tax expense	**(706)**	567

Deferred tax

Amounts in NOK million	2009	2008
Financial derivatives	**803**	(184)
Unrealised gains (losses) on shares outside TEM[2] taken to CI[1]	**952**	113
Accumulated write-downs outside TEM[2] taken to profit and loss	**(920)**	(1,209)
Hedges taken to CI[1]	**64**	50
Property, plant and equipment	**(5)**	(5)
Other non-current items	**(40)**	(34)
Losses carried forward	**(801)**	(1,156)
Base deferred tax	**53**	(2,425)
Deferred tax liabilities/assets	**15**	(679)
This year's change in deferred tax	**(694)**	866
Change in deferred tax taken to CI[1]	**168**	(621)
Change in deferred tax in income statement	**(526)**	245

Reconciliation of total tax charge

Amounts in NOK million	2009	2008
28% of profit before taxes	**(1,344)**	2,655
Effect of tax-free dividends, capital gains (losses) and write-downs	**18**	(1,423)
Effect of write-downs shares in REC and SPDE	**(575)**	(746)
Effect of Group contributions without tax	**1,356**	41
Effect of other permanent differences	**(37)**	50
Effect of withholding tax foreign dividends	**(18)**	(28)
Effect of change from previous years	**(106)**	18
Total tax charge for Orkla ASA	**(706)**	567

[1] CI = Comprehensive income
[2] TEM = Tax Exemption Method

11 FINANCIAL RISK

The risk associated with financial instruments in Orkla ASA is related to the following activities:

Share Portfolio

The development in share prices and currency exchange rates are sources of financial risk for the Share Portfolio. In Note 19 for the Group this risk is quantified. Currency risk and currency hedges are shown in Note 25 and 26 to The consolidated financial statements.

Group internal bank

The Treasury Department of Orkla ASA manages the interest rate- and currency risk for the Group. The Treasury Department acts as Group internal bank and initiates virtually all external borrowing and hedging transactions in interest rate and currency derivatives. The subsidiaries offload their currency risk by entering into internal currency hedging contracts with the internal bank, which in turn hedges this risk through external hedging positions. Additionally, the internal bank holds debt in foreign currencies in order to hedge currency risk on internal loans and the book value of net investments including goodwill. The internal bank does not actively take on currency risk. Internal loans and deposits are at floating interest rates, and no Group-internal interest hedging contracts are made. Management of interest rate- and currency risk for Group-external items is described in more detail in Note 25 to The consolidated financial statements.

Other matters

Orkla ASA has entered into a total return swap on the Orkla share for hedging of costs related to management bonus programmes. This is further disclosed in Note 6 to The consolidated financial statements.

Further details of the organisation of risk management and the risk related to financial instruments are disclosed in Note 25 to The consolidated financial statements.

Derivatives and hedge-accounting

Currency forward contracts. The currency risk on the market value of foreign shares in the Share Portfolio is being hedged according to policy with currency forward contracts. This is further described in Note 25 to The consolidated financial statements. In 2008 the Share Portfolio discontinued hedge accounting of currency hedging instruments

The internal and external currency forward contracts and cross currency swaps are recognised at fair value in the balance sheet with changes of fair value through profit and loss. Currency effects on internal and external loans are also accounted for through profit and loss.

Interest rate swaps. External borrowings for the Group predominantly take place in the name of Orkla ASA. Loans originated at fixed interest rates are swapped to floating interest rates through interest rate swaps. These swaps are recognised as fair value hedges with fair value changes through profit and loss. As of 31 December 2009 the fair value of such interest rate swaps was NOK 365 million (2008: NOK 768 million). During the year NOK 318 million was recognised as financial cost from fair value changes of these interest rate swaps, and NOK 317 million was recognised as financial income from fair value changes on the loans.

When Orkla hedges future interest payments, interest rate swaps, where Orkla receives floating interest rates and pays fixed interest rates, are used. These interest rate swaps are recognised as cash flow hedges with changes in fair value through comprehensive income. As of 31 December 2009 the fair value of these swaps amounted to NOK 63 million (2008: NOK 46 million).

Interest rate swaps with short duration and FRAs are recognised with changes in fair value through profit and loss. The fair value as of 31 December 2009 was NOK 7 million (2008: NOK -56 million).

Equity hedging reserve. Development in equity hedging reserve:

Amounts in NOK million	2009	2008
Opening balance hedging reserve before tax	**72**	55
Booked as financial items	**0**	(4)
Fair value change during the year	**14**	21
Closing balance equity hedging reserve before tax	**86**	72

The hedging reserve is expected to be reclassified to the income statement as follows:

2010:	NOK 0 million
After 2010:	NOK 86 million

During 2009 no hedging inefficiency on cash flow hedges has been recognised in the income statement.

12 OTHER MATTERS

PAYE tax guarantee. Orkla ASA has a bank guarantee to cover Pay-As-You-Earn (PAYE) tax payable by employees.

Material leases. Orkla ASA leases office premises at Karenslyst allé 6, Oslo, from its subsidiary Sjølyst Park AS. The current lease expires on 31 August 2017. Leasing expenses amounted to NOK 19 million in 2009.

Matters disclosed in the Notes to The consolidated financial statements
Share-based payment – Note 6.
Events after the balance sheet date – Note 30.
Contingent outcomes – Note 30.

Shareholders in Orkla ASA. A list of the largest shareholders in Orkla ASA is presented in Note 28 «Share capital».

STATEMENT FROM THE BOARD OF DIRECTORS ORKLA ASA

We confirm that the financial statements for the period 1 January up to and including 31 December 2009, to the best of our knowledge, have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the Group taken as a whole, and that the Board of Directors' report includes a fair review of the development and performance of the business and the position of the company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

Oslo, 10 February 2010
The Board of Directors of Orkla ASA

Stein Erik Hagen
Chair

Svein S. Jacobsen
Deputy Chair

Aage Andersen

Lennart Jeansson

Gunn Liabø

Kristin Skogen Lund

Åse Aulie Michelet

Peter A. Ruzicka

Per Arnfinn Solberg

Bjørg Ven

Dag J. Opedal
President & CEO

AUDITOR'S REPORT FOR 2009

TO THE ANNUAL GENERAL MEETING OF ORKLA ASA

We have audited the annual financial statements of Orkla ASA as of 31 December 2009, showing a profit for the year of NOK 4,094 million for the Parent Company and a profit for the year of NOK 2,560 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the financial statements for the Parent Company and the Group. The financial statements of the Parent Company and the Group comprise the balance sheet, the statements of income, comprehensive income and cash flows, the statement of changes in equity and the accompanying notes. Simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9 have been applied in the preparation of the financial statements of the Parent Company. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the Group. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with laws, regulations and auditing standards and practices generally accepted in Norway, including the auditing standards adopted by the Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion

In our opinion,

- the financial statements of the Parent Company are prepared in accordance with laws and regulations and present fairly, in all material respects the financial position of the Company as of 31 December 2009, and the results of its operations and cash flows and the changes in equity for the year then ended, in accordance with simplified IFRSs pursuant to the Norwegian Accounting Act § 3-9

- the financial statements of the Group are prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Group as of 31 December 2009, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU

- the Company's management has fulfilled its duty to properly record and document the Company's accounting information as required by law and bookkeeping practice generally accepted in Norway

- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit for the year is consistent with the financial statements and complies with law and regulations.

Oslo, 19 February 2010
ERNST & YOUNG AS

Jan Wellum Svensen
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

STATEMENT FROM THE CORPORATE ASSEMBLY

TO THE GENERAL MEETING OF ORKLA ASA

The Corporate Assembly of Orkla ASA has received the Board of Directors' proposed annual report and financial statements for 2009 for Orkla ASA and the Group and recommends that the General Meeting approve the financial statements and the proposal of the Board of Directors for the allocation of profit for 2009.

Oslo, 4 March 2010
For the Corporate Assembly of Orkla ASA

Knut Brundtland
Chair of the Corporate Assembly

HISTORICAL KEY FIGURES

	Definition		2009	2008	2007	2006	2005
INCOME STATEMENT							
Operating revenues		(NOK million)	**56,228**	65,579	63,867	52,683	55,304
EBITA*		(NOK million)	**2,448**	4,240	5,112	5,084	4,805
Gains on sales of power plants (write-down of inventory in Sapa Profiles in 2008)		(NOK million)	**3,066**	(372)			
Amortisation intangible assets		(NOK million)	**(213)**	(228)	(230)	(216)	(236)
Restructuring and significant impairments		(NOK million)	**(195)**	(1,282)	(814)	(388)	(312)
Operating profit		(NOK million)	**5,106**	2,358	4,068	4,480	4,257
EBITA-margin*	1	(%)	**4.4**	6.5	8.0	9.7	8.7
Ordinary profit/loss before taxes		(NOK million)	**1,071**	(2,015)	10,059	8,525	7,206
Gains/profit/loss discontinued operations		(NOK million)	**993**	(55)	0	4,109	0
Profit/loss for the year		(NOK million)	**2,560**	(2,965)	8,445	11,288	6,044
CASH FLOW							
Net cash flow		(NOK million)	**5,640**	(9,571)	(5,216)	4,882	(16,855)
RETURN							
Return on capital employed (excl. Orkla Financial Investments)	2	(%)	**5.2**	9.4	11.5	13.0	11.4
Return on Share Portfolio investments		(%)	**39.0**	(45.3)	16.2	27.4	38.4
CAPITAL AS OF 31 DECEMBER							
Book value of total assets		(NOK million)	**94,686**	104,926	94,792	79,612	74,609
Market capitalisation	3	(NOK million)	**57,934**	46,223	107,817	72,690	57,655
Equity ratio	4	(%)	**51.7**	47.7	58.3	60.4	50.8
Net interest-bearing liabilities	5	(NOK million)	**19,848**	27,424	16,178	11,420	15,445
Interest coverage ratio	6		**2.2**	(1.1)	15.3	15.7	16.9
Average borrowing rate		(%)	**3.5**	5.3	4.9	3.9	3.3
Share of floating interest-bearing liabilities	7	(%)	**78**	96	75	88	80
Average time to maturity liabilities	8	(year)	**4.2**	4.7	5.3	4.6	4.6
SHARES							
Average number of shares outstanding diluted		(x 1,000)	**1,017,509**	1,017,830	1,031,292	1,034,380	1,032,640
Average number of shares outstanding		(x 1,000)	**1,017,110**	1,016,315	1,027,807	1,031,654	1,030,329
SHARE-RELATED KEY FIGURES							
Share price at 31 December		(NOK)	**56.85**	45.45	105.25	70.6	55.9
Earnings per share diluted	9	(NOK)	**2.5**	(2.8)	8.1	10.9	5.6
RISK per share	10	(NOK)	**na**	na	na	na	0.37
Ordinary dividend per share (proposed for 2009)		(NOK)	**2.25**	2.25	2.25	2.0	1.5
Payout ratio	11	(%)	**0.9**	(0.8)	27.8	29.1[1]	26.7
Price/earnings ratio	12		**22.7**	(16.2)	13.0	10.3[1]	9.9
PERSONNEL							
Number of employees			**30,167**	31,541	34,680	28,664	34,829
Number of man-years			**29,571**	30,937	34,854	28,309	33,541

* EBITA = Operating result before amortisation, gains on sales of power plants, write-downs of inventory in Sapa Profiles in 2008, restructuring and significant write-downs.

[1] Before net profit and gain on sale from Orkla Media (NOK 4 per share).

Definition:
1 EBITA*/Operating revenues
2 EBITA*/(Average net working capital + Average tangible assets + Average intangible assets at cost – Average net pension liabilities – Average deferred tax excess value)
3 Market capitalisation is calculated on the basis of number of shares outstanding x Average share price at year end
4 Book equity/Total assets
5 Total interest-bearing liabilities - Interest-bearing receivables and liquid assets (cash, bank deposits etc.)
6 (Profit before tax + Net interest expenses)/(Net interest expenses)
7 Liabilities with remaining fixed interest for less than one year
8 Average time to maturity long-term interest-bearing liabilites and unutilised committed credit facilities
9 Profit for the year after minority interests/Average number of shares outstanding diluted at year end
10 RISK: regulation of input taxable value of shares (Norwegian shareholders only)
11 Ordinary dividend per share/Earnings per share diluted
12 Share price/Earnings per share diluted

GROUP DIRECTORY

PARENT COMPANY

Orkla ASA
Karenslyst allé 6, 0278 Oslo
P.O. Box 423 Skøyen, NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
www.orkla.no

Orkla ASA
Løkkenveien 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00

ORKLA BRANDS

Orkla Brands
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
www.orklabrands.no

Orkla Foods Nordic

P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

Stabburet AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
www.stabburet.no

- Stabburet AS, Brumunddal, Norway
- Stabburet AS, Fredrikstad, Norway
- Stabburet AS, Gimsøy Kloster, Skien, Norway
- Stabburet AS, dept. Idun Rygge, Rygge, Norway
- Stabburet AS, Rygge, Norway
- Stabburet AS, Stranda, Norway
- Stabburet AS, dept. Sunda, Oslo, Norway
- Stabburet AS, Ualand, Norway
- Stabburet AS, Vigrestad, Norway

Procordia Food AB
Ellingevägen 14
SE-241 81 Eslöv, Sweden
Tel.: +46 413 65 000
www.procordiafood.com

- Procordia Food AB, Fågelmara, Sweden
- Procordia Food AB, Kumla, Sweden
- Procordia Food AB, Tollarp, Sweden
- Procordia Food AB, Vansbro, Sweden
- Procordia Food AB, Örebro, Sweden
- Procordia Food AB, Hofors, Sweden

Abba Seafood AB
Box 24077
SE-400 22 Gothenburg, Sweden
Tel.: +46 31 701 44 00
www.abbaseafood.se

- Abba Seafood AB,Kungshamn, Sweden
- Abba Seafood AB, Uddevalla, Sweden

Aktieselskabet Beauvais
P.O. Box 139
DK-2630 Tåstrup, Denmark
Tel.: +45 43 58 93 00
www.beauvais.dk

- Aktieselskabet Beauvais, Svinninge, Denmark
- Aktieselskabet Beauvais, Ansager, Denmark

Orkla Foods Fenno-Baltic
Felix Abba Oy Ab
Box 683
FI-20361 Åbo, Finland
Tel.: +358 20 785 4000
www.felixabba.fi

- Felix Abba Oy Ab, Åbo, Finland
- Felix Abba Lahden tehdas, Lahti, Finland
- Oy Panda Ab, Vaajakoski, Finland
- AS Põltsamaa Felix, Põltsamaa, Estonia
- SIA Spilva, Riga, Latvia
- UAB Suslavicius-Felix, Kaunas, Lithuania

Bakers AS
P.O. Box 43 Økern
NO-0508 Oslo, Norway
Tel.: +47 22 88 03 00
www.bakers.no

- Bakers AS, dept. Bryne, Norway
- Bakers AS, Grossistdistribusjon (Wholesale Distribution), Oslo, Norway
- Bakers AS, dept. Haugesund, Norway
- Bakers AS, dept. Heba, Brumunddal, Norway
- Bakers AS, dept. Larvik, Norway
- Bakers AS, dept. Lillesand, Norway
- Bakers AS, dept. Martens, Bergen, Norway
- Bakers AS, dept. Martin Nordby AS, Oslo, Norway
- Bakers AS, dept. Molde, Norway
- Bakers AS, dept. Nordfjordeid, Norway
- Bakers AS, dept. Sem, Norway
- Bakers AS, dept. Trøndelag, Norway
- Bakers AS, dept. Økern, Oslo, Norway

Orkla Brands Nordic

P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00

Lilleborg AS
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
www.lilleborg.no
www.lilleborgprofesjonell.no
- Lilleborg AS, Ski
- Lilleborg AS, dept. Ello, Kristiansund N, Norway
- Lilleborg AS, dept. Kronull, Frei, Norway

Nidar AS
NO-7005 Trondheim, Norway
Tel.: +47 73 58 30 00
www.nidar.no

- Nidar AS, Oslo, Norway

Chips Ab
Strandgatan 6
AX-22 100 Mariehamn
Åland, Finland
Tel.: +358 18 25 800
www.chips.fi

- Chips Ab, Haraldsby, Åland, Finland
- Chips Ab, Helsingfors, Finland
- KiMs Norge AS, Oslo, Norway
- KiMs Norge AS, Skreia, Norway
- KiMs A/S, Søndersø, Denmark
- OLW Sverige AB, Filipstad, Sweden
- OLW Sverige AB, Solna, Sweden
- Latfood A/S, Riga, Latvia

Göteborgs Kex AB
SE-442 82 Kungälv, Sweden
Tel.: +46 303 20 90 00
www.goteborgskex.se

- Sætre AS, Oslo, Norway
- Sætre AS, dept. Nord-Odal, Sagstua, Norway

Axellus AS
P.O. Box 4293 Nydalen
NO-0402 Oslo, Norway
Tel.: +47 22 89 64 00
www.axellus.no
www.axellus.com

- Axellus AS, Oslo, Norway
- Axellus OY, Vantaa, Finland
- Axellus A/S, Ishøj, Denmark
- Axellus AB, Solna, Sweden
- Axellus Sp z.o.o., Warsaw, Poland
- Axellus SIA, Riga, Latvia
- Axellus Oü, Tallinn, Estonia
- UAB Axellus, Vilnius, Lithuania
- Axellus s.r.o, Prague, Czech Republic

Pierre Robert Group AS
P.O. Box 4248 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 27 00
www.pierrerobertgroup.no

- Pierre Robert Group AB, Malmö, Sweden

Orkla Brands International

P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00

Felix Austria GmbH
Felixstrasse 24
AT-7210 Mattersburg, Austria

Tel.: +43 2626 610-0
www.felix.at

OAO Confectionery Group SladCo
Office 210, 2nd Floor, 30, drive 607
Business-centre "Zenit-Plaza"
RU-123458 Moscow, Russia
Tel.: +7 495 589 2424
www.sladco.ru

- Confectionery Group SladCo, Yekaterinburg, Russia
- OAO Volzhanka Confectionery Plant, Ulyanovsk, Russia

OAO Krupskaya Confectionery Factory
21 Sotsialisticheskaya Street
RU-191119 St. Petersburg, Russia
Tel.: +7 812 329 1362
www.krupskaya.com

MTR Foods Pvt. Limited
No. 4, 17th Cross, KR Road
BSK 2nd Stage
IN-560 070 Bangalore, India
Tel.: 91 80 26 76 05 69
www.mtrfoods.com

Orkla Food Ingredients

P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00

Idun Industri AS, Hvam, Norway
- Idun Industri AS, Kokstad, Norway
- Idun Industri AS, Rakkestad, Norway
- Candeco Confektyr AB, Malmö, Sweden
- Nimatopaal i Dala-Järna AB, Dala-Järna, Sweden
- Frima Vafler, Århus, Denmark

Odense Marcipan A/S, Odense, Denmark
- Bæchs Conditori A/S, Hobro, Denmark
- Natural Food, Coseano, Italy

Credin Group, Freixeira, Portugal
- Credin Polska, Sobotka, Poland
- Credin Denmark, Juelsminde, Denmark
- Credin Productos Alimenticios, Barcelona, Spain
- Credin Russia, Ulyanovsk, Russia

Credin bageripartner A/S, Vejle, Denmark

Dragsbæk A/S, Thisted, Denmark
- Kjarnavörur HF, Inbak, Iceland
- UAB Vilniaus Margarino Gamykla (VMG), Vilnius, Lithuania
- Poznan Onion, Poznan, Poland
- KT Foods, Fårup, Denmark
- Kolding Salatfabrik, Kolding, Denmark
- Gædabakstur, Reykjavik, Iceland
- Blume Food I/S, Randers, Denmark
- Naturli Foods, Højbjerg, Denmark

KåKå AB, Lomma, Sweden
- KåKå AB, Sollentuna, Sweden
- KåKå AB, Örebro, Sweden
- KåKå Czech, Prague, Czech Republic
- Belusa Foods, Belusa, Slovakia

Jästbolaget AB, Sollentuna, Sweden

MiNordija, Kaunas, Lithuania

LaNordija, Riga, Latvia

Vilmix, Tallinn, Estonia

Orkla Foods Romania SA, Bucuresti, Romania
- OF Romania, Craiova, Romania
- OF Romania, Covasna, Romania
- OF Romania, Ilasi, Romania

ORKLA ALUMINIUM SOLUTIONS

Sapa AB
Box 5505
SE-114 85 Stockholm, Sweden
Tel.: +46 8 459 59 00
www.sapagroup.com

Austria
- Sapa Building System Vertriebs GmbH, Gleisdorf

Belgium
- Sapa Building System, Landen
- Sapa Building System, Lichtervelde
- Remi Claeys Aluminium NV, Lichtervelde
- Sapa RC Profiles NV/SA, Ghlin
- Sapa RC Profiles NV/SA, Lichtervelde
- Cuprochimique NV, Gent

Canada
- Sapa Canada Inc, Quebec
- Sapa Canada Inc, Ontario
- Sapa Canada Inc, British Columbia
- Sapa Profiles Inc, Sales Office, Vancouver

China
- Sapa Heat Transfer (Shanghai) Ltd, Shanghai
- Sapa Heat Transfer (Shanghai), Tube Division, Shanghai
- Sapa Profiles (Shanghai) Ltd, Shanghai

Czech Republic
- Sapa Profily s.r.o., Ostrava
- Sapa Building System s.r.o., Kladno-Sitnà
- Sapa Building System s.r.o., Prague

Denmark
- Sapa Profiler A/S, Grenå
- Sapa Building System AB, Tilst

England
- Sapa Building Systems Ltd., Ashchurch
- Sapa Building System AB, Chester
- Sapa Components Ltd., Gloucester
- Sapa Profiles UK Ltd., Cheltenham
- Sapa Profiles UK Ltd., Tibshelf

Estonia
- Sapa Profiilid AS, Sales Office, Harjumaa

Finland
- Sapa Profiilit Oy, Sales Office, Espoo
- Sapa Building System AB, Espoo

France
- Sapa Profilé Puget SA, Puget Sur Argens
- Sapa Lacal SNC, Le Garric
- Sapa Profiles Albi SNC, Le Garric
- Sapa Building System France SAS, Puget Sur Argens
- Compex EURL, Pégomas

Germany
- Sapa Aluminium Profile GmbH, Offenburg
- Sapa Aluminium Profile GmbH, Sales Office, Düsseldorf
- Sapa Building System GmbH, Ratingen
- Sapa Heat Transfer Tubes, Remscheid

Hungary
- Sapa Profiles Kft, Székesfehérvár

Israel
- Sapa Building System, Petah Tiqua

Italy
- Sapa Profili S.r.l., Fossanova
- Sapa Profili S.r.l., Feltre
- Sapa Profili S.r.l., Bolzano

Latvia
- Sapa Profili SIA, Sales Office, Riga

Lithuania
- Sapa Statyby Sistemos, Vilnius
- UAB Sapa Profiliai, Kaunas

Mexico
- Sapa H E Tubing, Monterrey

Mosambique
- Sapa Building System Mosambique Lda, Maputo

Netherlands
- Sapa Aluminium BV, Hoogezand
- Sapa Extrusions Inc., Harderwijk
- Sapa Profiles NL BV, Harderwijk
- Sapa Profiles NL BV, Drunen
- Sapa Pole Products, Drunen
- Sapa H E Tubing, Harderwijk
- Sapa Building System BV, Breda

Norway
- Sapa Profiler AS, Sales Office, Kjeller
- Sapa Building System AB, Kjeller

Poland
- Sapa Aluminium Sp. z o.o., Lodz
- Sapa Aluminium Sp. z o.o., Trzcianka
- Sapa System Sp. z o.o., Lodz

Portugal
- Sapa II Perfis SA, Cacém
- Sapa Building System, Cacém
- Sapa Portugal, Extrusão e Distribuição de Aluminio SA, Sintra
- Novas Tecnologias em Persianas e Componentes para o Alumínio SA, Sintra

Qatar
- Sapa Building System Qatar, Doha Qatar

Romania
- SC Sapa Profiles SRL, Chisneu Cris
- Sapa Building System, Chisneu Cris

Singapore
- Sapa Mass Transportation Asia Pacific, Singapore

Slovakia
- Sapa Profily a.s., Žiar nad Hronom
- Sapa Building System s.r.o., Bratislava

South Korea
- Sapa Heat Transfer Korea, Sales Office, Seoul

Spain
- Sapa Holdings Spain SL, Sales Office, Barcelona
- Sapa Profiles Perifalsa, La Coruna
- Sapa Profiles La Selva, Tarragona
- Sapa Profiles Navarra, Pamplona
- Sapa Building System Iberia, Madrid

Sweden
- Sapa AB, Technology, Finspång
- Sapa Building System AB, Vetlanda
- Sapa Heat Transfer AB, Finspång
- Sapa Komponenter AB, Vetlanda
- Sapa Lackering AB, Vetlanda
- Sapa Profilbearbetning AB, Finspång
- Sapa Profilbockning AB, Vetlanda
- Sapa Profiler AB, Vetlanda
- Sapa Profiler AB, Sales Office, Gothenburg
- Sapa Profiler AB, Sales Office, Stockholm
- Sapa Profiler AB, Sales Office, Umeå
- Sapa Automotive, Vetlanda
- Sapa Mass Transportation, Finspång
- Sapa Thermal Management, Stockholm

Switzerland
- Sapa Aluminium Profile AG, Sales Office, Zürich
- Sapa Building System s.a.r.l., Sevaz
- SI La Guérite, Sevaz

Turkey
- Sapa Yapi Sistem Sanayi ve Ticaret AS, Istanbul

United Arab Emirates
- Sapa Building System Abu Dhabi Branch, Abu Dhabi
- Sapa RC System Abu Dhabi Branch, Abu Dhabi

US
- Norca Heat Transfer, Sales Office, New York
- Sapa Profiles Inc., Portland, Oregon
- Sapa Industrial Extrusions Inc., Cressona, Pennsylvania
- Sapa Industrial Extrusions Inc., Spanish Fork, Utah
- Sapa Fabricated Products, Magnolia, Arkansas
- Sapa Extrusions LLC, Delhi, Louisiana
- Sapa Extrusions Inc., Yankton, South Dakota
- Sapa H E Tubing, Louisville, Kentucky
- Sapa Extruder Inc., Mountaintop, Pennsylvania
- Sapa Extruder Inc., Elkhart, Indiana
- Sapa Extruder Inc., Connersville, Indiana
- Sapa Extruder Inc., Gainesville, Georgia
- Sapa Extruder Inc., City of Industry, California
- Sapa Burlington, Burlington, North Carolina

ORKLA MATERIALS

ELKEM

Elkem AS
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00
www.elkem.com

Elkem Solar
P.O. Box 8040 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: 47 38 01 70 00

Elkem Solar, Research
P.O. Box 8040 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: 47 38 01 70 00

Elkem Energi
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Saudefaldene, Sauda, Norway

Elkem Silicon Materials
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

P.O. Box 8126 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 75 00

- Elkem Bremanger, Svelgen, Norway
- Elkem Thamshavn, Orkanger, Norway
- Elkem Salten, Straumen, Norway
- Elkem Tana, Tana, Norway
- Mårnes Kvartsittbrudd, Sandhornøy, Norway
- Elkem Silicon Materials, Pittsburgh, USA
- Elkem Materials South America, Diadema, Brazil
- Erdos JV, Erdos, Inner Mongolia, China
- Elkem Oilfield Chemicals, Dubai, United Arab Emirates
- EMPS (Elkem Materials Processing Services B.V.), Dordrecht, Netherlands

Elkem Logistics
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00
- Elkem Distribution Center, Ridderkerk, Netherlands
- Elkem Maritime Center, Ridderkerk, Netherlands
- Distribution/Agencies Euro Nordic Logistics, Ridderkerk, Netherlands
- Elkem Chartering, Oslo, Norway
- Elkem Chartering, Singapore

Elkem Foundry Products
(Foundry and Special Products)
P.O. Box 5211 Majorstuen
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

- Elkem Bjølvefossen, Ålvik, Norway
- Elkem Bremanger, Svelgen, Norway
- Elkem Iceland, Akranes, Iceland
- Elkem Métal Canada, Chicoutimi, Canada
- Elkem Foundry China

Elkem Carbon
P.O. Box 8040 Vågsbygd
NO-4675 Kristiansand, Norway
Tel.: +47 38 01 70 00

- Elkem Carbon (China) Company, Ningxia Hui Autonomous Region, China
- Elkem Carbon - Carboindustrial, Serra, Brazil
- Elkem Carbon - Carboderivados, Serra, Brazil
- Elkem Ferroveld Joint Venture, Witbank, South Africa

Elkem Metals Inc.
P.O. Box 266
Pittsburgh, PA 15230-0266, US
Tel.: +1 412 299 7200

Sales Offices
- Elkem Sales and Marketing Service, Hamilton, Ontario, Canada
- Elkem Nordic, Vedbæk, Denmark
- Elkem Materials Middle East, Dubai, United Arab Emirates
- Elkem, Sheffield, England
- Elkem, Paris, France
- Orkla India, Vashi, Navi Mumbai, India
- Elkem, Agrate Brianza, Milano, Italy
- Elkem Japan KK, Minato-ku, Tokyo, Japan
- Elkem, Shanghai, China
- Intersom Hong Kong Limited, Shanghai, China
- Elkem Branch Office Zagreb, Zagreb, Croatia
- Elkem Representative Office, Moscow, Russia
- Elkem Silicon Materials, Singapore Science Park, Singapore
- Elkem Iberia (Foundry), Las Arenas-Vizcaya, Spain
- Elkem Iberia (Materials - Solar), Barcelona, Spain
- Elkem Representative Office, Prague, Czech Rep.
- Elkem, Düsseldorf, Germany
- Elkem Sales and Marketing Services Elkem Metals, Pittsburgh, Pennsylvania, USA

BORREGAARD

Borregaard
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
www.borregaard.com

- Borregaard ChemCell, Sarpsborg, Norway
- Borregaard Energi, Sarpsborg, Norway
- Borregaard Ingredients, Sarpsborg, Norway
- Borregaard LignoTech, Sarpsborg, Norway
- Borregaard Synthesis, Sarpsborg, Norway

Austria
- Biotech Lignosulfonate Handels GmbH, St. Valentin

Brazil
- LignoTech Brasil Produtos de Lignina Ltda, São Paolo

China
- Borregaard Industries Limited, Shanghai Representative Office, Shanghai

Czech Republic
- Biotech Lignosulfonate Handels GmbH, Paskov

England
- Borregaard UK Ltd., Warrington, Cheshire

France
- Borregaard France S.a.r.l, Paris

Germany
- Borregaard Deutschland GmbH, Düsseldorf
- Borregaard Deutschland GmbH, LignoTech Werk Karlsruhe, Karlsruhe

India
- Orkla India Private Limited, Navi Mumbai

Italy
- Borregaard Italia S.p.A., Milano
- Borregaard Italia S.p.A., Ravenna

Japan
- Borregaard Industries Ltd. Japan Branch, Tokyo

Norway
- Borregaard Ind. Ltd., Sarpsborg
- Borregaard Trælandsfos AS, Kvinesdal
- Denomega Nutritional Oils AS, Leknes
- Denomega Nutritional Oils AS, Ålesund
- Denomega Nutritional Oils AS, Sarpsborg

Poland
- Borregaard Poland, Poznan

Singapore
- Borregaard S.E.A. Pte. Ltd.

South Africa
- LignoTech South Africa, Umkomaas

Spain
- LignoTech Iberica S.A, Torrelavega
- Borregaard Iberica S.L, Barcelona

Sweden
- LignoTech Sweden AB, Vargön

Switzerland
- Borregaard Schweiz AG, Riedholz

United Arab Emirates
- Borregaard Middle East, Dubai

US
- LignoTech USA Inc., Bridgewater, New Jersey
- LignoTech USA Inc., Rothschild, Wisconsin
- Denomega Nutritional Oils, Boulder, Colorado

ORKLA FINANCIAL INVESTMENTS

Orkla ASA – Share Portfolio
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
www.orkla.com

Orkla Finans AS
P.O. Box 1724 Vika
NO-0121 Oslo, Norway
Tel.: +47 22 40 08 00
www.orklafinans.no

- Orkla Finans, Oslo, Norway
- Orkla Finans, Bergen, Norway
- Orkla Finans, Trondheim, Norway
- Orkla Finans, Stavanger, Norway
- Orkla Finans, Kristiansand, Norway
- Orkla Finans, Tønsberg, Norway
- Orkla Finans, Hamar, Norway
- Orkla Finans, Tromsø, Norway

Orkla Finans Commodity Trading AS
Hoffsveien 65 B
P.O. Box 5211, Majorstua
NO-0303 Oslo, Norway
Tel.: +47 22 45 01 00

Orkla ASA – Eiendom
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00

Borregaard Skoger AS
P.O. Box 102
NO-2401 Elverum, Norway
Tel.: +47 62 41 96 50

- Børresen AS, Sylling, Norway
- Borregaard Vafos, Elverum, Norway
- SB-Skog, Elverum, Norway
- Østwood AS, Elverum, Norway
- Norsk Skogsenergi AS, Elverum, Norway
- Nygård & Mælum Skogkontor AS, Arneberg, Norway
- Broberg Skogs AB, Bograngen, Sweden

OTHER GROUP COMPANIES

Orkla Shared Services AS
P.O. Box 7189 Majorstuen
NO-0307 Oslo, Norway
Tel.: +47 22 09 61 00

Chr. Salvesen & Chr. Thams's
Communications Aktieselskab
Løkkenveien 204
NO-7332 Løkken Verk, Norway
Tel.: +47 72 49 90 00

Orkla Insurance Company Ltd.
Grand Mill Quay
Barrow Street
Dublin 4, Ireland
Tel.: +353 1 407 4963

Orkla Asia Pacific Pte Ltd
111C Telok Ayer Street, 4th floor
Singapore 068580
Tel.: +65 68 80 79 10

ORGANISATION

THE GROUP EXECUTIVE BOARD

Dag J. Opedal	President and CEO	Orkla
Torkild Nordberg	Executive Vice President	Orkla Brands
Bjørn M. Wiggen	Executive Vice President	Orkla Aluminium Solutions og Elkem
Roar Engeland	Executive Vice President	Orkla Financial Investments og Corporate Development
Terje Andersen	Executive Vice President	Chief Financial Officer (CFO)
Hilde Myrberg	Executive Vice President	Corporate Functions

(The Group Executive Board is in charge of the day-to-day administration of Orkla.
Further details regarding the members are presented on page 22).

HEADS OF BUSINESS AREAS:

ORKLA BRANDS	ORKLA ALUMINIUM SOLUTIONS	ORKLA MATERIALS	ORKLA ASSOCIATES	ORKLA FINANCIAL INVESTMENTS
Torkild Nordberg	Bjørn M. Wiggen			Roar Engeland
ORKLA FOODS NORDIC Atle Vidar Johansen	**SAPA PROFILES EUROPE** Arne Rengstedt	**ELKEM** Helge Aasen	**REC ASA** (39,7 %) Ole Enger	**SHARE PORTFOLIO** Thomas Øybø
ORKLA BRANDS NORDIC Jan Ove Rivenes	**SAPA PROFILES NORTH AMERICA** Timothy J. Stubbs	**BORREGAARD** Per A. Sørlie	**JOTUN AS** (42,5 %) Morten Fon	**ORKLA FINANS** Bjørn Slåtto
ORKLA BRANDS INTERNATIONAL Paul Jordahl	**SAPA BUILDING SYSTEM** Hans Johansson			**ORKLA EIENDOM** Gjert Brun
ORKLA FOOD INGREDIENTS Jørn Unneberg	**SAPA HEAT TRANSFER** Michael Mononen			

CORPORATE FUNCTIONS:

FINANCE AND ACCOUNTING

Geir Solli
Senior Vice President, Finance

Frode Kronstad
Senior Vice President,
Corporate Accounting

Lars Røsæg
Vice President,
Financial Planning and Analysis

Jørn Tore Bernø Larssen
Senior Vice President, IT

Rune Helland
Senior Vice President,
Investor Relations

Pål Erik Jahren[1]
Chief Risk Officer

Pål Knutzen
Senior Vice President, Taxes

CORPORATE DEVELOPMENT

Per Fiedler
Senior Vice President,
Corporate Development Operations

Pål Eikeland
Senior Vice President
Corporate Development Purchasing

Erik Barkald
Senior Vice President,
Mergers & Acquisitions

Kjell Sundsli
Senior Vice President,
Corporate Development Asia

OTHER CORPORATE FUNCTIONS

Hilde Myrberg
Human Resources/Organisation

Karl Otto Tveter
Senior Vice President, Legal Affairs

Ole Kristian Lunde
Senior Vice President, Communications

Håkon Mageli
Senior Vice President, Corporate Affairs

Fridthjof Røer
Chief Internal Auditor

[1]Effective 1 February 2010.

GOVERNING BODIES AND ELECTED REPRESENTATIVES

Corporate Assembly

Elected by the shareholders

Name	Position	Employer
Knut Brundtland (0)	Lawyer	
Rune Bjerke (0)	Group President and CEO	DNB Nor (38,637,716)
Kjetil Houg (600)	Finance Director	Oslo Pensjonsforsikring (4,000,000)
Johan H. Andresen (0)	CEO and owner	Ferd AS (4,500,000)
Idar Kreutzer (0)	CEO	Storebrand (3,974,667)
Nils-Henrik Pettersson (80)	Lawyer	Law firm of Schjødt AS (0)
Gunn Wærsted (0)	Country Senior Executive	Nordea (960,153)
Olaug Svarva (0)	Managing Director	Folketrygdfondet (110,900,010)
Dag Mejdell (13,450)	Group President and CEO	Posten Norge AS (0)
Lars F. Windfeldt (126,265)		
Anne E. Gudefin (0)[1]	Portfolio Manager	Franklin Templeton Investments (81,298,529)[1]
Marianne Blystad (0)	Lawyer	Law firm of Ro Sommernes DA (0)
Nils K. Selte (52,000)[2]	Finance Director	Canicasystemet (238,342,000)[2]
Terje R. Venvold (1,000)	Group President and CEO	Veidekke ASA (0)

[1] As of 1 January 2010 Anne E. Gudefin is no longer employed by Franklin Templeton Investments
[2] Incl. shares owned by related parties

Deputy members

Name	Position	Employer
Ann Kristin Brautaset (0)	Portfolio Manager	Folketrygdfondet (110,900,010)
Anne Birgitte Fossum (6,500)	Lic.oec	Foinco AS (0)
Scilla Treschow Hokholt (73,065)[1]	Agricultural economist	
Benedikte Bjørn (0)	Company Secretary	StatoilHydro ASA (4,333,840)
Andreas Enger (4,000)[1]		
Mimi K. Berdal (0)	Lawyer	

[1] Incl. shares owned by related parties

Elected by the employees
Kai Erik Andersen (9,661)
Jens Morten Reiersrud (0)
Sverre Olsen (80)
Karin Johansson (0)
Esa Mäntylä (0)
Lene Aarøe Larsen (929)

Personal deputies for the Swedish and Danish representatives
Robert Johansson (379)
Per Carlsson (0)

Employee-elected deputies
Rune Skau (50)
Elke Thisted (1,931)
Cecilie Borgen (0)

Nomination Committee
Nomination Committee elected by the General Meeting (cf. Article 18 of the Articles of Association)

Knut Brundtland, Chair (0)
Idar Kreutzer (0)
Leiv Askvig (0)
Nils-Henrik Petterson (80)

Olaug Svarva (0)
Sverre Olsen (80)
(for election of Chair of the Board)

Board of Directors

Stein Erik Hagen[1], Chair (10)
Svein S. Jacobsen, Deputy Chair (10)
Peter Ruzicka[1] (10)
Bjørg Ven (10)
Lennart Jeansson (10)
Åse Aulie Michelet (9)
Kristin Skogen Lund (9)
Aage Andersen (employee-elected) (10)
Gunn Liabø (employee-elected) (10)
Per Arnfinn Solberg (employee-elected) (10)

[1] Not independent

Employee-elected Board observers
Peer Sørensen
Kenneth Hertz

Employee-elected Deputy Board members
Einar Støfringshaug (882)
Bjørn Rune Henriksen (1,182)
Roger Vangen (2,037)
Terje Utstrand (529)
Sidsel Kjeldaas Salte (4,534)

Auditor
Ernst & Young AS (0)
Jan Wellum Svensen (0)
State-authorised public accountant

Figures in brackets indicate the number of shares owned as of 31 December 2009, including those owned by related parties. Figures in brackets after the name of the employer indicate the number of shares owned by the employer.

For shares owned by the Board of Directors and Board observers, see page 6. The number in brackets after the name of the Board member indicates the number of Board meetings they have attended.

Corporate democracy at Orkla

Active participation by the employees in the governing bodies both at Group level and in the individual subsidiaries is an important element of decision-making processes at Orkla. A common aim has been to evolve representational arrangements that adequately ensure broad-based involvement and genuine influence.

The employees elect three of the ten members of Orkla's Board of Directors and two observers. One third of the members of the Corporate Assembly are elected by the Group employees.

An International Committee of Union Representatives has been established for employees of the Norwegian, Swedish and Danish companies in the Orkla Group. This arrangement ensures broad representation for Group employees, based on company, union and country. The International Committee of Union Representatives meets regularly with the Group's executive management to discuss matters relevant to the Group.

To ensure that the employees in the Group's other companies in Europe are also informed of important matters concerning the Group and that their opinions on such matters are heard, an agreement regarding a European Works Council (EWC) has been established at Orkla.

In addition to the corporate arrangements mentioned here, the employees, as is customary, have representatives on the Board of Directors of some companies in the Group. The following is a list of the members of Orkla's International Committee of Union Representatives as of 31 December 2009.

Orkla Committee of Union Representatives

Working Committee
Aage Andersen, Chair
Jonny Bengtsson, 1st Deputy Chair
Peer Sørensen, 2nd Deputy Chair
Kenneth Hertz, Secretary
Gunn Liabø
Åke Ligardh
Per Arnfinn Solberg
Einar Støfringshaug

Committee of Shareholders' Representatives
Working Committee
Terje Utstrand
Åsmund Dybedahl
Bjørn Rune Henriksen
Per Tronvoll
Roger Vangen
Sidsel Kjeldaas Salte
Nils Erik Nilsson
Sanne Øster
Dan E. Andersson
Lene Aarøe Larsen

THE ORKLA GROUP

In addition to the annual report Orkla also publishes an EHS report and a sustainability report. These are available at www.orkla.com.


EHS REPORT
2009
ORKLA

Environment, Health, Safety


SUSTAINABILITY REPORT
2009
ORKLA

Sustainability Report

ORKLA IS SPONSOR OF:

Main sponsor of:


SOS-barnebyer
Langsiktig hjelp til foreldreløse barn


Nobel Peace Center
Nobels Fredssenter


THE OSLO CENTER

Sponsor of:


DEN
NORSKE
OPERA
&
BALLETT

Copyright notice
The content of this annual report is copyright protected material. The content may be freely distributed, reproduced and electronically stored. This consent is given on the condition that the source of the material is correctly cited.
© 2010 Orkla ASA


THE GLOBAL COMPACT
WE SUPPORT

Orkla ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway

Office address:
Karenslyst allé 6
NO-0278 Oslo, Norway

Tel: +47 22 54 40 00
Fax: +47 22 54 44 90
Enterprise number: NO 910 747 711

www.orkla.com
info@orkla.com



Design and production: Cox Design, Oslo | Photo: Kyrre Lien, Guri Dahl/Tinagent, REC, Jotun/Morten Rakke, Elkem, Scanpix | Print: RK Grafisk AS